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GENERAL MARITIME CORPORATION INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 22, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gener8 Maritime, Inc.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	66-071-6485 (I.R.S. Employer Identification No.)

Gener8 Maritime, Inc. 299 Park Avenue, Second Floor New York, New York 10171 (212) 763-5600	Peter C. Georgiopoulos Chairman and Chief Executive Officer Gener8 Maritime, Inc. 299 Park Avenue, Second Floor New York, New York 10171 (212) 763-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Attention: Thomas E. Molner, Esq. Tel: (212) 715-9100 Fax: (212) 715-8000	Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Attention: Andrew J. Pitts D. Scott Bennett Tel: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Common Shares, par value $0.01 per share(1)	$100,000,000	$11,620

(1)
In accordance with Rule 457(o) of the Securities Act of 1933, the number of common shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3)
Includes common shares that may be sold pursuant to the underwriters' option to purchase additional shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                        , 2015

P R E L I M I N A R Y    P R O S P E C T U S

            Shares

GENER8 MARITIME, INC.

Common Stock
$        per share

          This is the initial public offering of our common stock. We are selling        shares of our common stock. We currently expect the initial public offering price to be between $            and $            per share of common stock.

          We have granted the underwriters an option to purchase up to            additional shares of common stock to cover over-allotments.

          We intend to apply to have the common stock listed on the New York Stock Exchange under the symbol "GNRT."

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Gener8 Maritime, Inc. (before expenses)	$	$

(1)
See "Underwriting" for additional information regarding underwriting compensation.

          The underwriters expect to deliver the shares to purchasers on or about                ,        through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	UBS

Co-Managers

Prospectus dated                        , 2015

        We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

        You should rely only on information contained in this prospectus. Neither we nor the underwriters have authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, any securities other than our common shares or our common shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

INDUSTRY DATA

        The discussions contained in "The International Oil Tanker Shipping Industry" and certain other sections of this prospectus have been reviewed by Drewry Shipping Consultants Ltd., or "Drewry," which has confirmed to us that such sections accurately describe in all material respects the international tanker market as of the date of this prospectus. Please see "Experts" for a list of such sections.

        The statistical and graphical information we use in the portions of this prospectus identified above has been compiled by Drewry from its database and other sources, including independent industry publications, government publications and other published independent sources. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. We believe that the information provided by Drewry is accurate in all material respects. In connection therewith, Drewry has advised that certain information in Drewry's database is derived from estimates or subjective judgments; the information in the databases of other shipping data collection agencies may differ from the information in Drewry's database; and while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. Although data are taken from the most recently available published sources, these sources do revise figures and forecasts from time to time.

ii

 SUMMARY

        This section summarizes information that appears later in this prospectus. You should review carefully the risk factors and other more detailed information, as well as financial statements, included in this prospectus before making an investment decision. Additionally, as used in this prospectus, unless the context otherwise indicates, the references to "Gener8 Maritime, Inc.," "Gener8 Maritime," "Gener8," "the Company," "we," "our," "our company," and "us," unless otherwise indicated by context, refer to Gener8 Maritime, Inc. and its subsidiaries following the consummation of the merger with Navig8 Crude Tankers, Inc. on May 7, 2015 described in this prospectus pursuant to which (i) General Maritime Corporation was renamed "Gener8 Maritime, Inc." and (ii) Navig8 Crude Tankers, Inc., or "Navig8 Crude," merged with and became a wholly-owned subsidiary of Gener8 Maritime, Inc. References to the "2015 merger" refer to this merger and references to "General Maritime" refer to General Maritime Corporation prior to the consummation of the 2015 merger. Navig8 Crude Tankers Inc. is referred to as "Navig8 Crude" prior to the consummation of the 2015 merger and to "Gener8 Acquisition" after the consummation of the 2015 merger. References to "the offering" or "this offering" refer to our initial public offering. See the "Glossary of Shipping Terms" included in this prospectus for definitions of certain terms that are commonly used in the shipping industry.

 Our Company

        We are Gener8 Maritime Inc., a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, one of the largest independent vessel pool managers. We own a fleet of 46 tankers, including 25 vessels on the water, consisting of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm deadweight tons, or "DWT," as of March 31, 2015, and 21 "eco" VLCC newbuildings equipped with advanced, fuel-saving technology, that are being constructed at highly reputable shipyards, with expected deliveries from August 2015 through February 2017. These newbuildings are expected to more than double our fleet capacity to 10.8mm DWT, based on the contractually-guaranteed minimum DWT of newbuild vessels. After the delivery of these vessels, we believe that our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned VLCC fleets worldwide based on current estimated fleet sizes. In addition to being one of the largest owners by deadweight tonnage of VLCC and Suezmax vessels, we believe we will uniquely benefit from our strategic commercial management relationship with the Navig8 Group, the largest fully-integrated commercial management platform in our industry.

        General Maritime was founded in 1997 by our Chairman and Chief Executive Officer, Peter Georgiopoulos, and has been an active owner, operator and consolidator in the crude tanker sector. Mr. Georgiopolous has overseen the purchase of more than 200 vessels across six companies, for an aggregate purchase price of over $7.5 billion. Navig8 Crude was formed in 2013 by the Navig8 Group, as a crude tanker owning entity and has contracts for 14 "eco" VLCC newbuilding vessels. Navig8 Group manages over 300 vessels across 15 vessel pools. In addition to the greater scale provided by our transformative transaction, we bring to our merged organization the combined industry expertise of General Maritime's existing management team and former senior executives at Navig8 Crude, who are expected to serve as consultants to our Board of Directors, or the "Board," and are expected to sit on our Strategic Management Committee. We believe that we will benefit from multiple commercial and operational advantages of Navig8 Group's VL8, Suez8 and V8 pools, in which we intend to employ our spot VLCC, Suezmax and Aframax vessels, including enhanced scale and access to incremental market intelligence. In addition, subject to reaching mutually agreeable commercial terms, we expect to receive a profit participation right in the Suez8 and the VL8 pools.

        The table below provides information as of March 31, 2015 regarding our vessels on the water, all of which are part of Gener8 Maritime's historical fleet.

Vessel	Year Built	DWT	Employment Status	Yard	Flag
VLCC
Genmar Zeus	2010	318,325	Pool	Hyundai	Marshall Islands
Genmar Atlas	2007	306,005	Pool	Daewoo	Marshall Islands
Genmar Hercules	2007	306,543	Pool	Daewoo	Marshall Islands
Genmar Ulysses	2003	318,695	Pool	Hyundai	Marshall Islands
Genmar Poseidon	2002	305,795	Pool	Daewoo	Marshall Islands
Genmar Victory	2001	312,640	TC	Hyundai	Bermuda
Genmar Vision	2001	312,679	TC	Hyundai	Bermuda
SUEZMAX
Genmar Spartiate	2011	164,925	Pool	Hyundai	Marshall Islands
Genmar Maniate	2010	164,715	Pool	Hyundai	Marshall Islands
Genmar St. Nikolas	2008	149,876	TC	Universal	Marshall Islands
Genmar George T	2007	149,847	Pool	Universal	Marshall Islands
Genmar Kara G	2007	150,296	Pool	Universal	Liberia
Genmar Harriet G	2006	150,296	Pool	Universal	Liberia
Genmar Orion	2002	159,992	Pool	Samsung	Marshall Islands
Genmar Argus	2000	159,999	Pool	Hyundai	Marshall Islands
Genmar Spyridon	2000	159,999	Pool	Hyundai	Marshall Islands
Genmar Horn	1999	159,475	Pool	Daewoo	Marshall Islands
Genmar Phoenix	1999	153,015	Pool	Halla	Marshall Islands
AFRAMAX
Genmar Strength	2003	105,674	Spot	Sumitomo	Liberia
Genmar Daphne	2002	106,560	Spot	Tsuneishi	Marshall Islands
Genmar Defiance	2002	105,538	Spot	Sumitomo	Liberia
Genmar Elektra	2002	106,560	Spot	Tsuneishi	Marshall Islands
PANAMAX
Genmar Companion	2004	72,749	Spot	Dalian China	Bermuda
Genmar Compatriot	2004	72,749	Spot	Dalian China	Bermuda
HANDYMAX
Genmar Consul	2004	47,400	Spot	Uljanik Croatia	Bermuda
Vessels on the Water Total		4,520,347

TC = Time Chartered (see below under the heading "Business—Our Charters")

Pool = Vessel is chartered into a pool where it is deployed on the spot market.

*
Does not include Nave Quasar (VLCC) which we have time-chartered in with an anticipated charter expiration in February 2016. This vessel is currently chartered-in to the VL8 pool where it is deployed on the spot market. For more information about the Nave Quasar time charter see "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Nave Quasar Time Charter."

        We believe we are uniquely positioned to benefit from the near-term delivery of our VLCC newbuildings shown in the table below. In addition to providing significant growth over the next 21 months, we believe that the timing of our orders, placed in 2013-2014 and expected to deliver as the tanker market continues its expected recovery, positions us to capture significant upside. Our Strategic Management Committee is expected to be comprised of members having long-standing relationships with high-quality shipyards that facilitated our efficient ordering and securing of delivery slots. Further, we believe the Committee members' collective track record overseeing the construction of more than 100 vessels, including constructions currently in progress, helps ensure that our vessel constructions will be held to the highest standards. The table below provides information regarding our newbuild vessels.

Vessel	Expected Delivery	Estimated DWT(1)	Yard
VLCC
Hull 5404	Q3 2015	300,000	Daewoo
Hull 1384	Q3 2015	300,000	SWS
Hull 5405	Q4 2015	300,000	Daewoo
Hull 5406	Q4 2015	300,000	Daewoo
Hull 1385	Q4 2015	300,000	SWS
Hull 5407	Q4 2015	300,000	Daewoo
Hull 5408	Q1 2016	300,000	Daewoo
Hull 768	Q1 2016	300,000	HHI
Hull 1355	Q1 2016	300,000	SWS
Hull S777	Q2 2016	300,000	HSHI
Hull 1356	Q2 2016	300,000	SWS
Hull 769	Q3 2016	300,000	HHI
Hull 137	Q3 2016	300,000	HHIC Phil Inc.
Hull 2794	Q3 2016	300,000	HSHI
Hull S778	Q3 2016	300,000	HSHI
Hull 1357	Q3 2016	300,000	SWS
Hull 770	Q4 2016	300,000	HHI
Hull 138	Q4 2016	300,000	HHIC Phil Inc.
Hull 2795	Q4 2016	300,000	HSHI
Hull 1358	Q4 2016	300,000	SWS
Hull 771	Q1 2017	300,000	HHI

Newbuilding Total		6,300,000

Fleet Total Including Newbuildings		10,817,866

(1)
Reflects the contractually-guaranteed minimum DWT of newbuilding vessels.

        All of our newbuild vessels are considered "eco," incorporating many of the latest technological improvements designed to optimize speed and reduce fuel consumption and emissions. These enhancements are expected to result in an estimated fuel savings of approximately 18 tons per day or $6,300 per vessel per day for each of our 21 "eco" VLCC newbuildings over conventional VLCCs, based on an assumed bunker price of $350/ton and operation at an assumed average speed of 12 knots.

        Our fleet is employed worldwide. Approximately 78% of our total fleet carrying capacity based on DWT, including newbuildings, is focused on VLCC vessels. We are seeing an increase in trip length and ton-miles in the tanker market due to shifting trade patterns and believe that VLCC vessels are uniquely positioned to benefit from such increase and provide operational benefits due to economies of scale.

        We seek to maximize long-term cash flow, taking into account current freight rates in the market and our own views on the direction of those rates in the future. Historically our spot and charter exposures have varied as we continually evaluate our charter employment strategy and the trade-off between shorter spot voyages and longer-term charters. We believe our current vessel employment mix positions us well to benefit from increases in earnings due to an improving tanker market. For the quarter ended March 31, 2015, we had approximately 91% of our vessel operating days exposed to the short-term charter market, mostly via employment in pools.

        Pools generally consist of a number of vessels that may be owned by a number of different ship owners which operate as a single marketing entity in an effort to produce freight efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is typically the responsibility of each ship owner. We believe that pool participation optimizes various operational efficiencies including improving the potential to monetize freight spikes, greater flexibility of voyage planning and fleet positioning, and reduction of waiting times. In addition to these competitive advantages, pool participation provides us with greater access to key market dynamics and information. As of March 31, 2015, five of our VLCC vessels and 10 of our Suezmax vessels were employed in pools. We intend to contribute all of our spot VLCC, Suezmax and Aframax vessels into pools managed by the Navig8 Group, as described in greater detail below.

        Gener8 and the Navig8 Group maintain strong relationships with high quality customers, including Unipec, Saudi Aramco, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake, either directly or through pooling arrangements. We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group commercial crude tanker pools. Assuming all of our newbuild VLCCs and our existing spot VLCC, Suezmax and Aframax vessels are employed in the VL8, Suez8 and V8 pools, Navig8 Group's VL8 pool will manage a fleet of 48 vessels, the Suez8 pool will manage 20 vessels and the V8 pool will manage 28 vessels.1 Based on the current estimated size of other VLCC pools this would position the VL8 pool as the largest global manager of VLCCs. We believe this substantial scale among global tanker pools will provide both Gener8 and these pools with freight optimization and cost benefits through economies of scale, as well as greater access to key market dynamics and information. Navig8 Group, in its management of its established crude tanker pools, has historically demonstrated the ability to outperform the market. Since its inception in January 2011 through December 31, 2014, the VL8 pool has outperformed the average industry wide TCE VLCC earnings during this period as estimated by Drewry2 by approximately 38%. Additionally, we expect the new Gener8 "eco" vessels contributed to the pool will be able to earn higher returns relative to older, non-eco vessels that may be contributed, as fuel consumption is a significant determinant of pool earnings distributed to shipowners.

        Our New York City-based executive management team includes executives with extensive experience in the shipping industry who have a long track record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over 14 years and since General Maritime's inception have overseen purchases of 59 vessels for an aggregate purchase price of over $3.0 billion. Our Chairman and Chief Executive Officer, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of over 150 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our Chief Operating Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 15 years of banking, capital markets and shipping experience and has fostered Gener8's strong relationships with its debt and equity providers, which have invested and loaned over $5.2 billion to Gener8 since 2001.

1
Based on size of VL8, Suez8 and V8 pools as of May 11, 2015. Assumed contribution of our existing VLCC and Suezmax vessels excludes two VLCCs and one Suezmax with time charters expiring in January 2016, February 2016 and July 2015, respectively that may be subsequently added to the VL8 or Suez8 pools on spot employment.

2
Based on an average of the estimated TCE VLCC earnings during this period for the following three routes: (i) from the Arabian Gulf to Japan, (ii) from the Arabian Gulf to Northern Europe and (iii) from West Africa to the U.S. Eastern Seaboard.

        Our Strategic Management Committee is expected to consist of Messrs. Georgiopoulos, Tavlarios and Vrondissis as well as Gary Brocklesby and Nicolas Busch, Navig8 Crude's former senior executives, who also are expected to serve as consultants to the Board; Mr. Busch also serves as a member of our Board. Messrs. Brocklesby and Busch each has over 15 years of industry experience and are responsible for all aspects of the Navig8 Group's operations. Their experience derives from prior executive roles coordinating ship management for commodity trading at Glencore, as well as their successful creation of the Navig8 Group, where they oversee management of over 300 vessels across Navig8 Group's commercial pools. Beyond experience, our history in ship management and our strategic commercial management relationship with the Navig8 Group allow greater access to market trends and information. We believe this relationship will drive better-informed decision-making both on employment of vessels and timing of vessel acquisitions and disposals.

        We believe our breadth of management experience and demonstrated track record will allow us to continue executing our growth strategy and to deliver returns to shareholders. In executing our strategy, our practice is to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies while focusing on maximizing shareholder value and returning capital to shareholders when appropriate.

        As of March 31, 2015, our total outstanding long term debt was $794.7 million (of which $12.1 million is due within one year), including $656.2 million in principal amount outstanding under our senior secured credit facilities and $138.5 million of indebtedness under our senior unsecured notes.

        For the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, we generated operating income of $38.7 million and $14.8 million and operating losses of $17.4 million and $66.9 million, respectively, and net income of $30.9 million and $7.5 million and net losses of $47.1 million and $101.1 million, respectively.

        We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5600. Our website is located at www.gener8maritime.com. Information on our website is not part of this prospectus.

Export Credit Facilities

        We are seeking to enter into two new credit facilities, which we refer to as the "Korean Export Credit Facility" and the "Chinese Export Credit Facility" and, collectively, the "Export Credit Facilities," to fund a portion of the remaining installment payments due under the shipbuilding contracts for our 21 VLCC newbuildings, and in connection therewith we have received non-binding letters of intent from Korea Trade Insurance Corporation, which we refer to as the "K-sure Letter of Intent," from The Export-Import Bank of Korea, which we refer to as the "Korea Eximbank Letter of Intent," and from China Export & Credit Insurance Corporation, which we refer to as the "Sinosure Letter of Intent." We refer to all three letters of intent collectively as the "Letters of Intent." Pursuant to the Letters of Intent for the Korean Export Credit Facility, certain lenders would provide funds totaling up to $1,007 million, with certain amounts guaranteed by the Export-Import Bank of Korea and insured by Korea Trade Insurance Corporation. Pursuant to the Letters of Intent for the Chinese Export Credit Facility, the Export-Import Bank of China, along with certain commercial lenders, would provide funds totaling up to $397 million, with 95% of the facility covered by a credit insurance policy provided by the China Export & Credit Insurance Corporation. We expect that under the definitive Export Credit Facilities, at or around the time of delivery of each of our 21 VLCC buildings, an amount equal to the lower of (i) 65% of the final contract price of such VLCC newbuilding and (ii) 60% of the fair market value of such VLCC newbuilding tested at or around the time of delivery of such VLCC newbuilding will be available to be drawn under the applicable Export Credit Facility.

        The Letters of Intent propose that certain of our subsidiaries would be the borrowers under the Export Credit Facilities, which would be guaranteed by us and certain of our vessel-owning subsidiaries and secured by a pledge of the equity interests issued by such vessel-owning subsidiaries and a pledge by such vessel-owning subsidiaries of substantially all their assets, including first priority mortgages on the 21 VLCC newbuilding vessels. Pursuant to the Letters of Intent, the Export Credit Facilities would bear interest at LIBOR plus an applicable margin to be agreed to by the lenders, and repayment of such facilitates would be made quarterly commencing three months after delivery of the respective vessel, with a full payout profile of twelve years.

        The Export Credit Facilities would include a collateral maintenance covenant and financial covenants, including a maximum consolidated leverage covenant, minimum cash balance covenant and an interest coverage ratio covenant. The Export Credit Facilities would also include a number of other customary covenants, including covenants relating to delivery of quarterly and annual financial statements, budgets and annual projections; maintenance of required insurances; maintenance of a debt service reserve account; limitations on mergers, sale of assets; limitations on liens; limitations on transactions with affiliates; limitations on restricted payments; maintenance of flag and class of collateral vessels; and other customary covenants and related provisions. In addition, the Export Credit Facilities would include customary events of default and remedies for credit facilities of this nature, subject to customary cure periods for credit facilities of this nature.

        The Letters of Intent are non-binding and the Export Credit Facilities will be subject to definitive documentation and customary closing conditions; accordingly, no assurance can be given that the Export Credit Facilities will be procured on terms favorable to us, including the amount available to be borrowed, described above, or at all. See "Risk Factors—We cannot assure you that we will enter into new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder."

        In the event that we are unable to complete this offering or enter into or borrow under the Export Credit Facilities, our ability to fund amounts owed on newbuilding commitments will be materially adversely affected. See "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

Business Opportunities

        We believe that the following industry dynamics create attractive opportunities for us to execute our strategy successfully:

        Increasing freight rates offer opportunities for higher spot vessel earnings and vessel values.    As a result of the continued demand growth, longer voyage distances and moderate growth in vessel supply discussed below, time charter equivalent rates have increased over the past two quarters, and Gener8 intends to employ its fleet to capture this market opportunity as efficiently as possible. Market VLCC TCE rates per day averaged $60,400 during the three months ended March 31, 2015, significantly improving from both the average rate of $25,283 in 2014 and the 10 year average of $42,565 through December 31, 2014. The improvement in freight rates and a generally more positive market sentiment have also had a positive impact on newbuilding and secondhand vessel values. For example, in March 2015, a five-year-old VLCC was valued at $81 million, equivalent to an increase of 11% compared to March 2014. However, secondhand tanker values remain below long-term averages, and we believe at current levels they still offer an attractive opportunity for further expansion through consolidation.

        Continued growth in crude oil demand.    Oil accounts for approximately one-third of global energy consumption, and global demand has increased steadily over the past 15 years. The demand for crude oil grew to 92.5mm barrels per day in 2014, up 0.9% from 2013 and 2.7% from 2012, with consumption expected to reach 93.6mm barrels per day by the end of 2015. Developing countries, especially in Asia, have played a significant and growing role in the expansion of demand, with non-OECD countries experiencing annualized growth of 3.6% from 2004-2014, versus a modest decline of 0.8% for OECD countries. Asia, and in particular China, has seen the most rapid rise, with an annual growth rate of 5.0% over the same period. As many developing countries with increasing demand for oil do not have sufficient domestic resources, crude imports by these countries are poised to continue to increase, supporting demand for crude oil tankers. For example, from 2004 to 2014, Chinese crude oil imports increased by a compound annualized growth rate, or "CAGR," of 9.6%. Furthermore, per capita oil consumption in emerging economies, particularly China, is significantly lower than the U.S. and global averages, and as additional industrialization occurs, rising per capita consumption in these regions would further support oil trade growth. We believe that with the delivery of our newbuilds, our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned VLCC fleets worldwide based on current estimated fleet sizes, and our expected participation in the pools of the world's largest fully-integrated commercial ship manager further enhances our scale and competitive advantage in the transportation of crude oil.

        Shifting supply and demand patterns driving increased ton-miles.    The demand for crude tankers, expressed in terms of ton miles, grew by CAGR of 1.3% from 2004 to 2014, twice the rate of crude oil seaborne trade growth, primarily due to the incremental demand coming from further distances from crude supply. The crude oil trade routes experiencing the highest growth over the last ten years are also some of the longest in round-trip miles. For example, West Africa to China (approximately 80 day round-trip) and South America to China (approximately 115 day round-trip) are newer long-distance routes and have seen significant demand growth over the past ten years. These routes are served predominantly by VLCC tankers, and we are an industry-leading operator of that vessel class. Ultimately, increased voyage distances result in a requirement for more vessels to transport an equivalent amount of oil and are most economically served by the larger vessels, such as VLCCs.

        Declining tanker orderbook and increased scrapping underpin limited growth in global tanker supply.    As of March 2015, the total current global crude tanker orderbook as a percentage of the on-the-water fleet was 14.3%, versus 50% in 2008, due to lower levels of ordering combined with cancellations. Historically, absolute orderbook levels have overstated the pace of fleet growth, as vessels not delivered as scheduled ranged from 28% to 46% of the total orderbook per year for the last five years. Additionally, scrapping rates are keeping pace with actual deliveries such that net supply growth was 0.9% in 2014, the lowest annual increase in over a decade. The number of VLCC, Suezmax and Aframax tankers currently on the water aged 15 years or older range from 18-20% of these vessel categories, and these older vessels could become candidates for scrapping as more modern tonnage delivers due to oil companies demanding younger vessels. We believe this backdrop is supportive of a strong charter rate environment for the tanker sector overall. Furthermore, we believe our fleet is well-positioned in all market environments given our relatively young fleet, which when fully delivered will have an average age on a market-value weighted basis of 4.8 years3 and a non-weighted average age of 8.1 years. Our current fleet's non-weighted average age is 10.9 years.

        Attractive dynamics for sector consolidation.    The crude tanker industry is highly fragmented with approximately 330 owners, and 83% of owners owning fewer than 10 vessels as of March 2015. Many smaller operators could benefit from improved economies of scale both in operations and regulatory compliance through consolidation with larger and better-capitalized companies, which are generally preferred by the oil majors. As of March 31, 2015, the top ten crude tanker operators globally have 337 vessels and 97.5 million DWT of combined carrying capacity, including ships on order, which represents 24.4% of total existing and to be delivered tanker capacity as of March 31, 2015. Members that we

3
Based on most recent valuations (as of March 12, 2015) of our operating vessels submitted to our lenders for covenant compliance purposes under our senior secured credit facilities and third-party appraisals of our VLCC newbuildings received on April 16, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessels and Depreciation" for further information on the valuations of our operating vessels.

expect to comprise our Strategic Management Committee have extensive experience in the sales and purchase markets, with transactions including General Maritime's acquisition of Arlington Tankers in 2008 and Metrostar Tankers in 2003 and 2010. Our acquisition of the VLCC newbuildings highlights our ability to continuously adapt to tanker market opportunities and to be an effective and proactive consolidator when an accretive opportunity presents itself. Additionally, further consolidation of commercial management of vessels into pools can serve to enhance earnings potential through increased utilization, which we expect to achieve through the scale and reach of the Navig8 Group's pools.

        We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such opportunities.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        Significant built-in growth from 21 "eco" VLCC newbuildings.    We believe that following the delivery of our newbuildings our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned fleets worldwide based on current estimated fleet sizes. Additionally, we believe our VLCC newbuildings provide the basis for significant growth in our earnings and cash flow as they deliver. As of May 11, 2015, we have $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings, of which we plan to fund a majority through secured debt, leveraging our strong relationships with our lenders. Delivery of these vessels will more than double the DWT capacity of our fleet as compared to March 31, 2015.

        High-quality, versatile and young "eco" fleet.    We own a fleet of 46 tankers, including 21 VLCC newbuildings. Upon the delivery of our newbuildings, the market value-weighted4 average age of our fleet will be reduced to 4.8 years and a non-weighted average age of 8.1 years, making our fleet one of the youngest owned by U.S. publicly-listed crude tanker companies based on current orders. Our current fleet's non-weighted average age is 10.9 years. Our 21 "eco" design VLCC newbuildings incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. These enhancements are expected to result in an estimated fuel savings of approximately 18 tons per day or $6,300 per vessel per day for each of our 21 "eco" VLCC newbuildings over conventional VLCCs, based on an assumed bunker price of $350/ton and operation at an assumed average speed of 12 knots. The vessels in our fleet were or are being built at highly reputable shipyards and are maintained to high standards that comply with the rigorous and comprehensive vetting processes of oil majors. Our diverse crude tanker fleet, with vessel sizes ranging from 70,000 DWT to 300,000+ DWT, provides us with the flexibility to strategically deploy our assets across a wide range of trade routes used for crude oil transportation. We believe that operating a scalable, versatile and high-quality fleet provides us with competitive advantages in securing favorable vessel employment, reducing operating costs and improving vessel utilization.

        Vessel employment strategy well positioned to capture upside from the improving tanker market.    We believe the continued increase in global oil demand and changes in oil trade patterns are driving an increase in crude oil ton-miles. These factors, combined with low near-term net fleet growth, are expected to result in an increase in daily charter rates, which has historically been correlated with an increase in asset values. We employ our vessels to maximize fleet utilization and earnings potential

4
Based on most recent valuations (as of March 12, 2015) of our operating vessels submitted to our lenders for covenant compliance purposes under our senior secured credit facilities and third-party appraisals of our VLCC newbuildings received on April 16, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessels and Depreciation" for further information on the valuations of our operating vessels.

through pool agreements, spot market related employment, and time charters. We seek to maximize long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. As of May 11, 2015, 22 of our 25 vessels were, directly or through spot market focused pools, employed in the spot market. While we believe that our vessel employment strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns and adversely affected to the extent spot market rates decline. We intend to employ a majority of our vessels in the Navig8 Group's crude tanker pools, specifically the VL8, Suez8 and V8 pools. In addition, subject to reaching mutually agreeable commercial terms, we expect to receive a profit participation right in the Suez8 and the VL8 pools. These pools seek to maximize participant returns by employing the vessels into what we believe are improving spot market conditions. Though we believe the tanker market is poised for a recovery, we also seek to manage spot market exposure by entering into fixed rate time charters. We currently have two VLCCs and one Suezmax on fixed rate time charters (expiring in January 2016, February 2016 and July 2015, respectively). We may enter into additional time charters if the prevailing rates meet our return criteria or to manage freight market risk. We continuously monitor the spot and time charter rates in the tanker market and have flexibility in our fleet deployment to shift to longer-duration charters.

        Strong commercial platform, enhanced by our strategic relationship with the Navig8 Group.    Gener8 and the Navig8 Group maintain strong relationships with high quality customers throughout their histories, including Unipec, Saudi Aramco, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake, either directly or through pooling arrangements. We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group commercial crude tanker pools. Assuming all of our newbuild VLCCs and our existing spot VLCC, Suezmax and Aframax vessels are employed in the VL8 and Suez8 pools, Navig8 Group's VL8 pool will manage a fleet of 48 vessels, the Suez8 pool will manage 20 vessels and the V8 pool will manage 28 vessels.5 Based on the current estimated size of other VLCC pools, this would position the VL8 pool as the largest global manager of VLCCs. We believe this substantial scale among global tanker pools will provide both Gener8 and these pools with freight optimization and cost benefits through economies of scale, as well as greater access to key market dynamics and information.

        U.S.-based management team and consultants with extensive experience in the shipping industry.    Our New York City-based executive management team and the two consultants we expect to retain include executives with extensive experience in the shipping industry who have a long track record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over 14 years. Our Chairman and Chief Executive Officer, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of over 150 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our Chief Operating Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 14 years of banking, capital markets and shipping experience. Our Strategic Management Committee is expected to consist of Messrs. Georgiopoulos, Tavlarios and Vrondissis, as well as Gary Brocklesby and Nicolas Busch, Navig8 Crude's former senior executives, who also are expected to serve as consultants to the Board; Mr. Busch also serves as a member of our Board. Messrs. Brocklesby and Busch each has over 15 years of experience and are responsible for all aspects of the Navig8 Group's operations. Their experience derives from prior executive roles coordinating ship management for commodity trading at Glencore, as well as their successful creation of the Navig8 Group, where they oversee management of

5
Based on size of VL8, Suez8 and V8 pools as of May 11, 2015. Assumed contribution of our existing VLCC and Suezmax vessels excludes two VLCCs and one Suezmax with time charters expiring in January 2016, February 2016 and July 2015, respectively that may be subsequently added to the VL8 or Suez8 pools on spot employment.

over 300 vessels across Navig8 Group's commercial pools. Beyond experience, our history in ship management and strategic commercial management relationship with the Navig8 Group allows greater access to market trends and information. We believe this relationship will drive better-informed decision-making both on employment of vessels and timing of vessel acquisitions and disposals. Overall, we believe this breadth of management experience and demonstrated track record will allow us to continue executing our growth strategy.

        High quality, cost-efficient operations.    We outsource the technical management of our fleet to third-party independent technical managers while maintaining an in-house staff who are responsible for overseeing the third-party managers. We believe that this approach results in a cost structure that is highly competitive with the market, while allowing us to maintain our rigorous operational standards. Our management team actively monitors and controls vessel operating expenses and the quality of service that our technical managers provide. Furthermore, many of the vessels in our fleet are "sister ships," which provide us with operational and scheduling flexibility, as well as economies of scale, in their operation and maintenance.

        Strong liquidity and financial flexibility.    Upon consummation of this offering, we believe we will be well-capitalized, with a strong balance sheet to support growth of our business through various charter rate environments. We expect to leverage our strong relationships with our lenders to obtain secured debt to fund the majority of the $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings as of May 11, 2015. We may use a portion of the proceeds of this offering to help fund any remaining payments after giving effect to such anticipated secured debt financing. We believe our balance sheet strength will help position us to capitalize on potential vessel consolidation opportunities as they become available.

Our Business Strategy

        Our strategy is to leverage our competitive strengths to enhance our position within the industry and maximize long-term shareholder returns. Our strategic initiatives include:

        Optimize our vessel deployment to maximize shareholder returns.    We seek to employ our vessels in a manner that maximizes fleet utilization and earnings upside through our chartering strategy in line with our goal of maximizing shareholder value and returning capital to shareholders when appropriate. Based on our expectation of continued improvement in the crude tanker market, we expect to continue to employ our vessels primarily on spot market related employment to capture upside potential. We believe our strategic commercial management relationship with Navig8 Group and participation in Navig8 Group's pools will provide us with unique benefits, including access to both scale and superior utilization, versus the broader market. We believe these pools will allow us to capture additional opportunities as they become available. Our management actively monitors market conditions and changes in charter rates to seek to achieve optimal vessel deployment for our fleet.

        Maintain cost-efficient operations.    We outsource the technical management of our fleet to experienced third-party managers who have specific teams dedicated to our vessels. We believe the technical management cost at third-party managers is lower than what we could achieve by performing the function in-house. We will continue to aggressively manage our operating and maintenance costs and quality by actively overseeing the activities of the third-party technical managers and by monitoring and controlling vessel operating expenses they incur on our behalf.

        Operate a young, high-quality fleet and continue to safely and effectively serve our customers.    Our fully-delivered fleet will have a market-value weighted average age of 4.8 years and a non-weighted average age of 8.1 years, which we believe will be among the youngest crude tanker fleets in the industry6. Our current fleet's non-weighted average age is 10.9 years. We intend to maintain a high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical managers' rigorous and comprehensive maintenance programs under our active oversight. Our fleet has a strong safety and environmental record that we maintain through regular maintenance and inspection. We believe that, when delivered, the "eco" design of our 21 VLCC newbuildings, as well as the extensive experience from our technical managers and our in-house oversight team, will enhance our position as a preferred provider to oil major customers.

        Continue to opportunistically engage in acquisitions or disposals to maximize shareholder value.    Our practice is to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies while focusing on maximizing shareholder value and returning capital to shareholders when appropriate. Our executive management team and the persons who are expected to comprise the Strategic Management Committee have a demonstrated track record in sourcing and executing acquisitions and disposals at attractive points in the cycle and financings. We are continuously and actively monitoring the market in an effort to take advantage of growth opportunities. We believe that the demand created by changing oil trade pattern distances is most significant in the VLCC sector as those ships are directed largely to long-haul trade routes to China. Consistent with our strategy, we purchased 21 "eco" design VLCC newbuildings with scheduled deliveries during the period from August 2015 to February 2017.

        Actively manage capital structure and return capital to shareholders when appropriate.    We believe that we have access to multiple financing sources, including banks and the capital markets. We expect to leverage our strong relationships with our lenders to obtain secured debt to fund the majority of the $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings as of May 11, 2015. We intend to manage our capital structure by actively monitoring our leverage level with changing market conditions and returning capital to shareholders when appropriate.

Our Common Shares

        Immediately prior to the consummation of this offering, our outstanding common shares consist of                     shares of common stock.

        On May 7, 2015, in connection with the filing of our Third Amended and Restated Articles of Incorporation, all of our Class A shares and Class B shares were converted on a one-to-one basis to a single class of common stock.

        At the closing of the 2015 merger on May 7, 2015, we issued 31,233,345 shares of our common stock into a trust account for the benefit of Navig8 Crude's former shareholders. Since we may be required to adjust the proportion of cash and stock as merger consideration depending on whether Navig8 Crude's former shareholders are permitted to receive shares as consideration for the 2015 merger, the number of our shares outstanding is subject to change. Throughout this prospectus, references to the number of common shares outstanding or issued, or to percentages thereof, prior to, as of and following the consummation of this offering, and references to the number of shares issued in connection with the 2015 merger, assume, unless otherwise indicated by context, that 99% of Navig8 Crude's former shareholders receive our shares as merger consideration and the remaining 1% receive cash. For information regarding the shares of our common stock issued in connection with the 2015 merger, see "Business—2015 Merger."

6
Based on most recent valuations (as of March 12, 2015) of our operating vessels submitted to our lenders for covenant compliance purposes under our senior secured credit facilities and third-party appraisals of our VLCC newbuildings received on April 16, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessels and Depreciation" for further information on the valuations of our operating vessels.

        References to the number of common shares outstanding or issued, or to percentages thereof, as of and following the consummation of this offering also assume, unless otherwise indicated by context, that the underwriters do not exercise any portion of their over-allotment option.

Our Shareholders

        Our large shareholders include Oaktree, BlueMountain, Avenue, Aurora, Monarch, and BlackRock, or their investment entities or respective affiliates, which, upon completion of this offering, are expected to own        %,        %,        %,         %,        %,        % and         % of our common shares respectively (or        %,        %,        %,         %,        %,        % and        % of our common shares respectively if the underwriters exercise their over-allotment option in full). Please see "Principal Shareholders" for more information regarding our share ownership following this offering. In this prospectus, "Oaktree" refers to Oaktree Capital Management L.P. and/or one or more of its investment entities and the funds managed by it, "BlueMountain" refers to BlueMountain Capital Management, LLC and/or one or more of its investment entities, "BlackRock" refers to BlackRock, Inc. and/or one or more of its investment entities, "Aurora" refers to Aurora Resurgence Capital Partners II LLC, Aurora Resurgence Advisors II LLC and/or one or more of their investment entities or affiliates, "Avenue" refers to Avenue Capital Group and/or one or more of its funds or managed accounts, and "Monarch" refers to Monarch Alternative Capital LP and/or one or more of its affiliates. See "Principal Shareholders" for more details on these shareholders.

        In connection with the closing of the 2015 merger, we entered into a shareholders agreement with certain shareholders who held at least 5% of the outstanding shares of our common stock upon consummation of the 2015 merger. This shareholders agreement, which we refer to as the "2015 shareholders agreement," sets forth certain understandings and agreements with respect to certain corporate governance matters, including (i) fixing the number of directors serving on Gener8 Maritime's board of directors at seven, (ii) obligating certain shareholders to vote their shares to support the election of certain directors, including directors designated by certain other shareholders, (iii) creating a Strategic Management Committee and appointing the members thereof and (iv) creating a compensation committee and appointing directors thereto. While the 2015 shareholders agreement terminates upon consummation of this offering, each of the directors immediately prior to the consummation of this offering is entitled under the 2015 shareholders agreement to be offered the opportunity to continue to serve as a director following the consummation of this offering provided that, in the case of a director who is a shareholder designee, such director is considered independent and that the designating shareholder responsible for such director's appointment will own at least five percent of our outstanding common shares following consummation of this offering.

        Additionally, in connection with the closing of the 2015 merger, we entered into a Second Amended and Restated Registration Rights Agreement which provides that certain shareholders will be entitled to demand a certain number of long-form registrations and short-form registrations of all or part of their registrable securities. We refer to this agreement as the "2015 registration rights agreement."

        Upon the completion of this offering, Navig8 Limited is expected to own      % of our common shares (or        % of our common shares if the underwriters exercise their over-allotment option in full), and we have certain agreements with members of the Navig8 Group that were entered into prior to the 2015 merger. Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant to our Board and member of the Strategic Management Committee, and Gary Brocklesby, who is expected to serve as a consultant to our Board and a member of the Strategic Management Committee, are each directors and minority beneficial owners of Navig8 Limited. See "Risk Factors—See Certain affiliations may result in conflicts of interest between us and the former executives and managers of Navig8 Crude Tankers, Inc., all of which are affiliates of the Navig8 Group."

        For more information on the Strategic Management Committee, the 2015 shareholders agreement, the 2015 registration rights agreement, and our agreements with affiliates of Navig8 Limited and the rights of our shareholders thereunder, see "Management—Our Strategic Management Committee," "Related Party Transactions—2015 Merger Related Transactions—2015 Shareholders Agreement," "Related Party Transactions—2015 Merger Related Transactions—2015 Registration Rights Agreement," "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc." and "Shares Eligible for Future Sale—Registration Rights."

Our Dividend Policy

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to pay cash dividends, taking into account any restrictions under our indebtedness. Please see "Our Dividend Policy" below for additional information regarding our dividend policy.

Risk Factors

        We face a number of risks associated with our business and industry. These risks include the following, among others:

  •
  charter values, counterparty risks and customer relations;

  •
  changes in economic and competitive conditions affecting our business, including cyclicality, market fluctuations in charter rates, transportation patterns, charterers' abilities to perform under existing charters and exchange rate fluctuations;

  •
  changes in the market value of our vessels;

  •
  changing political and governmental conditions affecting our industry and business;

  •
  risks related to war, terrorism and piracy;

  •
  potential liability from future litigation and potential costs due to environmental damage and vessel incidents;

  •
  dependence on third-party commercial and technical managers;

  •
  risks related to the financing, construction and operation of our newbuilding vessels, including risks of delay, cost overruns and cancellation of our newbuilding contracts and risks that our newbuildings will not provide the fuel consumption savings that we expect or that we will fail to fully realize any fuel efficiency benefits of our newbuildings;

  •
  risks related to the purchase and operation of secondhand vessels;

  •
  significant exposure to spot charters either directly or through pools which operate primarily in the spot market;

  •
  a history of operations which includes periods of operating and net losses and a Chapter 11 bankruptcy reorganization;

  •
  the length and number of off-hire periods;

  •
  risks related to dependence on our management and potential conflicts of interest;

  •
  risks related to our liquidity, level of indebtedness, operating expenses, capital expenditures and financing;

  •
  the substantial percentage ownership of our common shares by Oaktree, BlueMountain, Avenue, Aurora, Monarch, and BlackRock, and their ability to exert influence over us; and

  •
  the impact of any election we may make to take advantage of certain exemptions applicable to emerging growth companies.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 20.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the "JOBS Act." An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

  •
  we may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

  •
  we are exempt from the requirement to obtain an attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our shareholders non-binding votes on executive compensation or "golden parachute" arrangements.

        We may take advantage of these provisions for up to five full fiscal years or such earlier time that we are no longer an emerging growth company. We may choose to take advantage of some but not all of these reduced burdens. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common shares held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

        Additionally, although the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, we have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 The Offering

Common shares outstanding	common shares
Common shares to be offered	common shares
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase from us up to an additional common shares to cover over-allotment.
Common shares to be outstanding immediately after this offering assuming no exercise of underwriters' over-allotment option	common shares
assuming full exercise of underwriters' over-allotment option	common shares
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $        million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $        per share, which represents the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from this offering to redeem a portion of our senior notes (described below under "Description of Indebtedness—Senior Notes"), to repay a portion of the indebtedness owed under our current credit facilities and for general corporate purposes, including payment of a portion of the installment payments due under the shipbuilding contracts for our VLCC newbuildings. See "Use of Proceeds" below for more information. Our management will have the discretion to apply some or all of the proceeds of this offering for purposes of vessel acquisitions or for general corporate purposes.

Listing	We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol "GNRT."

 Summary Historical Financial and Other Data

        The following summary historical financial and other data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The summary historical financial and other data in the below tables as of December 31, 2014 and 2013 and the summary historical financial and other data for the years ended December 31, 2014 and 2013 are derived from our audited consolidated financial statements for the years ended December 31, 2014 and 2013 included herein. The summary historical financial and other data in the below tables as of March 31, 2015 and the summary historical financial and other data for the three months ended March 31, 2015 and 2014 are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2015 and March 31, 2014 included herein. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015(2)	March 31, 2014
Income Statement Data:
Voyage revenues	$392,409	$356,669	$121,402	$123,282
Voyage expenses	239,906	259,982	45,894	68,884
Direct vessel expenses	84,209	90,297	20,897	21,847
General and administrative expenses	22,418	21,814	4,624	5,478
Depreciation and amortization	46,118	45,903	10,999	11,169
Goodwill write-off for sales of vessels	1,249	1,068	—	—
Loss on goodwill impairment	2,099	—	—	—
Loss on disposal of vessels and vessel equipment	8,729	2,452	131	1,112
Loss on impairment of vessels	—	2,048	—	—
Closing of Portugal office	5,123	—	192	—

Total operating expenses	409,851	423,564	82,737	108,490

Operating income (loss)	(17,442)	(66,895)	38,665	14,792
Net interest expense	(29,849)	(34,643)	(7,427)	(7,266)
Net other income (expense)	207	465	(319)	(65)

Total other expenses	(29,642)	(34,178)	(7,746)	(7,331)

Net income (loss)	$(47,084)	$(101,073)	$30,919	$7,461

Income (loss) per Class A and Class B common share:
Basic(1)	$(1.54)	$(8.64)	$0.93	$0.32
Diluted(1)	$(1.54)	$(8.64)	$0.93	$0.32

(1)
The common shares during the year ended December 31, 2013 were reclassified as Class A shares on December 12, 2013 which is reflected retrospectively herein. See "Related Party Transactions—December 2013 Class B Financing" for more details. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the factors affecting comparability across the periods.

(2)
On May 7, 2015, in connection with the filing of our Third Amended and Restated Articles of Incorporation, all of our Class A shares and Class B shares were converted on a one-to-one basis to a single class of common stock.

At the closing of the 2015 merger on May 7, 2015, we issued 31,233,345 shares of our common stock into a trust account for the benefit of Navig8 Crude's former shareholders. Since we may be required to adjust the proportion of cash and stock as merger consideration depending on whether Navig8 Crude's former shareholders are permitted to receive shares as consideration for the 2015 merger, the number of our shares outstanding is subject to change.

  In connection with the closing of the 2015 merger, we issued 483,971 shares of our common stock as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement, we assumed an outstanding Navig8 Crude warrant and option to purchase an aggregate of 1,444,940 shares of our common stock, and we acquired cash and cash equivalents of $41.4 million and vessels under construction of $364.2 million as of March 31, 2015. For information regarding 2015 merger, see "Business—2015 Merger."

(dollars in thousands)	March 31, 2015	December 31, 2014	December 31, 2013
Balance Sheet Data, at end of year / period:
Cash and cash equivalents	$163,674	$147,303	$97,707
Total current assets	248,188	230,662	200,688
Vessels, net of accumulated depreciation	805,169	814,528	873,435
Total assets	1,393,783	1,360,925	1,122,934
Current liabilities (including current portion of long-term debt)	62,369	52,770	79,508
Total long-term debt	782,654	790,835	677,632
Total liabilities	845,210	843,776	757,244
Shareholders' equity	548,573	517,149	365,690

	Year Ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Cash Flow Data:
Net cash (used in) provided by operating activities	$(11,797)	$(40,472)	$39,291	$2,978
Net cash (used in) provided by investing activities	(238,019)	4,302	(22,853)	(156,816)
Net cash provided by (used in) financing activities	299,417	104,901	(449)	159,377

	Year Ended		Three Months Ended
(dollars in thousands except fleet data and daily results)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Fleet Data:
Total number of vessels at end of period(1)	25	27	25	26
Average number of vessels(1)	25.7	27.8	25.0	26.5
Total operating days for fleet(2)	8,801	9,778	2,153	2,256
Total time charter days for fleet	550	1,269	201	90
Total spot market days for fleet	8,251	8,509	1,952	2,166
Total calendar days for fleet(3)	9,379	10,145	2,250	2,383
Fleet utilization(4)	93.8%	96.4%	95.7%	94.7%
Average Daily Results:
Time charter equivalent(5)	$17,328	$9,889	$35,069	$24,114
VLCC	17,255	10,244	42,623	24,162
Suezmax	17,161	10,828	35,871	23,695
Aframax	19,634	9,569	27,857	29,579
Panamax	17,235	5,504	27,568	18,041
Handymax	10,231	6,879	19,461	11,943
Direct vessel operating expenses(6)	8,978	8,901	9,287	9,168
General and administrative expenses(7)	2,390	2,150	2,055	2,299
Total vessel operating expenses(8)	11,368	11,051	11,343	11,467
Other Data:
EBITDA(9)	$28,883	$(20,527)	$49,345	$25,896
Adjusted EBITDA(9)	$46,083	$(14,959)	$49,668	$27,008

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period. Total number of vessels and Average number of vessels exclude our 21 VLCC newbuildings.

(2)
Total operating days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyages, and is determined by dividing total operating days for fleet by total calendar days for fleet for the relevant period.

(5)
Time Charter Equivalent, or "TCE," is a measure of the average daily revenue performance of a vessel. We calculate TCE by dividing net voyage revenue by total operating days for fleet. Net voyage revenues are voyage revenues minus voyage expenses. We evaluate our performance using net voyage revenues. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

(6)
Direct vessel operating expenses, which is also referred to as "direct vessel expenses" or "DVOE," include crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs incurred during the relevant period. Daily DVOE is calculated by dividing DVOE by the total calendar days for fleet for the relevant period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by total calendar days for fleet for the relevant time period.

(8)
Total Vessel Operating Expenses, or "TVOE," is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, and daily general and administrative expenses.

(9)
EBITDA represents net income (loss) plus net interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash items and one-time items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are included in this prospectus because they are used by management and certain investors as measures of operating performance. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. Our management uses EBITDA and Adjusted EBITDA as performance measures and they are also presented for review at our board meetings. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as alternatives to net income, operating income, cash flow from operating activity or any other indicator of a company's operating performance or liquidity required by GAAP. The definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies. These definitions are also not the same as the definition of EBITDA and

  Adjusted EBITDA used in the financial covenants in our debt instruments. Set forth below is the EBITDA and Adjusted EBITDA reconciliation.

	Year Ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Net income (loss)	$(47,084)	$(101,073)	$30,919	$7,461
Net interest expense	29,849	34,643	7,427	7,266
Depreciation and amortization	46,118	45,903	10,999	11,169

EBITDA	28,883	(20,527)	49,345	25,896
Adjustments
Loss on disposal of vessels and vessel equipment	8,729	2,452	131	1,112
Goodwill impairment	2,099	—	—	—
Goodwill write-off for sales of vessels	1,249	1,068	—	—
Vessel impairment	—	2,048	—	—
Closing of Portugal office	5,123	—	192	—

Adjusted EBITDA	$46,083	$(14,959)	$49,668	$27,008

RISK FACTORS

        Before making a decision to purchase our common shares, you should carefully consider the following risks, as well as the other information contained in this prospectus. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risk Factors Related To Our Industry

  Our revenues may be adversely affected if we and/or our pool managers do not successfully employ our vessels.

        We seek to employ our vessels with reputable and creditworthy customers to maximize fleet utilization and earnings upside through spot market related employment, pool agreements and time charters in a manner that maximizes long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. As of March 31, 2015, 22 of our 25 vessels are employed in the spot market (either directly or through spot market focused pools), given our expectation of near- to medium-term increases in charter rates. One of our Suezmax vessels and two of our VLCC vessels are contractually committed to fixed-rate time charters. The Suezmax time charter is expected to expire in July 2015 and the VLCC time charters are expected to expire in January and February 2016. The charterers under the VLCC time charters have the right to extend the term of those time charters for an additional year beyond the initial expiration dates. Additionally, pursuant to a time charter which is currently anticipated to expire in February 2016, we have chartered in a VLCC vessel, the Nave Quasar, and have deployed it in the VL8 pool, a spot-market focused pool, managed by an affiliate of the Navig8 Group. Further, we plan on taking delivery of 21 additional VLCC vessels between the third quarter of 2015 and the first quarter of 2017, which we will employ in spot market focused pools or on time charters. We are contractually obligated to deploy 14 of these VLCC vessels in the VL8 pool for at least one year following their delivery. See "Business—Employment of Our Fleet—VL8, Suez8 and V8 Pools" for more information on these contractual arrangements.

        In recent years, we have primarily deployed our vessels on spot market voyage charters (either directly or through pools which operate primarily in the spot market). Although spot chartering is common in the crude and product tankers sectors, crude and product tankers charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and petroleum products, as well as tanker supply. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Although charter hire rates have risen in recent months, there is no assurance that the crude oil and product tanker charter market will continue to recover over the next several months or that it will not decline further. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to three months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Additionally, even if our vessels are not otherwise employed during a period of rising rates, we may not obtain spot charters during such periods because of vessel position or because of competition.

        Although our time charters generally provide stable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

        We earned approximately 95.0% and 93.1% of our net voyage revenue from spot charters (directly or through pool agreements) for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based primarily on the worldwide supply of tankers available in the market for the transportation of oil and the worldwide demand for the transportation of oil by tanker. There can be no assurance that future spot market voyage charters will be available at rates that will allow us to operate our vessels deployed in the spot market profitably or that we will successfully employ our vessels at available rates.

  The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings.

        We anticipate that future demand for our vessels, and in turn our future charter rates, will be affected by the rate of economic growth in the world's economy, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. As of March 31, 2015, we were party to three time charter contracts, one of which is expected to expire during July 2015 and the other two of which are expected to expire in January and February 2016, and all of our remaining vessels were employed in the spot market (either directly or through spot-market focused pools). As a result, we currently have limited contractual committed future revenues and thus are largely subject to spot market rates, which are highly volatile. Over the last five years, reported TCE rates for VLCCs ranged from $74,600/day in January 2010 to negative rates in some months of 2013. If the tanker industry, which has been highly cyclical, is depressed in the future when a charter expires, or at a time when we may want to sell a vessel, our earnings and available cash flow will be adversely affected. There can be no assurance that we or our pool manager will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations, including payment of debt service to lenders.

        The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global financial crisis has intensified this unpredictability.

        The factors that influence demand for tanker capacity include:

  •
  supply of and demand for petroleum and petroleum products;

  •
  global, regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

  •
  geographic changes in oil production, processing and consumption;

  •
  oil price levels;

  •
  actions by the Organization of the Petroleum Exporting Countries, or "OPEC";

  •
  inventory policies of the major oil and oil trading companies;

  •
  strategic inventory policies of countries such as the United States and China;

  •
  increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

  •
  environmental and other legal and regulatory developments;

  •
  currency exchange rates;

  •
  weather and acts of God and natural disasters, including hurricanes and typhoons;

  •
  competition from alternative sources of energy and other modes of transportation; and

  •
  international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

        The factors that influence the supply of tanker capacity include:

  •
  current and expected purchase orders for tankers;

  •
  the number of tanker newbuilding deliveries;

  •
  the scrapping rate of older tankers;

  •
  conversion of tankers to other uses or conversion of other vessels to tankers;

  •
  the price of steel and vessel equipment;

  •
  technological advances in tanker design and capacity;

  •
  tanker freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of tankers;

  •
  the number of tankers that are out of service;

  •
  changes in environmental and other regulations that may limit the useful lives of tankers; and

  •
  port and canal congestion charges.

        Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our revenues, profitability and cash flows.

  An over-supply of tanker capacity may lead to prolonged weakness or further reductions in charter rates, vessel values, and profitability.

        The global supply of tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and lost, global tanker capacity will increase. We believe that the total newbuilding order books for VLCC, Suezmax, Aframax, Panamax and Handymax vessels scheduled to enter the fleet through 2017 currently are a substantial portion of the existing fleets, and there can be no assurance that the order books will not increase further in proportion to the existing fleets.

        If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could experience prolonged weakness or a material decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, financial condition, operating results, ability to pay distributions or the trading price of our common shares.

  The international tanker industry has experienced a drastic downturn after experiencing historically high charter rates and vessel values in early 2008, and a sustained or further downturn in this market may have an adverse effect on our earnings, impair our goodwill and the carrying value of our vessels and affect compliance with our loan covenants.

        The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes and is issued by the London based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts), declined from a high of 2,347 in July 2008 to a low of 453 in mid April 2009, which represents a decline of 80%. The index rose to 809 as of March 31, 2015. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 676 as of March 31, 2015. The dramatic decline in these indexes and charter rates in late 2008 and 2009 was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations, and increases in vessel supply. Tanker freight rates remained weak until the last quarter of 2014 when a combination of rising demand for oil and petroleum products, longer voyage distances, moderate growth in vessel supply and positive market sentiment led to an increase in the Baltic Tanker Indexes and crude oil tanker and petroleum product charter rates. However, there can be no assurance that the crude oil charter market and/or the petroleum product charter market will increase further, and the market could decline.

        A sustained or further decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker market remain depressed or decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our debt instruments. Additionally, a downturn in the tanker market, or a decline in the fair value of our tanker vessels, could adversely impact our future earnings, since we may be required to record impairment adjustments to our goodwill. We evaluate our goodwill for impairment in the fourth quarter of our fiscal year, unless there are indicators that would require a more frequent evaluation. We evaluated our goodwill for impairment in the fourth quarter of 2014 and recorded goodwill impairment of approximately $2.1 million for the year ended December 31, 2014. See Notes 1 and 3 to the financial statements for years ended December 31, 2014 and December 31, 2013 included elsewhere in this prospectus for more information on this impairment to goodwill. It was determined that there was no indicator of goodwill impairment during the three months ended March 31, 2015.

  The market for crude oil and refined petroleum product transportation services is highly competitive and we may not be able to effectively compete.

        Our vessels are employed in a highly competitive market. Our competitors include the owners of other VLCC, Suezmax, Aframax, Panamax and Handymax vessels and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies.

        We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

  The market value of our vessels may fluctuate significantly, and we may incur impairment charges or incur losses when we sell vessels following a decline in their market value.

        It is possible that the fair market value of our vessels may decrease depending on a number of factors including:

  •
  general economic and market conditions affecting the shipping industry;

  •
  competition from other shipping companies;

  •
  supply and demand for tankers and the types and sizes of tankers we own;

  •
  alternative modes of transportation;

  •
  ages of vessels;

  •
  cost of newbuildings;

  •
  governmental or other regulations;

  •
  prevailing of charter rates; and

  •
  technological advances.

  Declines in charter rates and other market deterioration could cause the market value of our vessels to decrease significantly.

        We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed when events and changes in circumstances indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, fleet utilization, future operating costs and earnings from the vessels. Some of these items have been historically volatile.

        If the recoverable amount, on an undiscounted basis, is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our financial condition and operating results.

        Due to the cyclical nature of the tanker market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses. If we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, that would result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our debt instruments.

  The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

        Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, volatile interest rates, and declining markets. There has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

        Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide, funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to execute our business plan, complete additional vessel acquisitions, or otherwise take advantage of potential business opportunities as they arise.

  If economic conditions throughout the world do not improve, it will impede our operations.

        Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the winding down of the U.S. Federal Reserve's bond buying program and declining global growth rates. These challenges also include continuing turmoil and hostilities in the Middle East, Ukraine, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and refined products. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and refined products and for our services. Such changes could adversely affect our results of operations and cash flows.

        We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common shares to decline.

  The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

        As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the "EFSF," and the European Financial Stability Mechanism, or the "EFSM," to provide funding to Eurozone countries in financial difficulties that seek such support. In December 2010, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the "ESM," which was established on October 8, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could adversely affect our financial position, results of operations and cash flow.

  A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

        A significant number of the port calls made by our vessels involve the transportation of crude oil and petroleum products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or "GDP," which had a significant impact on shipping demand. The growth rate of China's GDP is estimated by government officials to average 7.3% for the year ended December 31, 2014, as compared to approximately 7.7% for the year ended December 31, 2013 and 7.7% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. In addition, China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Many of the economic and political reforms adopted by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports of crude oil or petroleum products to China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or restrictions on importing commodities into the country. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic tanker companies and may hinder our ability to compete with them effectively. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries may adversely affect economic growth in China and elsewhere. Our business, results of operations, cash flows and financial condition could be materially and adversely affected by an economic downturn in any of these countries.

  Any decrease or prolonged weakness in shipments of crude oil may adversely affect our financial performance.

        The demand for our vessels and services in transporting oil derives from demand around the world for oil from Arabian Gulf, West African, North Sea and Caribbean countries, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In 2012, crude oil reached a high of $118.74 per barrel and a low of $91.19 per barrel, in 2013, crude oil reached a high of $118.90 per barrel and a low of $97.69 per barrel and in 2014, crude oil reached a high of $111.57 per barrel and a low of $54.36 per barrel. As of March 31, 2015, crude oil was $47.72 per barrel.

        Any decrease or prolonged weakness in shipments of crude oil from the above-mentioned geographical areas could have a material adverse effect on our financial performance. Among the factors that could lead to such a decrease or prolonged weakness are:

  •
  increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;

  •
  increased refining capacity in the Arabian Gulf or West Africa;

  •
  increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

  •
  a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

  •
  armed conflict in the Arabian Gulf and West Africa and political or other factors;

  •
  trade embargoes or other economic sanctions by the United States and other countries against Russia as a result of increased political tension due to Russia's recent annexation of Crimea and the conflict in Ukraine; and

  •
  the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

        In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

  Increasing self-sufficiency in energy by the United States could lead to a decrease or prolonged weakness in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

        The United States is expected to overtake Saudi Arabia as the world's top oil producer by 2017, according to an annual long-term report by the International Energy Agency, or "IEA." The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. According to the IEA report a continued fall in U.S. oil imports is expected with North America becoming a net oil exporter by around 2030. In recent years, the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and fell to around 27% in 2014 as a result of lower consumption and the substantial increase in domestic crude oil production. A prolonged weakness or a further slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

  The employment of our vessels could be adversely affected by an inability to clear the oil majors' risk assessment process, and we could be in breach of our charter agreements with respect to the applicable vessels.

        The shipping industry, and especially the shipment of crude oil and refined petroleum products (clean and dirty), has been, and will remain, heavily regulated. The so-called "oil majors" companies, such as BP, Chevron, ConocoPhillips, Exxon, Petrobras, Shell, Sinopec, Statoil and Total, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of time charter relationships, additional factors are considered when awarding such contracts, including:

  •
  office assessments and audits of the vessel operator and manager;

  •
  the operator's and manager's environmental, health and safety record;

  •
  compliance with the standards of the International Maritime Organization, or the "IMO," a United Nations agency that issues international trade standards for shipping;

  •
  compliance with heightened industry standards that have been set by several oil companies;

  •
  shipping industry relationships, reputation for customer service, technical and operating expertise;

  •
  shipping experience and quality of ship operations, including cost-effectiveness;

  •
  quality, experience and technical capability of crews;

  •
  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

  •
  competitiveness of the bid in terms of overall price.

        Under the terms of our charter agreements, our charterers require that our vessels and the relevant technical manager are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

        Should we not be able to successfully clear the oil majors' risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium-or long-term, and to charter our vessels into pools, could be adversely affected. Such a situation may lead to the oil majors' terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

  Acts of piracy could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia, the Gulf of Guinea and off the western coast of Africa. Although the frequency of sea piracy worldwide decreased during 2014 to its lowest level since 2009, sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for related insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition.

        In response to piracy incidents in recent years, we have in the past stationed, and may in the future station, guards on some of our vessels in certain instances. While the use of guards is intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. While we believe that we generally have adequate insurance in place to cover such liability, if we do not, it could adversely impact our business, results of operations, cash flows, and financial condition.

  Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

        We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East and North Africa, including in Egypt, Syria, Iran, Iraq and Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world and to civil disturbance in the United States or elsewhere, which may contribute to further world economic instability and uncertainty in global financial and commercial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our business, operating results, financial condition, ability to raise capital and future growth.

        In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and business.

  Sanctions by the United States, Canada and European Union governments against certain companies and individuals in Russia and Ukraine and possible counter sanctions by the Russian government may hinder our ability to conduct business with potential or existing customers in these countries and may otherwise have an adverse effect on us.

        Recently the United States, Canada and the European Union have ordered sanctions against certain prominent Russian and Ukrainian officials, businessmen, Russian private banks, and certain Russian companies in response to the situation in Ukraine and Crimea. While we believe that these sanctions currently do not preclude us from conducting business with our current Russian customers, the sanctions imposed by the United States, Canada or the European Union governments may be expanded in the future to restrict us from engaging with certain of our Russian customers.

        In addition, it has been reported that the Russian government is considering implementing counter sanctions in response to the sanctions implemented by the United States, Canada and the European Union. Although the scope of any such sanctions is uncertain and is subject to finalization and approval by the Russian government, it has been reported that such sanctions may restrict the ability of United States and Canadian companies and individuals to do business in Russia or with Russian companies.

        Although customers representing less than 2% of our 2014 revenue and less than 6% of Navig8 Group's tanker pools' 2014 revenues have their primary operations in Russia, we or our counterparties could be affected by such sanctions, which could adversely affect our business.

  If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments that could adversely affect our reputation and the market for our common shares.

        All of our charters with customers and pools in which we participate contain restrictions prohibiting our vessels from entering any countries or conducting any trade prohibited by the United States. However, there can be no assurance that, on such charterers' instructions, our vessels will not call on ports located in countries subject to sanctions or embargoes imposed by the U.S. government or countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

  Public health threats could have an adverse effect on our operations and our financial results.

        Public health threats, such as the Ebola virus, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for crude oil and the level of demand for our services. Any quarantine of personnel, restrictions on travel to or from countries in which we operate, or inability to access certain areas could adversely affect our operations. The epidemic of the Ebola virus disease, which is ongoing in West Africa, may lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Travel restrictions, operational problems or large-scale social unrest in any part of the world in which we operate, or any reduction in the demand for tanker services caused by public health threats in the future, may impact operations and adversely affect our financial results.

  We are subject to requirements under environmental and operational safety laws, regulations and conventions that could require significant expenditures, affect our cash flows and net income and could subject us to significant liability.

        The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental requirements in the form of numerous international conventions and national, state and local laws and regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These requirements govern, among other things, discharges to air and water, the prevention and cleanup of spills and contamination, the storage and disposal of hazardous substances and wastes, the management of ballast water and invasive species and health and safety matters. They include, but are not limited to:

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  the U.S. Clean Air Act;

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  the U.S. Clean Water Act;

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  the U.S. Oil Pollution Act of 1990, or "OPA," which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

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  the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the "CLC," entered into by many countries (other than the United States) which, subject to certain exceptions, imposes strict liability for pollution damage caused by the discharge of oil;

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  the International Convention for the Prevention of Pollution from Ships, or "MARPOL," adopted and implemented under the auspices of the International Maritime Organization, or "IMO," with respect to strict technical and operational requirements for tankers;

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  the IMO International Convention for the Safety of Life at Sea of 1974, or "SOLAS," which imposes crew and passenger safety requirements and requires the shipowner or any party with operational control of a vessel to develop an extensive safety management system;

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  the International Ship and Port Facilities Securities Code, or the "ISPS Code," which became effective in 2004;

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  the International Convention on Load Lines of 1966 which imposes requirements relating to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

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  the U.S. Maritime Transportation Security Act of 2002 which imposes security requirements for tankers entering U.S. ports.

        These requirements can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage or increased policy costs for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and third-party claims for personal injury or property damage.

        More stringent maritime safety rules have been imposed in the European Union. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or similar events in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, and related increases in compliance costs, all of which could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. Existing and future legislation or regulations may require significant additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations. For example, legislation and regulations that require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous invasive species having adverse ecological impacts. We also are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Although we believe our vessels are maintained in good condition in substantial compliance with present regulatory requirements relating to safety and environmental matters and are insured against usual risks for such amounts as our management deems appropriate, government regulation of tankers, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures with respect to our ships to keep them in compliance.

  Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

        The hull and machinery of every commercial tanker must be classed by a classification society authorized by its country of registry. The classification society certifies that a tanker is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the tanker and the international conventions of which that country is a member. All of our operating vessels are certified as being "in-class" by DNV GL or the American Bureau of Shipping, with the exception of the Nave Quasar (which is not owned by us but chartered-in pursuant to a time charter which is currently anticipated to expire in February 2016), which is certified as being "in-class" by the China Classification Society. These classification societies are members of the International Association of Classification Societies.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and on special survey or continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to five years for inspection of the underwater parts of such vessel.

        If a vessel in our fleet does not maintain its class and/or fails any annual survey, intermediate survey or special survey, it will be unemployable and unable to trade between ports. This would negatively impact our results of operations.

  Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

        Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. Climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that cannot be predicted with certainty at this time.

  The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

        We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

  Our vessels may be requisitioned by governments without adequate compensation.

        A government could requisition for title or seize our vessels. In the case of a requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we, as owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

  Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off hire period.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

        In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien, as well as any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our vessels for liabilities of other vessels that we own or which are bareboat chartered.

Risk Factors Related To Our Company

  Failure of counterparties, including charterers, pool managers or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We have in the past entered into, and expect in the future to enter into, among other things, memoranda of agreement, pooling arrangements, charter agreements, ship management agreements and debt instruments with third parties with respect to the purchase and operation of our fleet. Such agreements subject us to counterparty risks. Although we may have rights against any counterparty if it defaults on its obligations, our shareholders will share that recourse only indirectly to the extent that we recover funds. In particular, we face credit risk with our charterers.

        Additionally, in the case of pooling arrangements, in addition to bearing charterer credit risk indirectly, we face credit risk with our pool managers. Not all charterers or pool managers will necessarily provide detailed financial information regarding their operations. As a result, charterer risk and pool manager risk is largely assessed on the basis of our charterers' or pool managers' reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. Furthermore, charterers and pool managers are sensitive to and may be impacted by market forces. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. There can be no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. Our charterers may fail to pay charterhire or attempt to renegotiate charter rates. Pool managers may also fail to fulfill their obligations to pool participants. Should a charterer or pool manager fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for our vessels, and any new charter arrangements we secure on the spot market, on time charters or in alternative pooling arrangements may be at lower rates or on less favorable terms, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels, and other market conditions. In addition, if the charterer of a vessel in our fleet that is used as collateral under our credit facilities or any other debt instrument defaults on its charter obligations to us, such default may constitute an event of default under our credit facilities or the relevant debt instrument, which may allow the lender to exercise remedies under our credit facilities or the relevant debt instrument. If our charterers or pool managers fail to meet their obligations to us or attempt to renegotiate our agreements with them, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, in the future, and compliance with covenants in our debt instruments.

        The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker vessels and the supply and demand for oil transportation services. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

  We depend to a significant degree upon third-party managers to provide the technical management of our fleet. Any failure of these technical managers to perform their obligations to us could adversely affect our business.

        We have contracted the day-to-day technical management of our fleet (including the vessels deployed in pools), including crewing, maintenance and repair services, to third-party technical management companies. See "Business—Operations and Ship Management" for more information. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, and financial condition. Further, these third-party technical management companies would be considered our agents and we would have to indemnify them in certain situations which could increase our potential liabilities.

  If labor interruptions arise and are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

        We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

  We may not be able to grow or to effectively manage our growth.

        A principal focus of our strategy has been to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies with a focus on maximizing shareholder value and returning capital to shareholders when appropriate. Our future growth and profits will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

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  identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

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  identify vessels and/or shipping companies for acquisitions;

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  integrate any acquired businesses or vessels successfully with our existing operations;

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  hire, train and retain qualified personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

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  identify opportune times for the purchase or disposal of vessels;

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  move quickly to execute vessel acquisitions or disposals at advantageous times in a timely manner;

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  improve operating and financial systems and controls; and

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  obtain required financing for existing and new operations.

        Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double-hull vessels. We may not be able to contract for newbuildings or locate suitable secondhand double-hull vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms. This could impede our growth and negatively impact our financial condition.

        Our current financial and operating systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on outside technical managers to recruit suitable additional seafarers and shore-based administrative and management personnel. We cannot assure you that our outside technical managers will be able to continue to hire suitable employees as we expand our fleet.

        The failure to effectively identify, purchase, develop and integrate any vessels or businesses or to dispose of vessels at opportune times could adversely affect our business, financial condition and results of operations.

  Our acquisition and growth strategy exposes us to certain risks.

        Our acquisition and growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:

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  fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;

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  not be able to obtain charters at favorable rates or at all;

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  be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

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  not have adequate operating and financial systems in place;

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  decrease our liquidity through the use of a significant portion of available cash or borrowing to finance acquisitions or newbuildings;

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  significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions or newbuildings;

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  incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

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  incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

  We may be unable to make, or realize the expected benefits from, the construction, delivery and deployment of our VLCC newbuildings and the failure to successfully integrate these newbuildings into our fleet could adversely affect our business, financial condition and operating results.

        In connection with our growth strategy, in March 2014 we purchased seven VLCC newbuildings that are scheduled to be delivered between August 2015 and August 2016. We refer to these newbuildings as the "2014 acquired VLCC newbuildings" and the associated shipbuilding contracts as the "2014 acquired VLCC shipbuilding contracts." Furthermore, as a result of the consummation of the 2015 merger on May 7, 2015, we acquired 14 contracts for VLCC newbuildings that are expected to be delivered between the third quarter of 2015 and the first quarter of 2017. We refer to these newbuildings as the "2015 acquired VLCC newbuildings" and the associated shipbuilding contracts as the "2015 acquired VLCC shipbuilding contracts." These newbuilding crude tankers may not be profitable at or after the time of delivery and may not generate cash flow sufficient to cover the costs of ownership and operation. Market conditions at the time of delivery may be such that charter rates are not favorable and the revenue generated by such vessels may be depressed.

  The construction of our VLCC newbuildings requires the implementation of complex, new technology and is dependent upon factors outside of our control, and unexpected outcomes resulting from the implementation of such technology could adversely affect our profitability and future prospects.

        The construction of our 21 VLCC newbuildings utilizes new and complex technologies. Problems in implementing these new technologies or substantive design changes in the construction process may lead to delays in maintaining the design schedule needed for construction. The risk associated with new technology or mid-construction design changes may delay delivery, and, in the case of substantial mid-construction design, may increase the cost of the vessel.

        Newbuildings cannot always be tested and proven and are otherwise subject to unforeseen problems, including premature failure of components that cannot be accessed for repair or replacement, substandard quality or workmanship and unplanned degradation of product performance. These failures could result in loss of life or property and could negatively affect our results of operations by causing unanticipated expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work and, in the case of certain contracts, liquidated damages or other claims against us.

        We may discover quality issues in the future related to our newbuildings that require analysis and corrective action. Such issues and our responses and corrective actions could have a material adverse effect on our financial position, results of operations or cash flows.

  No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings.

        Our VLCC newbuildings are based on advanced "eco" design. We expect these newbuildings to incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. However, overall, within the tanker industry opinion is divided with regard to the merits of "eco" ships and their performance relative to non-"eco" ships and we cannot assure you that our newbuildings will provide the fuel consumption savings that we expect, as among other things, the newbuildings are based on new technologies. Further, the market conditions from time to time may require us to share any fuel efficiency benefits with our charterers and the "eco" ships may not provide us with the same competitive advantage in securing favorable charter arrangements as we might expect. Should the fuel consumption levels of our newbuildings materially deviate from what we expect, or should we for any reason not receive the profits from any fuel efficiency benefits associated with our vessels, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

  Delays in deliveries of any of our 21 VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

        The delivery of any of the 21 VLCC newbuildings we have ordered (or any other new vessels we may order) could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. These adverse effects of any delay in delivery of our VLCC newbuildings or cancelation of the associated shipbuilding contracts may be compounded by the fact that we have made and will continue to make significant payments in respect of the newbuildings prior to taking possession of the vessels. In the event a shipbuilder does not perform under a shipbuilding contract with us and we are unable to enforce certain refund guarantees with third-party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

        Our receipt of newbuildings could be delayed because of many factors, including:

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  quality or engineering problems;

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  changes in governmental regulations or maritime self-regulatory organization standards;

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  work stoppages or other labor disturbances at the shipyard;

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  unanticipated cost increases;

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  bankruptcy or other financial crisis of the shipbuilder;

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  a backlog of orders at the shipyard;

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  political or economic disturbances in the locations where the vessels are being built;

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  weather interference or interference from a catastrophic event, such as a major earthquake or fire;

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  our requests for changes to the original vessel specifications;

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  shortages of, or delays in the receipt of necessary equipment or of construction materials, such as steel;

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  failure by the shipbuilder to deliver vessels to us as agreed;

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  delays caused by acts of God, war, strike, riot, crime or natural catastrophes, or force majeure events;

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  our inability to finance the purchase of the vessels or obtain financing on terms favorable to us; or

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  our inability to obtain requisite permits or approvals.

        We do not carry delay of delivery insurance to cover any losses that are not covered by delay penalties in our construction contracts. In the event any such shipyards are unable or unwilling to deliver the vessels ordered, we may not have substantial remedies. As a result, if delivery of a vessel is materially delayed, it could increase our expenses, diminish our net income and cash flows and otherwise adversely affect our business, financial condition and operating results.

  We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts.

        As of May 11, 2015, we have paid $203.1 million to the shipyards in aggregate installment payments under the 2014 acquired VLCC shipbuilding contracts (including the first installment of $89.9 million previously paid to the shipyards by Scorpio Tankers Inc.) and $357.4 million to the shipyards in installment payments under our fourteen 2015 acquired VLCC shipbuilding contracts (all of which were made by Navig8 Crude prior to the 2015 merger). The aggregate amount of remaining payments due under the 2014 acquired VLCC shipbuilding contracts and 2015 acquired VLCC shipbuilding contracts was $459.1 million and $986.9 million, respectively as of May 11, 2015. We do not have sufficient liquidity or working capital to pay the remaining installment payments due under the shipbuilding contracts for the VLCC newbuildings, and we will be required to raise additional cash through financing transactions in order to fulfill our payment obligations under the agreements relating to these transactions. We do not currently have debt or other financing committed to fund these amounts. If we are not able to borrow additional funds, raise other capital, generate sufficient cash flow from operations or utilize available cash on hand, we may not be able to take delivery of the VLCC newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that we will be able to enter into any sufficient credit facilities or obtain other financing on desirable terms or at all. See "—We cannot assure you that we will enter into any new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder." If for any reason we fail to make a payment when due, which may result in a default under our shipbuilding contracts, we would be prevented from realizing potential revenues from these vessels, we could lose all or a portion of any payments previously paid by us in respect of these vessels and we could be liable for any additional damages under or connected with such contracts resulting from a breach by us of the contract terms. We may also lose any equipment provided to the shipyard as buyers' supplies for installation by the shipyard on the vessels. We may also be liable to Scorpio for claims under the VLCC back-to-back guarantee described under "Business—2014 Acquired VLCC Newbuildings."

  The insolvency of Scorpio Tankers Inc. would currently constitute a default by us under the 2014 acquired VLCC shipbuilding contracts with Daewoo.

        If Scorpio Tankers Inc., or "Scorpio," were to become subject to certain insolvency events prior to the delivery of the five 2014 acquired VLCC newbuildings pursuant to the 2014 acquired shipbuilding contracts with Daewoo, this would constitute a default under such shipbuilding contracts even if we remain current on our installment payments. Following such default, Daewoo would have the right to terminate the 2014 acquired shipbuilding contracts and we would be prevented from realizing potential revenues from these vessels, we could lose all or a portion of any payments previously paid by us in respect of these vessels and we could be liable for any additional damages under or connected with such contracts resulting from a breach by us of the contract terms. We may also lose any equipment provided to the shipyard as buyers' supplies for installation by the shipyard on the vessels. Pursuant to a letter agreement dated March 18, 2015, by and between Scorpio and VLCC Corp., VLCC Corp., our wholly-owned subsidiary, agreed to use reasonable endeavors to negotiate and finalize with the 2014 acquired VLCC ship builders the terms for the novation of the 2014 acquired VLCC ship building contracts to a subsidiary of VLCC. Corp. and/or the release of Scorpio from its obligations under the Scorpio guarantees by June 16, 2015. If Scorpio is released from its obligations under the Scorpio guarantees, we expect that an insolvency event by Scorpio would no longer constitute a default under the 2014 acquired shipbuilding contracts: however, we cannot assure you that any such release will be obtained. See "Business—Vessel Acquisitions and Disposals—2014 Acquired VLCC Newbuildings" for more information about the 2014 acquired VLCC shipbuilding contracts and the Scorpio guarantees.

  We cannot assure you that we will enter into any new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder.

        We plan to enter into one or more new credit facilities to fund a portion of the remaining installment payments due under the shipbuilding contracts for the VLCC newbuildings, but do not expect to enter into any new credit facilities until delivery of the first VLCC newbuilding in the third quarter of 2015. Even if we enter into any new credit facilities, we expect that borrowings thereunder would be subject to customary conditions to be specified in applicable definitive documentation. In addition, our current credit facilities, which we refer to as the "senior secured credit facilities," and the note purchase agreement governing the senior notes limit the amount and terms of indebtedness that may be incurred in connection with any new newbuildings and, in particular, the senior secured credit facilities do not permit Gener8 Maritime, Inc. to incur any indebtedness in respect of the 2015 acquired VLCC newbuildings. Depending on whether the new credit facilities comply with these conditions, we may be required to obtain amendments to our current senior secured credit facilities and the note purchase agreement governing the senior notes in order to incur indebtedness in connection with the VLCC newbuildings or refinance the credit facilities in their entirety. We cannot assure you we will be able to enter into such amendments or refinancings. Accordingly, we cannot assure you that we will be able to enter into any new credit facilities, satisfy such conditions or be able to borrow all or any of the amounts that may be committed thereunder. If we do not enter into new credit facilities or are unable to borrow the amounts committed thereunder, our ability to take delivery of the VLCC newbuildings will be materially adversely affected. See " —We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

  There may be risks associated with the purchase and operation of secondhand vessels.

        Our business strategy may include additional growth through the acquisition of secondhand vessels. Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct a historical financial due diligence process when we acquire secondhand vessels. Accordingly, we do not obtain the historical operating data for such vessels from the sellers and are not provided with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased secondhand vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is normally terminated and the vessel's trading certificates are surrendered to its flag state following a change in ownership. Furthermore, we generally do not receive the benefit of warranties from the builders if the vessels we buy are more than one year old. Our future operating results could be negatively affected if some of the vessels do not perform as expected.

  The 2015 merger may adversely affect our relationships with our customers, suppliers and other contract counterparties.

        In response to the consummation of the 2015 merger, our existing or prospective customers, including charterers or pool operators, or suppliers may:

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  terminate their business relationships with us;

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  delay, defer or cease purchasing services from or providing goods or services to us;

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  delay or defer other decisions concerning us, or refuse to extend credit to us;

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  raise disputes under their business arrangements with us or assert purported consent or change of control rights; or

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  otherwise seek to change the terms on which they do business with us.

        Any such delays, disputes or changes to terms could seriously harm our business.

  Certain affiliations may result in conflicts of interest between us and the former executives and managers of Navig8 Crude Tankers, Inc., all of which are affiliates of the Navig8 Group.

        The Navig8 Group consists of Navig8 Limited and its subsidiaries. The managers with which Navig8 Crude or, after the consummation of the 2015 merger, Gener8 Acquisition, contracts such as Navig8 Shipmanagement Pte Ltd., Navig8 Asia Pte Ltd and VL8 Pool Inc., are subsidiaries of Navig8 Limited. Messrs. Nicolas Busch and Gary Brocklesby are expected to serve as consultants to, and Mr. Busch serves as member of, our Board. Additionally, Mr. Brocklesby is expected to serve as Chairman of, and Mr. Busch is expected to be a voting member of, our Strategic Management Committee. Messrs. Busch and Brocklesby are each members of the board of, and minority beneficial owners of, Navig8 Limited. As a result, conflicts of interest may arise between us and the affiliated entities of the Navig8 Group. Additionally, we cannot be assured that any future agreements and transactions with the affiliates of the Navig8 Group will be on the same terms as those available with unaffiliated third parties or that these agreements or relationships will be maintained at all or will not otherwise impact our agreements and transactions in a manner that is adverse to us or our shareholders.

        Further, various contractual agreements between Gener8 Acquisition, the successor to Navig8 Crude, and the managers affiliated with the Navig8 Group are currently intended to be terminated or renegotiated, subject to agreement on terms. See "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—VL8 Pool Agreements," "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—VL8 Pool Commercial Management Agreement," "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Navig8 Supervision Agreements," "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Navig8 Corporate Administration Agreement," "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Navig8 Technical Management Agreements," and "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Navig8 Project Structuring Agreement." If the aforementioned agreements are not terminated or successfully renegotiated, we will remain subject to certain contractual or other obligations with Navig8 Group that could adversely impact its business and operations.

  Certain agreements entered into by Gener8 Acquisition with members of the Navig8 Group prior to the 2015 merger may adversely affect or restrict our business.

        Certain agreements entered into by Gener8 Acquisition with members of the Navig8 Group prior to the 2015 merger may adversely affect or restrict our business. For example, time charters by and between VL8 Pool Inc. and Gener8 Acquisition's 14 newbuilding-owning subsidiaries contain the following provisions: (a) we are subject to continuing seaworthiness and maintenance obligations; (b) VL8 Pool Inc. may put a pool vessel off hire or cancel a charter if the relevant vessel owning subsidiary fails to produce certain documentation within 30 days of demand; (c) VL8 Pool Inc. may put a pool vessel off hire for any delays caused by the vessel's flag or the nationality of her crew; (d) VL8 Pool Inc. has extensive rights to place the vessel off hire and to terminate and redeliver the vessel without penalty in connection with any shortfall in oil majors' approvals or SIRE discharge reports;

(e) VL8 Pool Inc. has the right to call for remedy of any breach of representation or warranty within 30 days failing which the vessel may be put off hire; and (f) after 10 days off hire the charter may then be terminated by the charterers. Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that these time charters will remain in place. The pool agreements, together with the time charters, provide that each pool vessel shall remain in the VL8 Pool for a minimum period of one year with each of the newbuilding-owning subsidiaries and VL8 Pool Inc. thereafter being entitled to terminate the pool agreement and the time charter by giving 90 days' notice in writing to the other (plus or minus 30 days at the option of VL8 Pool Inc.) at any time after the expiration of the initial 10 month period such pool vessel is in the pool (which may be reduced if there is a firm sale to a third party) but a pool vessel may not be withdrawn until it has fulfilled its contractual obligations to third parties.

        Additionally, the pool agreements by and between VL8 Pool Inc. and Gener8 Acquisition's 14 newbuilding-owning subsidiaries contain the following provisions: (a) if VL8 Pool Inc. suffers a loss in connection with the pool agreements, it may set off the amount of such loss against the distributions that were to be made to the relevant vessel-owning subsidiary or any working capital repayable pursuant to the agreement; (b) we are required to provide working capital of $1,750,000 to VL8 Pool Inc. upon delivery of the vessel into the pool, which is repayable on the vessel leaving the pool, as well as fund cash calls to be paid within 10 days of demand by the Pool Committee (consisting of representatives from VL8 Pool Inc. and each pool participant); (c) each pool vessel is obligated to remain on hire for 90 days after seizure by pirates but will thereafter be off hire until again available to VL8 Pool Inc.; (d) VL8 Pool Inc. has the right to terminate the vessel's participation in the pool under a wide range of circumstances, including but not limited to (i) the pool vessel is off hire for more than 30 days in a six month period, (ii) the pool vessel is, in the reasonable opinion of VL8 Pool Inc., untradeable to a significant proportion of oil majors for any reason, (iii) insolvency of the relevant vessel-owning subsidiary, (iv) the relevant vessel-owning subsidiary is in breach of the agreement and VL8 Pool Inc., in its reasonable opinion, considers the breach to warrant a cancellation of the agreement or (v) if any relevant vessel-owning subsidiary or an affiliate becomes a sanctioned person; (e) VL8 Pool Inc. has extensive rights to place the vessel off hire and to terminate and redeliver the vessel without penalty in connection with any shortfall in oil major approvals or SIRE discharge reports; (f) VL8 Pool Inc. has no liability to relevant vessel-owning subsidiary for any loss, damage, delay or expense, direct or indirect, including but not limited to loss of profit arising out of or in connection with the detention of or delay to the pool vessel; (g) the vessel-owning subsidiaries have agreed to indemnify VL8 Pool Inc. in respect of all liabilities incurred by VL8 Pool Inc. in performing its obligations under the pool agreements, even if such liabilities are greater than its proportion of the pool distributions; and (h) if VL8 Pool Inc. incurs a loss, any uninsured liabilities of the pool vessels could become an expense shared by all pool members.

        Additionally, the supervision agreements with Navig8 Shipmanagement Pte Ltd., or "Navig8 Shipmanagement," with regards to the 2015 acquired VLCC newbuildings do not contain the ability to terminate early and, as such, the agreements would be effective until full performance or a termination by default. Under the supervision agreements, the liability of Navig8 Shipmanagement is limited to acts of negligence, gross negligence or willful misconduct and is subject to a cap of $250,000 per vessel, which is less than the fee payable per vessel. The supervision agreements also contain an indemnity in favor of Navig8 Shipmanagement and its employees and agents.

  Our future results will suffer if we do not effectively manage our expanded operations following completion of the 2015 merger.

        As a result of the 2015 merger, the size of our business has increased significantly and is expected to continue to develop as we take delivery of our VLCC newbuildings. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for our management, including challenges related to the management and monitoring of our expanded operations and associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected efficiencies and other benefits anticipated from the 2015 merger.

  Our operating results may fluctuate seasonally.

        We operate our vessels in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling and could adversely impact charter rates.

  Because we generate all of our revenues in U.S. Dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

        We generate all of our revenues in U.S. Dollars, but we may incur a portion of expenses, such as maintenance and dry-docking costs, in currencies other than the U.S. Dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular the Euro. Furthermore, due to the recent sovereign debt crisis in certain European member countries, the U.S. Dollar-Euro exchange rate has experienced volatility. An adverse movement in these currencies could increase our expenses.

  An increase in costs could materially and adversely affect our financial performance.

        Our vessel operating expenses are comprised of a variety of costs including crew costs, provisions, deck and engine stores, lubricating oil and insurance, many of which are beyond our control. Additionally, repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Also, costs such as insurance and security could increase. If costs continue to rise, that could materially and adversely affect our cash flows and profitability.

        Fuel, or bunker, is a significant, if not the largest, expense for our vessels that will be employed in the spot market. Spot charter arrangements generally provide that the vessel owner or pool operator bear the cost of fuel in the form of bunker, which is a significant vessel operating expense. With respect to our vessels that will be employed on time charter, the charterer is generally responsible for the cost of fuel and with respect to vessels deployed in pools, the pool is generally responsible for the cost of fuel. However such cost may affect the charter rates that we or our pool manager are able to negotiate for our vessels and costs incurred by pools may decrease the amount of profits available for distribution to pool participants. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business compared to other forms of transportation, such as pipelines. On the other hand, a prolonged downturn in oil prices may cause oil companies to cut down production which could negatively impact market demand for global transportation of petroleum products.

  Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2011.

        For the years ended December 31, 2014 and 2013, we generated operating losses of $17.4 million and $66.9 million respectively, and net losses of $47.1 million and $101.1 million respectively. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and the financial statements for the years ended December 31, 2014 and December 31, 2013 included elsewhere in this prospectus for more information regarding our results of operations during these periods. If we continue to suffer operating and net losses, the trading price of our common shares may decline significantly and our business, financial condition and results of operation may be negatively impacted.

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. Contributing factors to the bankruptcy included the drastic fall of global tanker charter rates in 2007 through 2009 due to the over-supply of tanker capacity and services. Additionally, leverage levels that we believed were reasonable at the time of incurrence based on prevailing vessel values became unsustainable in light of subsequent charter rate declines.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms.

        Although we have significantly less interest expense as a result of our emergence from bankruptcy and have decreased our operating and administrative expenses, we may not generate sufficient revenues in future periods to pay for all of our operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition. As noted above, we generated operating losses for the years ended December 31, 2014 and 2013. In addition, our bankruptcy may have created a negative public perception of our Company in relation to our competitors. As a result, the value of our common shares could be negatively affected.

  We may face unexpected repair costs for our vessels.

        Repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Significant repair expenses could decrease our cash flow and profitability and reduce our liquidity.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.

Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss, which could negatively impact our business, financial condition and results of operations.

  Increased inspection procedures, taxes and tighter import and export controls could increase costs and disrupt our business.

        International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

        Our vessels are currently registered under the flags of the Republic of Liberia, the Republic of the Marshall Islands and Bermuda. Additionally, a vessel we have chartered-in pursuant to a time charter currently anticipated to expire in February 2016 is registered under the flag of Hong Kong. Each of these jurisdictions imposes taxes based on the tonnage capacity of each of the vessels registered under its flag. The tonnage taxes imposed by these countries could increase, which would cause the costs of our operations to increase.

  We depend on our executive officers and other key personnel.

        The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of Peter C. Georgiopoulos, our Chairman since 2001 and Chief Executive Officer, John Tavlarios, our Chief Operating Officer and Leonard J. Vrondissis, our Chief Financial Officer, and our ability to attract suitable replacements, if necessary. The loss of Peter Georgiopoulos' service or that of any other member of our senior management could have an adverse effect on our operations.

  We rely on our third-party technical managers and on their and our ability to attract and retain skilled employees.

        Our success also depends in large part on the ability of our third-party technical managers to attract and retain highly skilled and qualified ship officers and crew. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability our third-party technical managers experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

        Our third-party technical management companies employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

  Our Chairman may pursue business opportunities in our industry that may conflict with our interests.

        Our Chairman and Chief Executive Officer, Peter C. Georgiopoulos is not contractually committed to remain as a director or Chief Executive Officer of our company or to refrain from other activities in our industry. Mr. Georgiopoulos actively reviews potential investment opportunities in the shipping industry from time to time. In addition, Mr. Georgiopoulos serves as Chairman of the Board of Aegean Marine Petroleum Network Inc. (NYSE: ANW), a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea, Genco Shipping & Trading Limited, a drybulk cargo ship owning company, and Baltic Trading Limited (NYSE: BALT), a shipping company focused on the drybulk industry spot market, among other things.

  The revenues we earn may be dependent on the success and profitability of any vessel pools in which our vessels operate.

        The majority of our revenues for the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013 were from vessels deployed in the Unique Tankers pool described in Note 11 to the financial statements for the three months ended March 31, 2015 and 2014, and in Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus. On May 7, 2015, we delivered to Unipec a notice of termination under certain of our pool related agreements between Unipec and Unique Tankers. We intend to transition the employment of all of our spot VLCC and Suezmax vessels which are the vessels currently operating in the Unique Tanker pool to existing Navig8 Group commercial crude tanker pools, or the "Navig8 Group's pools". As such, we expect the majority of our revenues to continue to arise from vessels deployed in a limited number of pools.

        Chartering arrangements for vessels deployed in a pool are handled by the commercial manager of the pool. The profitability of our vessels operating in vessel pools will depend upon the pool managers' ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. The pool's profitability will also depend on minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, should an incident occur that negatively affects a pool's revenues or should a pool underperform, then our profitability will be negatively impacted as a result. Commercial managers of pools typically exercise significant control and discretion over the operation of the pool, and our success and profitability will depend on the success of the pools in which we participate, particularly if we transition to a new pool. If vessels from other owners which enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we participate or dilute our interest in pool profits. If we wish to withdraw a vessel from a pool, we may be required to give advance notice and the agreements we enter into with pools in which we participate may provide the applicable pool the right to defer withdrawal of our vessels. If the commercial manager of the pools in which we participate were to cease serving in such capacity, the pools may not be able to find a replacement commercial manager who will be as successful as the current commercial manager in chartering vessels and who may not have the same customer relationships. Additionally, were we to seek to assume direct commercial management of these vessels, either by choice or because of our failure to negotiate or maintain favorable terms with a profitable and well-managed pool, we may face similar challenges.

  During the transition of our vessels to Navig8 Group's pools, we are subject to certain restrictions on our vessel operations pursuant to our existing arrangements with Unipec for the Unique Tankers pool.

        We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group's pools. On May 7, 2015, we delivered to Unipec a notice of termination under certain of our pool related agreements, including the agency agreement with Unipec and Unique Tankers. The notice of termination advised Unipec that these agreements would come to an end on August 5, 2015 or, where on the date of the notice any of our vessels in the Unique Tankers pool was subject to a commitment which would end after August 5, 2015, as regards those vessels, on the date when those commitments were concluded. The withdrawal of our vessels from the Unique Tankers pool may be deferred by the Unique Tankers pool committee if it determines that the contractual commitments of the Unique Tankers pool as of the date of the termination notice cannot be fulfilled if the vessel were to be withdrawn on the requested date. Furthermore, we have agreed that, for the term of the agency agreement between Unique Tankers and Unipec, we are restricted in our operation of VLCCs or Suezmaxes outside of the Unique Tankers pool. We have from time to time been out of compliance with certain aspects of our agreements with Unipec. Unipec has been aware of such non-compliance and has not raised any issues with us in this connection. We do not currently believe that such non-compliance has a material adverse effect on our business or operations.

        Additionally, the commercial manager of the Unique Tankers pool has the right to purchase Unique Tankers LLC exercisable at any time before the effective date of termination of the Agency Agreement between Unique Tankers and Unipec. If this option is exercised, our influence over the operation of the Unique Tankers pool may be reduced or lost entirely which may adversely affect any transition of our vessels from the Unique Tankers pool to the Navig8 Group pools. See Note 11 to the financial statements for the three months ended March 31, 2015 and 2014, and Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus for further details regarding the Unique Tankers pool and agreements related thereto.

  We receive a significant portion of our revenues from a limited number of customers and pools, and the loss of any customer or the termination of our relationships with these pools could result in a significant loss of revenues and cash flow.

        We have derived, and we believe we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. For example, during the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, one of our customers, Unipec, accounted for 20.2%, 16.6%, 15.2% and 12.2%, respectively, of our voyage revenues (including revenues from the Unique Tankers pool). In addition, after the transition of our vessels the Navig8 Group's pools, we expect that the majority of our voyage revenues will be derived from the Navig8 Group's pools. If any of our key customers, or the key customers of the pools in which we participate, breach or terminate their charters or renegotiate or renew them on terms less favorable than those currently in effect, or if any significant customer decreases the amount of business it transacts with us or if we lose any of our customers or a significant portion of our revenues, our operating results, cash flows and profitability could be materially adversely affected. Additionally, if we are unable to establish or maintain a commercially favorable relationship with a profitable and well-managed pool, our operating results, cash flows and profitability could be materially adversely affected. There can be no certainty that, after the transition of our vessels from the Unique Tankers Pool to the Navig8 Group's pools, Unipec will continue to provide the same (or any) level of revenues through the use of these vessels.

  Shipping is an inherently risky business and our insurance may not be adequate.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, human error, grounding, fire, explosions, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high inflammability and high volume of the oil transported in tankers.

        We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain $1 billion in coverage for each of our vessels for liability for spillage or leakage of oil or pollution, and also carry insurance covering lost revenue resulting from vessel off-hire for all of our operating vessels, with the exception of the Nave Quasar which is on time charter. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover our insurance claims. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

  The risks associated with older vessels could adversely affect our operations.

        In general, the costs to maintain a vessel in good operating condition increase as the vessel ages. As of March 31, 2015, the weighted average age by DWT of the 25 operating vessels we own that are in our fleet was 10.6 years, compared to an average age of 10.7 years as of December 31, 2013. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

        If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from their build dates. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our revenue will decline and our business, results of operations, financial condition, and cash flow would be adversely affected.

  Our results of operations could be affected by natural events in the locations in which our customers operate.

        Several of our customers have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers and suppliers as well as our operations. Such geological events can cause significant damage and can adversely affect the infrastructure and economy of regions subject to such events, and could cause our customers located in such regions to experience shutdowns or otherwise negatively impact their operations. Upon such an event, some or all of those customers may reduce their orders for crude oil, which could adversely affect our revenue and results of operations. In addition to any negative direct economic effects of such natural disasters on the economy of the affected areas and on our customers and suppliers located in such regions, economic conditions in such regions could also adversely affect broader regional and global economic conditions. The degree to which natural disasters will adversely affect regional and global economies is uncertain at this time. However, if these events cause a decrease in demand for crude oil, our financial condition and operations could be adversely affected.

  Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

        We rely on third-parties to provide supplies and services necessary for our operations, including brokers, equipment suppliers, caterers and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our vessels. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations and financial condition.

  We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

        The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or "ISM Code." The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

        In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other applicable worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act, or "FCPA," and other applicable worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. These laws include the U.K. Bribery Act, which became effective on July 1, 2011 and which is broader in scope than the FCPA, as it contains no facilitating payments exception. We charter our vessels into some jurisdictions that international corruption monitoring groups have identified as having high levels of corruption. Our activities create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA or other applicable anti-corruption laws. Although we have policies, procedures and internal controls in place to monitor compliance, we cannot assure that our policies and procedures will protect us from governmental investigations or inquiries surrounding actions of our employees or agents. If we are found to be liable for violations of the FCPA or other applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions.

  We may be subject to U.S. tax on U.S.-source shipping income, which would reduce our net income and cash flows.

        If we do not qualify for an exemption pursuant to Section 883, or the "Section 883 exemption," of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our results of operations and cash flows would be reduced by the amount of such tax.

        We will qualify for the Section 883 exemption if, among other things, (i) our common shares are treated as primarily and regularly traded on an established securities market in the United States or another qualified country, or (ii) we satisfy one of two other ownership tests. We refer to the inquiry under clause (i) of the preceding sentence as the "publicly traded test." Under applicable U.S. Treasury Regulations, the publicly traded test cannot be satisfied in any taxable year in which persons who actually or constructively own five percent or more of our common shares (sometimes referred to as "5% shareholders") own 50% or more of our common shares for more than half the days in such year (sometimes referred to as the "five percent override rule") unless an exception applies.

        Upon the consummation of this offering, we believe that our common shares will be primarily and regularly traded on an established securities market in the United States or another qualified country. However, based on the current ownership of our common shares, 5% shareholders may own 50% or more of our common shares for more than half of 2015. As a result, the five percent override rule may apply, and we believe that we would have significant difficulty in satisfying an exception thereto. It is also not clear whether we will satisfy one of the other two ownership tests. Thus, we may not qualify for the Section 883 exemption in 2015. Even if we do qualify for the Section 883 exemption in 2015, there can be no assurance that changes and shifts in the ownership of our common shares by 5% shareholders will not preclude us from qualifying for the Section 883 exemption in future taxable years. If we do not qualify for the Section 883 exemption, our gross shipping income derived from U.S. sources, i.e., 50% of our gross shipping income attributable to transportation beginning or ending in the United States (but not both beginning and ending in the United States), would generally be subject to a four percent tax without allowance for deductions. Assuming that there is no material change to the source of our income or the nature of our activities and other operations, we do not expect the effect on the Company of this tax for 2015 to be materially different than for 2013 or 2014, subject to any fluctuation as a result of changes in charter rates.

  U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

        A non-U.S. corporation generally will be treated as a "passive foreign investment company," or a "PFIC," for U.S. federal income tax purposes if, after applying certain look-through rules, either (i) at least 75% of its gross income for any taxable year consists of "passive income" or (ii) at least 50% of the average value or, in certain circumstances, adjusted bases of its assets (determined on a quarterly basis) produce or are held for the production of "passive income." We refer to assets which produce or are held for production of "passive income" as "passive assets."

        For purposes of these tests, "passive income" generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable U.S. Treasury Regulations. Passive income does not include income derived from the performance of services. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. In this regard, we intend to take the position that the gross income we derive or are deemed to derive from our time and spot chartering activities as services income, rather than rental income. Accordingly, we believe that (i) our income from time and spot chartering activities does not constitute passive income and (ii) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        While there is no direct legal authority under the PFIC rules addressing our method of operation, there is some legal authority supporting the characterization of income derived from time and spot charters as services income for other tax purposes. However, there is also legal authority, which characterizes time charter income as rental income rather than services income for other tax purposes.

        Based on our existing operations and our view that income from time and spot chartered vessels is services income rather than rental income, we intend to take the position that we are not now and have never been a PFIC with respect to any taxable year. Although there is legal authority to the contrary, as noted above, our counsel, Kramer Levin Naftalis & Frankel LLP, is of the opinion that, based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, and assuming that there is no material change to the composition of our assets, the source of our income or the nature of our activities and other operations, we should not be a PFIC in 2015 or any future taxable year.

        No assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover because there are uncertainties in the application of the PFIC rules and PFIC status is determined annually and is based on the composition of a company's income and assets (which are subject to change), we can provide no assurance that we will not become a PFIC in any future taxable year.

        If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain as a PFIC for subsequent taxable years), our U.S. shareholders would be subject to a disadvantageous U.S. federal income tax regime with respect to distributions received from us and gain, if any, derived from the sale or other disposition of our common shares. These adverse tax consequences to shareholders could negatively impact our ability to issue additional equity in order to raise the capital necessary for our business operations.

        For more information, see "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status."

  We could be negatively impacted by future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes.

        We may be subject to income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our U.S. state or local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed below under "Material U.S. Federal Income Tax Considerations." We may be required to pay non-U.S. taxes on dispositions of non-U.S. property, or operations involving non-U.S. property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

        Our tax position could be adversely impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change, possibly with retroactive effect. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law. For example, there have been legislative proposals that, if enacted, could change the circumstances under which we would be treated as U.S. persons for U.S. federal income tax purposes, which could materially and adversely affect our effective tax rate and cash tax position and require us to take action, at potentially significant expense, to seek to preserve our effective tax rate and cash tax position. We cannot predict the outcome of any specific legislative proposals.

  We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

        We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, securities litigation, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

        In November 2008, a jury in the Southern District of Texas found General Maritime Management (Portugal) L.D.A., one of our subsidiaries which we refer to as "GMM Portugal," and two vessel officers of one of our vessels guilty of violating the Act to Prevent Pollution from Ships and 18 USC 1001. The conviction resulted from charges based on alleged incidents occurring on board such vessel arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. Pursuant to the sentence imposed by the court in March 2009, we paid a $1 million fine in April 2009 and were subject to a probationary period of five years which concluded in March 2014.

Risk Factors Related To Our Financings

  We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future, and therefore make it more difficult for us to fulfill our obligations under our indebtedness.

        We have substantial debt. As of March 31, 2015, we had indebtedness outstanding of $794.7 million and shareholders' equity of $548.6 million. Our outstanding long-term indebtedness as of March 31, 2015 included $241.6 million principal amount of indebtedness under the $273M credit facility, $414.6 million principal amount of indebtedness under the $508M credit facility and $138.5 million of indebtedness in the form of our senior notes (which amount reflects accrual of payment-in-kind interest of $13.1 million and is net of unamortized original issue discount of $6.2 million). Our senior secured credit facilities mature in 2017 and our senior notes are due in 2020 (see repayment schedule under "Description of Indebtedness—Amortization"). In accordance with our growth strategy, we intend to pursue additional debt financing opportunistically to help fund the growth of our business, subject to market and other conditions. Based on our pro forma capitalization at March 31, 2015 after giving effect to assumptions made relating to this offering and the associated partial repayment of $            of our outstanding indebtedness, we will have indebtedness outstanding of $            and shareholders' equity of $            , including $            of principal amount under the $273M credit facility, $            of principal amount under the $508M credit facility and $            of principal amount of senior notes. Additionally, we intend to secure additional debt financing to fund a portion of the remaining installment payments on our VLCC newbuildings. Our substantial indebtedness and interest expense could have important consequences to us, including:

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  limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for working capital, capital expenditures and other general business activities, because we must dedicate a substantial portion of these funds to service our debt;

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  requiring us to seek to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us to the extent our future cash flows are insufficient;

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  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions and the execution of our growth strategy, and other expenses or investments planned by us;

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  limiting our flexibility and our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, our business and our industry;

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  limiting our ability to satisfy our obligations under our indebtedness (which could result in an event of default and acceleration if we fail to comply with the requirements of our indebtedness);

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  increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

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  placing us at a competitive disadvantage as compared to our competitors that are less leveraged;

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  limiting our ability, or increasing the costs, to refinance indebtedness; and

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  limiting our ability to enter into hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

        Our current credit facilities and the note purchase agreement governing the senior notes restrict our ability to use our cash. Among other restrictions, our current credit facilities restrict our ability to make capital expenditures other than maintenance capital expenditures, or vessel acquisitions or other capital expenditures not in the ordinary course of business using net cash proceeds from equity offerings. Additionally, our current credit facilities and the note purchase agreement governing the senior notes prohibit us from declaring or paying dividends to our shareholders.

        The limitations described above could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our obligations under our indebtedness.

  We may incur significantly more indebtedness, which could further increase the risks associated with our indebtedness and prevent us from fulfilling our obligations under our current credit facilities and the senior notes.

        Despite our current level of indebtedness, our current credit facilities and the note purchase agreement governing the senior notes permit us to incur significant additional indebtedness in the future, as well as to refinance existing indebtedness, subject to specified limitations. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they face would be increased, and we may not be able to meet all our debt obligations, in whole or in part.

  We may not be able to generate sufficient cash to service all of our indebtedness.

        We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry and our chartering strategy. In addition, we intend to incur a significant amount of additional debt to finance our newbuildings. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, financial, business, industry and other factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt. Many of these factors, such as charter rates, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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  refinancing or restructuring our debt;

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  selling tankers, newbuildings or other assets;

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  reducing or delaying investments and capital expenditures; or

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  seeking to raise additional capital.

        However, we cannot assure you that undertaking alternative financing plans, if necessary, would be successful in allowing us to meet our debt obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

        Our inability to generate sufficient cash flow to satisfy our debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

  Our current credit facilities and the note purchase agreement for the senior notes impose significant operating and financial restrictions that may limit our ability to operate our business.

        Our current credit facilities and the note purchase agreement for the senior notes impose significant operating and financial restrictions on us and our restricted subsidiaries. These restrictions will limit our ability and the ability of our restricted subsidiaries to, among other things, as applicable:

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  incur additional debt;

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  pay dividends or make other restricted payments, including certain investments;

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  create or permit certain liens;

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  sell tankers or other assets;

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  engage in certain transactions with affiliates; and

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  consolidate or merge with or into other companies, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

        These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

        In addition, the current credit facilities require us to comply with various collateral maintenance and financial covenants, including with respect to our minimum cash balance and an interest expense coverage ratio covenant. The current credit facilities and the note purchase agreement for the senior notes require us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels (solely in the case of our current credit facilities); restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; and other customary covenants.

        We cannot assure you that we will meet these ratios or satisfy these covenants. For example, the vessel valuations we received in May, August and November 2013 indicated that we did not comply with certain of our collateral maintenance covenants under the senior secured credit facilities. The senior secured credit facilities prohibit us from electing an interest period other than one month when we are not in compliance with our covenants. On August 27, 2013, we obtained a waiver of such restriction from the lenders to permit us to select a three month interest period commencing on August 30, 2013. On November 29, 2013, the lenders agreed to waive, as of December 13, 2013, existing events of default related to our failure to comply with certain of our collateral maintenance covenants, potential events of default for failure to comply with the minimum cash balance covenant arising from the funding of interest payments due on November 29, 2013 and any related defaults or events of default. Additionally, on December 21, 2012, the lenders agreed to an amendment of the senior secured credit facilities, which, among other things, amended our collateral maintenance covenants, such that defaults then existing under such covenants were eliminated.

        We cannot assure you that we will meet these ratios in the future or satisfy these covenants or that our lenders will waive any future failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under these instruments could result in a default under these instruments. See "Description of Indebtedness—Senior secured credit facilities" for further information. If a default occurs under any debt instrument, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which, in the case of the current credit facilities, constitutes all or substantially all of our assets, including our rights in the mortgaged vessels and their charters.

  Fluctuations in the market value of our fleet may adversely affect our liquidity and may result in breaches under our financing arrangements and sales of vessels at a loss.

        The market value of vessels fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of tankers in the world fleet, the price of constructing new tankers, or newbuildings, types and sizes of tankers, and the cost of other modes of transportation. The market value of our fleet may decline in the event of a downswing in the historically cyclical shipping industry or as a result of the aging of our fleet. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our debt instruments.

        Our current credit facilities require us to comply with collateral maintenance covenants under which the market value of our vessels must remain at or above a specified percentage of the total commitment amount under the applicable instrument. If we are unable to maintain this required collateral maintenance ratio, we may be prevented from borrowing additional money under the applicable instrument, or we may default under the applicable instrument. If a default occurs, the lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing the debt, which, in the case of our current credit facilities, constitutes substantially all of our assets.

  If we default on our obligations to pay any of our indebtedness or otherwise default under the agreements governing our indebtedness, lenders could accelerate such debt and we may be subject to restrictions on the payment of our other debt obligations or cause a cross-default or cross-acceleration.

        Any default under the agreements governing our indebtedness that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on other debt instruments and substantially decrease the market value of such debt instruments. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in any agreement governing our indebtedness, we would be in default under the terms of the agreements governing such indebtedness. In the event of such default:

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  the lenders or holders of such indebtedness could elect to terminate any commitments thereunder, declare all the funds borrowed thereunder to be due and payable and, if not promptly paid, in the case of our secured debt, institute foreclosure proceedings against our assets;

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  even if those lenders or holders do not declare a default, they may be able to cause all of our available cash to be used to repay the indebtedness owed to them; and

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  such default could cause a cross-default or cross-acceleration under our other indebtedness.

        As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

  An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

        Our debt under our current credit facilities bears interest at a variable rate. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt and because we do not currently hold any interest rate swaps.

        LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our credit facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

Risks Related To This Offering And Our Common Shares

  There is no guarantee that an active and liquid public market for our common shares will develop.

        Prior to this offering, there has not been a public market for our common shares since May 17, 2012. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The tanker industry has been highly unpredictable and volatile, and the market for common shares in this industry may be equally volatile. A liquid trading market for our common shares may not develop.

        In the absence of a liquid public trading market:

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  you may not be able to liquidate your investment in our common shares;

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  you may not be able to resell your shares at or above the initial public offering price;

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  the market price of our common shares may experience significant price volatility; and

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  there may be less efficiency in carrying out your purchase and sale orders.

  The price of our common shares after this offering may be volatile.

        The price of our common shares may fluctuate due to a variety of factors, including:

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  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

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  mergers and strategic alliances in the tanker industry;

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  market prices and conditions in the tanker and oil industries;

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  changes in government regulation;

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  potential or actual military conflicts or acts of terrorism;

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  natural disasters affecting the supply chain or demand for crude oil or petroleum products;

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  the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

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  announcements concerning us or our competitors; and

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  the general state of the securities market.

        As a result of these factors, investors in our common shares may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

  We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

        We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

        Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

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  our existing shareholders' proportionate ownership interest in us will decrease;

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  the relative voting strength of each previously outstanding common share may be diminished; and

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  the market price of our common shares may decline.

  Certain large shareholders own, and, following this offering, are expected to continue owning, a significant percentage of the voting power of our common shares, and as a result could be able to exert significant influence over us.

        Certain large shareholders and their affiliates own a significant percentage of the voting power of our issued and outstanding common shares. For example, Oaktree, BlueMountain, Avenue, Aurora, Monarch, BlackRock and Navig8 Limited and/or their respective investment entities or affiliates own approximately        %,         %,         %,        %,        %,        % and        %, respectively, of our outstanding common shares. Following the consummation of this offering, these shareholders are expected to own approximately       %,     %,     %,     %,     %,     %, and     %, respectively, or        %,         %,        %,        %,        %,        % and        %, respectively, if the underwriters' over-allotment option is exercised in full. As a result these shareholders may be able to exert significant influence over the actions of our Board, the election of directors and other matters that require shareholder approval. Five out of the seven members of our Board prior to the consummation of the offering have been designated by certain of these shareholders pursuant to the 2015 shareholders agreement, and, while the 2015 shareholders agreement will terminate upon consummation of this offering, each of the directors immediately prior to the consummation of this offering were offered the opportunity to continue to serve as a director following the consummation of this offering. The interests of these shareholders may be different from that of other shareholders, and their large aggregate percentage ownership may result in them being able to exert substantial influence over us and may have effects such as delaying or preventing a change in control of the Company that may be favored by other shareholders or preventing transactions in which shareholders might otherwise recover a premium for their shares over their market prices.

        In addition, our significant concentration of share ownership may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in companies with significant shareholders. Furthermore, certain large shareholders have certain registration rights described elsewhere in this prospectus (see "Related Party Transactions" and "Shares Eligible for Future Sale—Registration Rights") and the registration and sale to the public of a large number of common shares may have the immediate effect of reducing the trading price of our common shares. We have other significant shareholders that could exert influence over us. See "Principal Shareholders" for more information regarding our share ownership.

  Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares.

        Additional sales of a substantial number of our common shares in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the price of our common shares and could materially impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have             shares of common stock issued and outstanding, assuming that the underwriters do not exercise any portion of their over-allotment option in this offering. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the "Securities Act," except for any shares that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of our common stock to our general unsecured creditors pursuant to the Chapter 11 plan was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, after giving effect to this offering,                common shares, or      % of our outstanding common shares, which amount includes 200,011 shares set aside for issuance to general unsecured creditors pursuant to the chapter 11 plan and an estimated                shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

        The remaining 64,790,499 outstanding shares, or      % of our outstanding shares after giving effect to this offering, will consist of:

  •
  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares;"

  •
  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares;"

  •
  23,272,623 restricted securities, which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to the 2015 merger;

  •
  31,717,316 restricted securities which we refer to as the "2015 merger shares," including an estimated 31,233,345 shares issued or estimated to be issued to Navig8 Crude's former shareholders as merger consideration and 483,971 shares issued to commitment parties under the 2015 equity purchase agreement as a commitment premium described below under "Related Party Transactions—2015 Merger Related Transactions—2015 Equity Purchase Agreement".

        The issuance of the Oaktree investment shares, the private placement shares and the 2015 merger shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and these shares are restricted securities. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares, the private placement shares and the 2015 merger shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. See "Shares Eligible for Future Sale" for more information regarding the restrictions on selling our common shares after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

        Pursuant to the 2015 registration agreement described elsewhere in this prospectus (see "Related Party Transactions" and "Shares Eligible for Future Sale—Registration Rights"), certain shareholders have certain demand and piggyback rights that may require us to file registration statements registering their common shares or to include sales of such common shares in registration statements that we may file for ourselves or other shareholders. Any common shares sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of common shares are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations, except that the selling shareholders will be responsible for their pro rata shares of underwriters' commissions and discounts.

        We and each of our executive officers and directors and certain shareholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into or exchangeable for our common shares, subject to specified exceptions. Additionally, pursuant to our Third Amended and Restated Articles of Incorporation, all shareholders prior to this offering are bound by similar restrictions for a period of 180 days after the date of this prospectus. Citigroup Global Markets Inc. and UBS Securities LLC may, in their discretion, at any time without prior notice, release all or any portion of the common shares from the restrictions in any such agreement. See "Underwriting" for more information. All of our common shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under United States securities laws. Because all or substantially all of the 200,011 shares allocated to our general unsecured creditors pursuant to our Chapter 11 plan are registered in the name of Cede & Co. as nominee for The Depository Trust Company, and due to the administrative burden of imposing transfer restrictions on these shares, we have requested and the underwriters have agreed to exclude any of these 200,011 shares which are held by Cede & Co. from the transfer restrictions in our articles of incorporation described above.

  We will incur increased costs and obligations as a result of being a public company and our management will be required to devote substantial time to complying with public company regulations.

        As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an "emerging growth company" as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended, or the "Sarbanes-Oxley Act," the JOBS Act, and the rules and regulations of the U.S. Securities and Exchange Commission, or the "SEC," and the New York Stock Exchange, or the "NYSE," have created uncertainty for public companies and increased our costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

        Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may remain an "emerging growth company" for up to five fiscal years or until such earlier time that we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

  As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common shares less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, in the registration statement, of which this prospectus forms a part, we are permitted to provide only two years of audited financial statements (in addition to any required unaudited interim financial statements) with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure and selected/historical financial data.

        We have elected in this prospectus to take advantage of the scaled disclosure related to financial statement presentation, including with respect to disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure and selected/historical financial data. We have also elected in this prospectus to take advantage of scaled disclosure related to executive compensation. We may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. It is possible that some investors could find our common stock less attractive because we have and may continue to take advantage of these reduced requirements. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

  Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an "emerging growth company."

        Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of this offering, and generally requires a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to five fiscal years.

  If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

        Prior to this offering, we were not required to adopt or maintain all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company because we were a privately held company. We expect that the implementation of all required accounting practices and policies will increase our operating costs and could require time and resources from our management and employees. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our common shares on the NYSE.

  Our internal control over financial reporting is not currently required to meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, but failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act in the future could have a material adverse effect on our business and share price.

        As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ending December 31, 2016, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an "emerging growth company," our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any remediation of control deficiencies and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

  You will experience immediate and substantial dilution of $            per common share.

        The assumed initial public offering price of $            per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, exceeds the pro forma net tangible book value per common share (after giving effect to the 2015 merger and related transactions, the Management Incentive Plan, this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each of these transactions occurred on March 31, 2015) immediately after this offering. Based on an assumed initial public offering price of $            per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $            per share upon the consummation of this offering.

        See "Dilution" for more information regarding the dilution that you will experience upon the completion of this offering.

  You may experience substantial dilution if any claims are made by General Maritime's or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement.

        In connection with the 2015 merger agreement, until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders, in each case immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. If we are required to issue shares pursuant to these obligations, you may experience substantial dilution.

  Our shareholders may be subject to additional dilution as a result of additional offerings.

        We may issue additional shares in the future. To the extent that an existing shareholder does not purchase additional shares that we may issue in any such future transaction, that shareholder's interest in our company will be diluted, which means that its percentage of ownership in our company will be reduced. Following such a reduction, that shareholder's common stock would represent a smaller percentage of the vote in our Board of Directors' elections and other shareholder decisions.

  Certain provisions of our amended and restated articles of incorporation, which we refer to as our articles of incorporation, our bylaws and certain agreements to which we are party may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

        Certain provisions of our articles of incorporation and bylaws may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in our best interests or in the best interests of our shareholders. The provisions in our articles of incorporation and bylaws include, among other things, those that:

  •
  provide for a classified board of directors with three-year staggered terms;

  •
  authorize our board of directors to issue preferred shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

  •
  establish advance notice procedures for nominating directors or presenting matters at shareholder meetings;

  •
  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote for those directors;

  •
  allow only our board of directors to fill vacancies on our board of directors;

  •
  prohibit us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

  •
  prohibit cumulative voting in the election of directors;

  •
  prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limit the persons who may call special meetings of shareholders; and

  •
  require a super-majority to amend certain provisions of our bylaws and our articles of incorporation.

        While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

        These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. See "Description of Our Capital Stock" for more information.

  We have no present intention to pay dividends and are currently restricted from paying dividends on our common shares.

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends. We do not anticipate declaring or paying cash dividends to holders of our common shares in the near term. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to make cash dividends. Any future dividend policy is within the discretion of our board of directors. However, any future payment of dividends may continue to be restricted by the covenants contained in our debt instruments. Any determination to pay or not pay cash dividends will also depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), when a company is insolvent or if the payment of the dividend would render the company insolvent.

  We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act. The provisions of the Republic of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Republic of the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the Republic of the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

  It may be difficult to enforce a U.S. judgment against us, our officers and our directors because we are a foreign corporation.

        We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Republic of Liberia and the Republic of the Marshall Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

  Certain provisions in our financing agreements could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

        Our current credit facilities and the note purchase agreement governing the senior notes impose restrictions on changes of control of our company and our ship-owning subsidiaries. Under our current credit facilities and the note purchase agreement governing our senior notes, a change of control would be an event of default, such that lender consent or repayment in full of the obligations thereunder would be required. The note purchase agreement governing the senior notes would either require that we obtain the noteholders' consent prior to any change of control or that we make an offer to redeem the notes before a change of control can take place.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus contains forward-looking statements. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this prospectus are the following: (i) loss or reduction in business from our significant customers; (ii) the failure of our significant customers, pool managers or technical managers to perform their obligations owed to us; (iii) the loss or material downtime of significant vendors and service providers; (iv) our failure, or the failure of the commercial managers of any pools in which our vessels participate, to successfully implement a profitable chartering strategy; (v) changes in demand; (vi) a material decline or prolonged weakness in rates in the tanker market; (vii) changes in production of or demand for oil and petroleum products, generally or in particular regions; (viii) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (ix) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the IMO and the European Union or by individual countries; (x) actions taken by regulatory authorities; (xi) actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which we or any of our vessels may be subject; (xii) changes in trading patterns significantly impacting overall tanker tonnage requirements; (xiii) changes in the typical seasonal variations in tanker charter rates; (xiv) changes in the cost of other modes of oil transportation; (xv) changes in oil transportation technology; (xvi) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; (xvii) changes in general political conditions; (xviii) changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs); (xix) changes in the itineraries of our vessels; (xx) adverse changes in foreign currency exchange rates affecting our expenses; (xxi) the fulfillment of the closing conditions under, or the execution of customary additional documentation for, the Company's agreements to acquire vessels and contemplated financing arrangements; (xxii) financial market conditions; (xxiii) sourcing, completion and funding of financing on acceptable terms; (xxiv) our ability to comply with the covenants and conditions under our debt obligations; (xxv) other factors discussed under the "Risk Factors" section of this prospectus; and (xxvi) the impact of electing to take advantage of certain exemptions applicable to emerging growth companies.

        You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

        Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $         million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $         million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $        per share, which represents the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        We intend to use $        of the net proceeds from this offering to redeem approximately $        in principal amount of our senior notes (including payment of accrued interest and the applicable premium thereon), or 35% of the outstanding senior notes, and to use $        of the net proceeds from this offering to repay a portion of the amounts owed under our senior secured credit facilities. Based on an assumed offering price of $            per share, which represents the midpoint of the price range set forth on the cover of this prospectus, the net proceeds from approximately            shares sold in this offering will be used to repay our debt obligations. Following the redemption of a portion of the senior notes and the repayment of a portion of our senior secured credit facilities there will be $        in principal amount of senior notes and $        in aggregate principal amount under our senior secured credit facilities outstanding. See "Description of Indebtedness—Senior secured credit facilities" and "Description of Indebtedness—Senior Notes" for more information regarding our senior secured credit facilities and the senior notes, including the interest rates and maturity thereof and the redemption premiums applicable to the senior notes.

        Additionally, we intend to use $        of the net proceeds from this offering to fund $        of the approximately $1,446.0 million remaining installment payments, as of May 11, 2015, due under the shipbuilding contracts for our 21 VLCC newbuildings described below under "Business—2014 acquired VLCC newbuildings" and "Business—2015 acquired VLCC newbuildings." We plan to fund the remaining unpaid installment payments from cash flow from operations and through the incurrence of additional senior secured debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings" See "Risk Factors—Risk Factors Related to our Financings—We cannot assure you that we will enter into any new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder" for risks related to this potential new additional senior secured debt.

        Our management will have the discretion to apply some or all of the proceeds of this offering for purposes of vessel acquisition or for general corporate purposes.

 OUR DIVIDEND POLICY

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends.

        We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to pay cash dividends, taking into account any restrictions under our indebtedness. Our future dividend policy is subject to the discretion of our board of directors. However, any future payment of dividends may be subject to restrictions under our debt instruments. Any determination to pay or not pay cash dividends will also depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), when a company is insolvent or if the payment of the dividend would render the company insolvent.

 CAPITALIZATION

        The following table sets forth our cash and capitalization at March 31, 2015, as follows:

  •
  on a historical basis;

  •
  on an adjusted basis, giving effect to the conversion of our Class A and Class B shares into one share of common stock on a one-to-one basis (which occurred contemporaneously with consummation of the 2015 merger), the 2015 merger and related transactions, and the issuance of            common shares under the Management Incentive Plan; and

  •
  on a further adjusted basis, assuming the issuance of        common shares in this offering at an assumed offering price of $        per share, which represents the midpoint of the expected range set forth on the cover of this prospectus and the application of the net proceeds therefrom as described under "Use of Proceeds."

        This table is derived from, and should be read in conjunction with, the financial statements, the related notes and other financial information included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of March 31, 2015

	Actual	As Adjusted(1)	As further Adjusted(2)
	(dollars in millions, except per share data)
Cash and cash equivalents	$163.7	$	$

Debt:
$273M credit facility	$414.6	$
$508M credit facility	241.6
Senior notes	138.5

Total Long-term debt (including current portion)	794.7
Shareholders' equity:
Class A Common Stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at March 31, 2015	0.1
Class B Common Stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 shares at March 31, 2015	0.2
Common Stock(3)	—
Accumulated other comprehensive income	0.6
Accumulated deficit	(262.0)
Paid-in capital	809.7

Total shareholders' equity	548.6

Total capitalization	$1,343.3	$	$

(1)
Reflects adjustments, giving effect to the conversion of our Class A and Class B shares into one class of common stock on a one-to-one basis upon the filing of our Third Amended and Restated Articles of Incorporation (which occurred contemporaneously with consummation of the 2015 merger on May 7, 2015), the 2015 merger and related transactions (including the issuance of 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and cash and cash equivalents of $41.4 million acquired in connection with the 2015 merger) and the issuance of         common shares under the Management Incentive Plan. Excludes fees or expenses in relation to professional services.

(2)
Reflects adjustments, giving effect to the issuance of        common shares in this offering at an assumed offering price of $        per share, which represents the midpoint of the expected range set forth on the cover page of this prospectus and the application of the net proceeds therefrom as described under "Use of Proceeds." A $        increase in the assumed public offering price per share would increase our total capitalization by approximately $         million, assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus. A $            decrease in the assumed public offering price would decrease our total capitalization by approximately $         million, assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus.

(3)
Refers to our common shares following the conversion of our Class A shares and Class B shares into one class of common stock on a one-to-one basis upon the filing of our Third Amended and Restated Articles of Incorporation. Following consummation of this offering there will be 225,000,000 shares of common stock, par value $0.01 per share, authorized and      shares issued and outstanding.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after this offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities.

        As of March 31, 2015, historical net tangible book value was $      , or $            .

        Without taking into effect any other changes in net tangible book value after March 31, 2015, and after giving effect to the conversion of our Class A and Class B shares into one class of common stock (which occurred contemporaneously with consummation of the 2015 merger), the 2015 merger and related transactions (including the issuance of an estimated 31,233,345 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and cash and cash equivalents of $41.4 million acquired in connection with the 2015 merger, but excluding fees or expenses in relation to professional services) and the issuance of            common shares under the Management Incentive Plan, our pro forma net tangible book value as of March 31, 2015 would have been $             million, or $            per common share.

        Without taking into effect any other changes in net tangible book value after March 31, 2015, and after giving effect to the aforementioned adjustments and the sale of             common shares in this offering, the application of the net proceeds therefrom as described under "Use of Proceeds", and after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of March 31, 2015 would have been $         million, or $        per common share. This represents an immediate increase in net tangible book value of $        per share to the existing shareholders and an immediate dilution in net tangible book value of $        per share to new investors.

        The following table illustrates the pro forma per share dilution and appreciation at March 31, 2015:

Assumed Initial public offering price per share(1)	$
Historical net tangible book value per share as of March 31, 2015(2)
Pro forma net tangible book value per share as of March 31, 2015, after giving effect to 2015 merger and related transactions and MIP(3)
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Less: Pro forma net tangible book value per share as of March 31, 2015 immediately after this offering(4)

Immediate dilution per share to purchasers in this offering(5)	$

(1)
Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2)
Determined by dividing the            common shares expected to be outstanding immediately prior to this offering into the historical net tangible book value as of March 31, 2015 (without giving effect to this offering) of $            .

(3)
Determined by dividing the            common shares expected to be outstanding immediately prior to this offering into the pro forma net tangible book value as of March 31, 2015 (without giving effect to this offering, but giving effect to the conversion of our Class A and Class B shares into one class of common stock on a one-to-one basis (which occurred contemporaneously with consummation of the 2015 merger), the 2015 merger and related transactions (including the issuance of an estimated 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and cash and cash equivalents of $41.4 million acquired in connection with the 2015 merger, but excluding fees or expenses in relation to professional services) and the issuance of            common shares under the Management Incentive Plan) of $            .

(4)
Determined by dividing            common shares expected to be outstanding after this offering into our pro forma net tangible book value (as further adjusted to give effect to the application of the expected net proceeds from this offering) of $         million.

(5)
If the initial public offering price were to increase or decrease by $1.00 per unit common unit, then dilution per share to purchasers in this offering would equal $        and $        , respectively. Assumes the underwriters' over-allotment option is not exercised. If the underwriters exercise in full their option to purchase additional common units, the immediate dilution per share to purchasers in this offering would be $            .

        The following table summarizes, on a pro forma basis as at March 31, 2015, the differences between the number of common shares acquired from us, the total consideration and the average price paid per share paid by the existing shareholders (giving effect to the conversion of our Class A and Class B shares into one class of common stock (which occurred contemporaneously with consummation of the 2015 merger), the 2015 merger and related transactions (including the issuance of an estimated 31,233,345 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and cash and cash equivalents of $41.4 million acquired in connection with the 2015 merger, but excluding fees or expenses in relation to professional services), the issuance of            common shares under the Management Incentive Plan and the sale of common shares in this offering) and by investors participating in this offering, based upon an assumed initial public offering price of $        per share.

	Pro Forma Shares Outstanding		Total Consideration
Average Price Per Share
(dollars in thousands except per share data)	Number	Percent	Amount	Percent
Existing shareholders			$		$
New investors			$		$
Total			$		$

        The number of common shares to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2015 as adjusted to give effect to the issuance of shares to purchasers in this offering and excludes the following:

  •
  309,296 common shares issuable upon exercise of outstanding May 2012 warrants at a weighted-average exercise price of $42.50 per share;

  •
  1,431,520 common shares issuable upon exercise of outstanding 2015 warrants following consummation of this offering at a weighted-average exercise price of $10.00 per each 0.8947 shares (subject to vesting requirements described below under "Related Party Transactions—2015 Merger Related Transactions—2015 Warrant Agreement");

  •
  13,420 common shares issuable upon exercise of the 2015 option at a weighted average exercise price of $15.088 per share;

  •
  343,662 common shares issuable upon exercise of outstanding stock options under the 2012 Equity Incentive Plan (of which options for 137,463 shares have vested) having a weighted-average exercise price of $38.26 per share;

  •
  801,879 additional common shares reserved for issuance under the 2012 Equity Incentive Plan; and

  •
                  common shares reserved for issuance (but not issued) under the Management Incentive Plan.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities. New investors may experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or if we issue additional shares of common stock, other equity securities or convertible debt securities in the future. See "Risk Factors—You will experience immediate and substantial dilution of $        per common share" and "Risk Factors—Our shareholders may be subject to additional dilution as a result of additional offerings."

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following selected historical financial and other data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected historical financial and other data in the below tables as of December 31, 2014 and 2013 and the selected historical financial and other data for the years ended December 31, 2014 and 2013 are derived from our audited consolidated financial statements for the years ended December 31, 2014 and 2013 included herein. The selected historical financial and other data in the below tables as of March 31, 2015 and the selected historical financial and other data for the three months ended March 31, 2015 and 2014 are derived from our consolidated financial statements for the three months ended March 31, 2015 and 2014 included herein. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Income Statement Data:
Voyage revenues	$392,409	$356,669	$121,402	$123,282
Voyage expenses	239,906	259,982	45,894	68,884
Direct vessel expenses	84,209	90,297	20,897	21,847
General and administrative expenses	22,418	21,814	4,624	5,478
Depreciation and amortization	46,118	45,903	10,999	11,169
Goodwill write-off for sales of vessels	1,249	1,068	—	—
Loss on goodwill impairment	2,099	—	—	—
Loss on disposal of vessels and vessel equipment	8,729	2,452	131	1,112
Loss on impairment of vessels	—	2,048	—	—
Closing of Portugal office	5,123	—	192	—

Total operating expenses	409,851	423,564	82,737	108,490

Operating income (loss)	(17,442)	(66,895)	36,665	14,792
Net interest expense	(29,849)	(34,643)	(7,427)	(7,266)
Net other income (expense)	207	(30)	(319)	(65)

Total other expenses	(29,642)	(34,178)	(7,746)	(7,331)

Net income (loss)	$(47,084)	$(101,073)	$30,919	$7,461

Income (loss) per Class A and Class B common share:
Basic(1)	$(1.54)	$(8.64)	$0.93	$0.32
Diluted(1)	$(1.54)	$(8.64)	$0.93	$0.32
Weighted-average shares outstanding—basic:
Class A	11,270,196	11,237,987	11,270,196	11,270,196
Class B	19,222,626	588,957	22,002,998	12,178,080
Weighted-average shares outstanding—diluted:
Class A(2)	30,492,822	11,826,944	33,273,194	23,448,276
Class B	19,222,626	588,957	22,002,998	12,178,080

(1)
The common shares during the year ended December 31, 2013 were reclassified as Class A shares on December 12, 2013 which is reflected retrospectively herein. See "Related Party Transactions—December 2013 Class B Financing" for more details. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the factors affecting comparability across the periods. On May 7, 2015, in connection with the consummation of the 2015 merger, all shares of Class A Common Stock and Class B Common Stock, were converted to a single class of common stock on a 1:1 basis upon the filing of our Third Amended and Restated Articles of Incorporation.

(2)
On May 7, 2015, in connection with the filing of our Third Amended and Restated Articles of Incorporation, all of our Class A shares and Class B shares were converted on a one-to-one basis to a single class of common stock.

  At the closing of the 2015 merger on May 7, 2015, we issued 31,233,345 shares of our common stock into a trust account for the benefit of Navig8 Crude's former shareholder. Since we may be required to adjust the proportion of cash and stock as merger consideration depending on whether Navig8 Crude's former shareholders are permitted to receive shares as consideration for the 2015 merger, the number of our shares outstanding is subject to change.

  In connection with the closing of the 2015 merger, we issued 483,971 shares of our common stock as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement, we assumed an outstanding Navig8 Crude warrant and option to purchase an aggregate of 1,444,940 shares of our common stock, and we acquired cash and cash equivalents of $41.4 million and vessels under construction of $364.2 million as of March 31, 2015. For information regarding 2015 merger, see "Business—2015 merger."

(3)
Weighted-average shares outstanding—diluted—Class A gives effect to the conversion of the outstanding Class B Shares into Class A Shares on a one-to-one basis. Accordingly, Class A amounts represent the total number of our outstanding common shares on a fully-diluted basis.

(dollars in thousands)	March 31, 2015	December 31, 2014	December 31, 2013
Balance Sheet Data, at end of year / period:
Cash and cash equivalents	$163,674	$147,303	$97,707
Total current assets	248,188	230,662	200,688
Vessels, net of accumulated depreciation	805,169	814,528	873,435
Total assets	1,393,783	1,360,925	1,122,934
Current liabilities (including current portion of long-term debt)	62,369	52,770	79,508
Total long-term debt	782,654	790,835	677,632
Total liabilities	845,210	843,776	757,244
Shareholders' equity	548,573	517,149	365,690

	Year Ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Cash Flow Data:
Net cash (used in) provided by operating activities	$(11,797)	$(40,472)	$39,291	$2,978
Net cash (used in) provided by investing activities	(238,019)	4,302	(22,853)	(156,816)
Net cash provided by (used in) financing activities	299,417	104,901	(449)	159,377

	Year ended		Three Months Ended
(dollars in thousands except fleet data and daily results)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Fleet Data:
Total number of vessels at end of year(1)	25	27	25	26
Average number of vessels(1)	25.7	27.8	25.0	26.5
Total operating days for fleet(2)	8,801	9,778	2,153	2,256
Total time charter days for fleet	550	1,269	201	90
Total spot market days for fleet	8,251	8,509	1,952	2,166
Total calendar days for fleet(3)	9,379	10,145	2,250	2,383
Fleet utilization(4)	93.8%	96.4%	95.7%	94.7%
Average Daily Results:
Time charter equivalent(5)	$17,328	$9,889	$35,069	$24,114
VLCC	17,255	10,244	42,623	24,162
Suezmax	17,161	10,828	35,871	23,695
Aframax	19,634	9,569	27,857	29,579
Panamax	17,235	5,504	27,568	18,041
Handymax	10,231	6,879	19,461	11,943
Direct vessel operating expenses(6)	8,978	8,901	9,287	9,168
General and administrative expenses(7)	2,390	2,150	2,055	2,299
Total vessel operating expenses(8)	11,368	11,051	11,343	11,467
Other Data:
EBITDA(9)	$28,883	$(20,527)	$49,345	$25,896
Adjusted EBITDA(9)	$46,083	$(14,959)	$49,668	$27,008

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period. Total number of vessels and Average number of vessels exclude our 21 VLCC newbuildings.

(2)
Total operating days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyages, and is determined by dividing total operating days for fleet by total calendar days for fleet for the relevant period.

(5)
Time Charter Equivalent, or "TCE," is a measure of the average daily revenue performance of a vessel. We calculate TCE by dividing net voyage revenue by total operating days for fleet. Net voyage revenues are voyage revenues minus voyage expenses. We evaluate our performance using net voyage revenues. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

(6)
Direct vessel operating expenses, which is also referred to as "direct vessel expenses" or "DVOE," include crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs incurred during the relevant period. Daily DVOE is calculated by dividing DVOE by the total calendar days for fleet for the relevant period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by total calendar days for fleet for the relevant time period.

(8)
Total Vessel Operating Expenses, or "TVOE," is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, and daily general and administrative expenses.

(9)
EBITDA represents net income (loss) plus net interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash items and one-time items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are included in this prospectus because they are used by management and certain investors as measures of operating performance. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. Our management uses EBITDA and Adjusted EBITDA as performance measures and they are also presented for review at our board meetings. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as alternatives to net income, operating income, cash flow from operating activity or any other indicator of a company's operating performance or liquidity required by GAAP. The definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies. These definitions are also not the same as the definition of EBITDA and Adjusted EBITDA used in the financial covenants in our debt instruments. Set forth below is the EBITDA and Adjusted EBITDA reconciliation.

	Year ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Net income (loss)	$(47,084)	$(101,073)	$30,919	$7,461
Net interest expense	29,849	34,643	7,427	7,266
Depreciation and amortization	46,118	45,903	10,999	11,169

EBITDA	28,883	(20,527)	49,345	25,896
Adjustments
Loss on disposal of vessels and vessel equipment	8,729	2,452	131	1,112
Goodwill impairment	2,099	—	—	—
Goodwill write-off for sales of vessels	1,249	1,068	—	—
Vessel impairment	—	2,048	—	—
Closing of Portugal office	5,123	—	192	—

Adjusted EBITDA	$46,083	$(14,959)	$49,668	$27,008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our financial condition as of December 31, 2014 and 2013, and our results of operations for the years ended December 31, 2014 and 2013 and the three months ended March 31, 2015 and 2014. You should read this section together with the consolidated financial statements included elsewhere in this prospectus, including the notes to those financial statements, for the periods mentioned above. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements due to a number of factors, including those we describe under "Risk Factors" and elsewhere in this prospectus.

General

        We are Gener8 Maritime Inc., a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, one of the largest independent vessel pool managers. We own a fleet of 46 tankers, including 25 vessels on the water, consisting of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm DWT as of March 31, 2015, and 21 "eco" VLCC newbuildings equipped with advanced, fuel-saving technology, that are being constructed at highly reputable shipyards, with expected deliveries from August 2015 through February 2017. These newbuildings are expected to more than double our fleet capacity to 10.8mm DWT, based on the contractually-guaranteed minimum DWT of newbuild vessels. After the delivery of these vessels, we believe that our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned VLCC fleets worldwide based on current estimated fleet sizes. In addition to being one of the largest owners by deadweight tonnage of VLCC and Suezmax vessels, we believe we will uniquely benefit from our strategic commercial management relationship with the Navig8 Group, the largest fully-integrated commercial management platform in our industry, including through the deployment of our spot VLCC and Suezmax vessels in Navig8 Group's VL8 and Suez8 pools, respectively.

        Non-U.S. operations accounted for a majority of our revenues and results of operations. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues, earnings or assets from the transportation of international seaborne crude oil and petroleum products by geographical area. Each of our vessels serves the same type of customer, has similar operations and maintenance requirements, operates in the same regulatory environment, and is subject to similar economic characteristics. Based on this, we have determined that we operate in one reportable segment, the transportation of crude oil and petroleum products with our fleet of vessels.

Spot and Time Charter Deployment

        We seek to employ our vessels in a manner that maximizes fleet utilization and earnings upside through our chartering strategy in line with our goal of maximizing shareholder value and returning capital to shareholders when appropriate, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. As of March 31, 2015, 22 of our 25 vessels (in addition to a single vessel which we have the right to operate under a time charter anticipated to expire in February 2016) are employed in the spot market (either directly or through spot market focused pools), given our expectation of near- to medium-term increases in charter rates.

        A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port and fuel costs. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates and lower utilization. Pools generally consist of a number of vessels which may be owned by a number of different ship owners which operate as a single marketing entity in an effort to produce freight efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers while technical management is typically the responsibility of each ship owner. Under pool arrangements, vessels typically enter the pool under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer (i.e. the pool) and operating costs, including crews, maintenance and insurance are typically paid by the owner of the vessel. Pools, in return, typically negotiate charters with customers primarily in the spot market. As of May 11, 2015, all of the vessels currently deployed in the Unique Tankers pool are owned by our subsidiaries and are deployed on spot market voyages. See Note 11 to the financial statements for the three months ended March 31, 2015 and 2014 and Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus for information regarding the Unique Tankers pool. Since the members of a pool typically share in the revenue generated by the entire group of vessels in the pool, and since pools operate primarily in the spot market, the revenue earned by vessels placed in spot market related pools is subject to the fluctuations of the spot market and the ability of the pool manager to effectively charter its fleet. We believe that vessel pools can provide cost-effective commercial management activities for a group of similar class vessels and potentially result in lower waiting times. See "Business—Our Business Strategy" for more information on what we believe to be certain advantages of pools. We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group commercial crude tanker pools. On May 7, 2015, we delivered to Unipec a notice of termination under certain of our pool related agreements between Unipec and Unique Tankers. See "Business—Employment of Our Fleet—VL8, Suez8 and V8 Pools" for more information on our arrangements with the VL8, Suez8 and V8 pools.

        We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. We may also consider deploying our vessels on time charter for customers to use as floating storage. We believe that historically, during certain periods of higher charter rates, we benefited from greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our vessels in the spot market. We may utilize a similar strategy to the extent that charter rates rise.

Net Voyage Revenues as Performance Measure

        We evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port and fuel costs that are unique to a particular voyage. Consequently, spot charter rates are generally higher than time charter rates to allow spot charter vessel owners the ability to recoup voyage expenses. Voyage expenses typically are paid by the charterer when a vessel is under a time charter and by the vessel owner when a vessel is under a spot charter. We believe that utilizing net voyage revenues neutralizes the variability created by unique costs associated with particular voyages or the manner in which vessels are deployed and presents a more accurate representation of the revenues generated by our vessels on a comparable basis whether on spot or time charters.

        Our voyage revenues are recognized ratably over the duration of the spot market voyages and the lives of the time charters, while direct vessel operating expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. As of March 31, 2015 and December 31, 2014, fifteen and seventeen, of our vessels, respectively, were chartered into the Unique Tankers pool. We are currently the sole vessel owner in the Unique Tankers pool, and all the vessels in the Unique Tankers pool have been chartered on the spot voyage market. We generally recognize revenue from these pool arrangements based on our portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after pool manager fees. However, since all vessels in the Unique Tankers pool are currently owned by us and since Unique Tankers LLC is one of our wholly-owned subsidiaries, we currently recognize revenues from the Unique Tankers pool based upon the percentage of voyage completion. See Note 11 to the financial statements for the three months ended March 31, 2015 and 2014 and Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus for more information on the Unique Tankers pool.

        We calculate time charter equivalent, or "TCE," rates by dividing net voyage revenue by total operating days for fleet for the relevant time period. Total operating days for fleet are the total number of days our vessels are in our possession for the relevant period net of off hire days associated with major repairs, drydocking or special or intermediate surveys. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily DVOE and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that the vessels are in our possession for the period including offhire days associated with major repairs, drydockings or special or intermediate surveys.

        The following table shows the calculation of net voyage revenues for the years ended December 31, 2014 and 2013, and for the three months ended March 31, 2015 and 2014.

	Year ended		Three Months Ended
(dollars in thousands)	December 31, 2014	December 31, 2013	March 31, 2015	March 31, 2014
Voyage revenues	$392,409	$356,669	$121,402	$123,282
Voyage expenses	239,906	259,982	45,894	68,884

Net voyage revenues	$152,503	$96,687	$75,508	$54,398

Results of Operations

  Three Months Ended March 31, 2015 Compared to the Three Months Ended March 31, 2014

        Voyage revenues.    Voyage revenues decreased by $1.9 million, or 1.5%, to $121.4 million for the three months ended March 31, 2015 compared to $123.3 million for the prior year period. The decrease was primarily attributable to the decrease in spot market revenues by $6.2 million, or 5.0%, to $115.3 million for the three months ended March 31, 2015 compared to $121.5 million for the prior year period, which was primarily a result of a decrease in spot market days during the period. Our spot market days decreased by 214 days, or 9.9%, to 1,952 days for the three months ended March 31, 2015 compared to 2,166 days for the prior year period. The decrease in spot market days was primarily due to the decrease in our fleet size by 1.5 vessels, or 5.6%, to 25.0 vessels (4.0 Aframax, 11.0 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the three months ended March 31, 2015 compared to 26.5 vessels (4.5 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the prior year period as a result of the sale of one Aframax vessel and one Suezmax vessel in February 2014 and July

2014, respectively. The decrease in our fleet size was partially offset by an increase in our fleet utilization by 1.1% to 95.7% for the three months ended March 31, 2015 compared to 94.7% for the prior year period. The decrease in spot market days was also due to more vessels being under time charter voyages rather than spot market voyages during the three months ended March 31, 2015 compared to the prior year period, which was partially offset by the increase in spot charter rates during the three months ended March 31, 2015 compared to the prior year period.

        The decrease in spot market revenues was partially offset by an increase in time charter voyage revenues of $4.3 million, or 239.2%, to $6.1 million for the three months ended March 31, 2015 compared to $1.8 million for the prior year period. The increase in time charter voyage revenues was due to an increase in time charter days and an increase in time charter rates during the period. Time charter days increased by 111 days, or 123.8%, to 201 days for the three months ended March 31, 2015 compared to 90 days for the prior year period, as we put more vessels into the time charter market. Our time charter TCE rate also increased by $10,350, or 54.6%, to $29,316 for the three months ended March 31, 2015 compared to $18,966 for the prior year period, due to our vessels being on higher rate time charters for the three months ended March 31, 2015 compared to the prior year period.

        Voyage expenses.    Voyage expenses decreased by $23.0 million, or 33.4%, to $45.9 million for the three months ended March 31, 2015 compared to $68.9 million for the prior year period. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. The decrease in the voyage expenses was primarily due to the decrease in our fuel costs during the three months ended March 31, 2015 as compared to the prior year period. Fuel costs, which represent the largest component of voyage expenses, decreased by $25.9 million, or 46.5%, to $29.8 million for the three months ended March 31, 2015 compared to $55.7 million for the prior year period. This decrease in fuel costs was primarily attributable to a decrease in the fuel costs per spot market day of $10,451, or 40.6%, to $15,280 for the three months ended March 31, 2015 compared to $25,731 for the prior year period. This decrease in the fuel costs per spot market day was primarily due to the decrease in oil prices during the three months ended March 31, 2015 compared to the prior year period. Also contributing to the decrease in fuel costs was the decrease in spot market days during the three months ended March 31, 2015 as compared to the prior year period discussed above. Port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, increased by $4.1 million, or 51.1%, to $12.2 million for the three months ended March 31, 2015 compared to $8.1 million for the prior year period. The increase in port costs was primarily due to an increase in port costs per spot market day by $2,526, or 67.6%, to $6,260 for the three months ended March 31, 2015 compared to $3,734 for the prior year period. The increase in port costs per spot market day was primarily the result of the differences in the ports visited during the three months ended March 31, 2015 as compared to the prior year period. Partially offsetting the increase in port costs per spot market day was the decrease in spot market days during the three months ended March 31, 2015 as compared to the prior year period.

        Net voyage revenues.    Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $21.1 million, or 38.8%, to $75.5 million for the three months ended March 31, 2015 compared to $54.4 million for the prior year period. The increase in net voyage revenues was primarily attributable to higher spot charter and time charter TCE rates earned during the three months ended March 31, 2015 compared to the prior year period, primarily resulting from a higher charter rate environment. Our average TCE rate increased by $10,955, or 45.4%, to $35,069 for the three months ended March 31, 2015 compared to $24,114 for the prior year period. Our spot market TCE rate increased by $11,335, or 46.6%, to $35,663 for the three months ended March 31, 2015 compared to $24,328 for the prior year period, and our time charter TCE rate increased by $10,350, or 54.6%, to $29,316 for the three months ended March 31, 2015 compared to $18,966 for the prior year period. As of March 31, 2015 and 2014, three vessels and one vessel, respectively, were engaged in time charter voyages. This increase in net voyage revenues was partially offset by the decrease in our total operating days for fleet of 103 days, or 4.6%, to 2,153 days for the three months ended March 31, 2015 compared to 2,256 days for the prior year period as a result of the sale of two vessels during the year ended December 31, 2014.

        The following is additional data pertaining to net voyage revenues:

	Three Months ended March 31,
			Increase (Decrease)	% Change
	2015	2014
Net voyage revenue (dollars in thousands):
Time charter:
VLCC	$4,197	$—	$4,197	n/a
Suezmax	1,709	1,707	2	0.1%
Aframax	—	—	—	n/a
Panamax	—	—	—	n/a
Handymax	—	—	—	n/a

Total	5,906	1,707	4,199	246.0

Spot charter:
VLCC	20,084	15,013	5,071	33.8
Suezmax	33,731	23,248	10,483	45.1
Aframax	9,090	11,513	(2,423)	(21.0)
Panamax	4,962	1,842	3,120	169.4
Handymax	1,735	1,075	660	61.4

Total	69,602	52,691	16,911	32.1

Total Net Voyage Revenue	$75,508	$54,398	$21,110	38.8

Vessel operating days:
Time charter:
VLCC	111	—	111	n/a
Suezmax	90	90	—	0.0
Aframax	—	—	—	n/a
Panamax	—	—	—	n/a
Handymax	—	—	—	n/a

Total	201	90	111	123.3

Spot charter:
VLCC	458	621	(163)	(26.2)
Suezmax	899	964	(65)	(6.7)
Aframax	326	389	(63)	(16.2)
Panamax	180	102	78	76.5
Handymax	89	90	(1)	(1.1)

Total	1,952	2,166	(214)	(9.9)

Total Operating Days for Fleet	2,153	2,256	(103)	(4.6)

Total Calendar Days for Fleet	2,250	2,383	(133)	(5.6)

Fleet Utilization	95.7%	94.7%	1.0%	1.1

Average Number Of Vessels	25.0	26.5	(1.5)	(5.7)

	Three Months ended March 31,
			Increase (Decrease)	% Change
	2015	2014
Time Charter Equivalent (TCE):
Time charter:
VLCC	$37,652	$—	$37,652	n/a
Suezmax	18,992	18,966	26	0.1
Aframax	n/a	n/a	n/a	n/a
Panamax	n/a	n/a	n/a	n/a
Handymax	n/a	n/a	n/a	n/a
Combined	29,316	18,966	10,350	54.6
Spot charter:
VLCC	43,832	24,162	19,670	81.4
Suezmax	37,563	24,137	13,426	55.6
Aframax	27,857	29,579	(1,722)	(5.8)
Panamax	27,568	18,041	9,527	52.8
Handymax	19,461	11,943	7,518	62.9
Combined	35,663	24,328	11,335	46.6
Fleet TCE	$35,069	$24,114	$10,955	45.4

        Direct Vessel Operating Expenses.    Direct vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $0.9 million, or 4.3%, to $20.9 million for the three months ended March 31, 2015 compared to $21.8 million for the prior year period. This decrease in direct vessel operating expenses primarily related to the decrease in the size of our fleet by 5.6% for the three months ended March 31, 2015 compared to the prior year period. On a daily basis, direct vessel operating expenses per vessel increased by $120, or 1.3%, to $9,288 for the three months ended March 31, 2015 compared to $9,168 for the prior year period.

        General and Administrative Expenses.    General and administrative expenses decreased by $0.9 million, or 15.6%, to $4.6 million for the three months ended March 31, 2015 compared to $5.5 million for the prior year period. The primary factor contributing to this decrease was a decrease in salaries of $0.6 million for the three months ended March 31, 2015 as compared to the prior year period relating to winding down our Portugal office.

        We are a private company and are not currently required to prepare or file periodic and other reports with the SEC or to comply with federal securities laws applicable to public companies, including the Sarbanes-Oxley Act of 2002. Following this offering, we expect to implement additional corporate governance and communication practices with respect to disclosure controls, internal control over financial reporting, and other reporting obligations. Compliance will require significant time and resources from management and is expected to increase our legal, insurance and accounting costs.

        Depreciation and Amortization.    Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydock and special survey costs, decreased by $0.2 million, or 1.5%, to $11.0 million for the three months ended March 31, 2015 compared to $11.2 million for the prior year period. Vessel depreciation decreased $0.9 million while amortization of drydocking costs increased $0.7 million during the three months ended March 31, 2015 compared to the prior year period. The decrease in vessel depreciation was primarily due to the increase in our estimated residual scrap value of the vessels to $325/LWT from $265/LWT effective January 1, 2015. Such decrease in the depreciation of vessels was partially offset by the increase in the amortization of drydocking costs, which was primarily due to additional drydocking costs incurred during the twelve months period from April 1, 2014 to March 31, 2015. See "Capital Expenditures and Drydocking—Drydocking" below for a discussion of these drydocking costs.

        Loss on Disposal of Vessels and Vessel Equipment.    During the three months ended March 31, 2015 and 2014, we incurred losses associated with the disposal of vessels and certain vessel equipment of $0.1 million and $1.1 million (including the loss on sale of vessels of $0.5 million), respectively.

        Net Interest Expense.    Net interest expense increased by $0.1 million, or 2.2%, to $7.4 million for the three months ended March 31, 2015 compared to $7.3 million for the prior year period. Such increase was primarily attributable to the increase in the weighted average interest rate applicable to our debt during the three months ended March 31, 2015 as a result of the issuance of our senior notes in March 2014. Our senior notes currently accrue payment-in-kind interest at the rate of 11.0% per annum which is significantly higher than the rates applicable to our senior secured credit facilities which bear interest at LIBOR plus a margin of 4% per annum. The increase in interest expense was also attributable to the increase in our weighted average debt balance by $117.7 million, or 17.5%, to $792.1 million for the three months ended March 31, 2015 compared to $674.4 million for the prior year period primarily as a result of issuance of our senior notes in March 2014. These increases in interest expense was partially offset by the capitalization of interest expense associated with vessel construction of $3.5 million during the three months ended March 31, 2015 as compared to the prior year period when there was no vessel construction and thus no capitalization of interest expense.

  Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

        Voyage revenues.    Voyage revenues increased by $35.7 million, or 10.0%, to $392.4 million for the year ended December 31, 2014 compared to $356.7 million for the prior year. The increase was primarily attributable to the increase in spot market revenues by $41.0 million, or 12.1%, to $381.5 million for the year ended December 31, 2014 compared to $340.4 million for the prior year, which was primarily driven by increased spot charter rates during the year.

        Our time charter voyage revenues decreased by $5.3 million, or 32.7%, to $10.9 million for the year ended December 31, 2014 compared to $16.2 million for the prior year. The decrease in time charter revenue was primarily due to the decrease in time charter days by 719 days, or 56.7%, to 550 days for the year ended December 31, 2014 compared to 1,269 days for the prior year, as we put more vessels into the spot market. Partially offsetting the effect of the decrease in time charter days, our time charter TCE rate increased by $6,821, or 55.4%, to $19,126 for the year ended December 31, 2014 compared to $12,305 for the prior year, due to our vessels being on higher rate time charters for the year ended December 31, 2014 compared to the prior year.

        Partially offsetting this increase in voyage revenues was a decrease in our total operating days for fleet of 977 days, or 10.0%, to 8,801 days for the year ended December 31, 2014 compared to 9,778 days for the prior year, attributable to the decrease in both our fleet size and fleet utilization during the period. The average size of our fleet decreased by 2.1 vessels, or 7.6%, to 25.7 vessels (4.1 Aframax, 11.6 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the year ended December 31, 2014 compared to 27.8 vessels (5.8 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the prior year. The decrease in our fleet size reflects the sale of two Aframax vessels in October 2013 and February 2014, respectively, and one Suezmax vessel in July 2014. Our fleet utilization decreased by 2.7%, to 93.8% for the year ended December 31, 2014 compared to 96.4% for the prior year, primarily due to more off-hire days for regularly scheduled drydocks and vessel management transition during the year ended December 31, 2014 compared to the prior year. The transition of vessel management occurred in connection with the closure of our Portugal office described below under "—Closing of Portugal Office" and contributed to the increase in off-hire days due to the need to bring new crew members on board certain vessels and to complete required documentation and procedures. The number and length of our regularly scheduled drydockings are often not consistent from period to period, and are dependent upon scheduling, ages of vessels being drydocked and the amount of work necessary based on the condition of the vessels at the time of drydock. Please see "—Liquidity and Capital Resources—Capital Expenditures and Drydocking" for

information on the frequency of regularly scheduled drydockings and anticipated future drydocking days and costs.

        Voyage expenses.    Voyage expenses decreased by $20.1 million, or 7.7%, to $239.9 million for the year ended December 31, 2014 compared to $260.0 million for the prior year. The decrease in the voyage expenses was primarily due to the decrease in spot market days, fuel costs per spot market day and port costs per spot market day for the year ended December 31, 2014 as compared to the prior year. Spot market days decreased by 258 days, or 3.0%, to 8,251 days for the year ended December 31, 2014 compared to 8,509 days for the prior year. The decrease in spot market days was primarily attributable to the decrease in both our fleet size and fleet utilization discussed above. Fuel costs, which represent the largest component of voyage expenses, decreased by $11.7 million, or 6.0%, to $183.7 million for the year ended December 31, 2014 compared to $195.4 million for the prior year. This decrease in fuel costs was primarily attributable to the decrease in spot market days discussed above and the decrease in the fuel costs per spot market day of $700, or 3.0%, to $22,262 for the year ended December 31, 2014 compared to $22,962 for the prior year. This decrease in the fuel costs per spot market day was primarily due to the decrease in oil prices during the year ended December 31, 2014 compared to the prior year. Port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by $10.2 million, or 20.0%, to $40.7 million for the year ended December 31, 2014 compared to $50.9 million for the prior year. The decrease in port costs was primarily due to a decrease in port costs per spot market day by $1,048, or 17.5%, to $4,935 for the year ended December 31, 2014 compared to $5,983 for the prior year. The decrease in port costs per spot market day was primarily the result of the differences in the ports visited in the year ended December 31, 2014 as compared to the prior year. Also contributing to the decrease in port costs was the decrease in spot market days discussed above.

        Net voyage revenues.    Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $55.8 million, or 57.7%, to $152.5 million for the year ended December 31, 2014 compared to $96.7 million for the prior year. The increase in net voyage revenues was primarily attributable to higher spot charter and time charter TCE rates, primarily resulting from a higher charter rate environment, earned during the year ended December 31, 2014 compared to the prior year. Our average TCE rate increased by $7,439, or 75.2%, to $17,328 for the year ended December 31, 2014 compared to $9,889 for the prior year. Our spot market TCE rate increased by $7,679, or 80.6%, to $17,208 for the year ended December 31, 2014 compared to $9,529 for the prior year; while our time charter TCE rate increased by $6,821, or 55.4%, to $19,126 for the year ended December 31, 2014 compared to $12,305 for the prior year. (We had only one vessel engaged in time charter voyages as of December 31, 2014 and 2013). This increase in net voyage revenues was partially offset by the 10.0% decrease in our total operating days for fleet discussed above.

        The following is additional data pertaining to net voyage revenues:

	Year ended December 31,
			Increase (Decrease)	% Change
	2014	2013
Net voyage revenue (dollars in thousands):
Time charter:
VLCC	$—	$4,463	$(4,463)	(100.0)%
Suezmax	10,528	9,629	899	9.3
Aframax	—	—	—	n/a
Panamax	—	312	(312)	(100.0)
Handymax	—	1,204	(1,204)	(100.0)

Total	10,528	15,608	(5,080)	(32.5)

	Year ended December 31,
			Increase (Decrease)	% Change
	2014	2013
Spot charter:
VLCC	43,227	21,275	21,952	103.2
Suezmax	57,154	36,655	20,499	55.9
Aframax	28,291	18,136	10,155	56.0
Panamax	9,798	3,706	6,092	164.4
Handymax	3,505	1,307	2,198	168.2

Total	141,975	81,079	60,896	75.1

Total Net Voyage Revenue	$152,503	$96,687	$55,816	57.7

Vessel operating days:
Time charter:
VLCC	—	557	(557)	(100.0)
Suezmax	550	555	(5)	(0.9)
Aframax	—	—	—	n/a
Panamax	—	34	(34)	(100.0)
Handymax	—	123	(123)	(100.0)

Total	550	1,269	(719)	(56.7)

Spot charter:
VLCC	2,505	1,956	549	28.1
Suezmax	3,393	3,720	(327)	(8.8)
Aframax	1,441	1,895	(454)	(24.0)
Panamax	569	696	(127)	(18.2)
Handymax	343	242	101	41.7

Total	8,251	8,509	(258)	(3.0)

Total Operating Days for Fleet	8,801	9,778	(977)	(10.0)

Total Calendar Days for Fleet	9,379	10,145	(766)	(7.6)

Fleet Utilization	93.8%	96.4%	(2.6)%	(2.7)

Average Number Of Vessels	25.7	27.8	(2.1)	(7.6)

Time Charter Equivalent (TCE):
Time charter:
VLCC	$—	$8,013	$(8,013)	(100.0)
Suezmax	19,126	17,368	1,758	10.1
Aframax	—	—	—	n/a
Panamax	—	9,170	(9,170)	(100.0)
Handymax	—	9,791	(9,791)	(100.0)
Combined	19,126	12,305	6,821	55.4
Spot charter:
VLCC	17,255	10,879	6,376	58.6
Suezmax	16,843	9,853	6,990	70.9
Aframax	19,634	9,569	10,065	105.2
Panamax	17,235	5,325	11,910	223.7
Handymax	10,231	5,401	4,830	89.4
Combined	17,208	9,529	7,679	80.6
Fleet TCE	$17,328	$9,889	$7,439	75.2

        Direct Vessel Operating Expenses.    Direct vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $6.1 million, or 6.7%, to $84.2 million for the year ended December 31, 2014 compared to $90.3 million for the prior year. This decrease in direct vessel operating expenses primarily related to the decrease in the size of our fleet discussed above for the year ended December 31, 2014 compared to the prior year. On a daily basis, direct vessel operating expenses per vessel increased by $77, or 0.9%, to $8,978 for the year ended December 31, 2014 compared to $8,901 for the prior year.

        General and Administrative Expenses.    General and administrative expenses increased by $0.6 million, or 2.8%, to $22.4 million for the year ended December 31, 2014 compared to $21.8 million for the prior year. The primary factors contributing to this increase were an increase in legal fees of $1.2 million and an increase in employee compensation of $1.3 million for the year ended December 31, 2014 as compared to the prior year. The increase in employee compensation was primarily the result of the accrual of a 2014 bonus of $1.0 million to our Chairman, Peter C. Georgiopoulos, in 2014. Mr. Georgiopoulos did not receive a bonus in 2013. The increase in general and administrative expenses was partially offset by a decrease of $1.0 million in the Portugal office's expenses during the year ended December 31, 2014 as compared to the prior year as a result of its winding-down.

        We are a private company and are not currently required to prepare or file periodic and other reports with the SEC or to comply with federal securities laws applicable to public companies, including the Sarbanes-Oxley Act of 2002. Following this offering, we expect to implement additional corporate governance and communication practices with respect to disclosure controls, internal control over financial reporting, and other reporting obligations. Compliance will require significant time and resources from management and is expected to increase our legal, insurance and accounting costs.

        Depreciation and Amortization.    Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydock and special survey costs, increased by $0.2 million, or 0.5%, to $46.1 million for the year ended December 31, 2014 compared to $45.9 million for the prior year. Vessel depreciation decreased $1.7 million while amortization of drydocking costs increased $1.7 million during the year ended December 31, 2014 compared to the prior year. The decrease in vessel depreciation was primarily due to the decrease in the average size of our fleet discussed above for the year ended December 31, 2014 compared to the prior year. The increase in the amortization of drydocking costs was primarily due to additional drydocking costs incurred during the year ended December 31, 2014. See "Capital Expenditures and Drydocking—Drydocking" below for a discussion of these drydocking costs.

        Goodwill Write-off for Sales of Vessels.    Goodwill associated with one Suezmax vessel of $1.2 million and two Aframax vessels of $1.1 million was written off during the years ended December 31, 2014 and 2013, respectively, as a result of the sales of these vessels. For more information, see "—Critical Accounting Policies—Goodwill" below.

        Loss on Goodwill Impairment.    During the year ended December 31, 2014, we recorded $2.1 million of goodwill impairment as a result of our annual assessment. For more information, see "—Critical Accounting Policies—Goodwill" below.

        Loss on Disposal of Vessels and Vessel Equipment.    During the year ended December 31, 2014 and 2013, we incurred losses associated with the disposal of vessels and certain vessel equipment of $8.7 million (including the loss on sale of a Suezmax vessel of $6.3 million and an Aframax vessel of $0.4 million) and $2.5 million (including the loss on sale of an Aframax vessel of $1.1 million), respectively.

        Loss on Impairment of Vessel.    During the year ended December 31, 2013, we recorded a loss on impairment of a vessel of $2.0 million, which included writing such vessel down to its fair value. The vessel was classified as held for sale in December 2013 and sold in February 2014. During the year ended December 31, 2014, we did not record any loss on impairment of vessels.

        Closing of Portugal Office.    We announced the closing of our Portugal office in April 2014 and commenced the change of management of the vessels managed by the Portugal office in May 2014. For the year ended December 31, 2014, costs incurred associated with the closing of the Portugal office amounted to $5.1 million (primarily related to severance costs of $4.4 million) and are included in Closing of Portugal office on the consolidated statement of operations. We expect additional severance costs associated with the closing of our Portugal office of approximately $0.3 million for the period from January 1, 2015 to July 30, 2015.

        Net Interest Expense.    Net interest expense decreased by $4.8 million, or 13.8%, to $29.8 million for the year ended December 31, 2014 compared to $34.6 million for the prior year. The decrease was primarily due to the capitalization in 2014 of $9.0 million of interest expense associated with vessel construction as compared to the prior year when there was no vessel construction and thus no capitalization of interest expense. Also contributing to the decrease in our net interest expense was a decrease in our weighted average debt balance by $27.3 million, or 3.5%, to $747.8 million for the year ended December 31, 2014 compared to $775.1 million for the prior year primarily as a result of our repayment of $86.4 million under our $508M credit facility and $32.2 million under our $273M credit facility during the period from October 1, 2013 to December 31, 2014. Such decreases were partially offset by the increase in the weighted average interest rate applicable to our debt during the year ended December 31, 2014 as a result of the issuance of our senior notes in March 2014. Our senior notes currently accrue payment-in-kind interest at the rate of 11.0% per annum which is significantly higher than the rates applicable to our senior secured credit facilities which bear interest at LIBOR plus a margin of 4% per annum.

Liquidity and Capital Resources

      Sources and Uses of Funds; Cash Management

        Since 2012, our principal sources of funds have been equity financings, issuance of long-term debt, long-term bank borrowings and sales of our older vessels. Our principal uses of funds have been capital expenditures for vessel acquisitions, maintenance of the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, funding working capital requirements and repayments on outstanding loan facilities.

        Our practice has been to acquire vessels or newbuilding contracts using a combination of available cash, issuances of equity securities, bank debt secured by mortgages on our vessels and long-term debt securities. While we expect to use our operating cash flows and borrowings to fund amounts owed on newbuilding commitments or acquisitions, if any, on a short-term basis, we also intend to review other debt and equity financing alternatives to fund such acquisitions. (See "Business—2014 Acquired VLCC Newbuildings," "Business—2015 Acquired VLCC Newbuildings" and "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts" relating to our planned sources for funding the remaining installments payments due under the VLCC shipbuilding contracts and certain risks related thereto.) Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms. We believe that our current cash balance as well as operating cash flows and future borrowings under our credit facilities (including the expected borrowings under the credit facilities we intend to enter into to finance a portion of remaining installments under the VLCC shipbuilding contracts), together with the proceeds of this offering, will be sufficient to meet our liquidity needs for the next year. See "Business—2014 Acquired VLCC Newbuildings," "Business—2015 Acquired VLCC Newbuildings" and "Risk Factors" for more information relating to VLCC shipbuilding contracts and certain risks related thereto.

      Recent Equity Issuances

        During the period from May 18, 2012 through December 11, 2013, we issued 1,269,625 shares of Common Stock for aggregate gross proceeds of approximately $30.0 million and in satisfaction of approximately $5.9 million of liabilities. During this period, we also issued 10,146 shares of Series A Preferred Stock for aggregate gross proceeds of approximately $10.2 million. On December 11, 2013, we reclassified our existing Common Stock into Class A Common Stock. During the period from December 12, 2013 through the date of this prospectus we issued 21,391,530 shares of Class B Common Stock for aggregate gross proceeds of approximately $395.7 million. Additionally, during this period all 10,146 shares of Series A Preferred Stock were converted into 611,468 shares of Class B Common Stock. For more information on our recent equity issuances, see "Related Party Transactions" and Notes 19 and 20 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus.

        On May 7, 2015, in connection with the consummation of the 2015 merger, all shares of Class A Common Stock and Class B Common Stock, were converted to a single class of common stock on a one-to-one basis upon the filing of our Third Amended and Restated Articles of Incorporation. Additionally, pursuant to the terms of the 2015 merger, each former shareholder of Navig8 Crude that is determined by us to be permitted to receive our common stock pursuant to the Securities Act is entitled to merger consideration of 0.8947 shares of our common stock for each share of Navig8 Crude. Former shareholders of Navig8 Crude that are not determined by the Company to be permitted to receive our common stock pursuant to the Securities Act (e.g., shareholders that are not "accredited investors," as defined in Regulation D promulgated under the Securities Act) are entitled to cash consideration. At the closing of the 2015 merger, we deposited into an account maintained by the 2015 merger exchange and paying agent, in trust for the benefit of Navig8 Crude's former shareholders, 31,233,345 shares of Gener8 and $4,526,626.56 in cash. The number of shares and amount of cash deposited into such account was calculated based on an assumption that the holders of 1% of Navig8 Crude's shares are not permitted to receive our shares as consideration. If, at any time, we determine that more or less than 1% of Navig8 Crude's shares are not permitted to receive our shares as consideration, we and the 2015 merger exchange and paying agent shall exchange cash for shares as necessary. If a large proportion of Navig8 Crude's shareholders are determined to not be entitled to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement, our cash flows and liquidity may be adversely affected.

        In connection with the 2015 merger agreement, until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders, in each case immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. See "Risk Factors—Risk Factors Related to our Financings—You may experience substantial dilution if any claims are made by General Maritime or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement."

        Additionally, on May 7, 2015, upon consummation of the 2015 merger, pursuant to the 2015 equity purchase agreement entered into in connection with the 2015 merger, we issued an aggregate of 483,971 shares to the commitment parties as a commitment premium as consideration for their purchase commitments under such agreement. The commitment to purchase our common stock by the commitment parties will terminate upon the consummation of this offering. See "Related Party Transactions—2015 Equity Purchase Agreement" for more information about the 2015 equity purchase agreement.

      Debt Financings

        Description of Indebtedness.    See "Description of Indebtedness" herein for a description of our debt financings including a repayment schedule of outstanding borrowings.

        Export Credit Facilities.    We are seeking to enter into two new credit facilities, which we refer to as the "Korean Export Credit Facility" and the "Chinese Export Credit Facility" and, collectively, the "Export Credit Facilities," to fund a portion of the remaining installment payments due under the shipbuilding contracts for our 21 VLCC newbuildings, and in connection therewith we have received non-binding letters of intent from Korea Trade Insurance Corporation, which we refer to as the "K-sure Letter of Intent," from The Export-Import Bank of Korea, which we refer to as the "Korea Eximbank Letter of Intent," and from China Export & Credit Insurance Corporation, which we refer to as the "Sinosure Letter of Intent." We refer to all three letters of intent collectively as the "Letters of Intent." Pursuant to the Letters of Intent for the Korean Export Credit Facility, certain lenders would provide funds totaling up to $1,007 million, with certain amounts guaranteed by the Export-Import Bank of Korea and insured by Korea Trade Insurance Corporation. Pursuant to the Letters of Intent for the Chinese Export Credit Facility, the Export-Import Bank of China, along with certain commercial lenders, would provide funds totaling up to $397 million, with 95% of the facility covered by a credit insurance policy provided by the China Export & Credit Insurance Corporation. We expect that under the definitive Export Credit Facilities, at or around the time of delivery of each of our 21 VLCC buildings, an amount equal to the lower of (i) 65% of the final contract price of such VLCC newbuilding and (ii) 60% of the fair market value of such VLCC newbuilding tested at or around the time of delivery of such VLCC newbuilding will be available to be drawn under the applicable Export Credit Facility.

        The Letters of Intent propose that certain of our subsidiaries would be the borrowers under the Export Credit Facilities, which would be guaranteed by us and certain of our vessel-owning subsidiaries and secured by a pledge of the equity interests issued by such vessel-owning subsidiaries and a pledge by such vessel-owning subsidiaries of substantially all their assets, including first priority mortgages on the 21 VLCC newbuilding vessels. Pursuant to the Letters of Intent, the Export Credit Facilities would bear interest at LIBOR plus an applicable margin to be agreed to by the lenders, and repayment of such facilitates would be made quarterly commencing three months after delivery of the respective vessel, with a full payout profile of twelve years.

        The Export Credit Facilities would include a collateral maintenance covenant and financial covenants, including a maximum consolidated leverage covenant, minimum cash balance covenant and an interest coverage ratio covenant. The Export Credit Facilities would also include a number of other customary covenants, including covenants relating to delivery of quarterly and annual financial statements, budgets and annual projections; maintenance of required insurances; maintenance of a debt service reserve account; limitations on mergers, sale of assets; limitations on liens; limitations on transactions with affiliates; limitations on restricted payments; maintenance of flag and class of collateral vessels; and other customary covenants and related provisions. In addition, the Export Credit Facilities would include customary events of default and remedies for credit facilities of this nature, subject to customary cure periods for credit facilities of this nature.

        The Letters of Intent are non-binding and the Export Credit Facilities will be subject to definitive documentation and customary closing conditions; accordingly, no assurance can be given that the Export Credit Facilities will be procured on terms favorable to us, including the amount available to be borrowed, described above, or at all. See "Risk Factors—We cannot assure you that we will enter into new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder."

        In the event that we are unable to complete this offering or enter into or borrow under the Export Credit Facilities, our ability to fund amounts owed on newbuilding commitments will be materially adversely affected. See "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

      Cash and Working Capital

        Our cash and cash equivalents increased by $16.4 million to $163.7 million as of March 31, 2015 from $147.3 million as of December 31, 2014. This increase was primarily due to the net cash provided by operating activities during the three months ended March 31, 2015 of $39.3 million. This increase in cash and cash equivalents was partially offset by the payments in respect of the VLCC Newbuildings of $22.4 million (including capitalized interest) during the three months ended March 31, 2015.

        Our cash and cash equivalents increased by $49.6 million to $147.3 million as of December 31, 2014 from $97.7 million as of December 31, 2013. This increase was primarily due to the receipt of the net proceeds from the issuance of common stock of $196.1 million and the net proceeds from the issuance of the senior notes of $125.0 million received during the year ended December 31, 2014. This increase in cash and cash equivalents was partially offset by the payments in respect of the VLCC Newbuildings of $255.2 million (including capitalized interest) during the year ended December 31, 2014.

        Net working capital is current assets (excluding cash and cash equivalents) minus current liabilities.

        Our net working capital decreased by $8.5 million to $22.1 million as of March 31, 2015 from $30.6 million as of December 31, 2014. The primary factor contributing to this decrease was an increase in the current portion of long-term debt to $12.1 million. No long-term debt was due within one year as of December 31, 2014. Also contributing to the decrease in our working capital was a decrease in bunker balance included in prepaid expenses and other current assets of $3.5 million to $20.8 million as of March 31, 2015 compared to $24.3 million as of December 31, 2014, primarily due to the decrease in bunker prices discussed above. The decrease in net working capital was partially offset by an increase in due from charterers balance of $3.7 million to $53.7 million as of March 31, 2015 compared to $50.0 million as of December 31, 2014, primarily due to the increase in our spot market TCE rate during the period from October 1, 2014 to March 31, 2015.

        Our net working capital increased by $7.1 million to $30.6 million as of December 31, 2014 from $23.5 million as of December 31, 2013. The primary factors contributing to this increase was a decrease in accounts payable and accrued expenses of $26.7 million, primarily due to the decrease in bunker prices and spot market days during the fourth quarter of 2014 as compared to the fourth quarter of 2013, as well as the payment of bunker costs during the year ended December 31, 2014. The increase in net working capital was partially offset by a decrease in bunker balance included in prepaid expenses and other current assets and a decrease in vessel held for sale during the year ended December 31, 2014 as compared to the prior year. Bunker balance decreased by $13.1 million to $24.3 million as of December 31, 2014 compared to $37.4 million as of December 31, 2013, primarily due to the decrease in bunker prices and our fleet size discussed above. Current assets include vessel held for sale. Vessel held for sale decreased to nil as of December 31, 2014 as compared to $5.9 million (associated with the sale of an Aframax vessel in February 2014) as of December 31, 2013.

        Cash Flows from Operating Activities.    Net cash provided by operating activities was $39.3 million for the three months ended March 31, 2015 which resulted from a net income of $30.9 million, and non-cash charges to operations of $15.8 million, and offset by a change in various assets and liabilities balances (adjusted for non-cash or non-operating activities) of $7.4 million.

        Net cash provided by operating activities was $3.0 million for the three months ended March 31, 2014 which resulted from a net income of $7.5 million and non-cash charges to operations of $13.0 million, and offset by a change in various assets and liabilities balances (adjusted for non-cash or non-operating activities) of $17.5 million.

        Net cash used in operating activities was $11.8 million for the year ended December 31, 2014 which resulted from a net loss of $47.1 million and a change in various assets and liabilities balances (adjusted for non-cash or non-operating activities) of $34.2 million, offset by non-cash charges to operations of $69.5 million during the year. The change in various assets and liabilities balances consisted primarily of the decrease in accounts payable and accrued expenses of $26.7 million discussed above.

        Net cash used in operating activities was $40.5 million for the year ended December 31, 2013 which resulted from a net loss of $101.1 million, offset by non-cash charges to operations of $53.1 million and a change in various assets and liabilities balances (adjusted for non-cash or non-operating activities) of $7.5 million.

        Cash Flows from Investing Activities.    Net cash used in investing activities was $22.9 million for the three months ended March 31, 2015, which primarily consisted of capital spending on the 2014 acquired VLCC newbuildings (including payments of capitalized interest) of $22.4 million.

        Net cash used in investing activities was $156.8 million for the three months ended March 31, 2014, which primarily consisted of capital spending on the 2014 acquired VLCC newbuildings of $162.7 million, partially offset by net proceeds from the sale of an Aframax vessel of $6.4 million.

        Net cash used in investing activities was $238.0 million for the year ended December 31, 2014, which consisted primarily of $255.2 million of capital spending on the 2014 acquired VLCC newbuildings and $5.5 million of capital spending on vessel improvements and other fixed assets, partially offset by net proceeds from the sales of an Aframax vessel and a Suezmax vessel of $22.7 million.

        Net cash provided by investing activities was $4.3 million for the year ended December 31, 2013, which primarily consisted of net proceeds from the sale of an Aframax vessel of $7.5 million, partially offset by capital spending on vessel improvements and other fixed assets of $3.2 million.

        Cash Flows from Financing Activities.    Net cash used in financing activities was $0.4 million for the three months ended March 31, 2015, which related to professional fees paid in connection with our potential initial public offering.

        Net cash provided by financing activities was $159.4 million for the three months ended March 31, 2014, which primarily consisted of net proceeds from issuance of Class B common stock of $166.8 million, partially offset by the repayment of $6.4 million of outstanding borrowings under our $508M credit facility using the proceeds from the sales of an Aframax vessel.

        Net cash provided by financing activities was $299.4 million for the year ended December 31, 2014, which primarily consisted of net proceeds from issuance of Class B common stock of $196.1 million and borrowings under senior notes of $125.0 million, partially offset by the repayment of $21.4 million of outstanding borrowings under our $508M credit facility using the proceeds from the sales of an Aframax vessel and a Suezmax vessel.

        Net cash provided by financing activities was $104.9 million for the year ended December 31, 2013, which primarily consisted of net proceeds from issuance of Class B common stock and preferred stock of $203.9 million, partially offset by the repayment of outstanding borrowings under our senior secured credit facilities of $97.3 million.

Capital Expenditures and Drydocking

        Drydocking.    We incur expenditures to fund our drydock program of regularly scheduled in-water surveys or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys approximately 2.5 years after a drydock and that vessels are to be drydocked approximately every five years, while vessels 15 years or older are to be drydocked approximately every 2.5 years in which case the additional drydocks take the place of these in-water surveys.

        During the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, we incurred $1.9 million, $3.5 million, $12.8 million and $5.3 million, respectively, of drydock related costs. For the year ending December 31, 2015, we anticipate that we will incur costs associated with drydocks on four vessels. We estimate that the expenditures to complete drydocks during 2015 will aggregate approximately $9.9 million (including the amounts incurred during the three months ended March 31, 2015), and that such vessels will be off-hire for approximately 158 days in 2015 to effect these drydocks.

        For the year ending December 31, 2015, we anticipate that we will incur costs associated with in-water intermediate surveys on nine vessels, and these vessels will be off-hire for approximately 53 days in 2015 to effect these intermediate surveys. The expenditures to complete intermediate surveys will be recorded as direct vessel operating expenses as incurred.

        Capital Improvements.    During the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, we capitalized $0.5 million, $0.6 million, $5.5 million and $3.2 million, respectively, relating to capital projects including environmental compliance equipment upgrades, satisfying requirements of oil majors and vessel upgrades. For the year ending December 31, 2015, we have budgeted approximately $6.4 million for such projects as well as an additional $3.8 million for certain items expected to be required for vessel dry-dockings in early 2016 (including the amounts incurred during the three months ended March 31, 2015.)

        The United States ratified Annex VI to the International Maritime Organization's MARPOL Convention effective in October 2008. This Annex relates to emission standards for Marine Engines in the areas of particulate matter, NOx and SOx and establishes Emission Control Areas. The emission program is intended to reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. Annex VI includes a global cap on the sulfur content of fuel oil, and provides for stringent controls of sulfur emissions in Emission Control Areas. By January 2012, fuel oil could contain no more than 3.50% sulfur; by January 2020, sulfur content cannot exceed 0.50%. All of our vessels currently comply with Marpol Annex VI emission standards by burning 0.1% low sulfur fuel in the main engine, auxiliary engines, and boilers, which has resulted in increased fuel cost when operating in the Emission Control Areas mentioned above. We currently receive additional compensation from charterers when using 0.1% low sulfur fuel. We may incur additional costs in the future depending on pricing and availability of low sulfur fuel, regulatory rule changes, or a change in the treatment of these costs by charterers, which may require modifications to the vessel or installation of scrubbers to continue to meet the required emission standards.

        Certain vessels in our fleet will require the installation of a Ballast Water Management System to meet regulatory requirements, which must be satisfied by the first scheduled dry-docking after January 1, 2016. See "Business—Environmental and Other Regulations—Other United States Environmental Regulations" and "Business—Environmental and Other Regulations—Pollution Control and Liability Requirements" for a description of certain of the requirements governing the management of ballast water. Our capital improvements budget for the year ending December 31, 2015 mentioned above includes $2.1 million for purchase of Ballast Water Management Systems equipment.

        We are currently evaluating the possible installation of energy saving devices when dry-docking certain vessels. The installation of this equipment will be dependent on vessel age and performance, fuel pricing, and projected tanker market conditions. Our capital improvements budget for the year ending December 31, 2015 mentioned above includes approximately $0.9 million for such upgrades.

        Vessel Acquisitions and Disposals.    In March 2014 we acquired seven VLCC newbuilding contracts. See "Business—2014 Acquired VLCC Newbuildings" for further information regarding these newbuilding contracts. On May 7, 2015 we acquired 14 additional VLCC newbuilding contracts. See "Business—2015 Merger" and "Business—2015 Acquired VLCC Newbuildings" for further information regarding these newbuilding contracts.

        We sold one Aframax vessel in each of February 2014 and October 2013, respectively. We sold one Suezmax vessel in July 2014.

        Other Commitments.    In 2004, we entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: free rent from December 1, 2004 to September 30, 2005; $109,724 per month from October 1, 2005 to September 30, 2010; $118,868 per month from October 1, 2010 to September 30, 2015; and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense is approximately $145,000, including amortization of the lease asset recorded on May 17, 2012 associated with fresh-start accounting, for the period from May 18, 2012 to September 30, 2020. During the three months ended March 31, 2015 and 2014, we recorded approximately $0.4 million of expense associated with this lease each quarter; and during the years ended December 31, 2014 and 2013, we recorded approximately $1.8 million of expense associated with this lease each year.

        The following is a tabular summary of our future contractual obligations as of December 31, 2014 for the categories set forth below:

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

(dollars in thousands)	Total	2015	2016	2017	2018	2019	Thereafter
$508M credit facility	$414,680	$—	$57,809	$356,871	$—	$—	$—
$273M credit facility	241,581	—	17,015	224,566	—	—	—
Interest expenses of senior secured credit facilities(1)	63,187	27,481	26,568	9,138	—	—	—
Senior notes	131,600	—	—	—	—	—	131,600
Interest expense of senior notes(1)	115,450	—	—	—	—	—	115,450
2014 Acquired VLCC shipbuilding contracts	487,288	198,190	289,098	—	—	—	—
Supervision Agreements(2)	3,450	2,750	700	—	—	—	—
Senior officer employment agreements(3)	1,125	1,125	—	—	—	—	—
Portugal Office Closure(4)	1,254	1,254	—	—	—	—	—
Office Leases	8,795	1,499	1,536	1,536	1,536	1,536	1,152

Total commitments(5)(6)	$1,468,410	$232,299	$392,726	$592,111	$1,536	$1,536	$248,202

(1)
Future interest payments on our $508M credit facility and $273M credit facility are based on our current outstanding balance using a current borrowing LIBOR rate of 0.1875% plus the applicable margin of 400 basis points. Interest on the senior notes accrues at the rate of 11.0% per annum in the form of additional senior notes and the balloon repayment is due 2020, except that if we at any time irrevocably elect to pay interest in cash for the remainder of the life of the senior notes, interest on the senior notes will thereafter accrue at the rate of 10.0% per annum. The interest expense of senior notes listed above assumes the balloon repayment in 2020.

(2)
Refers to Project Consultation and Site Building Supervision Agreements entered into in May 2014 by each of the 2014 acquired VLCC shipbuilding SPVs with Scorpio Ship Management S.A.M.

(3)
Senior officer employment agreements are evergreen and renew for subsequent terms of one year. This table excludes future renewal periods.

(4)
Primarily consists of severance costs associated with the closing of our Portugal office. See "—Results of Operations—Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Closing of Portugal Office" for further information about the closure of our Portugal office.

(5)
This tabular summary excludes obligations arising as a result of the 2015 merger, including the $986.9 million in remaining installment payments due under the 2015 acquired VLCC shipbuilding contracts and the $5.2 million in remaining fees due under the Navig8 supervision agreements as of May 11, 2015, which are more fully described in "Related Party Transaction—Related Party Transactions of Navig8 Crude Tankers Inc."

(6)
This tabular summary excludes obligations arising under the letter agreement dated as of July 17, 2014, by and between General Maritime Corporation and Evercore Group LLC. $0.5 million became due and payable under this letter agreement in the first quarter of 2015 and $5.5 million became due upon consummation of the 2015 merger on May 7, 2015.

Off-Balance-Sheet Arrangements

        As of December 31, 2014, other than as described above, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4) of SEC Regulation S-K.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

        Accounting for the Chapter 11 Plan.    On May 17, 2012, which we refer to as the "effective date," we completed our financial restructuring and emerged from Chapter 11 of the United States Bankruptcy Code through a series of transactions contemplated by our Plan of Reorganization, or the "Chapter 11 plan," and the Chapter 11 plan became effective pursuant to its terms. We follow the guidance of Financial Accounting Standards Board, or "FASB," Accounting Standards Codification, or "ASC," Topic 852, Reorganizations. Pursuant to this, we adopted fresh start accounting which results in a new basis of accounting and reflects the allocation of our estimated fair value to our underlying assets and liabilities. The excess of reorganization value over the fair value of tangible and identifiable intangible assets and liabilities is recorded as goodwill.

        Revenue Recognition.    Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters, pool agreements or spot market voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Revenue for spot market voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of spot market days worked at the balance sheet date divided by the total number of days expected on the voyage. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Generally, under pool arrangements, the members of the pool typically share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and if the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. We generally recognize revenue from these pool arrangements based on our portion of the net distributions reported by the relevant pool, which represents the net voyage revenues of the pool after voyage expenses and pool manager fees. All of our vessels in Unique Tankers pool have been chartered in the spot market. However, since all vessels in the Unique Tankers pool are owned by us and since Unique Tankers LLC is one of our wholly-owned subsidiaries, we currently recognize revenues from the Unique Tankers pool based upon the percentage of voyage completion.

        Allowance for Doubtful Accounts.    To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our freight and demurrage revenues based upon our historical record of collecting these amounts. As of March 31, 2015, we provided a general reserve based on aging of these claims, in addition to specific reserves on certain long-aged or doubtful receivables, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience changes, such reserve would increase or decrease accordingly.

        In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

        Vessels and Depreciation.    Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard.

        Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Depreciation expense of vessel assets for the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014 and 2013, totaled approximately $9.6 million, $10.6 million, $42.4 million and $44.1 million, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        Effective January 1, 2015, the Company increased the estimated residual scrap value of the vessels from $265/LWT to $325/LWT prospectively based on the 15-year average scrap value of steel. The change in the estimated residual scrap value will result in a decrease in depreciation expense over the remaining lives of the vessel assets. During the three months ended March 31, 2015, the effect of the increase in the estimated residual scrap value was to decrease depreciation expense and to increase net income by approximately $0.7 million, and to increase net income per basic and diluted common share by $0.02.

        The carrying value of each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets."

        Pursuant to our senior secured credit facilities, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to calculate our compliance with the collateral maintenance covenants. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at March 31, 2015. We have indicated by an asterisk those vessels for which the vessel valuations for covenant compliance purposes under our senior secured credit facilities as of the most recent compliance testing date were lower than their carrying values at March 31, 2015. The most recent compliance testing date was March 12, 2015 under our senior secured credit facilities. The carrying value at March 31, 2015 of 1 of our 25 vessels marked with an asterisk exceeded the valuation of such vessel received for covenant compliance purposes by $1.6 million.

Vessels	Year Built	Year Acquired	Carrying Value
			(in thousands)
Genmar Orion	2002	2003	$25,681
Genmar Spyridon	2000	2003	$20,307
Genmar Argus	2000	2003	$20,434
Genmar Harriet G	2006	2006	$36,322
Genmar Horn	1999	2003	$17,313
Genmar Kara G	2007	2007	$39,381
Genmar Phoenix	1999	2003	$17,502
Genmar St. Nikolas	2008	2008	$42,481
Genmar George T	2007	2007	$39,520
Genmar Hercules	2007	2010	$57,313
Genmar Atlas	2007	2010	$57,377
Genmar Strength	2003	2004	$19,255
Genmar Defiance	2002	2004	$17,081
Genmar Poseidon	2002	2010	$34,564
Genmar Zeus	2010	2010	$73,124
Genmar Ulysses	2003	2010	$39,241
Genmar Maniate	2010	2010	$49,137
Stena Compatriot	2004	2008	$16,545
Stena Companion	2004	2008	$16,686
Stena Consul*	2004	2008	$16,591
Genmar Vision	2001	2008	$31,630
Genmar Victory	2001	2008	$31,734
Genmar Elektra	2002	2008	$16,946
Genmar Daphne	2002	2008	$17,102
Genmar Spartiate	2011	2011	$51,902

*
Refer to preceding paragraph.

        Replacements, Renewals and Betterments.    We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

        Deferred Drydock Costs.    Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer costs associated with drydocks as they occur and amortize these costs on a straight line basis over the estimated period between drydocks.

        Impairment of Long-Lived Assets.    We follow FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets including consideration of estimated future freight rates, vessel utilization, vessel operating costs and other factors. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs and the use of a fleet utilization rate based on our historical average, are included in this analysis.

        During 2013, tanker rates were depressed. As a result, we concluded that impairment indicators were present and therefore prepared an analysis which estimated the future undiscounted cash flows for each vessel. Based on the analysis, which included consideration of our long-term intentions relative to our vessels, including our assessment of whether we would drydock and continue to operate our older vessels given the weak current rate environment, it was determined that an impairment loss in 2013 related to one vessel sold in February 2014 amounted to $2.1 million, and was calculated as the difference between the vessel's carrying value and its net realizable value. During 2014 and the three months ended March 31, 2015, we did not perform such analysis to estimate the future undiscounted cash flows for each vessel due to the upward trend in vessel values and shipping rates and lack of indicators for vessel impairment during the period.

        Goodwill.    We follow the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off.

        FASB ASC 350-20-35, Intangibles—Goodwill and Other, bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, Disclosures about Segments of an Enterprise and Related Information, or one level below an operating segment. We consider each vessel to be an operating segment and a reporting unit. Accordingly, goodwill relating to our emergence from Chapter 11 on May 17, 2012 was allocated to the 29 vessel/reporting units based on their proportional fair value as of that date.

        FASB ASC 350-20-35 provides guidance for impairment testing of goodwill, which is not amortized. Other than goodwill, we do not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of our reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

        In our 2014 and 2013 annual assessments of goodwill for impairment, we estimated the fair value of the reporting units to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, we use the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and our management believes the use of a 10-year average is the best measure of future rates over the remaining useful life of our fleet. Also for this purpose, we use a fleet utilization rate based on our historic average.

        We expect to incur the following costs over the remaining useful lives of the vessels in our fleet:

  •
  Vessel operating costs based on historic costs adjusted for inflation,

  •
  Drydocking costs based on historic costs adjusted for inflation, and

  •
  General and administrative costs based on budgeted costs adjusted for inflation.

        The more significant factors which could impact management's assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from our significant customers; (b) changes in demand; (c) material declines in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.

        Step 1 of impairment testing as of November 30, 2014 and 2013 consisted of determining and comparing the fair value of a reporting unit, calculated using the weighted average of expected future cash flows (discounted by our weighted average cost of capital), the fair value of the vessels owned by the reporting unit, and the reporting unit's equity value implied by our recent equity transactions and other market based considerations, to the carrying value of the reporting unit. Based on performance of this test, it was determined that the goodwill allocated to 3 reporting units and 0 reporting units in 2014 and 2013, respectively, may be impaired. We then undertook the second step of the goodwill impairment test in 2014, which involves the procedures discussed above. As a result of this testing, our management determined that goodwill allocated to 2 of these reporting units in 2014 was impaired, which resulted in a write-off during the year ended December 31, 2014 of $2.1 million.

        Additionally, goodwill associated with one Suezmax vessel, which was sold in July 2014, of $1.2 million was written-off during the year ended December 31, 2014. One Aframax vessel was sold in October 2013 and another Aframax vessel, which was held for sale at December 31, 2013, was sold in February 2014. Goodwill associated with these two vessels of $1.1 million was written-off during the year ended December 31, 2013.

        It was determined that there was no indicator of goodwill impairment during the three months ended March 31, 2015 and 2014.

      Stock-Based Compensation

        Compensation cost for all stock awards expected to vest is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock is determined based on the number of shares granted and the value of our common stock. The fair value of options is based on the fair value of such options at the time of grant. Such value is recognized as an expense over the service period, net of estimated forfeitures. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including economic environment and historical experience.

Recent Accounting Pronouncements

        In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity's results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. We do not expect a material impact on our consolidated financial statements as a result of the adoption of this standard.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or "ASU 2014-09," which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the potential impact of this standard update on our consolidated financial statements.

        In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Amendments to the Consolidation Analysis, which focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. This new standard simplifies consolidation accounting by reducing the number of consolidation models and providing incremental benefits to stakeholders. In addition, the new standard places more emphasis on risk of loss when determining a controlling financial interest, reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (a "VIE"), and changes consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The new standard will be effective for periods beginning after December 15, 2015 for public companies. For private companies and not-for-profit organizations, the new standard will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are evaluating the potential impact of this standard update on our consolidated financial statements.

Quantitative and Qualitative Disclosure of Market Risk

        Interest Rate Risk.    We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At March 31, 2015 and December 31, 2014, we had $656.2 million of floating rate debt with a margin over LIBOR of 4%. As of March 31, 2015 and December 31, 2014, we were not party to any interest rate swaps.

        A 100 basis point (one percent) increase in LIBOR would have increased interest expense on our outstanding floating rate indebtedness, amounting to $656.2 million as of March 31, 2015 and December 31, 2014, that was not hedged by approximately $1.6 million for the three months ended March 31, 2015 and $6.7 million for the year ended December 31, 2014.

        The consummation of this offering and the use of proceeds to repay or redeem a portion of our current indebtedness is expected to decrease our exposure to variable rate debt.

        Foreign Exchange Rate Risk.    The international tanker industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroner.

        During the three months ended March 31, 2015, approximately 0.1% of our direct vessel operating expenses was denominated in foreign currencies. During the year ended December 31, 2014, approximately 5.9% of our direct vessel operating expenses was denominated in foreign currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would have been approximately $2,000 for the three months ended March 31, 2015 and $0.5 million for the year ended December 31, 2014.

        As discussed under "Business—Employees" we are in the process of closing our Portugal office and other offices outside the U.S. and expect these closures to be complete prior to July 1, 2015. Following the closure of these offices, we expect that our exposure to currency exchange rate fluctuations will be significantly reduced.

        Commodity Risk.    Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. We do not currently hedge our fuel costs; thus an increase in the price of fuel may adversely affect our profitability and cash flows.

        During the three months ended March 31, 2015 and the year ended December 31, 2014, fuel costs amounted to approximately 65.0% and 76.6%, respectively, of our voyage expenses. The potential additional expenses from a 10% increase in fuel price would have been approximately $3.0 million for the three months ended March 31, 2015 and $18.4 million for the year ended December 31, 2014. See "Risk Factors—Risk Factors Related To Our Company—An increase in costs could materially and adversely affect our financial performance" for further discussion of risks related to fuel prices.

        Inflation.    We do not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

JOBS Act

        In April 2012, the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act," was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Controls and Procedures

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

        We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. The requirement for such an evaluation by management will first apply to our Annual Report on Form 10-K for the year ending December 31, 2016. Our independent registered public accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K no earlier than the first year we are no longer an "emerging growth company."

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

        All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

        The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, given its ability to carry large quantities of crude oil over long distances.

        The oil tanker shipping industry is primarily divided between crude tankers, that carry either crude oil or residual fuel oil, and product tankers that carry refined petroleum products (products) and in some cases simple bulk liquid chemicals. The following review focuses on the crude tankers, and in particular on VLCCs, Suezmaxes and Aframaxes (an explanation of the various tanker types follows later).

        In broad terms, demand for crude oil traded by sea is principally affected by world and regional economic growth, and by other factors such as the location of oil refinery capacity and differentials in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and the volume of crude oil moved by sea (see chart below).

World GDP and Crude Oil Seaborne Trade(1)
(Percent change year on year)

(1)
GDP/Trade—provisional assessments

Source: Drewry

        The volume of crude oil moved by sea was affected by the economic recession in 2008/2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefitted from strong economic growth in Asia, especially in China, which has seen domestic oil consumption grow by a compound average growth rate (CAGR) of 5.0% between 2004 and 2014.

        Per capita oil consumption in developing countries such as China is also low in comparison with the developed world, and this will help to underpin demand for oil in developing economies going forward, as it is expected that per capita oil consumption will continue to rise. Conversely, oil consumption in developed OECD economies has declined by a small amount over the last decade.

        In 2014 total seaborne trade in crude oil was equivalent to 2.1 billion tons and in the period 2004 to 2014 it grew by a CAGR of 0.3%. However, differences in the level of regional oil consumption, as well as shifts in the location of global refinery capacity from the developed to the developing world, have brought about significant changes in the geographical pattern of crude oil movements.

        Long haul crude oil trades, such as West Africa to China have grown at a faster rate than trade as a whole, and as such, crude tanker demand expressed in terms of ton miles (the volume of trade multiplied by the distance of the laden voyage leg) grew by a CAGR of 1.3% from 2004 to 2014, in effect five times the rate of overall trade growth.

Seaborne Crude Oil Trade and Crude Oil Tanker Demand

Source: Drewry

        Supply in the tanker sector, measured in terms of deadweight (dwt) cargo carrying capacity, is primarily influenced by the size of the existing fleet, and the rate of deliveries of newbuildings from tanker orderbook, as well as the rate of removals from the fleet via vessel scrapping, conversion or loss. After a period of rapid expansion, supply growth in the tanker sector is moderating, with the overall tanker fleet growing by just 0.9% in 2014.

        New tanker orders in the period 2010-2014 were limited due to lack of available bank financing and a weak freight rate environment, which has contributed to the total crude oil tanker orderbook amounting to 14.3% of the existing total tanker fleet as of March 2015, compared with nearly 50% of the existing fleet at a recent peak in 2008.

        Although new ordering picked up in the tanker sector in the second half of 2014, supply growth is likely to remain low in the remainder of 2015 and 2016 due to the low level of new orders that were placed in 2012, 2013 and early 2014. Net changes in the size of the crude tanker fleet based on carrying capacity in the period January 2004 to December 2014 are shown in the chart below.

Net Changes (%) in the Size of the Crude Tanker Fleet(1)

(1)
Based on Dwt

Source: Drewry

        Tanker freight rates have increased recently due to a number of factors, including: (i) increased global demand for oil driven by emerging markets, (ii) longer voyage distances as a result of changing oil trading patterns, and (iii) moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity.

        In 2014 average time charter equivalent (TCE) rates for VLCC, Suezmax and Aframax tankers were higher than average rates in 2013, and the upward momentum in earnings has been maintained in the opening months of 2015.

Crude Oil Tanker Time Charter Equivalent (TCE) Rates(1)
(US$ Per Day)

	2011-2014
				2013 Average	2014 Average	2015(3) Average
	Average	Low(2)	High
VLCC	16,516	-7,400	85,600	14,950	27,858	60,400
Suezmax	18,247	5,500	50,100	18,417	27,242	47,600
Aframax	18,218	3,600	76,000	21,242	33,108	31,400

(1)
Rates for VLCC—Middle East—Japan; Suezmax—Africa—Caribs/US Eastern Seaboard(USES); Aframax—North West Europe—North West Europe

(2)
TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption

(3)
January to March 2015

Source: Drewry

        The improvement in freight rates and more positive market sentiment have also had a beneficial impact on newbuilding and secondhand vessel values. For example, in March 2015, a five year old VLCC was valued at $81 million, compared with $73 million in March 2014.

World Oil Demand and Production

        Oil accounts for approximately one third of global energy consumption. World oil demand has increased steadily over the past 15 years, with the exception of 2008 and 2009. In 2014, demand increased to 92.7 million barrels per day (bpd), which represents an 8.2% increase from the recent low recorded in 2009.

        In recent years, growth in oil demand has been largely driven by developing countries in Asia as well as growing Chinese consumption. Conversely, demand for oil in North America and Europe has been in decline (see table below). In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2004 to 2014 grew at CAGR rates in excess of 3%, and in the case of China, the CAGR was 5.0%. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on longer haul routes and these underlying trends are expected to continue.

World Oil Demand
(Million Barrels Per Day)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR % 2004-2014
North America	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.6	24.0	24.1	-0.5%
Europe—OECD	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.7	13.4	-1.5%
Pacific	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.6	8.3	8.1	-0.5%

Total OECD	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	46.0	45.6	-0.8%

Former Soviet Union	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.7	4.9	2.8%
Europe—Non OECD	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.0%
China	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.8	10.1	10.4	5.0%
Asia (exc China)	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.9	12.1	3.5%
Latin America	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.4	6.6	6.8	3.3%
Middle East	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.7	7.9	8.1	3.4%
Africa	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.7	3.8	3.9	3.4%

Total Non-OECD	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	44.1	45.7	46.9	3.6%

World Total	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	90.1	91.7	92.5	1.2%

Source: Drewry

        Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports. Chinese per capita consumption of oil is currently less than one fifth of US per capita consumption, and in the case of India it is approximately one tenth of US consumption.

Oil Consumption Per Capita: 2014
(Tons per Capita)

Source: Drewry

        Global trends in oil production have naturally followed the growth in oil demand, allowing for the fact that changes in the level of oil inventories also play a part in determining final production levels. Proven global oil reserves in 2014 were approximately 1,650 billion barrels, more than 50 times current rates of production.

        Oil reserves tend to be located in regions far from the major consuming countries and the distance between points of production and points of consumption drives demand for crude tanker shipping. In this respect one important trend in recent years has been the development of tight or shale oil reserves in the United States, which has had a positive impact on US domestic oil production, but a negative impact on the volume of US crude oil imports.

        Nevertheless, much of the oil from West Africa and the Caribbean that was historically imported by the US is now shipped to China, which has had a beneficial impact on tanker demand due to the longer distances over which the oil travels.

World Oil Production
(Million Barrels Per Day)

Region	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR—% 2004-2014
N. America	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	18.7	2.5%
Former Soviet Union	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.9	13.9	2.2%
OPEC	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	36.7	36.7	1.1%
Asia	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.7	7.6	1.9%
Other	18.0	18.3	18.1	16.6	16.4	17.0	17.3	16.8	16.0	16.0	16.4	-0.9%

Total	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	90.9	91.4	93.3	1.2%

Source: Drewry

        The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput is moving from the developed to the developing world. The changes that have occurred in the period 2004 to 2014 are summarized below.

Refinery Throughput
(Million Barrels Per Day)

Region	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR % 2004-2014
North America	18,868	18,518	18,484	18,460	17,879	17,502	17,740	17,707	17,993	18,301	18,830	-0.02%
S. & Cent. America	5,401	5,380	5,334	5,456	5,369	4,900	4,850	5,053	4,657	4,620	4,730	-1.3%
Europe & Eurasia	20,371	20,736	20,783	20,716	20,635	19,509	19,627	19,491	19,538	19,142	19,050	-0.7%
Middle East	5,796	6,008	6,300	6,397	6,396	6,241	6,338	6,517	6,388	6,353	6,400	1.0%
Africa	2,304	2,491	2,372	2,372	2,457	2,292	2,449	2,169	2,206	2,190	2,200	-0.5%
Australasia	820	757	749	767	756	762	756	789	779	735	735	-1.1%
China	5,382	5,916	6,155	6,563	6,953	7,488	8,571	9,059	9,199	9,648	9,930	6.3%
India	2,559	2,561	2,860	3,107	3,213	3,641	3,899	4,085	4,302	4,462	4,500	5.8%
Japan	4,038	4,136	4,026	3,995	3,946	3,627	3,619	3,410	3,400	3,453	3,450	-1.6%
Other Asia Pacific	7,364	7,491	7,482	7,521	7,387	7,288	7,397	7,390	7,436	7,227	7,300	-0.1%

Total World	72,903	73,995	74,545	75,354	74,992	73,249	75,245	75,668	75,899	76,131	77,125	0.6%

Source: Drewry

        Chinese and Indian refinery throughput for example have grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption and in the case of India the construction of export orientated refineries. Conversely, in developed economies such as Europe refinery capacity is in decline. The shift in refinery capacity is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East, while few new refineries are planned for North America and Europe.

Crude Oil Imports

        Growing domestic oil consumption and the expansion of refinery capacity have stimulated significant increases in Chinese and Indian seaborne crude oil imports in the last decade.

        During the period from 2004 to 2014, Chinese crude oil imports increased by a CAGR of 9.6%, while Indian imports increased by a CAGR of 6.9%. Given the strength in oil demand in these countries and low per capita consumption these trends are expected to continue, although not necessarily at the same growth rate. However, over the same period Japanese crude oil imports declined by 2.1% and US imports have also declined by approximately 25% between 2004 and 2014 as a result of growing domestic oil supplies.

 Asian Countries-Crude Oil Imports
(Million Tons)

Source: Drewry

Seaborne Crude Oil Trades

        The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2014 is provisionally estimated at 2.1 billion tons, equivalent to 69% of all seaborne oil trade. The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2014.

Seaborne Crude Oil Trade Development: 1980 to 2014
(Million Tons)

Source: Drewry

        As a result of changes in trade patterns, as well as shifts in refinery locations, ton mile employment in the tanker sector has grown faster than the underlying growth in seaborne trade. In the period from 2004 to 2014 ton mile demand in the crude tanker sector grew at a CAGR of 1.3%, against a CAGR of 0.3% for crude oil movements. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Oil Tanker Demand

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR% 2004-2014
Seaborne Trade—Million Tons
Crude Oil	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,088	2,105	0.3%
Refined Products	637	696	740	738	793	834	883	912	937	956	973	4.3%

Total	2,680	2,772	2,826	2,840	2,904	2,859	2,949	2,944	3,012	3,044	3,078	1.4%

Ton Mile Demand—Billion Ton Miles
Crude Oil	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	9,473	1.3%
Refined Products	1,519	1,691	1,787	2,014	2,210	2,284	2,448	2,510	2,565	2,650	2,724	6.0%

Total	9,813	10,138	10,413	10,721	11,063	10,796	11,356	11,313	11,724	11,964	12,197	2.2%

Average Voyage Lengths (Miles)
Crude Oil	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,461	4,500	1.0%
Refined Products	2,385	2,430	2,415	2,729	2,787	2,739	2,772	2,752	2,737	2,772	2,800	1.6%

Source: Drewry

Crude Oil Trading Routes

        The crude tanker fleet consists of four vessel classes.

  •
  VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers (ULCCs) although for the purposes of this report they are included within the VLCC category.

  •
  Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones.

  •
  Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt, or approximately 800,000 barrels. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. Aframax tankers can be both coated and uncoated, and it is uncoated ships which are engaged in crude oil trades.

  •
  Panamax tankers, with an oil carrying capacity of 55,000 to 80,000 dwt, carrying 350,000 to 500,000 barrels. Panamax tankers operate in more specialized trading spheres as they are designed to take advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

        The number of Panamax crude oil tankers is however quite small and many are engaged in cabotage trades. For this reason they are excluded from the fleet analysis, as are Aframax and Suezmax shuttle tankers. Shuttle tankers transport oil from offshore oilfields to land based terminals and they tend to work on dedicated trades and therefore they do not form part of the open tanker market.

        VLCCs are built to carry cargo parcels of two million barrels and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. This feature makes VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. Aframax tankers are typically employed on short to medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessels. The diagram and table below show the principal routes for crude oil tankers and where VLCC, Suezmax and Aframax vessels are deployed.

Main Crude Oil Trading Routes

Crude Oil Tankers-Principal Routes by Vessel Category

Area	Haul Length	Trade Route	VLCC	Vessel Type Suezmax	Aframax
Inter-Regional	Long	Middle East Gulf - North Asia	Yes	Yes
		Middle East Gulf - South East Asia	Yes	Yes	Yes
		Middle East Gulf - Caribbean/US	Yes
		Middle East Gulf - Europe - Suez(1)	Yes	Yes
		W. Africa - Caribbean/US	Yes	Yes	Yes
		W. Africa - North Asia	Yes	Yes
		W. Africa - South East Asia	Yes
		S. America - North Asia	Yes
		S. America - South East Asia	Yes
		US Gulf - Asia		Yes
		Middle East Gulf - Europe - Cape(2)	Yes
		W. Africa - Europe		Yes	Yes
		North West Europe - North America			Yes
		Middle East Gulf - Pacific Rim		Yes	Yes
Intra-Regional	Medium	North West Europe		Yes	Yes
		Caribbean		Yes	Yes
		Mediterranean		Yes	Yes
		Asia - Pacific		Yes	Yes

Source: Drewry

        Crude oil tankers do not always operate on round trip voyages and in order to minimize ballast time and maximize vessel earnings they will sometimes engage in what is known as "triangulation" voyages. A typical triangulation voyage for a VLCC is illustrated in the chart below.

Indicative VLCC Triangulation Voyage Pattern

Source: Drewry

Principal Crude Oil Trades
(Million Tons)

To	From	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR —% 2003-2013
U.S.	S. America	175.3	187.2	187.5	182.3	169.8	157.1	155.2	156.5	153.7	138.8	118.8	-3.8%
	North Africa	13.4	17.7	21.1	30.1	32.8	25.1	21.8	22.4	12.1	11.4	4.1	-11.2%
	West Africa	78.3	89.5	97.8	95.7	99.6	92.2	81.5	86.9	69.5	40.8	29.7	-9.2%
	Middle East	122.4	122.1	110.3	109.1	105.0	116.0	86.6	85.9	94.7	108.6	98.8	-2.1%
India	Middle East	40.0	45.0	53.0	58.7	80.1	91.0	101.0	97.1	106.4	118.4	120.0	11.6%
China	S. America	0.8	2.9	4.3	9.4	10.3	12.7	13.0	19.5	21.4	26.3	26.5	41.9%
	North Africa	0.3	2.0	3.2	3.7	4.6	4.1	7.9	9.8	5.8	10.6	5.5	33.8%
	West Africa	21.8	33.3	35.2	41.8	46.1	49.8	53.5	61.0	54.3	53.6	58.8	10.4%
	Middle East	46.3	55.8	59.9	65.6	72.8	89.6	97.5	112.8	130.0	134.9	145.5	12.1%
Japan	Middle East	184.0	184.3	189.9	185.9	176.8	177.8	161.4	157.5	153.1	149.6	148.7	-2.1%

Source: Drewry

        The distance over which oil has to travel does have a direct bearing on the transportation requirement. The table below shows the shipping requirement (by main vessel class) associated with transporting 10 million tons of crude oil over a number of different routes. For example, to move 10 million tons per annum (approximately 75 million barrels) from W. Africa to the Caribbean/USES would require 5.7 VLCCs, but from W. Africa to China the requirement increases to 9.5 VLCCs for the same volume of oil.

 Indicative Crude Oil Voyage Distances and Ship Requirements

Route	Round Trip-Miles(1)	No. of Voyages Per Annum(2)	No. of Tankers Required(3)
VLCC
Mid East—Japan	15,000	6.0	5.9
Midde East—Europe	20,350	4.6	7.7
Middle East—U.S.	26,550	3.6	10.0
W. Africa—China	24,700	3.8	9.5
W. Africa—India	16,700	5.4	6.6
W. Africa—Caribbean/USES	14,400	6.3	5.7
S. America—China	35,400	2.7	13.4
S. America—India	27,300	3.4	10.5
Suezmax
Middle East—Europe	14,700	6.1	10.2
W.Africa—Europe	9,900	8.8	7.1
W.Africa—Caribs/USES	13,100	6.8	9.2
Black Sea—Mediterranean	4,800	16.4	3.8
Aframax
Caribbean—US Eastern Seaboard(USES)	4,600	17.0	8.4
Baltic—North West Europe	2,600	26.2	5.5
Cross—Mediterranaean	4,100	18.6	7.7
Midlde East—South East Asia	8,900	9.7	14.7

(1)
—Assumes Suez Canal ballast transit for appropriate voyages

(2)
Assumes round trip voyage, normal sailing speeds and 350 day operating year

(3)
No of tankers required to transport 10 Million Tons per Annum

Source: Drewry

        The impact of voyage length on ship requirement is further illustrated in the chart below, which shows the VLCC requirement associated with transporting different quantities of oil on four main crude routes. As can be seen at one million tons per annum the shipping requirement across the four different routes is quite close, but as the volume of oil moved increases the shipping requirement rises faster on the long haul routes.

Impact of Voyage Distance on VLCC Ship Requirement
(No. of VLCCs Required for Seaborne Trade Volume)

The Crude Oil Tanker Fleet

        As of March 31, 2015 the crude oil tanker fleet consisted of 1,798 ships with a combined capacity of 34.3 million dwt. In addition, a further 228 ships with a combined capacity of 49.0 million dwt were on order, equivalent to 14.3% of the existing fleet. The scheduled delivery dates of the ships currently on order is shown in the table below.

Crude Oil Tanker Fleet & Orderbook(1)—March 31, 2015

						Orderbook—March 2015				Scheduled Deliveries
		Existing Fleet—March 2015
						Orderbook		% Fleet		2015		2016		2017		2018+
		Number of Vessels	% of Fleet	Capacity M Dwt	% of Fleet
Vessel Type	Dwt					No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt
Crude Tankers
VLCC	200,000+	635	33.0	195.2	55.7	100	31.3	15.7	16.0	27	8.4	52	16.2	14	4.4	0	0.0
Suezmax	120-199,999	483	25.1	74.9	21.4	76	11.9	15.7	15.9	14	2.1	28	4.4	20	3.2	4	0.6
Aframax	80-119,999	680	35.4	73.2	20.9	52	5.8	7.6	7.9	10	1.1	20	2.2	7	0.8	6	0.7

Total Crude Fleet		1,798	93.5	343.3	98.0	228	49.0	12.7	14.3	51	11.6	100	22.8	41	8.4	10	1.3

(1)
Aframax, Suezmax and VLCC tankers only

Source: Drewry

        Growth in crude oil tanker supply has slowed as a result of lower levels of new ordering and an increase in vessel demolitions & conversions. Between the end of 2013 and the end of 2014 the VLCC fleet grew by 1.8%. This represents the lowest annual increase in supply since 2007. In 2014, deliveries of new crude tankers to the fleet were at their lowest level since 2007, which was a major factor in helping to correct over-supply within the sector. The chart below indicates the development of the crude tanker fleet by the three main vessel size classes from the end of 2004 to March 2015.

Crude Oil Tanker Fleet Development(1)
(Million Dwt)

(1)
Fleet at end of year through to March 31, 2015

Source: Drewry

        Lower levels of new ordering combined with cancellations have resulted in a declining vessel orderbook. At its peak in 2008, the VLCC orderbook was equivalent to 50% of the existing fleets, but by March 31, 2015, it was equivalent to 16% of the existing VLCC fleet. The orderbook for Suezmax and Aframax tankers has also followed a similar course, as can be seen in the chart below.

Crude Oil Tanker Orderbooks—Percent Existing Fleet(1)

(1)
Through to March 31, 2015, based on Dwt

Source: Drewry

        Deliveries from the orderbook are a major factor in determining future changes in supply. In this respect it is not unusual for there to be delays in the delivery of new ships, which are often referred to as "slippage". Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. The table below indicates the relationship between scheduled and actual deliveries for VLCCS in the period 2010 to 2014.

VLCCs: Scheduled versus Actual Deliveries

	Number of VLCCs			DWT
Year	Scheduled Deliveries	Actual Deliveries	Non Deliveries (%)	Scheduled Deliveries	Actual Deliveries	Non Deliveries (%)
2010	90	54	40%	27,770,630	16,572,136	40%
2011	94	62	34%	29,134,270	19,106,737	34%
2012	73	49	33%	22,961,389	15,340,705	33%
2013	56	30	46%	17,782,961	9,517,454	46%
2014	32	23	28%	10,505,000	7,626,000	27%

Source: Drewry

        Tanker supply is also affected by vessel scrapping or demolition and the removal of vessels through loss and conversion. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its "in-class" status. Often, particularly when tankers reach approximately 25 years of age (less in the case of VLCCs), the costs of conducting the class survey and performing required repairs become economically inefficient. In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low.

        The age profile of a fleet is therefore an indicator of likely rates of demolition and the percentage of the fleet (based on dwt) aged 15 years or more in the VLCC, Suezmax and Aframax sectors is shown in the chart below. In summary, in March 2015, 19.9% of the VLCC fleet, 18.7% of the Suezmax fleet and 18.0% of the Aframax fleets were aged 15 years or more.

Age Profile Crude Oil Tanker Fleet: March 31, 2015
(% based on Dwt)

Source: Drewry

Eco Ships

        A conventional VLCC sailing at design speed can quite easily consume 100 tons of bunkers (fuel) per day, and with fuel costing approximately $600 per ton at times during 2013 it is not surprising that shipowners are continually seeking ways to reduce costs, especially when freight markets are weak.

        One option is to build an Eco ship. An Eco ship is essentially a vessel which has been designed to use considerably less fuel while carrying the same amount of cargo as a conventional ship. In addition, an Eco ship typically has a number of technical innovations which makes it more environmentally friendly. Such vessels are a comparatively new development, with the first designs appearing around 2011.

        A newbuilding Eco ship has an optimized hull form and a lower speed fuel efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice this only happens when markets are substantially over-supplied and bunker prices are high. Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint, or installing a mewis duct (which maximizes propeller thrust) and a rudder bulb. But retrofitting an optimized hull form and a lower speed fuel efficient engine are not economic options which can be applied to an existing ship. Hence, this is why so many owners have decided to build new Eco ships, even though there is a capital cost consideration to be taken into account.

        Eco ships started to be delivered in the second half of 2012 and in the case of tankers, most of the vessels delivered to date have been less than 100,000 dwt. Size is important in evaluating the relative benefits of Eco vessels, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an Eco design and a conventional tanker. But for a VLCC which spends a larger part of the year at sea, design features that reduce voyage costs have a greater impact on lowering break-even positions.

        Shipbuilders do not provide warranted performance data for Eco ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over conventional units are achievable under normal sailing speeds. It also seems to be the case that the first Eco ships that were delivered in 2012 are not as sophisticated and as efficient in design as the ships that are scheduled to be delivered in 2015/2016.

        Overall, within the tanker industry opinion is divided with regard to the merits of Eco ships and their performance relative to non-Eco ships. However, the tanker market has already been influenced by their introduction, as ship brokers are now reporting a two-tier time charter market, with Eco tankers commanding a premium over conventional tankers.

The Crude Oil Tanker Freight Market

  Types of Charter

        Oil tankers are employed in the market through a number of different chartering options, described below.

  •
  A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

  •
  A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  •
  A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

  •
  A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Tanker Freight Rates

        Worldscale is the tanker industry's standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

        Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

        The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax and Aframax markets. The table below illustrates period average TCE rates for VLCCs, Suezmax and Aframax tankers from 2004 to March 2015.

Time Charter Equivalent (TCE) Spot Rates: 2004-2015
(US$/Day—Period Averages)

Year Period Average	Aframax NWE-NWE	Suezmax W. Africa-Caribs/USES	VLCC AG—Japan
2004	55,408	64,792	95,258
2005	57,517	40,883	59,125
2006	47,067	40,142	51,142
2007	41,975	35,392	45,475
2008	56,408	52,650	86,708
2009	19,883	20,242	29,483
2010	27,900	19,658	39,767
2011	12,267	14,317	10,342
2012	10,583	15,717	13,058
2013	13,025	14,683	12,575
2014	34,033	26,067	25,283
2015(1)	40,500	41,533	60,400

(1)
Average Rate January to March, 2015

Source: Drewry

        From 2005 to 2007, spot rates for all tankers sizes rose steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity. This increased demand for capacity led to a tighter balance between vessel demand and supply and consequently led to rising freight rates.

        As the world economy weakened in the second half of 2008, demand for oil fell and this had a negative impact on tanker demand and freight rates. Rates declined further in 2009, only to recover in the early part of 2010, but the recovery was short-lived and they started to fall once more in mid-2012 and they remained weak in the rest of 2012 and into 2013.

        At times during 2013, TCE rates for VLCCs were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns, as indicated in the chart below, may have turned these rates into positive earnings.

        However, in the second half of 2014 tanker rates started to improve and the general upward path has been maintained in the opening months of 2015. Improved freight rates are a result of a tighter balance between tanker supply and demand and more positive market sentiment and in the opening months of 2015 TCE rates for a VLCC have averaged $60,400 per day, compared with an average of just over $25,000 per day in 2014. The improvement in spot rates has also led to an increase in time charter rates as the following chart indicates.

Crude Tanker 1 Year Time Charter Rates
(US$ Per Day—Period Average)

Source: Drewry

Newbuilding and Secondhand Prices

        Global shipbuilding is concentrated in China, South Korea and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. Collectively, these three countries account for over 80% of global shipbuilding production.

        Vessels are constructed at shipyards of varying size and technical sophistication. Dry bulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil tankers, container vessels and LNG carriers having a much higher degree of technical sophistication. The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually greater than 12 months, and in times of high shipbuilding demand, can extend to two to three years.

        The following charts show the trend in newbuilding prices and secondhand values for VLCCs, Suezmax and Aframax tankers between January 2004 and March 2015 and the corresponding 10-year averages.

 VLCC—Newbuilding & Secondhand Prices(1)
(US$ Million)

(1)
Through March 2015

Source: Drewry

Suezmax—Newbuilding & Secondhand Prices(1)
(US$ Million)

(1)
Through March 2015

Source: Drewry

 Aframax—Newbuilding & Secondhand Prices(1)
(US$ Million)

(1)
Through March 2015

Source: Drewry

        Newbuilding prices as a whole rose steadily between 2004 and mid 2008 due to high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of increasing steel prices and the weakening U.S. Dollar. Prices, however, weakened in 2009, as a result of a downturn in new ordering, and remained weak until the second half of 2013, when they started to rise once more. Further modest increases occurred in 2014, which have since leveled out in the opening months of 2015.

Secondhand Prices

        Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values, however, are also influenced by other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under, are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic life, are influenced by the value of scrap steel.

        In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the price of younger vessels, with commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the foreseeable future.

        Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The sale and purchase market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.

        Values of secondhand tankers generally reached a recent low in the middle of 2013 and since then, they have shown steady gains for most tanker types in line with the upward trend in freight rates.

BUSINESS

Our Company

        We are Gener8 Maritime Inc., a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, one of the largest independent vessel pool managers. We own a fleet of 46 tankers, including 25 vessels on the water, consisting of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm deadweight tons as of March 31, 2015, and 21 "eco" VLCC newbuildings equipped with advanced, fuel-saving technology, that are being constructed at highly reputable shipyards, with expected deliveries from August 2015 through February 2017. These newbuildings are expected to more than double our fleet capacity to 10.8mm DWT, based on the contractually-guaranteed minimum DWT of newbuild vessels. After the delivery of these vessels, we believe that our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned VLCC fleets worldwide based on current estimated fleet sizes. In addition to being one of the largest owners by deadweight tonnage of VLCC and Suezmax vessels, we believe we will uniquely benefit from our strategic commercial management relationship with the Navig8 Group, the largest fully-integrated commercial management platform in our industry.

        General Maritime was founded in 1997 by our Chairman and Chief Executive Officer, Peter Georgiopoulos, and has been an active owner, operator and consolidator in the crude tanker sector. Mr. Georgiopolous has overseen the purchase of more than 200 vessels across six companies, for an aggregate purchase price of over $7.5 billion. Navig8 was formed in 2013 by the Navig8 Group, as a crude tanker owning entity and has contracts for 14 "eco" VLCC newbuilding vessels. Navig8 Group manages over 300 vessels across 15 vessel pools. In addition to the greater scale provided by our transformative transaction, we bring to our merged organization the combined industry expertise of General Maritime's existing management team and former senior executives at Navig8 Crude, who are expected to serve as consultants to our Board of Directors and are expected to sit on our Strategic Management Committee. We believe that we will benefit from multiple commercial and operational advantages of Navig8 Group's VL8, Suez8 and V8 pools, in which we intend to employ our spot VLCC, Suezmax and Aframax vessels, including enhanced scale and access to incremental market intelligence. In addition, subject to reaching mutually agreeable commercial terms, we expect to receive a profit participation right in the Suez8 and the VL8 pools.

        The table below provides information as of March 31, 2015 regarding our vessels on the water, all of which are part of Gener8 Maritime's historical fleet.

Vessel	Year Built	DWT	Employment Status	Yard	Flag
VLCC
Genmar Zeus	2010	318,325	Pool	Hyundai	Marshall Islands
Genmar Atlas	2007	306,005	Pool	Daewoo	Marshall Islands
Genmar Hercules	2007	306,543	Pool	Daewoo	Marshall Islands
Genmar Ulysses	2003	318,695	Pool	Hyundai	Marshall Islands
Genmar Poseidon	2002	305,795	Pool	Daewoo	Marshall Islands
Genmar Victory	2001	312,640	TC	Hyundai	Bermuda
Genmar Vision	2001	312,679	TC	Hyundai	Bermuda
SUEZMAX
Genmar Spartiate	2011	164,925	Pool	Hyundai	Marshall Islands
Genmar Maniate	2010	164,715	Pool	Hyundai	Marshall Islands
Genmar St. Nikolas	2008	149,876	TC	Universal	Marshall Islands
Genmar George T	2007	149,847	Pool	Universal	Marshall Islands
Genmar Kara G	2007	150,296	Pool	Universal	Liberia
Genmar Harriet G	2006	150,296	Pool	Universal	Liberia
Genmar Orion	2002	159,992	Pool	Samsung	Marshall Islands
Genmar Argus	2000	159,999	Pool	Hyundai	Marshall Islands
Genmar Spyridon	2000	159,999	Pool	Hyundai	Marshall Islands
Genmar Horn	1999	159,475	Pool	Daewoo	Marshall Islands
Genmar Phoenix	1999	153,015	Pool	Halla	Marshall Islands
AFRAMAX
Genmar Strength	2003	105,674	Spot	Sumitomo	Liberia
Genmar Daphne	2002	106,560	Spot	Tsuneishi	Marshall Islands
Genmar Defiance	2002	105,538	Spot	Sumitomo	Liberia
Genmar Elektra	2002	106,560	Spot	Tsuneishi	Marshall Islands
PANAMAX
Genmar Companion	2004	72,749	Spot	Dalian China	Bermuda
Genmar Compatriot	2004	72,749	Spot	Dalian China	Bermuda
HANDYMAX
Genmar Consul	2004	47,400	Spot	Uljanik Croatia	Bermuda

Vessels on the Water Total		4,520,347

TC = Time Chartered (see below under the heading "Business—Our Charters")

Pool = Vessel is chartered into a pool where it is deployed on the spot market.

*
Does not include Nave Quasar (VLCC) which we have time-chartered in with an anticipated charter expiration in February 2016. This vessel is currently chartered-in to the VL8 pool where it is deployed on the spot market. For more information about the Nave Quasar time charter see "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Nave Quasar Time Charter."

        We believe we are uniquely positioned to benefit from the near-term delivery of our VLCC newbuildings shown in the table below. In addition to providing significant growth over the next 21 months, we believe that the timing of our orders, placed in 2013-2014 and expected to deliver as the tanker market continues its expected recovery, positions us to capture significant upside. Our Strategic Management Committee is expected to be comprised of members having long-standing relationships with high-quality shipyards that facilitated our efficient ordering and securing of delivery slots. Further, we believe the Committee members' collective track record overseeing the construction of more than 100 vessels, including constructions currently in progress, helps ensure that our vessel constructions will be held to the highest standards. The table below provides information regarding our newbuild vessels.

Vessel	Expected Delivery	Estimated DWT(1)	Yard
VLCC
Hull 5404	Q3 2015	300,000	Daewoo
Hull 1384	Q3 2015	300,000	SWS
Hull 5405	Q4 2015	300,000	Daewoo
Hull 5406	Q4 2015	300,000	Daewoo
Hull 1385	Q4 2015	300,000	SWS
Hull 5407	Q4 2015	300,000	Daewoo
Hull 5408	Q1 2016	300,000	Daewoo
Hull 768	Q1 2016	300,000	HHI
Hull 1355	Q1 2016	300,000	SWS
Hull S777	Q2 2016	300,000	HSHI
Hull 1356	Q2 2016	300,000	SWS
Hull 769	Q3 2016	300,000	HHI
Hull 137	Q3 2016	300,000	HHIC Phil Inc.
Hull 2794	Q3 2016	300,000	HSHI
Hull S778	Q3 2016	300,000	HSHI
Hull 1357	Q3 2016	300,000	SWS
Hull 770	Q4 2016	300,000	HHI
Hull 138	Q4 2016	300,000	HHIC Phil Inc.
Hull 2795	Q4 2016	300,000	HSHI
Hull 1358	Q4 2016	300,000	SWS
Hull 771	Q1 2017	300,000	HHI

Newbuilding Total		6,300,000

Fleet Total Including Newbuildings		10,817,866

(1)
Reflects the contractually-guaranteed minimum DWT of newbuilding vessels.

        All of our newbuild vessels are considered "eco," incorporating many of the latest technological improvements designed to optimize speed and reduce fuel consumption and emissions. These enhancements are expected to result in an estimated fuel savings of approximately 18 tons per day or $6,300 per vessel per day for each of our 21 "eco" VLCC newbuildings over conventional VLCCs, based on an assumed bunker price of $350/ton and operation at an assumed average speed of 12 knots.

        Our fleet is employed worldwide. Approximately 78% of our total fleet carrying capacity based on DWT, including newbuildings, is focused on VLCC vessels. We are seeing an increase in trip length and ton-miles in the tanker market due to shifting trade patterns and believe that VLCC vessels are uniquely positioned to benefit from such increase and provide operational benefits due to economies of scale.

        We seek to maximize long-term cash flow, taking into account current freight rates in the market and our own views on the direction of those rates in the future. Historically our spot and charter exposures have varied as we continually evaluate our charter employment strategy and the trade-off between shorter spot voyages and longer-term charters. We believe our current vessel employment mix positions us well to benefit from increases in earnings due to an improving tanker market. For the quarter ended March 31, 2015, we had approximately 91% of our vessel operating days exposed to the short-term charter market, mostly via employment in pools.

        Pools generally consist of a number of vessels that may be owned by a number of different ship owners which operate as a single marketing entity in an effort to produce freight efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is typically the responsibility of each ship owner. We believe that pool participation optimizes various operational efficiencies including improving the potential to monetize freight spikes, greater flexibility of voyage planning and fleet positioning, and reduction of waiting times. In addition to these competitive advantages, pool participation provides us with greater access to key market dynamics and information. As of March 31, 2015, five of our VLCC vessels and 10 of our Suezmax vessels were employed in pools. We will contribute all of our spot VLCC and Suezmax vessels into pools managed by the Navig8 Group, as described in greater detail below.

        Gener8 and the Navig8 Group maintain strong relationships with high quality customers, including Unipec, Saudi Aramco, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake, either directly or through pooling arrangements. We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group commercial crude tanker pools, or the "Navig8 Group's pools." Assuming all of our newbuild VLCCs and our existing spot VLCC, Suezmax and Aframax vessels are employed in the VL8, Suez8 and V8 pools, Navig8 Group's VL8 pool will manage a fleet of 48 vessels, the Suez8 pool will manage 20 vessels and the V8 pool will manage 28 vessels.7 Based on the current estimated size of other VLCC pools, this would position the VL8 pool as the largest global manager of VLCCs. We believe this substantial scale among global tanker pools will provide both Gener8 and these pools with freight optimization and cost benefits through economies of scale, as well as greater access to key market dynamics and information. Navig8 Group, in its management of its established crude tanker pools, has historically demonstrated the ability to outperform the market. Since its inception in January 2011 through December 31, 2014, the VL8 pool has outperformed the average industry wide TCE VLCC earnings during this period as estimated by Drewry8 by approximately 38%. Additionally, we expect the new Gener8 "eco" vessels contributed to the pool will be able to earn higher returns relative to older, non-eco vessels that may be contributed, as fuel consumption is a significant determinant of pool earnings distributed to shipowners.

        Our New York City-based executive management team includes executives with extensive experience in the shipping industry who have a long track record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over 14 years and since General Maritime's inception have overseen purchases of 59 vessels for an aggregate purchase price of over $3.0 billion. Our Chairman and Chief Executive Officer, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of over 150 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our Chief Operating Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 15 years of banking, capital markets and shipping experience and has fostered Gener8's strong

7
Based on size of VL8, Suez8 and V8 pools as of May 11, 2015. Assumed contribution of our existing VLCC and Suezmax vessels excludes two VLCCs and one Suezmax with time charters expiring in January 2016, February 2016 and July 2015, respectively that may be subsequently added to the VL8 or Suez8 pools on spot employment.

8
Based on an average of the estimated TCE VLCC earnings during this period for the following three routes: (i) from the Arabian Gulf to Japan, (ii) from the Arabian Gulf to Northern Europe and (iii) from West Africa to the U.S. Eastern Seaboard.

relationships with its debt and equity providers, which have invested and loaned over $5.2 billion to Gener8 since 2001.

        Our Strategic Management Committee is expected to consist of Messrs. Georgiopoulos, Tavlarios and Vrondissis, as well as Gary Brocklesby and Nicolas Busch, Navig8 Crude's former senior executives, who also are expected to serve as consultants to the Board; Mr. Busch also serves as a member of our Board. Messrs. Brocklesby and Busch each has over 15 years of industry experience and are responsible for all aspects of the Navig8 Group's operations. Their experience derives from prior executive roles coordinating ship management for commodity trading at Glencore, as well as their successful creation of the Navig8 Group, where they oversee management of over 300 vessels across Navig8 Group's commercial pools. Beyond experience, our history in ship management and our strategic commercial management relationship with the Navig8 Group allow greater access to market trends and information. We believe this relationship will drive better-informed decision-making both on employment of vessels and timing of vessel acquisitions and disposals.

        We believe our breadth of management experience and demonstrated track record will allow us to continue executing our growth strategy and to deliver returns to shareholders. In executing our strategy, our practice is to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies while focusing on maximizing shareholder value and returning capital to shareholders when appropriate.

        We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5600. Our website is located at www.gener8maritime.com. Information on our website is not part of this prospectus.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        Significant built-in growth from 21 "eco" VLCC newbuildings.    We believe that following the delivery of our newbuildings our VLCC fleet will be larger than any owned currently by a U.S. publicly-listed shipping company and will be one of the top five non-state owned fleets worldwide based on current estimated fleet sizes. Additionally, we believe our VLCC newbuildings provide the basis for significant growth in our earnings and cash flow as they deliver. As of May 11, 2015, we have $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings, of which we plan to fund a majority through secured debt, leveraging our strong relationships with our lenders. Delivery of these vessels will more than double the DWT capacity of our fleet as compared to March 31, 2015.

        High-quality, versatile and young "eco" fleet.    We own a fleet of 46 tankers, including 21 VLCC newbuildings. Upon the delivery of our newbuildings, the market value-weighted9 average age of our fleet will be reduced to 4.8 years and a non-weighted average age of 8.1 years, making our fleet one of the youngest owned by U.S. publicly-listed crude tanker companies based on current orders. Our current fleet's non-weighted average age is 10.9 years. Our 21 "eco" design VLCC newbuildings incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. These enhancements are expected to result in an estimated fuel savings of approximately 18 tons per day or $6,300 per vessel per day for each of our 21 "eco" VLCC newbuildings over conventional VLCCs, based on an assumed bunker price of $350/ton and operation

9
Based on most recent valuations (as of March 12, 2015) of our operating vessels submitted to our lenders for covenant compliance purposes under our senior secured credit facilities and third-party appraisals of our VLCC newbuildings received on April 16, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessels and Depreciation" for further information on the valuations of our operating vessels.

at an assumed average speed of 12 knots. The vessels in our fleet were or are being built at highly reputable shipyards and are maintained to high standards that comply with the rigorous and comprehensive vetting processes of oil majors. Our diverse crude tanker fleet, with vessel sizes ranging from 70,000 DWT to 300,000+ DWT, provides us with the flexibility to strategically deploy our assets across a wide range of trade routes used for crude oil transportation. We believe that operating a scalable, versatile and high-quality fleet provides us with competitive advantages in securing favorable vessel employment, reducing operating costs and improving vessel utilization.

        Vessel employment strategy well positioned to capture upside from the improving tanker market.    We believe the continued increase in global oil demand and changes in oil trade patterns are driving an increase in crude oil ton-miles. These factors, combined with low near-term net fleet growth, are expected to result in an increase in daily charter rates, which has historically been correlated with an increase in asset values. We employ our vessels to maximize fleet utilization and earnings potential through pool agreements, spot market related employment, and time charters. We seek to maximize long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. As of May 11, 2015, 22 of our 25 vessels were, directly or through spot market focused pools, employed in the spot market. While we believe that our vessel employment strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns and adversely affected to the extent spot market rates decline. We intend to employ a majority of our vessels in the Navig8 Group's crude tanker pools, specifically the VL8, Suez8 and V8 pools. These pools seek to maximize participant returns by employing the vessels into what we believe are improving spot market conditions. Though we believe the tanker market is poised for a recovery, we also seek to manage spot market exposure by entering into fixed rate time charters. We currently have two VLCCs and one Suezmax on fixed rate time charters (expiring in January 2016, February 2016 and July 2015, respectively). We may enter into additional time charters if the prevailing rates meet our return criteria or to manage freight market risk. We continuously monitor the spot and time charter rates in the tanker market and have flexibility in our fleet deployment to shift to longer-duration charters.

        Strong commercial platform, enhanced by our strategic relationship with the Navig8 Group.    Gener8 and the Navig8 Group maintain strong relationships with high quality customers throughout their histories, including Unipec, Saudi Aramco, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake, either directly or through pooling arrangements. We intend to transition the employment of all of our spot VLCC and Suezmax vessels to existing Navig8 Group commercial crude tanker pools. Assuming all of our newbuild VLCCs and our existing spot VLCC, Suezmax and Aframax vessels are employed in the VL8, Suez8 and V8 pools, Navig8 Group's VL8 pool will manage a fleet of 48 vessels, the Suez8 pool will manage 20 vessels and the V8 pool will manage 28 vessels.10 Based on the current estimated size of other VLCC pools, this would position the VL8 pool as the largest global manager of VLCCs. We believe this substantial scale among global tanker pools will provide both Gener8 and these pools with freight optimization and cost benefits through economies of scale, as well as greater access to key market dynamics and information.

        U.S.-based management team and consultants with extensive experience in the shipping industry.    Our New York City-based executive management team and the two consultants we expect to retain include executives with extensive experience in the shipping industry who have a long track record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over 14 years. Our Chairman and Chief Executive Officer, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate

10
Based on size of VL8, Suez8 and V8 pools as of May 11, 2015. Assumed contribution of our existing VLCC and Suezmax vessels excludes two VLCCs and one Suezmax with time charters expiring in January 2016, February 2016 and July 2015, respectively that may be subsequently added to the VL8 or Suez8 pools on spot employment.

ownership of over 150 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our Chief Operating Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 14 years of banking, capital markets and shipping experience. Our Strategic Management Committee is expected to consist of Messrs. Georgiopoulos, Tavlarios and Vrondissis, as well as Gary Brocklesby and Nicolas Busch, Navig8 Crude's former senior executives, who also are expected to serve as consultants to the Board; Mr. Busch also serves as a member of our Board. Messrs. Brocklesby and Busch each has over 15 years of experience and are responsible for all aspects of the Navig8 Group's operations. Their experience derives from prior executive roles coordinating ship management for commodity trading at Glencore, as well as their successful creation of the Navig8 Group, where they oversee management of over 300 vessels across Navig8 Group's commercial pools. Beyond experience, our history in ship management and strategic commercial management relationship with the Navig8 Group allows greater access to market trends and information. We believe this relationship will drive better-informed decision-making both on employment of vessels and timing of vessel acquisitions and disposals. Overall, we believe this breadth of management experience and demonstrated track record will allow us to continue executing our growth strategy.

        High quality, cost-efficient operations.    We outsource the technical management of our fleet to third-party independent technical managers while maintaining an in-house staff who are responsible for overseeing the third-party managers. We believe that this approach results in a cost structure that is highly competitive with the market, while allowing us to maintain our rigorous operational standards. Our management team actively monitors and controls vessel operating expenses and the quality of service that our technical managers provide. Furthermore, many of the vessels in our fleet are "sister ships," which provide us with operational and scheduling flexibility, as well as economies of scale, in their operation and maintenance.

        Strong liquidity and financial flexibility.    Upon consummation of this offering, we believe we will be well-capitalized, with a strong balance sheet to support growth of our business through various charter rate environments. We expect to leverage our strong relationships with our lenders to obtain secured debt to fund the majority of the $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings as of May 11, 2015. We may use a portion of the proceeds of this offering to help fund any remaining payments after giving effect to such anticipated secured debt financing. We believe our balance sheet strength will help position us to capitalize on potential vessel consolidation opportunities as they become available.

Our Business Strategy

        Our strategy is to leverage our competitive strengths to enhance our position within the industry and maximize long-term shareholder returns. Our strategic initiatives include:

  •
  Optimize our vessel deployment to maximize shareholder returns.  We seek to employ our vessels in a manner that maximizes fleet utilization and earnings upside through our chartering strategy in line with our goal of maximizing shareholder value and returning capital to shareholders when appropriate. Based on our expectation of continued improvement in the crude tanker market, we expect to continue to employ our vessels primarily on spot market related employment to capture upside potential. We believe our strategic commercial management relationship with Navig8 Group and participation in Navig8 Group's pools will provide us with unique benefits, including access to both scale and superior utilization, versus the broader market. We believe these pools will allow us to capture additional opportunities as they become available. Our management actively monitors market conditions and changes in charter rates to seek to achieve optimal vessel deployment for our fleet.

  •
  Maintain cost-efficient operations.  We outsource the technical management of our fleet to experienced third-party managers who have specific teams dedicated to our vessels. We believe the technical management cost at third-party managers is lower than what we could achieve by performing the function in-house. We will continue to aggressively manage our operating and maintenance costs and quality by actively overseeing the activities of the third-party technical managers and by monitoring and controlling vessel operating expenses they incur on our behalf.

  •
  Operate a young, high-quality fleet and continue to safely and effectively serve our customers.  Our fully-delivered fleet will have a market-value weighted average age of 4.8 years and a non-weighted average age of 8.1 years, which we believe will be among the youngest crude tanker fleets in the industry11. Our current fleet's non-weighted average age is 10.9 years. We intend to maintain a high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical managers' rigorous and comprehensive maintenance programs under our active oversight. Our fleet has a strong safety and environmental record that we maintain through regular maintenance and inspection. We believe that, when delivered, the "eco" design of our 21 VLCC newbuildings, as well as the extensive experience from our technical managers and our in-house oversight team, will enhance our position as a preferred provider to oil major customers.

  •
  Continue to opportunistically engage in acquisitions or disposals to maximize shareholder value.  Our practice is to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies while focusing on maximizing shareholder value and returning capital to shareholders when appropriate. Our executive management team and the persons who are expected to comprise the Strategic Management Committee have a demonstrated track record in sourcing and executing acquisitions and disposals at attractive points in the cycle and financings. We are continuously and actively monitoring the market in an effort to take advantage of growth opportunities. We believe that the demand created by changing oil trade pattern distances is most significant in the VLCC sector as those ships are directed largely to long-haul trade routes to China. Consistent with our strategy, we purchased 21 "eco" design VLCC newbuildings with scheduled deliveries during the period from August 2015 to February 2017.

  •
  Actively manage capital structure and return capital to shareholders when appropriate.  We believe that we have access to multiple financing sources, including banks and the capital markets. We expect to leverage our strong relationships with our lenders to obtain secured debt to fund the majority of the $1,446.0 million of remaining installment payments in respect of our VLCC newbuildings as of May 11, 2015. We intend to manage our capital structure by actively monitoring our leverage level with changing market conditions and returning capital to shareholders when appropriate.

Navig8 Crude Merger

        On February 24, 2015, General Maritime Corporation (our former name), Gener8 Maritime Acquisition, Inc. (one of our wholly-owned subsidiaries), Navig8 Crude Tankers, Inc. and each of the equityholders' representatives named therein entered into an Agreement and Plan of Merger. We refer to Gener8 Maritime Acquisition, Inc. as "Gener8 Acquisition", to Navig8 Crude Tankers, Inc. as "Navig8 Crude" and to the Agreement and Plan of Merger as the "2015 merger agreement." Pursuant to the 2015 merger agreement, Gener8 Acquisition merged with and into Navig8 Crude, with Navig8 Crude continuing as the surviving corporation and our wholly-owned subsidiary. Navig8 Crude's shareholders that are determined by us, based on certifications received by the Company from such

11
Based on most recent valuations (as of March 12, 2015) of our operating vessels submitted to our lenders for covenant compliance purposes under our senior secured credit facilities and third-party appraisals of our VLCC newbuildings received on April 16, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessels and Depreciation" for further information on the valuations of our operating vessels.

shareholders following the closing of the 2015 merger, to be permitted to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement are entitled to receive 0.8947 shares of our common stock for each common share of Navig8 Crude they owned immediately prior to the consummation of the transactions contemplated under the 2015 merger agreement. Navig8 Crude's shareholders that are not determined by us to be permitted to receive shares of our common stock pursuant to the Securities Act (such as shareholders that are not "accredited investors") under the 2015 merger agreement are entitled to receive cash in an amount equal to the number of shares of our common stock such shareholder would have received multiplied by $14.348. We refer to the transactions contemplated under the 2015 merger agreement as the "2015 merger." Concurrently with the 2015 merger, we filed with the Registrar of Corporations of the Republic of the Marshall Islands our Third Amended and Restated Articles of Incorporation to, among other things, increase our authorized capital, reclassify our common stock into a single class of common stock and change our legal name to "Gener8 Maritime, Inc."

        Pursuant to the 2015 merger agreement, we deposited at the closing of the 2015 merger $4,526,626.56 and 31,233,345 shares of our common stock into a trust account with Computershare Trust Company, N.A. ("Computershare Trust") for the benefit of Navig8 Crude's former shareholders. We refer to the cash deposited as the "2015 merger cash consideration deposit," to the shares of common stock deposited as the "2015 merger stock consideration deposit" and to the account with Computershare Trust as the "2015 merger exchange and paying agent account." The number of shares and amount of cash deposited into such account was calculated based on an assumption that the holders of 1% of Navig8 Crude's shares are not permitted to receive our shares as consideration. If we determine that the 2015 merger cash consideration deposit is less than the cash amount due to Navig8 Crude's shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account an amount equal to such shortfall and Computershare Trust is required to deliver to us a number of shares of our common stock equal to the amount of such shortfall divided by $14.348. If we determine that the 2015 merger stock consideration deposit is less than the number of shares to be delivered to Navig8 Crude's shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account a number of our shares of common stock equal to such shortfall and Computershare Trust is required to deliver to us cash in an amount equal to the number of shares we deposit into the 2015 merger exchange and paying agent account multiplied by $14.348. If a large proportion of Navig8 Crude's shareholders are determined to not be entitled to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement, our cash flows and liquidity may be adversely affected.

        Immediately following the consummation of the 2015 merger, General Maritime's shareholders prior to the 2015 merger owned approximately 34.9 million, or 52.55%, and Navig8 Crude's shareholders prior to the 2015 merger owned approximately 31.5 million, or 47.45% of the shares of our common stock, with Oaktree, BlueMountain, Avenue, Aurora, Monarch, BlackRock and Navig8 Limited and/or their respective affiliates owning approximately 19.4%, 12.1%, 11.1%, 9.6%, 8.2%, 8.2% and 4.2%, respectively, of our outstanding stock. The 2015 merger closed on May 7, 2015.

        Until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders, in each case immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. See "Risk Factors—Risk Factors Related to our Financings—You may experience substantial dilution if any claims are made by General Maritime or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement."

Vessel Acquisitions and Disposals

        Our practice is to acquire or dispose of secondhand vessels, newbuilding contracts, or shipping companies while focusing on maximizing shareholder value and returning capital to shareholders when appropriate. Our executive management team and the persons who are expected to comprise the Strategic Management Committee have a demonstrated track record in sourcing and executing acquisitions and disposals at attractive points in the cycle and financings. We are continuously and actively monitoring the market in an effort to take advantage of growth opportunities. We also evaluate opportunities to monetize our investments in vessels by selling them when conditions allow us to generate attractive returns, to adjust the profile of our fleet to fit customer demands such as preferences for modern vessels, and to generate capital for potential investments in the future.

        From 2001 to 2008, we grew from 20 vessels to 31 vessels upon the completion of our stock-for-stock acquisition of Arlington Tankers Ltd. in December 2008, our first acquisition of VLCCs.

        In June 2010, we entered into agreements to purchase seven tankers for an aggregate purchase price of approximately $620 million, consisting of five VLCCs built between 2002 and 2010 and two Suezmax newbuildings, from subsidiaries of Metrostar Management Corporation. We completed taking delivery of these vessels in April 2011.

        In February 2011, we sold three product tankers for aggregate net proceeds of $62 million and subsequently leased back each of these vessels to one of our subsidiaries. Pursuant to the Chapter 11 cases, we rejected the bareboat charters and charter guarantees related to these leasebacks effective June 2012 and July 2012. In February 2011, we also sold one Aframax vessel and one Suezmax vessel. We sold one Aframax vessel in each of March 2011, April 2011, October 2011, May 2012 and October 2012.

        In July 2014 we sold one Suezmax vessel, and we sold one Aframax vessel in each of February 2014 and October 2013. For more information regarding our sale of these vessels, see Notes 4 and 5 to the financial statements for the years ended December 31, 2014 and December 31, 2013 included elsewhere in this prospectus.

        Our more recent fleet expansion strategy has involved two acquisitions of VLCC fleets in 2014 and 2015, described in more detail below. The VLCC fleet purchased in 2014 consists of seven "eco" newbuild VLCCs originally ordered by Scorpio Tankers, Inc. These newbuildings were originally purchased by Scorpio and have an aggregate contract price of $662.2 million (including installment payments already made) as of May 11, 2015, and we acquired them for $735.0 million (with the difference from the contract price representing an additional embedded premium paid to Scorpio). The remaining installment payments as of May 11, 2015 were $459.1 million. We expect deliveries to commence in 2015. We have agreements in place with Scorpio Ship Management S.A.M. as project manager to supervise and inspect the construction of each of these seven newbuildings. Additionally in 2015, we acquired 14 "eco" newbuild VLCCs originally ordered by Navig8 Crude prior to the 2015 merger with an aggregate contract price (including installment payments already made) of $1,344.3 million as of May 11, 2015. We assumed the remaining installment payments, which were $986.9 million as of May 11, 2015. We expect these vessels also to begin delivering in 2015. We have an agreement in place with Navig8 Shipmanagement Pte Ltd., an affiliate of the Navig8 Group, to supervise and inspect the construction of these 14 newbuildings. We expect all of our 21 VLCC newbuilds to be delivered by the first quarter of 2017. We refer to the 14 newbuildings acquired in the 2015 merger as the "2015 acquired VLCC newbuildings" and the seven newbuildings acquired from Scorpio as the "2014 acquired VLCC newbuildings." See "—2015 Acquired VLCC Newbuildings" and "—2014 Acquired VLCC Newbuildings" below for further information on these newbuildings.

      2015 Acquired VLCC Newbuildings

        In 2015, in connection with the 2015 merger, we acquired orders for 14 eco-friendly VLCCs, or the "2015 acquired VLCC newbuildings." from quality yards with deliveries expected to commence in the third quarter of 2015.

        These VLCC newbuildings are based on advanced "eco" design and we expect these newbuildings to incorporate many technological improvements such as more fuel-efficient engines, hull forms, and propellers and decreased water resistance, designed to optimize speed and fuel consumption and reduce emissions. However, there is no guarantee these fuel efficiencies will be realized. See "Risk Factors—No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings."

        Eight of the shipbuilding contracts for these newbuildings were originally entered into by Navig8 Crude in December 2013 and contracts for an additional six newbuildings were entered into in March 2014. Four of these newbuildings are expected to be constructed at Hyundai Samho Heavy Industries, two at Hyundai Heavy Industries, two at Korea's Hanjin Heavy Industries (Philippines) and six at China's Shanghai Waigaoqiao Shipbuilding. Under the terms of these shipbuilding contracts, the 2015 Acquired VLCC newbuildings are scheduled to be delivered from December 2015 to February 2017, although we expect the first 2015 acquired VLCC newbuilding to be delivered in the third quarter of 2015.

        As of May 11, 2015, Navig8 Crude had paid $357.4 million to the shipyards in installment payments under the contracts for the 2015 Acquired VLCC Newbuildings. The aggregate amount of remaining payments due under the contracts for the 2015 Acquired VLCC Newbuildings was $986.9 million as of May 11, 2015. We intend to seek additional financing for the outstanding balance under these shipbuilding contracts, in addition to our intention of using cash flow from operations and some of the proceeds of this offering to fund the remaining balance. See "Use of Proceeds." However, there is no assurance we will be able to obtain any additional financing. See "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

        Certain events may arise which could result in us not taking delivery of the 2015 acquired newbuildings on such schedule or at all. See "Risk Factors—Delays in deliveries of any of our 21 VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery."

        Gener8 Acquisition has entered into supervision agreements with Navig8 Shipmanagement Pte Ltd., or "Navig8 Shipmanagement," an affiliate of Navig8 Group and a subsidiary of Navig8 Limited, for each of the 2015 acquired VLCC newbuildings whereby Navig8 Shipmanagement agrees to provide advice and supervision services for the construction of the newbuilding vessels. Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant to our Board and member of our Strategic Management Committee, and Gary Brocklesby, who is expected to serve as a consultant to our Board and Chairman of our Strategic Management Committee, are each directors and minority beneficial owners of Navig8 Limited, the parent company of Navig8 Shipmanagement. These services also include project management, plan approval, supervising construction, fabrication and commissioning and vessel delivery services. As per the supervision agreements, Gener8 Acquisition agrees to pay Navig8 Shipmanagement a total fee of $500,000 per vessel. The agreements do not contain the ability to terminate early and, as such, the agreements would be effective until full performance or a termination by default. Under the supervision agreements, the liability of Navig8 Shipmanagement is limited to acts of negligence, gross negligence or willful misconduct and is subject to a cap of $250,000 per vessel, which is less than the fee payable per vessel. The supervision agreements also contain an indemnity in favor of Navig8 Shipmanagement and its employees and agents. We refer to these agreements as the "Navig8 supervision agreements."

        Based on our discussions with Navig8 Group to date, we expect that the supervision agreements will remain in place.

      2014 Acquired VLCC Newbuildings

        In March 2014, VLCC Acquisition I Corporation, one of our wholly-owned subsidiaries, entered into an agreement with Scorpio Tankers Inc. and seven of its wholly-owned subsidiaries for VLCC Corp. to purchase the outstanding common stock of the seven subsidiaries for approximately $162.7 million, with approximately $572.3 million in aggregate installment payments remaining as of the time of purchase. This $162.7 million purchase price in part reflects the fact that Scorpio had previously paid the shipyards installment payments totaling approximately $89.9 million. Substantially all of the initial price was funded using the proceeds of the March 2014 Class B financing described under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Class B Financing". We refer to VLCC Acquisition I Corporation as "VLCC Corp.," Scorpio Tankers Inc. as "Scorpio", the seven referenced subsidiaries as "2014 acquired VLCC shipbuilding SPVs" and the stock purchase as the "2014 acquired VLCC SPV stock purchase."

        In December 2013, each of the 2014 acquired VLCC shipbuilding SPVs entered into a shipbuilding contract with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. for the construction and purchase of a 300,000 DWT Crude Oil Tanker. We refer to the contracts as "2014 VLCC shipbuilding contracts," Daewoo and Hyundai as the "2014 acquired VLCC ship builders" and the tankers as the "2014 acquired VLCC newbuildings." As a result of the acquisition by VLCC Corp. of the 2014 acquired VLCC shipbuilding SPVs, we acquired ownership of the 2014 acquired VLCC shipbuilding contracts. The 2014 acquired VLCC newbuildings are based on advanced "eco" design. We expect these newbuildings to incorporate many technological improvements such as more fuel-efficient engines, hull forms, and propellers and decreased water resistance, designed to optimize speed and fuel consumption and reduce emissions . However, there is no guarantee these fuel efficiencies will be realized. See "Risk Factors—No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings."

        Under the terms of the shipbuilding contracts, the 2014 acquired VLCC newbuildings are scheduled to be delivered from August 2015 through August 2016. The aggregate remaining installment payments under the 2014 acquired VLCC shipbuilding contracts were approximately $572.3 million as of the date of the acquisition. As of May 11, 2015, we have paid installment payments totaling approximately $203.1 million (including the $89.9 million of installment payments previously paid by Scorpio) and the remaining installment payments were $459.1 million. We expect to seek additional financing to help fund the outstanding balance under these shipbuilding contracts. However, there is no assurance we will be able to obtain any additional financing. See "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

        Certain events may arise which could result in us not taking delivery of the 2014 acquired newbuildings on such schedule or at all. See "Risk Factors—Delays in deliveries of any of our 21 VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery."

        In December 2013, in connection with the entry by the 2014 acquired VLCC shipbuilding SPVs into the 2014 acquired VLCC shipbuilding contracts, Scorpio agreed to guarantee the performance of each of the 2014 acquired VLCC shipbuilding SPVs under the 2014 acquired VLCC shipbuilding contracts for the benefit of the 2014 acquired VLCC ship builders. We refer to these guarantees as the "Scorpio guarantees." In connection with the 2014 acquired VLCC SPV stock purchase, VLCC Corp. and Scorpio entered into an agreement, dated as of March 25, 2014, pursuant to which VLCC Corp., among other things, agreed to indemnify Scorpio to the extent that Scorpio is required to perform its obligations under the Scorpio guarantees. We refer to this agreement as the "2014 acquired VLCC back-to-back guarantee." Pursuant to a letter agreement dated March 18, 2015, by and between Scorpio and VLCC Corp., VLCC Corp. agreed to use reasonable endeavors to negotiate and finalize with the 2014 acquired VLCC ship builders the terms for the novation of the 2014 acquired VLCC ship building contracts to a subsidiary of VLCC. Corp. and/or the release of Scorpio from its obligations under the Scorpio guarantees by June 16, 2015.

        In March 2014, the 2014 acquired VLCC shipbuilding SPVs collectively entered into an agreement for the Appointment of a Buyer's representative with Scorpio Ship Management S.A.M., which we refer to as "SSM," to appoint SSM as their agent to review and approve drawings and documents and equipment proposals relating to the construction of the 2014 acquired VLCC newbuildings. The agreement provides for SSM to be reimbursed for these services at the rate of approximately $10,000 per week for an initial period of six weeks from the date of the agreement, subsequently extended by agreement to eight weeks. We refer to this fee as the "initial agent fee."

        In May 2014, each of the 2014 acquired VLCC shipbuilding SPVs entered into a Project Consultation and Site Building Supervision Agreement with SSM to appoint SSM as their project manager to supervise and inspect the construction of each of the 2014 acquired VLCC newbuildings. The agreement provides for SSM a site supervision fee totaling approximately $600,000 in respect of each of the 2014 acquired VLCC newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., a site supervision fee totaling approximately $550,000 in respect of each of the 2014 acquired VLCC newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd., and for each of the 2014 acquired VLCC newbuildings, a drawing and plans approval fee of approximately $20,000, payable in each case by the relevant 2014 acquired VLCC shipbuilding SPVs.

Employment of Our Fleet

        We strive to optimize the financial performance of our fleet by deploying our vessels on time charters and in the spot market, including through commercial pool arrangements. Vessels operating on time charters may be chartered for several months or years whereas vessels operating in the spot market typically are chartered for a single voyage that may last up to three months. Vessels operating in the spot market may generate increased profit margins during periods of improving tanker rates, while vessels operating on time charters generally provide more predictable cash flows. Due to the historically low charter rates in recent years, we have primarily deployed our vessels on spot market voyage charters (either directly or through pools which operate primarily in the spot market) as opposed to time charters. However, we actively monitor market conditions and changes in charter rates in managing the deployment of our vessels between spot market voyage charters, pool agreements and time charters. Historically, during certain periods of higher charter rates, we entered into time charters to benefit from a measure of stability through cycles. We may utilize a similar strategy to the extent that tanker rates rise and market conditions become favorable. We may also consider deploying our vessels on time charter for customers to use as floating storage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Spot and Time Charter Deployment" for more information regarding our fleet deployment strategy.

      Our Charters

        Most of our vessels are employed in the spot market, under contracts pertaining to specified cargo, or on time charters, which are contracts defined by their duration rather than their cargoes. The following table details the percentage of our fleet operating on time charters and in the spot market during the past two years.

	Time Charter Vs. Spot Mix (as % of operating days)
	Year ended December 31, 2014	Year ended December 31, 2013
Percentage in time charter days	6.3	13.0
Percentage in spot charter days	93.7	87.0

Total vessel operating days	100.0	100.0

        As of March 31, 2015, our fleet consisted of 25 vessels on the water. We had one Suezmax vessel on a time charter contract at a daily rate of $19,750 (before brokers' commissions), which expires during July 2015. As of March 31, 2015, fifteen of our vessels were chartered into the Unique Tankers pool described in Note 11 to the financial statements for the three months ended March 31, 2015 and 2014, and in Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus and seven of our vessels were deployed directly on the spot market.

      VL8, Suez8 and V8 Pools

        We intend to employ all of our spot VLCC, Suezmax and Aframax vessels through the Navig8 Group's VL8, Suez8 and V8 pools, respectively. Both pools leverage the Navig8 Group's industry leading platform with a spot market focus, in which shipowners with vessels of similar size and quality participate along with us in the pools. As of May 11, 2015, the VL8 pool was comprised of 22 vessels, the Suez8 pool was comprised of 10 vessels and the V8 pool was comprised of 24 vessels. Assuming all of our newbuild VLCCs and our existing spot VLCC and Suezmax vessels are employed in the VL8, Suez8 and V8 pools, Navig8 Group's VL8 pool will manage a fleet of 48 vessels, the Suez8 pool will manage 20 vessels and the V8 pool will manage 28 vessels.12 Based on the current estimated size of other VLCC pools, this would position the VL8 pool as the largest global manager of VLCCs. In addition, subject to reaching mutually agreeable commercial terms, we expect to receive a profit participation right in the Suez8 and the VL8 pools.

        We believe this substantial scale among global tanker pools will provide both Gener8 and these pools with freight optimization and cost benefits through economies of scale, as well as greater access to key market dynamics and information. Furthermore, we believe that vessel pools can provide cost-effective commercial management activities for a group of similar class vessels and potentially result in lower waiting times. Further, pooling our vessels with those of other operators, helps us derive various operational benefits through voyage flexibility, including having more vessels available to deploy as opportunities arise. For example, pool participation means we could obtain backhaul or other voyages that could drive higher time charter equivalent earnings than we might have otherwise earned.

        For further detail on our pooling arrangements with the Navig8 Group, please refer to "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers Inc.—VL8 Pool Agreements."

        For more information on other pools we have participated in, see "2011 VLCC Pool" and "Unique Tankers Pool" in Note 11 to the financial statements for the three months ended March 31, 2015 and 2014, and in Note 14 to the financial statements for the years ended December 31, 2014 and 2013 included elsewhere in this prospectus.

12
Based on size of VL8, Suez8 and V8 pools as of May 11, 2015. Assumed contribution of our existing VLCC and Suezmax vessels excludes two VLCCs and one Suezmax with time charters expiring in January 2016, February 2016 and July 2015, respectively that may be subsequently added to the VL8 or Suez8 pools on spot employment.

Oil Major Vetting Process

        Shipping in general and crude tankers in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

        Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called "oil majors," such as BP, Chevron, Conoco Phillips, Exxon, Petrobras, Shell, Sinopec, Statoil and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

        While many parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum, or "OCIMF," have developed and are implementing two basic tools: (a) SIRE, the Ship Inspection Report Program, and (b) the Tanker Management & Self Assessment, or "TMSA" program. The former is a physical ship inspection protocol based upon a thorough vessel inspection questionnaire, and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

        Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major's terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator's TMSA will be sufficient, a longer term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

        We believe that we benefit from our technical managers' track record of successful audits by major international oil companies. See "Business—Operations and Ship Management" below for more information about our technical managers.

Operations and Ship Management

      Commercial Management

        Our management team and other employees, including the management and employees of our wholly-owned subsidiary, GMM, are responsible for the commercial and strategic management of our fleet. (See "Business—Employment of Our Fleet—VL8, Suez8 and V8 Pools" for information regarding the commercial management of the vessels we have entered into pools.) Commercial management involves negotiating charters for vessels, managing the mix of various types of charters, such as time charters, voyage charters and spot market-related time charters, and monitoring the performance of our vessels under their charters. Strategic management involves locating, purchasing, financing and selling vessels.

        The commercial management of our vessels deployed in the VL8 and Suez8 pools will be handled by affiliates of the Navig8 Group. Under these arrangements, the VL8 pool is obligated to pay the commercial manager of the pool a fee equal to 1.25% of all hire revenues, along with an administration fee of $325 per day per vessel. The commercial management agreement may be voluntarily terminated on ninety days' written notice by either party. See "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—VL8 Pool Commercial Management Agreement" for further information regarding the commercial management of the vessels in the VL8 pool.

        Our in-house commercial management team manages any vessels not chartered into pools.

      Technical Management

        We utilize the services of independent technical managers for the technical management of our fleet (including the vessels we have deployed in pools). We currently contract with Anglo Eastern Ship Management, Northern Marine Management, Wallem and Selandia Ship Management, independent technical managers, for our technical management. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations, arranging for crews and supplies and providing safety, quality and environmental management, operational support, crewing shipyard supervision, insurance and financial management services. Members of our New York City-based corporate technical department oversee the activities of our independent technical managers. The head of our technical management team has over 38 years of experience in the shipping industry.

        Anglo Eastern Ship Management, founded in 1974, Northern Marine Management, founded in 1983, Wallem, founded in 1903 and Selandia Ship Management, founded in 1995, are among the largest ship management companies in the world. These technical managers are known worldwide for their agency networks, covering all major ports in Germany, Norway, China, Hong Kong, Thailand, Malaysia, Indonesia, the Philippines, India and Singapore. These technical managers hold themselves to strict quality standards and provide services to over 1,000 vessels of all types, including VLCCs, Suezmax vessels, Aframax vessels, Panamax vessels and Handymax product carriers.

        Under our technical management agreements, our technical manager is obligated to:

  •
  provide qualified personnel to ensure safe vessel operation;

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  arrange and supervise the maintenance of our vessels to our standards to assure that our vessels comply with applicable national and international regulations and the requirements of our vessels' classification societies including arranging and conducting vessel dry-dockings;

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  select and train the crews for our vessels, including assuring that the crews have the correct certificates for the types of vessels on which they serve;

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  warrant the compliance of the crews' licenses with the regulations of the vessels' flag states and the International Maritime Organization, or IMO;

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  arrange the supply of spares and stores and lubricating oil for our vessels;

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  report expense transactions to us, and make its procurement and accounting systems available to us in accordance with the Sarbanes-Oxley Act of 2002; and

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  ensure that our vessels are acceptable to customers for the safe carriage of cargo.

        Our crews inspect our vessels and perform ordinary course maintenance, both at sea and in port. Our vessels are regularly inspected by technical management staff and specific notations and recommendations are made for improvements to the overall condition of the vessel, maintenance of the vessel and safety and welfare of the crew.

        See "—2014 Acquired VLCC Newbuildings" regarding our arrangement with Scorpio Ship Management regarding the supervision of the construction of VLCC newbuildings and "—2015 Acquired VLCC Newbuildings" regarding our arrangement with Navig8 Shipmanagement regarding the supervision of the construction of the 2015 acquired VLCC newbuildings.

        See "Related Party Transactions—Related Party Transactions of Navig8 Crude Tankers, Inc.—Navig8 Technical Management Agreement" for information regarding the technical management agreements currently in place in respect of our 2015-acquired VLCC newbuildings. Subject to reaching mutually agreeable commercial terms we expect that the technical management agreements will be terminated and that Gener8 vessels will be managed by third party managers. If the technical management agreements are not terminated in connection with the Merger, the agreements may be terminated upon two months' written notice.

Employees

        As of March 31, 2015, we employed approximately 35 office personnel. Thirteen of these employees (of which twelve are located in New York City and one is located in Houston, Texas) manage the commercial operations of our business and oversee the technical management of our fleet.

        As of March 31, 2015, we employed approximately four employees located in Lisbon Portugal, who formerly managed certain of the technical operations of our business, and were subject to a local company employment collective bargaining agreement which covers the main terms and conditions of their employment. As part of our strategy to outsource the technical management of our fleet, we announced the closure of our Portugal offices to our employees in April 2014 and expect the closure to be completed prior to August 1, 2015. In May 2014 we commenced the transfer of management of our vessels that were formerly managed by the Portugal office to a third-party ship manager having its principal office in Mumbai, India. All of our vessels had been transferred as of December 31, 2014. We have been successful in retaining the skills and experience of the majority of our crew by securing their employment at one of our independent managers, preserving years of knowledge and experience specifically on our vessels and reducing switching costs.

        As of March 31, 2015, we employed three employees located in Novorossiysk, Russia which formerly procured crews for certain of our vessels. As part of our strategy to outsource technical management of our fleet, we have transitioned responsibility for crew procurement to third-party technical managers. This process was completed in November 2014 and third-party technical managers now provide crews for all of our vessels. We expect to complete the closure of our Russian office by July 1, 2015. Additionally, as part of the implementation of our outsourcing strategy, we completed the closure of our India office (which had two employees) in September 2014.

        As of March 31, 2015, we no longer provided any seaborne personnel to crew our vessels. Crews for our vessels are provided by third-party managers. Our technical managers are responsible for locating and retaining qualified officers for our vessels subject to third-party management arrangements. The crewing agencies handle each seaman's training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

        We place great emphasis on attracting qualified crew members for employment on our vessels. Recruiting qualified senior officers has become an increasingly difficult task for vessel operators. We believe that our third-party technical managers pay competitive salaries and provide competitive benefits to our personnel. We believe that the well-maintained quarters and equipment on our vessels help to attract and retain motivated and qualified seamen and officers. Our crew management services contractors have collective bargaining agreements that cover all the junior officers and seamen whom they provide to us.

Our Customers

        We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as Unipec, BP, Shell, S-Oil, Exxon, Chevron, Repsol, Valero, Petrobras and Clearlake. During the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013, one of our customers, Unipec, accounted for 20.2%, 16.6%, 15.2% and

12.2% of our voyage revenues (including revenue from the Unique Tankers pool), respectively. See "Risk Factors—We receive a significant portion of our revenues from a limited number of customers and pools, and the loss of any customer or the termination of our relationships with these pools could result in a significant loss of revenues and cash flow" for certain risks related to our reliance on key customers. On May 7, 2015, we delivered to Unipec a notice of termination under certain of our pool related agreements between Unipec and Unique Tankers. We intend to transition the employment of all of our spot VLCC, Suezmax and Aframax vessels to existing Navig8 Group commercial crude tanker pools. See Note 11 to the financial statements for the three months ended March 31, 2015 and 2014, and Note 14 to the financial statements for the years ended December 31, 2014 and December 31, 2013 included elsewhere in this prospectus for more information on the Unique Tankers pool.

Insurance

        General Operational Risks.    The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The U.S. Oil Pollution Act of 1990, or "OPA" has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the territorial waters of the United States. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

        Liability Risks: Protection and Indemnity Insurance.    Our protection and indemnity insurance, or "P&I insurance," covers, subject to customary deductibles, policy limits and extensions, third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Our current P&I Insurance coverage for non-pollution losses is $3.0 billion per tanker per incident. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations, or the "International Group." The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

        Marine Risks: Hull and Machinery and War Risks.    Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Such coverage is subject to policy deductibles. Our loss-of-hire insurance covers loss of revenue for up to 90 days resulting from vessel off hire for each of our vessels, with a 14-day deductible.

Competition

        International seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets operated by oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, vessel location, the size, age, condition and acceptability of the vessel, and the quality and reputation of the vessel's operator.

        Other significant operators of vessels carrying crude oil and other petroleum products include American Eagle Tankers Inc. Limited, Frontline, Ltd., Overseas Shipholding Group, Inc., Teekay Shipping Corporation and Tsakos Energy Navigation. There are also numerous, smaller vessel operators.

        See "Risk Factors" above for a discussion of certain negative factors pertaining to our competitive position.

Permits and Authorization

        Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

        Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could result in penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as one comparable to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation or other requirements that could negatively affect our profitability.

Ship Safety

      Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security, such as the Maritime Transportation Security Act of 2002, or "MTSA." To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard, or the "USCG," issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the "EPA."

        Similarly, in December 2002, amendments to the International Maritime Organization (IMO) International Convention for the Safety of Life at Sea of 1974, or "SOLAS," created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the "ISPS Code." The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Goods Code, or IMDG Code. To trade internationally, a vessel must attain an International Ship Security Certificate, or "ISSC," from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

  •
  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

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  the development of vessel security plans;

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  ship identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

        A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or may be expelled from port or refused entry at port.

        Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

      Safety Management System Requirements

        In addition to SOLAS, the IMO also adopted the International Convention on Load Lines, or the "LL Convention." SOLAS and the LL Convention impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

        The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management systems that we and our technical managers have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

        The ISM Code requires that vessel operators obtain a safety management certificate, or "SMC," for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or "SMS." No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or "DOC," issued in most instances by the vessel's flag state. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the IMO. We renew these documents of compliance and safety management certificates as required.

Properties

        We lease three properties, which house offices used in the administration of our operations: a property of approximately 24,000 square feet in New York, New York, a property of approximately 11,500 square feet in Lisbon, Portugal and a property of approximately 750 square feet in Novorossiysk, Russia. We do not own or lease any production facilities, plants or similar real properties. As discussed above in "Operations and Ship Management" we are in the process of closing our Portugal office and expect the closure to be complete prior to July 1, 2015. On February 28, 2015 we entered into an addendum to the lease for the Portugal office which extended the term of the lease to July 2015. The lease for the Russian office terminates in July 2015 and we expect to close our Russian office by July 1, 2015.

Inspection by Classification Societies

        Every oceangoing vessel must be evaluated, surveyed and approved by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classes are required to be performed as follows:

  •
  Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

  •
  Intermediate Surveys:  In addition to annual surveys, intermediate surveys typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

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  Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a vessel owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels under 15 years old undergo an intermediate survey every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits. For vessels 15 years and older, a class renewal survey is performed every 30 months.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class" by a recognized classification society. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

Seasonality

        Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. See "Risk Factors—Our operating results may fluctuate seasonally" for more information regarding risks relating to seasonality.

Chapter 11 Reorganization

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. The debtors served notice of the entry of the confirmation order on May 10, 2012 and May 11, 2012.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms. The debtors served notice of the occurrence of the effective date on May 18, 2012 and May 22, 2012.

        Pursuant to the Chapter 11 plan, we adopted articles of incorporation which provided for a single class of Common Stock. Among other things, the Chapter 11 plan provided for the issuance of 200,011 shares of Common Stock to our prepetition general unsecured creditors and a total of 9,800,560 shares of Common Stock to investment entities of Oaktree Capital Management L.P. We refer to Oaktree Capital Management L.P. and/or one or more of its investment entities and the funds managed by it as "Oaktree." Of the 200,011 shares allocated to our unsecured creditors, 195,070 shares have, as of May 15, 2015, been distributed to creditors and 4,941 shares remain in an escrow account in respect of disputed claims. To the extent that any shares remain in escrow following resolution of the disputed claims, they will either be distributed pro rata to holders of claims which were previously allowed, or if the amount remaining is de minimis, they will be returned to us. Although these escrowed shares are not treated as outstanding for purposes of voting, when referencing outstanding shares or issued shares in this prospectus, we will, unless otherwise indicated by context, treat the escrowed shares as if they are outstanding and issued to holders of allowed general unsecured claims. See "Shares Eligible for Future Sale—Sale of Restricted Shares" for more information regarding the issuance of these shares.

Environmental and Other Regulations

      International Maritime Organization (IMO)

        The United Nations' International Maritime Organization, or the "IMO," has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 and updated through various amendments relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

        In 2012, the IMO's Marine Environmental Protection Committee, or "MEPC," adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and the IMO International Convention for the Safety of Life at Sea of 1974, or "SOLAS." These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

        In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

        Air Emissions.    In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls

(PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions known as "Emission Control Areas," or "ECAs" (see below).

        The MEPC adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018. The amended Annex VI also establishes new tiers of stringent nitrogen oxide emission standards for new marine engines developed after the date of installation.

        Sulfur content standards are even stricter within certain ECAs. By January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea and certain coastal areas of North America and the Caribbean Sea have been so designated. Ocean-going vessels in these areas are subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

        As of January 1, 2013, Amended Annex VI of MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or "EEDI", and that all ships use the Ship Energy Efficiency Management Plan, or "SEEMP."

        We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

        Pollution Control and Liability Requirements.    The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force, but it is close and papers were recently submitted to the IMO proposing solutions to implementation problems. Many of the implementation dates originally written into the BWM Convention have already passed. On December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing vessels,' and allows for the installation of ballast water management systems on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for owners or operators of ocean carriers, and the costs of ballast water treatment may be material.

        The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention," to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the relevant national or other domestic laws in the jurisdiction where the events or damages occur.

        The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the "CLC." Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission or by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

        Noncompliance with the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

        Anti-Fouling Requirements.    In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 2003. Vessels of over 400 gross tons engaged in international voyages will be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

      The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act.

        The U.S. Oil Pollution Act of 1990, or "OPA", established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," which applies to the discharge of hazardous substances (other than petroleum, except in certain limited circumstances), whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel as any person owning, operating or chartering by demise, the vessel." Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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  injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

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  injury to, or economic losses resulting from, the destruction of real and personal property;

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  net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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  loss of subsistence use of natural resources that are injured, destroyed or lost;

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  lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

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  net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

        OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009 the USCG adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million per double hull tanker that is greater than 3,000 gross tons (subject to periodic adjustments for inflation). In August 2014, the USCG proposed increases to the limitations of liability. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under certain provisions of the U.S. Clean Water Act or the Intervention on the High Seas Act.

        CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

        OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

        OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels required to have one. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

        We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Other United States Environmental Regulations.    The U.S. Clean Water Act, or the "CWA," prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or "VGP." For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or "NOI," at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another 5 years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.

        USCG regulations adopted, and proposed for adoption, under the U.S. National Invasive Species Act, or "NISA," also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards. However, the USCG has developed an Alternate Management System, or "AMS," acceptance program. This is a bridging strategy to allow foreign type approved Ballast Water Management Systems to be installed and operated on vessels. An AMS must be installed prior to the vessel's compliance date and may be used up to five years after the date that the vessel is required to be in compliance with the U.S. Coast Guard ballast water discharge standards.

        Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

        Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

        The U.S. Clean Air Act of 1970 (including its amendments in 1977 and 1990), or the "CAA," requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or "SIPs," designed to attain national health-based air quality standards in each state. Although state-specific SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment, as indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

      European Union Regulations

        In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

        The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

      Greenhouse Gas Regulation

        Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 2013, all ships must comply with mandatory requirements adopted by the IMO's MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow a SEEMP. Now, the minimum energy efficiency levels per capacity mile, outlined in the EEDI, applies to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from vessels in the near future. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

      International Labour Organization

        The International Labour Organization, or "ILO," is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or "MLC 2006." A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world's tonnage ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 came into force on August 20, 2013.

Taxation of the Company

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the "Code," final and temporary regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

        We have made special U.S. tax elections in respect of each of the shipowning or operating subsidiaries that are potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities from that of their parent, Gener8 Maritime, Inc. Therefore, for purposes of the following discussion, Gener8 Maritime, Inc., and not the subsidiaries subject to this special election, will be treated as the owner and operator of the subsidiary vessels and as receiving the income from these vessels. In addition, if Gener8 Maritime, Inc. qualifies for the Section 883 exemption, discussed below, its subsidiaries that do not make the special U.S. tax election generally should qualify for the Section 883 exemption.

      Taxation of Operating Income: In General

        Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States, which we refer to as "U.S.-source shipping income."

        For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes U.S.-source shipping income.

        No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered U.S.-source shipping income and such income will not be subject to U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports is considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not engage in transportation of cargo exclusively between U.S. ports.

        Unless exempt from tax under Section 883 of the Code, our gross U.S.-source shipping income generally would be subject to a 4% tax imposed without allowance for deductions, unless such income is "effectively connected" with the conduct of a U.S. trade or business, as described below under "Taxation in Absence of Section 883 Exemption."

      Exemption of Operating Income from U.S. Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, or "Section 883", a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if, in addition to satisfying certain substantiation and reporting requirements, the foreign corporation:

          (a)   is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the "country of organization test"; and

          (b)   either:

            (1)   more than 50% of the value of its stock generally is beneficially owned, directly or indirectly, by "qualified shareholders," which include individuals who are "residents" of a qualified foreign country, to which we refer as the "50% ownership test";

            (2)   one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are "primarily and regularly traded on one or more established securities markets" in a qualified foreign country or in the U.S. (subject to certain exceptions), to which we refer as the "publicly traded test"; or

            (3)   it is a "controlled foreign corporation" and one or more qualified U.S. persons generally own more than 50 percent of the total value of all the outstanding stock, to which we refer as the "CFC test."

        The Marshall Islands, the jurisdiction where we are incorporated, is a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we will satisfy the country of organization test and would be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we are able to satisfy any one of the 50% ownership test, the publicly traded test or the CFC test. As discussed further below, as of the date of this Registration Statement, it is not clear whether we will satisfy any of these tests.

        For purposes of the publicly traded test, the Treasury Regulations under Section 883 provide, in pertinent part, that a foreign corporation's stock will be considered to be "primarily traded" on established securities markets in a country if, with respect to each class of stock relied upon to meet the publicly traded test, the number of shares of each such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of each such class of stock that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding shares, should be "primarily traded" on the NYSE as of the consummation of this offering.

        A foreign corporation's stock will be considered to be "regularly traded" on established securities markets in a country during a taxable year if (a) classes of stock of such corporation that represent (by vote and value) more than 50% of all classes of stock of such corporation are listed on such markets, (b) with respect to each class relied on to meet the 50% requirement in (a), such class of stock is traded on such markets, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and the aggregate number of shares of such class of stock traded on such markets during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The Treasury Regulations provide that the trading frequency and trading volume tests under (b) in the immediately preceding sentence will be deemed satisfied if a class of stock is traded on an established securities market in the U.S. and is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, Section 883 also provides, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the "five percent override rule." For purposes of identifying the persons who actually or constructively own 5% or more of our common shares, or "5% shareholders", we may rely on Schedule 13G and Schedule 13D filings with the SEC. An investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes. The "five percent override rule" will not apply if we can substantiate that the number of our common shares owned for more than half of the number of days in the taxable year (1) directly or indirectly, applying attribution rules, by our qualified shareholders and (2) by our non-5% shareholders is greater than 50% of our outstanding common shares.

        Upon consummation of this offering, we believe that our common shares will be primarily and regularly traded on an established securities market in the United States. However, based on the current ownership of our common shares, it is not clear whether 5% shareholders will own more than 50% of our common shares for more than half the days in 2015 or in any future taxable year. If the five percent override rule applies, we believe we would have significant difficulty in satisfying the exception to the five percent override rule described in the immediately preceding paragraph. Thus, we may not satisfy the publicly traded test in 2015 or in any future taxable year. It is also not clear whether we would satisfy the 50% ownership test or the CFC test. Thus, we may not be eligible to claim exemption from U.S. federal income tax under Section 883 in 2015 or in any future taxable year.

      Taxation in Absence of Section 883 Exemption

        If the exemption under Section 883 does not apply, our gross U.S.-source shipping income would be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business, as described below. We refer to income which is effectively connected with the conduct of a U.S. trade or business as "effectively connected income."

As a result of the sourcing rules described above, no more than 50% of our gross shipping income would be treated as U.S.-source shipping income because we do not operate exclusively between U.S. ports. Thus, the maximum effective rate of U.S. federal income tax on our non-effectively connected shipping income should not exceed 2% because we do not operate exclusively between U.S. ports.

        Our U.S.-source shipping income has been subject to the 4% gross income tax in 2012, 2013 and 2014 as a result of our failure to qualify for the Section 883 exemption. Assuming that there is no material change to the source of our income or the nature of our activities and other operations, we do not expect the effect of this 4% gross income tax for 2015, if applicable, to be materially different than for 2013 or 2014, subject to any fluctuation as a result of changes in charter rates and U.S. source shipping income attributable to newbuildings, as they are delivered and deployed in due course.

        To the extent our U.S.-source shipping or non-shipping income is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at graduated rates of up to 35%. In addition, we may be subject to a 30% "branch profits" tax on such income, and on certain interest paid (or deemed paid) that is attributable to the conduct of our U.S. trade or business.

        Our U.S.-source shipping income would be considered "effectively connected income" only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

  •
  substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on our current shipping operations and the expected mode of our future shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected income." However, we may from time to time generate non-shipping income that may be treated as effectively connected income.

      U.S. Taxation of Gain on Sale of Vessels

        If our shipping income does not qualify for exemption from U.S. federal income tax under Section 883 gain from the sale of a vessel may be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above. If, however, our gain does qualify for exemption under Section 883, then such gain likewise should be exempt from U.S. federal income tax under Section 883.

      Certain State, Local and Non-U.S. Tax Matters

        We may be subject to state, local or non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property and foreign operations may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

        The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change, possibly with retroactive effect. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

Legal Proceedings

      Genmar Progress

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273,000 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940,000 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7, 2014, the Trustees presented a revised claim for $7,851,468, consisting of $848,396 for loss of beach use, $4,905,959 for injuries to mangroves, sea grass and coral, $83,090 for uncompensated damage assessment costs and $2,014,023 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim.

      General

        From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See "Risk Factors—We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us."

Exchange Controls

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MANAGEMENT

Directors, Executive Officers, and Significant Employees

      Our Current Directors, Executive Officers and Significant Employees

        Our Board of Directors currently consists of seven directors. We refer to our board of directors as the "Board" and each member of our Board as a "director."

        Set forth below are the names, ages, and positions of our executive officers and directors as of          , 2015.

Name	Age	Position
Peter C. Georgiopoulos	54	Chairman, Chief Executive Officer and Director
John P. Tavlarios	54	Chief Operating Officer
Leonard J. Vrondissis	38	Chief Financial Officer and Executive Vice President
Milton H. Gonzales, Jr.	61	Manager and Technical Director of GMM
Sean Bradley	38	Manager and Commercial Director of GMM
Ethan Auerbach	34	Director
Nicolas Busch	39	Director and Consultant
Dan Ilany	46	Director
Adam Pierce	36	Director
Roger Schmitz	33	Director
Steven D. Smith	56	Director

      Our Strategic Management Committee

        We expect to establish a Strategic Management Committee to serve a key role in advising our Board on all commercial, financial and strategic matters. Specifically, the Strategic Management Committee will have responsibilities which include, without limitation, reviewing, evaluating and advising our Board on sales and purchases of vessels, chartering in and out, financing of vessels and mergers and acquisitions. We expect Gary Brocklesby to serve as Chairman of the Strategic Management Committee, Messrs. Busch, Georgiopoulos and Tavlarios to serve as voting members and Mr. Vrondissis to serve as a non-voting member of the Strategic Management Committee. Additionally, Messrs. Brocklesby and Busch are also expected to serve as consultants to our Board.

      Composition of our Board Upon Consummation of this Offering

        Upon consummation of this offering, our Board will be comprised of seven directors. Under our amended and restated Articles of Incorporation as they will be in effect upon consummation of this offering, the Board will be classified into the following three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of shareholders:

  •
  Class I directors.              are class I directors whose terms expire at the annual meeting of shareholders to be held in 2016.

  •
  Class II directors.              are class II directors whose terms expire at the annual meeting of shareholders to be held in 2017; and

  •
  Class III directors.              are class III directors whose terms expire at the annual meeting of shareholders to be held in 2018.

        The following table provides information about our initial directors and executive officers who will be in office as of the closing of this offering. All of the directors listed below have agreed to serve as directors effective as of the closing of this offering. Ages of the following individuals are as of December 31, 2014.

Name	Age	Position
Peter C. Georgiopoulos	54	Chairman, Chief Executive Officer and Class Director
Nicolas Busch	39	Class Director
Adam Pierce	36	Class Director
Steven D. Smith	56	Class Director
		Class Director
		Class Director
		Class Director

        Our executive officers and consultants upon consummation of this offering will be the same as our executive officers and consultants as of                    , 2015 identified above under "Our Current Directors, Executive Officers and Significant Employees" and "Our Strategic Management Committee."

      Biographical Information

        The business experience of these individuals is included below.

        Peter C. Georgiopoulos—Peter C. Georgiopoulos has served as our Chief Executive Officer since the closing of the 2015 merger on May 7, 2015 and as our Chairman and as one of our directors since December 2008, including prior to and during our Chapter 11 cases. He previously served as Chairman and one of the directors for General Maritime Subsidiary Corporation, which we refer to as "GMR Sub Corp.," or its predecessors from its inception in 1997 until December 2008. From 1997 to 2008, he served as CEO of GMR Sub Corp. or its predecessors, and he served as its President from 2003, following its internal reorganization, until 2008, as well. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management LLC, or "MEM," a ship-owning and investment company which he founded in 1991. From 1990 to 1991, he was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, he had extensive experience in the sale, purchase and chartering of vessels while working for ship owners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos is also Chairman and a director of Genco Shipping & Trading Limited, or "Genco," Aegean Marine Petroleum Network, Inc., a company listed on the NYSE and Baltic Trading Limited, or "Baltic," a company listed on the NYSE. He also holds an MBA from Dartmouth College. As a result of these and other professional experiences, Mr. Georgiopoulos possesses knowledge and experience regarding our history and operations and the shipping industry, finance and capital markets, that strengthen the Board's collective qualifications, skills and experience.

        John P. Tavlarios—John P. Tavlarios has served as our Chief Operating Officer since the closing of 2015 merger on May 7, 2015. He previously served as one of our directors and as our President from December 2008, including prior to and during our Chapter 11 cases until May 7, 2015 and as Chief Executive officer from July 2011 until May 7, 2015. He previously served as a director of GMR Sub Corp. from May 2001 until December 2008. He served as the President and Chief Operating Officer of GMR Sub Corp. from May 2001 until December 2002. Following our internal reorganization, which took effect in December 2002, through December 2008, he served as the Chief Executive Officer of our tanker operating subsidiary, GMM. From its inception in 1997 to January 2000, Mr. Tavlarios served as Executive Vice President of GMR Sub Corp. or its predecessors. From 1995 to 1997, he was affiliated with MEM, a ship-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, he was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the DNV GL North American Committee, the Skuld board of directors and the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of Aegean Marine Petroleum Network, Inc., a company listed on the NYSE. As a result of these and other professional experiences, Mr. Tavlarios possesses knowledge and experience regarding our history and operations, the shipping and international oil industry, that strengthen the Board's collective qualifications, skills and experience.

        Leonard J. Vrondissis—Leonard J. Vrondissis has served as our Chief Financial Officer since February 2013 and as our Executive Vice President since May 2012. Mr. Vrondissis served as our Secretary and Treasurer from May 2012 to February 2013. Prior to that, Mr. Vrondissis served as our Vice President—Finance from January 2007 to May 2012, including prior to and during our Chapter 11 cases. Mr. Vrondissis joined our Finance Department in 2001. Mr. Vrondissis is also Treasurer of MEM, an entity controlled by Peter C. Georgiopoulos. MEM is the manager of Maritime Equity Partners, or "MEP." Mr. Vrondissis provides services to MEP and certain of its affiliates as a consultant on behalf of MEM.

        Milton H. Gonzales, Jr.—Milton H. Gonzales, Jr. has served as Manager and Technical Director of GMM since February 2009 and as Maritime Compliance Officer of GMM since April 2009, including prior to and during our Chapter 11 cases. Prior to that, he served as Senior Vice President—Technical Operations of GMM from August 2005 through February 2009, and as Vice President—Technical Operations from 2004 to 2005. From 2000 to 2004, Mr. Gonzales was Vice President—Marine and Technical Operations of Cunard Line Limited Cruise Company. Prior to that, Mr. Gonzales worked at Sea-Land Service for 14 years. Mr. Gonzales is a member of the American Bureau of Shipping, Lloyd's Register North American Advisory Committee and the Marshall Islands' Registry Quality Council.

        Sean Bradley—Sean Bradley has served as Manager and Commercial Director of GMM since May 2012. Prior to that, he served as the Head of Business Development of GMM from February 2009 through May 2012, including prior to and during our Chapter 11 cases. From January 2008 to October 2008, Mr. Bradley was Director, Chartering & Freight Trading, Europe, of Teekay Shipping based in London. Prior to that, Mr. Bradley served as the Global Chartering Manager at Eiger Shipping SA, Geneva, a subsidiary of Lukoil International Trading and Supply Company. Mr. Bradley originally joined Lukoil International Trading and Supply Company as a member of its product trading team at Lukoil Pan-Americas LLC in 2003.

        Ethan Auerbach—Ethan Auerbach has served as one of our directors since February 2013. Mr. Auerbach is a Portfolio Manager and a Partner at BlueMountain focused on investments across a variety of industries primarily in the US. Prior to joining BlueMountain in 2008, Mr. Auerbach was an investment analyst at Marathon Asset Management. Before Marathon, Mr. Auerbach was in the New Products Group at Goldman Sachs where he focused on capital markets. Mr. Auerbach began his career at UBS where he worked on the mortgage derivatives trading desk. Mr. Auerbach graduated from Cornell University where he earned a Bachelor's Degree in Computer Science and Economics. As a result of these and other professional experiences, Mr. Auerbach possesses knowledge and experience regarding banking, finance and the capital markets, that strengthen the Board's collective qualifications, skills and experience.

        Nicolas Busch—Nicolas Busch has served as one of our directors since the consummation of the 2015 merger on May 7, 2015, and is expected to serve as a consultant to our Board of Directors and a voting member of our Strategic Management Committee. Mr. Busch began his career at Glencore in 2000, where he headed the freight derivatives desk. In 2003, he left Glencore and co-founded FR8, a tanker freight trading company. Following the sale of his majority stake in FR8 in 2007, Mr. Busch co-founded Navig8 Group, where he is currently a director. Mr. Busch was a director of Navig8 prior to the consummation of the 2015 merger on May 7, 2015 and is currently a director of Navig8 Chemical Tankers, Inc. and Navig8 Product Tankers, Inc. As a result of these and other professional experiences, Mr. Busch possesses knowledge and experience regarding our history and operations, the shipping and international oil industry, that strengthen the Board's collective qualifications, skills and experience.

        Dan Ilany—Dan Ilany has served as one of our directors since the consummation of the 2015 merger on May 7, 2015 and previously served as a director of Navig8 Crude prior to consummation of the 2015 merger. Mr. Ilany is a Senior Vice President at Avenue Capital Group, or Avenue, responsible for identifying, analyzing and modeling investment opportunities for Avenue's U.S. strategy, with a focus on auto and auto suppliers, the industrial industry, defense, shipping, trucking and consumer products investments. Prior to joining Avenue in 2008, Mr. Ilany was a Senior Managing Director at Bear, Stearns & Co. While at Bear Stearns, he was a fixed income research analyst with responsibility for the automotive industry in the high yield group, and the manufacturing, aerospace/defense, and technology industries in the high grade group. He was a director of Navig8 Crude prior to the consummation of the 2015 merger on May 7, 2015 and since July 2014 has served as a director of Navig8 Product Tankers, Inc. Mr. Ilany received a B.A. in Economics and Political Science from McGill University and an M.B.A. in Finance from the NYU Stern School of Business. As a result of these and other professional experiences, Mr. Ilany possesses knowledge and experience regarding the shipping industry, finance and capital markets, that strengthen the Board's collective qualifications, skills and experience.

        Adam Pierce—Adam Pierce has served as one of our directors since May 17, 2012. Mr. Pierce is a Managing Director with Oaktree Capital Management, L.P. in Los Angeles where he leads the Global Principal Group's Natural Resources investment efforts. Prior to joining Oaktree in 2003, Mr. Pierce served as a Financial Analyst in the Investment Bank at JP Morgan Chase & Co., gaining experience on a range of advisory and financing assignments. Prior thereto, he worked for Goldman, Sachs & Co. Mr. Pierce received a B.A. degree in Economics with a focus on Business Administration from Vanderbilt University. Mr. Pierce has served on the boards of numerous companies and currently serves as a Director of Caerus Oil and Gas, DNA Diagnostics, General Maritime, Maritime Equity Partners, and Floatel International. As a result of these and other professional experiences, Mr. Pierce possesses knowledge and experience regarding the banking, finance and capital markets, that strengthen the Board's collective qualifications, skills and experience.

        Roger Schmitz—Roger Schmitz has served as one of our directors since the consummation of the 2015 merger on May 7, 2015 and previously served as a director of Navig8 Crude until the consummation of the 2015 merger. Mr. Schmitz is a Managing Principal with Monarch Alternative Capital LP, or Monarch, where he is responsible for analyzing investments and potential investments in a wide variety of corporate and sovereign situations both domestically and internationally, including the shipping industry. Prior to joining Monarch in 2006, Mr. Schmitz was an analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. He received an A.B., cum laude, in Economics from Bowdoin College. Mr. Schmitz currently serves as a director of Navig8 Product Tankers Inc. and Star Bulk Carriers Corp. and served as a director of Navig8 prior to the consummation of the 2015 merger on May 7, 2015. As a result of these and other professional experiences, Mr. Schmitz possesses knowledge and experience regarding the banking, and general business and finance, that strengthen the Board's collective qualifications, skills and experience.

        Steven D. Smith—Steven D. Smith has served as one of our directors since January 2014. Mr. Smith is the Managing Partner of Aurora Resurgence, or Resurgence. Prior to joining Resurgence, Mr. Smith held a variety of leadership positions at UBS Investment Bank, including Global Head of Restructuring, Global Head of Leverage Finance and Americas Head of Financial Sponsors. He also served on the Americas Executive Committee and Global Management Committee. Before joining UBS in 2001, Mr. Smith was a Managing Director at Credit Suisse and DLJ, where he was a member of the restructuring and leveraged finance groups. Mr. Smith began his career in leveraged finance and restructuring as an associate at Latham & Watkins, LLP. Mr. Smith received a BA in English and American Literature from the University of California, San Diego and a JD/MBA from UCLA. He served as a judicial clerk on the Ninth Circuit Court of Appeals following his graduation from UCLA. He is currently a member of the American Bankruptcy Institute and the Turnaround Management Association. As a result of these and other professional experiences, Mr. Smith possesses knowledge and experience regarding the banking, finance and capital markets, that strengthen the Board's collective qualifications, skills and experience.

        Gary Brocklesby—Gary Brocklesby is expected to serve as a consultant to our Board of Directors and as Chairman of, and a voting member of, our Strategic Management Committee. Mr. Brocklesby started his career in 1993 at Marc Rich trading company and in 1996 became head of Glencore's worldwide shipping department (previously Marc Rich). He oversaw a time charter fleet expansion from four vessels to 85 vessels (of over 3m dwt) by 2003, as ST Shipping became one of the world's largest product tonnage operators. During this period, he was involved in JV purchases of 10 new-build product tankers. In 2003, he left Glencore and, together with Nicolas Busch, co-founded FR8, a tanker freight trading company. Following the sale of their majority stake in FR8 in 2007, Mr. Brocklesby co-founded the Navig8 Group, where he is currently a director. He is based in the UK and is responsible for all of Navig8 Group's global operations, including commercial, financial and technical ship management activities.

      Board Designation Rights

        Pursuant to the 2015 shareholders agreement, among other things, each of Aurora, Avenue, BlueMountain, Monarch and Oaktree have the right to designate a member of the Board of Directors. Messers. Smith, Ilany, Auerbach, Schmitz, Pierce and were so designated by Aurora, Avenue, BlueMountain, Monarch and Oaktree, respectively. Each shareholder party to the 2015 shareholders agreement is obligated to vote its shares so that the Board shall at all times include these designees as well as Peter C. Georgiopoulos and Nicolas Busch so long as they serve as Chief Executive Officer of, and consultant to, the Company, respectively. Additionally, pursuant to the 2015 shareholders agreement, each director of the Company immediately prior to the consummation of this offering shall be offered the opportunity to continue to serve as a member of our Board, provided, in the case of a director designated by Aurora, Avenue, BlueMountain, Monarch and Oaktree, such directors' designating shareholder will own five percent of our common shares upon consummation of this offering and such director is independent.

      Involvement in Certain Legal Proceedings

        Mr. Georgiopoulos served as an executive officer and director of Genco, when on April 21, 2014, Genco and all of its subsidiaries other than Baltic Trading Limited and its subsidiaries filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Except as set forth above with respect to the Chapter 11 cases, no director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

      Director Independence

        Based on information requested from and provided by each director concerning his or her background, employment and affiliations, our Board has determined that each of                        , each of whom currently serve as a member of the Board, have no material relationships that would interfere with the exercise of independent judgment and is "independent" as defined in the NYSE listing rules. Additionally, based on information requested from and provided by each director and director nominee, that each of                                    , each of whom has agreed to become a member of our Board upon completion of this offering has no material relationships that would interfere with the exercise of independent judgment and is "independent" as defined in the NYSE listing rules. The NYSE transition rules provide for phase-in compliance for companies listing in connection with their initial public offerings. We do not expect to utilize these transition rules and expect the majority of our Board to be independent upon consummation of this offering.

        Under the corporate governance rules of the NYSE, a director will not be considered independent unless the Board affirmatively determines that the director has no material relationship with us. In making a determination of director independence, the Board broadly considers all facts and circumstances the board deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation and, pursuant to the NYSE definition of "independence," makes a determination whether the director has any material relationship that would interfere with the exercise of independent judgment. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others.

        Upon consummation of this offering the committees of the Board will consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The SEC rules and NYSE listing rules require that at least one member of our Audit committee be independent as of the NYSE listing date and that at least one member of each of our Compensation and Nominating and Corporate Governance committees be independent as of the earlier of consummation of this offering or five business days from the NYSE listing date. Additionally, each of our Audit, Compensation and Nominating and Corporate Governance committees must be comprised of a majority of independent directors within 90 days of our listing and solely of independent directors within one year of our listing. We expect that upon consummation of this offering each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will be independent.

      Committees of the Board

        Audit Committee.    The members of the Audit Committee upon the consummation of this offering will be                                    , each of whom are financially literate and                        of whom qualify as independent under the listing requirements of the NYSE.                                    is a financial expert as defined under Item 407(d)(5)(ii) of Regulation S-K and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Please refer to                        's biographical information above for his relevant experience. The current chair of the Audit Committee is                        and the chair of the Audit Committee upon consummation of this offering will be                                    .

        Under the rules of the SEC and NYSE, members of the Audit Committee must also meet independence standards under Rule 10A-3 of the Exchange Act. Through its written charter, effective as of the consummation of this offering, the Audit Committee will be delegated the responsibility of reviewing with the independent auditors the plans and results of the audit engagement, reviewing the adequacy, scope and results of the internal accounting controls and procedures, reviewing the degree of independence of the auditors, reviewing the auditor's fees and recommending the engagement of the auditors to the full Board.

        Compensation Committee.    The members of the Compensation Committee are expected to be Dan Ilany, Adam Pierce, Roger Schmitz and Steven D. Smith. The members of the Compensation Committee upon the consummation of this offering will be                                    . Each member of the Compensation Committee, both currently and upon consummation of this offering, will be a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and will be an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the "Code."

        Through its written charter, effective upon consummation of this offering, the Compensation Committee will administer our stock incentive plans and other corporate benefits programs. The Compensation Committee will also consider from time to time matters of compensation philosophy and competitive status, and reviews, approves, or recommends executive officer bonuses and director and executive officer equity grants and other compensation.

        Nominating Committee.    The members of the Nominating and Corporate Governance Committee, or the "Nominating Committee," upon the consummation of this offering will be                                    . Through its written charter, effective as of the consummation of this offering, the Nominating Committee will assist the Board in identifying qualified individuals to become Board members, in determining the composition of the Board and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing our Corporate Governance Guidelines. The Nominating Committee will be tasked with leading the search for individuals qualified to become members of the Board and selecting director nominees to be presented for shareholder approval at the annual meeting. The Nominating Committee will have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as the Nominating Committee may deem appropriate in its sole discretion. The Nominating Committee will seek individuals as director nominees who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. The Nominating Committee will consider shareholder recommendations of director candidates on the same basis, which should be sent to the attention of the corporate secretary at our headquarters. The Nominating Committee will consider many factors when determining the eligibility of candidates for nomination to the Board. The Nominating Committee will not have a diversity policy upon consummation of this offering; however, in the event of a vacancy, the Nominating Committee's goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to the board's overall effectiveness in meeting its mission.

        Compensation Committee Interlocks and Insider Participation.    We did not have a Compensation Committee during the year ended December 31, 2014. No officers, former officers or employees of the Company participated in deliberations of the Board regarding the executive officers' compensation during the year ended December 31, 2014. John Tavlarios is a member of our Board and an executive officer of the Company and is also a member of the board of directors of Aegean. Peter Georgiopoulos is Chairman of the board of directors of, and a member of the board of, Aegean. Except as otherwise disclosed in this paragraph, during the year ended December 31, 2014, none of our executive officers served as a member of the board of directors or compensation committee of any entity that had one or more other executive officers serving on our board of directors or compensation committee.

        Code of Business Conduct and Ethics.    All of our directors, officers, employees and agents must act ethically at all times and in accordance with the policies set forth in our Code of Ethics. Under our Code of Ethics, the Board will only grant waivers for a director or an executive officer in limited circumstances and where circumstances would support a waiver. Such waivers may only be made by the Audit Committee.

        Upon consummation of this offering, our Code of Ethics will be available on our website at www.gener8maritime.com and will be available in print to any shareholder upon request. We intend to provide any disclosures regarding the amendment or waiver of our Code of Ethics on our website.

        Director Compensation.    During the year ended December 31, 2014, we did not pay any compensation to our directors for their service as directors nor did we accrue any obligations with respect to performance incentives or retirement benefits for such service. Mr. Georgiopoulos, who is a director and executive officer of the Company, and Mr. Tavlarios, who is an executive officer and former director of the Company, received certain compensation in their respective roles as an executive officer. See "Executive Compensation—Fiscal 2013 and 2014 Summary Compensation Table" below.

        We intend to determine director compensation arrangements for non-employee directors prior to the consummation of this offering.

        Directors who are also members of management have not received and will not receive any additional pay for serving as directors.

EXECUTIVE COMPENSATION

Fiscal 2013 and 2014 Summary Compensation Table

        The following table presents information regarding the compensation awarded to, earned by, or paid in the fiscal years ending December 31, 2014 and 2013 to Peter C. Georgiopoulos, John P. Tavlarios and Leonard J. Vrondissis. These officers are referred to as our named executive officers. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(2)	Options Awards ($) (e)	All Other Compensation ($) (f)	Total ($) (g)
Peter C. Georgiopoulos(1)	2013	—	—	$0	—	—
Chairman and Chief Executive Officer	2014	—	$1,000,000	$0	$15,438	$1,015,438
John P. Tavlarios,(1)	2013	$550,000	$400,000	$0	$36,183	$986,183
Chief Operating Officer	2014	$550,000	$350,000	$0	$49,386	$949,386
Leonard J. Vrondissis,
Chief Financial Officer and Executive	2013	$200,000	$300,000	$0	$15,300	$515,300
Vice President	2014	$300,000	$450,000	$0	$24,408	$774,408

(1)
The above table lists the current titles of Messrs. Georgiopoulos and Tavlarios which they assumed on May 7, 2015, upon consummation of the 2015 merger. During fiscal years 2013 and 2014, Mr. Tavlarios served as President and Chief Executive Officer and Mr. Georgiopoulos served as Chairman.

(2)
We award a significant portion of annual compensation to its named executives in the form of cash bonuses, which are used to reward executives who contribute to our performance, including key financial measures, strategic objectives such as acquisitions, dispositions or joint ventures and our ability to acquire and dispose of vessels on favorable terms. Cash bonuses are generally made at the end of the fiscal year. The Board considers these awards for approval.

Employment Agreements

        Pursuant to its Chapter 11 plan and emergence from bankruptcy, we entered into new employment agreements dated May 17, 2012 with each of John P. Tavlarios, originally as President and Chief Executive Officer, and Leonard J. Vrondissis, originally as Executive Vice President, Treasurer and Secretary. Concurrently, our subsidiary, GMM, entered into an employment agreement with Milton H. Gonzales, Jr. with respect to his role as Manager and Technical Director of GMM. Each employment agreement became effective on the effective date and:

  •
  is for a term of eighteen months, with provisions for automatic renewals for additional terms of one year each, unless we or the executive terminates the agreement upon at least ninety days' prior notice;

  •
  Mr. Tavlarios is entitled to a base salary of not less than $550,000 per annum, Mr. Vrondissis is entitled to a base salary of not less than $200,000 per annum, and Mr. Gonzales is entitled to a base salary of not less than $275,000 per annum; in addition, each executive is entitled to annual discretionary cash bonuses based upon actual performance as determined by the Board or any committee thereof, with Mr. Tavlarios having a target bonus of 100% of his base salary, Mr. Vrondissis having a target bonus of 50% of his base salary, and Mr. Gonzalez having a target bonus of 75% of his base salary; and

  •
  if any of the executives is terminated without cause or resigns for good reason, or we do not extend the term of his employment pursuant to the employment agreement other than for cause, then such executive will be entitled to specific payments and benefits, including the continuation of his base salary at the time of such termination or non-extension for a variable amount of time specific to the particular executive (18 months for Mr. Tavlarios, unless the termination of his employment is in connection with a change in control of the Company, in which case, twenty-four months; six months for Mr. Vrondissis; and twelve months for Mr. Gonzales). Each executive is also entitled to specific payments and benefits in the event of other terminations of employment, consisting of salary, bonus and benefits that had accrued as of the date of termination, except that in the event of a termination for cause, the executive would not receive any accrued bonus. For the purposes of Mr. Tavlarios' employment agreement, a change of control would occur if, among other things, certain investment entities of Oaktree (OCM Marine Holdings TP, L.P. and OCM Marine Investments CTB, Ltd.) no longer own an aggregate of at least 20% of the voting power represented by our outstanding equity securities. The consummation of the 2015 merger constituted a change of control under Mr. Tavlarios' employment agreement.

        In February 2013, in connection with the departure of our previous Chief Financial Officer, Mr. Vrondissis assumed the role of Chief Financial Officer and resigned from the positions of Treasurer and Secretary.

        Subject to reaching mutually agreeable terms, we expect to enter into a Chief Executive Officer employment agreement package with Mr. Georgiopoulos.

        We intend to enter into new employment agreements with our other executive officers effective upon consummation of this offering.

Consulting Agreements

        Subject to reaching mutually agreeable terms, we expect to enter into consulting agreements with Messrs. Busch and Brocklesby providing an annual fee of $750,000 per annum to each of them. We expect that Messrs. Busch and Brocklesby would also be eligible for future equity awards under our MIP. The consulting agreements are expected to include, subject to definitive agreement by the applicable parties, non-competition providing restricting Messrs. Busch and Brocklesby and their respective affiliates during the term of the applicable agreements.

2012 Equity Incentive Plan

        Upon our emergence from bankruptcy, we adopted the General Maritime Corporation 2012 Equity Incentive Plan, or the "2012 Equity Incentive Plan." An aggregate of 1,145,541 common shares are available for award under the 2012 Equity Incentive Plan, which represented approximately 11% of the common shares outstanding as of its inception on the effective date a fully-diluted basis, 2% of our outstanding common stock as of May 11, 2015 on a fully-diluted basis and      % of common shares expected to be outstanding upon consummation of this offering described in this prospectus. Common shares are available for award under the 2012 Equity Incentive Plan to employees, nonemployee directors and/or officers of the Company and its subsidiaries which we refer to collectively as "eligible individuals" when referencing the 2012 Equity Incentive Plan. Under the 2012 Equity Incentive Plan, a committee appointed by the Board from time to time (or, in the absence of such a committee, the Board), which we refer to as the "plan committee" when referencing the 2012 Equity Incentive Plan, may grant a variety of stock-based incentive awards, as the plan committee deems appropriate, to eligible individuals whom the plan committee believes are key to furthering our growth and profitability. The plan committee may award stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards valued in whole or in part by reference to, or payable in or otherwise based on, common shares, cash payments and such other forms as the Committee in its discretion deems appropriate. The stock options vest in accordance with provisions of the applicable grant agreements, with accelerated vesting upon a change in control of the Company. For these purposes, a change of control would occur if, among other things, certain investment entities of Oaktree (OCM Marine Holdings TP, L.P. and OCM Marine Investments CTB, Ltd.) no longer own an aggregate of at least 20% of the voting power represented by our outstanding equity securities. The 2015 merger constituted a change of control under the 2012 Equity Incentive Plan. Accordingly, the options granted to Messrs. Tavlarios, Vrondissis and Gonzales fully vested upon the consummation of the 2015 merger. Pursuant to the outstanding grant agreements, if the option recipient's employment is terminated by us without cause or by the executive for good reason, then the portion of that executive's options that would have vested on the next anniversary of the grant date will vest. Upon termination of any executive's employment for any reason, we have the right to purchase the shares received by the executive upon exercise of his options at a price which will depend on the circumstances surrounding the termination; this right will terminate upon consummation of this offering.

        The following table provides information concerning outstanding equity incentive plan awards for the named executives as of December 31, 2014. All awards reflected in this table were granted under the 2012 Equity Incentive Plan.

Name and Principal Position (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Option exercise price ($) (d)	Option expiration date ($) (e)
Peter C. Georgiopoulos, Chairman and Chief Executive Officer(1)	0	0	N/A	N/A
John P. Tavlarios, Chief Operating Officer(1)	91,643	137,465	38.26	May 17, 2022
Leonard J. Vrondissis, Chief Financial Officer and Executive Vice President	22,910	34,367	38.26	May 17, 2022

(1)
The above table lists the current titles of Messrs. Georgiopoulos and Tavlarios which they assumed on May 7, 2015, upon consummation of the 2015 merger. During fiscal years 2013 and 2014, Mr. Tavlarios served as President and Chief Executive Officer and Mr. Georgiopoulos served as Chairman

      Column (c): Number of Securities Underlying Options (#) Unexercisable

        John P. Tavlarios.    Consists of the stock options granted on May 17, 2012 which had not yet vested as of December 31, 2014. These 137,465 unvested stock options were scheduled to vest in 3 equal installments on May 17, 2015, May 17, 2016 and May 17, 2017, subject to accelerated vesting under certain circumstances set forth in the 2012 Equity Incentive Plan and the relevant grant agreement. All of these stock options vested in 2015 as a result of the 2015 merger. See "2012 Equity Incentive Plan" above.

        Leonard J. Vrondissis.    Consists of the stock options granted on May 17, 2012 which had not yet vested as of December 31, 2014. These 34,367 unvested stock options were scheduled to vest in 3 equal installments on May 17, 2015, May 17, 2016 and May 17, 2017, subject to accelerated vesting under certain circumstances set forth in the 2012 Equity Incentive Plan and the relevant grant agreement. All of these stock options vested in 2015 as a result of the 2015 merger. See "2012 Equity Incentive Plan" above.

Management Incentive Plan

        We intend to implement a management incentive plan, or "MIP," providing for an aggregate of 1.6 million of our shares to be granted from time to time in the form of restricted stock or restricted stock units to our management team. Additionally, we expect that Messrs. Busch and Brocklesby, along with our management team, would also be eligible for future equity awards under the MIP.

Savings Plan

        In November 2001, our subsidiary, GMR Sub Corp., established a 401(k) plan which is available to full-time employees who meet the 401(k) plan's eligibility requirements. General Maritime Corporation (our former name) assumed the obligations of GMR Sub Corp. under the 401(k) plan in December 2008. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During the years ended December 31, 2014 and 2013, our matching contribution to the 401(k) plan was $212,518 and $229,359, respectively.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of the date of this prospectus and the anticipated beneficial ownership percentages immediately following this offering by each person or group who is known by us to own beneficially more than 5% of the outstanding common shares, each of our named executive officers, each of our directors as of the completion of this offering and all of our executive officers and directors as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held. We have approximately        shareholders of record as of the date of this prospectus.

        Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as set forth below and except for voting commitments under the 2015 shareholders agreement (which voting commitments will terminate upon the consummation of this offering), the persons named in the table below have sole voting and investment power with respect to all common shares held by them.

        The percentage of beneficial ownership upon consummation of this offering is based on            common shares outstanding immediately after this offering, or             assuming the underwriters' over-allotment option is exercised in full, which number is calculated after giving effect to the issuance and sale of            common shares in this offering, or             shares if the underwriter's over-allotment option is exercised in full.

        The table below does not reflect any common shares that our employees, directors, other persons associated with us or any beneficial owner listed below may purchase in this offering.

	Shares Beneficially Owned Prior to Offering(14)		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
Certain funds managed by Oaktree(1)	12,629,572
BlueMountain Capital Management, LLC(2)	7,842,930
Certain funds managed by Avenue Capital Group(3)	7,212,860
Certain funds affiliated with Aurora(4)	6,264,594
BlackRock, Inc.(5)	5,311,967
Monarch Alternative Capital LP(6)	5,336,366
Executive Officers and Directors(7):
Peter C. Georgiopoulos	—
John P. Tavlarios(8)	137,464
Leonard J. Vrondissis(8)	34,366
Milton H. Gonzales, Jr.(8)	34,366
Sean Bradley	—
Ethan Auerbach(9)	—
Nicolas Busch(10)	—
Dan Ilany(11)	—
Adam Pierce(12)	—
Roger Schmitz(13)	—
Steven D. Smith(4)	6,264,594
All Executive Officers and Directors as a group (eleven persons)	6,470,790

*
Represents beneficial ownership of less than 1% of our outstanding common shares.

(1)
Represents 11,536,876 shares held directly by OCM Marine Holdings TP, L.P. ("OCM Marine") and 1,092,696 shares held directly by Opps Marine Holdings TP, L.P. The general partner of OCM Marine is OCM Marine GP CTB, Ltd. ("OCM Marine GP"). The sole director of OCM Marine GP is Oaktree Capital Management, L.P. ("OCM LP"). The general partner of Opps Marine Holdings TP, L.P. ("Opps Marine") is Oaktree Fund GP Ltd. ("Fund GP"). The sole director of Fund GP is OCM LP. Oaktree Holdings, Inc. ("OH") is the general partner of OCM LP. OH is controlled by Oaktree Capital Group, LLC ("OCG").

  The majority shareholder of OCM Marine GP, Oaktree Principal Fund V, L.P. ("PFV"), has the power to remove and appoint the director(s) of OCM Marine GP. The general partner of PFV, Oaktree Principal Fund V GP, L.P. ("PFV GP"), has the ability to direct the management of PFV's business, including the power to appoint the investment manager for PFV. The general partner of PFV GP is Oaktree Principal Fund V GP Ltd. ("PFV GP GP"). PFV GP GP is controlled by its sole shareholder Oaktree Fund GP I, L.P. ("GP I"). The general partner of GP I is Oaktree Capital I, L.P. ("Capital I"). OCM Holdings I, LLC ("Holdings I") is the general partner of Capital I. Oaktree Holdings, LLC ("Holdings LLC") is the managing member of Holdings I. OCG is the managing member of Holdings LLC.

  The duly appointed manager of OCG, exercise voting and dispositive power over the shares held by OH and Holdings LLC is Oaktree Capital Group Holdings GP, LLC ("OCGH GP"). OCGH GP is managed by an executive committee consisting of Howard Marks, Bruce Karsh, Jay Wintrob, John Frank, David Kirchheimer, Sheldon Stone, Larry Keele and Stephan Kaplan.

  Each of the general partners, managers and members described above disclaims beneficial ownership of any shares owned of record by OCM Marine and Opps Marine, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(2)
Represents 422,005 shares held by BlueMountain Kicking Horse Fund L.P.; 1,179,786 shares held by BlueMountain Credit Opportunities Master Fund I L.P.; 1,481,676 shares held by BlueMountain Montenvers Master Fund SCA SICAV-SIF; 3,069,447 shares held by BlueMountain Credit Alternatives Master Fund L.P.; 58,045 shares held by BlueMountain Distressed Master Fund L.P.; 101,020 shares held by BlueMountain Long/Short Credit Master Fund L.P.; 332,991 shares held by BlueMountain Guadalupe Peak Fund L.P.; 928,882 shares held by BlueMountain Timberline Ltd; 90,788 shares held of record by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and 178,264 shares held by BlueMountain Strategic Credit Master Fund L.P. (collectively, the "BlueMountain Funds"). We have been advised that the members of the investment committee of BlueMountain Capital Management, LLC, the investment manager of the BlueMountain Funds, exercise voting and dispositive power over the shares held by the BlueMountain Funds. The members of such investment committee are Andrew Feldstein, Derek Smith, Ethan Auerbach, Peter Greatrex, Bryce Marcus, Jes Staley and David Zorub. The address of BlueMountain Capital Management, LLC is 280 Park Avenue, 12th Floor, New York, NY 10017.

(3)
Represents (i) 528,386 shares held by Avenue Investments, L.P.; (ii) 24,064 shares held by Avenue COPPERS Opportunities Fund, L.P.; (iii) 77,212 shares held by Avenue EnTrust Customized Portfolio SPC on behalf of and for the account of Avenue US/Europe Distressed Segregated Portfolio, (iv) 758,180 shares held by Avenue International Master, L.P.; (v) 76,212 shares held by Managed Accounts Master Fund Services—MAP 10; (vi) 523,696 shares held by Avenue PPF Opportunities Fund, L.P.; (vii) 2,822,575 shares held by Avenue Special Situations Fund VI (Master), L.P.; (viii) 113,105 shares held by Avenue Europe Opportunities Master Fund, L.P.; (ix) 146,195 shares held by Avenue-SLP European Opportunities Fund, L.P.; (x) 897,625 shares held by Avenue Europe Special Situations Fund II (Euro), L.P. and (xi) 1,245,564 shares held by Avenue Europe Special Situations Fund II (U.S.), L.P. Avenue Capital Management II, LP is the investment manager of each of Avenue Investments, L.P., Avenue COPPERS Opportunities Fund, L.P., Avenue EnTrust Customized Portfolio SPC, on behalf of and for the account of Avenue US/Europe Distressed Segregated Portfolio, Avenue International Master, L.P., Managed Accounts Master Fund Services—MAP 10, Avenue PPF Opportunities Fund, L.P. and Avenue Special Situations Fund VI (Master), L.P., and may be deemed to have voting and dispositive power over the shares owned by such entities. Avenue Europe International Management, L.P. is the investment manager of each of Avenue Europe Opportunities Master Fund, L.P., Avenue-SLP European Opportunities Fund, L.P., Avenue Europe Special Situations Fund II (Euro), L.P. and Avenue Europe Special Situations Fund II (U.S.), L.P., and may be deemed to have voting and dispositive power over the shares owned by such entities. Avenue Capital Group is comprised of four affiliated SEC registered investment advisers, including Avenue Capital Management II, L.P. and Avenue Europe International Management, L.P., which provide investment advisory services to the funds listed above. Avenue Capital Management II GenPar, LLC. ("ACM GenPar") is the general partner of Avenue Capital Management II, L.P. Marc Lasry and Sonia Gardner are the managing members of ACM GenPar. Avenue Europe International Management GenPar, LLC ("Avenue Europe GenPar") is the general partner of Avenue Europe International Management, L.P. Marc Lasry and Sonia Gardner are the managing members of Avenue Europe GenPar. Each of Avenue Capital Management II, L.P., Avenue Europe International Management, L.P., ACM GenPar, Avenue Europe GenPar, and Mr. Lasry may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. Avenue Capital Management II, L.P., Avenue Europe International Management, L.P., ACM GenPar, Avenue Europe GenPar, and Mr. Lasry disclaim any beneficial ownership. The address of each of Avenue Capital Management II, L.P. and Avenue Europe International Management, L.P. is c/o Avenue Capital Group, 399 Park Avenue, 6th Floor, New York, NY 10022.

(4)
Consists of 4,054,054 shares held of record by ARF II Maritime Holdings LLC, 48,378 shares held of record by ARF II Maritime Equity Partners LP and 2,162,162 shares held of record by ARF II Maritime Equity Co-Investors LLC. Aurora Resurgence Capital Partners II LLC ("ARCAP II") is

  the general partner of Aurora Resurgence Fund II, L.P., which owns ARF II Maritime Holdings LLC. Aurora Resurgence Advisors II LLC ("ARA II") is the general partner of ARF II Maritime Equity Partners LP and is the non-member manager of ARF II Maritime Equity Co-Investors LLC. Gerald L. Parsky and Steven D. Smith, the managing members of each of ARA II and ARCAP II, jointly control both ARA II and ARCAP II and thus may be deemed to share beneficial ownership of the securities listed above. However, each of Gerald L. Parsky and Steven D. Smith disclaim beneficial ownership of any shares owned of record by ARF II Maritime Holdings LLC, ARF Maritime Equity Partners LP and ARF II Maritime Equity Co-Investors LLC, except to the extent of any pecuniary interest therein. The address of each of Aurora Resurgence Capital Partners II LLC, Aurora Resurgence Advisors II LLC, Gerald L. Parsky and Steven D. Smith is c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(5)
BlackRock, Inc. is the ultimate parent holding company of certain advisory subsidiaries that have the power to vote or dispose of the referenced securities. Of the 5,336,366 shares listed above, 4,104,897 are for the benefit of BlackRock Funds II, BlackRock High Yield Bond Portfolio, 965,338 are for the benefit of BlackRock Corporate High Yield Fund, Inc. and 266,132 are for the benefit of MET Investors Series Trust—BlackRock High Yield Portfolio (collectively, the "BlackRock Funds"). On behalf of BlackRock Financial Management, Inc., the Investment Adviser and/or Sub-Adviser (as applicable) of the BlackRock Funds, James Keenan, as a Managing Director of BlackRock Financial Management, Inc., has voting and investment power over the shares held by the BlackRock Funds. The address of the BlackRock Funds, BlackRock Financial Management, Inc. and James Keenan is c/o BlackRock Financial Management, Inc., 55 East 52nd Street, New York, NY 10055.

(6)
Consists of: (i) 2,071,267 shares held by Monarch Debt Recovery Master Fund Ltd; (ii) 1,362,182 shares held by Monarch Opportunities Master Fund Ltd; (iii) 263,065 shares held by Monarch Alternative Solutions Master Fund Ltd; (iv) 61,384 shares held by Monarch Capital Master Partners II LP; (v) 1,118,840 shares held by MCP Holdings Master LP; and (vi) 435,196 shares held by P Monarch Recovery Ltd. Monarch Alternative Capital LP ("MAC") serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP ("MDRA GP") is the general partner of MAC and Monarch GP LLC ("Monarch GP") is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP, and Michael Weinstock, Andrew Herenstein, Christopher Santana and Adam Sklar, the co-portfolio managers of MAC, may be collectively deemed to have voting and dispositive power over the shares owned by such entities. The address of Monarch Alternative Capital LP is 535 Madison Avenue, New York, NY 10022.

(7)
Unless otherwise indicated, the address for each Executive Officer and Director is c/o Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171.

(8)
Consists of shares issuable upon exercise of stock options which have vested or which will vest within 60 days of the date of this prospectus. See "Executive Compensation" for further information regarding these options.

(9)
The address of Ethan Auerbach is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 12th Floor, New York, NY 10017.

(10)
Navig8 Limited holds 2,759,202 of our common shares and is also the holder of the 2015 warrants. Nicolas Busch is a director and minority beneficial owner of Navig8 Limited. The address of Nicolas Busch is c/o Navig8 Crude Tankers, Inc., 2nd Floor, Kinnaird House, 1 Pall Mall East, London SW1Y 5AU, United Kingdom.

(11)
The address of Dan Ilany is c/o Avenue Capital Group, 399 Park Avenue, 6th Floor, New York, NY 10022.

(12)
The address of Adam Pierce is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(13)
The address of Roger Schmitz is 535 Madison Avenue, New York, NY 10022.

(14)
Pursuant to the 2015 shareholders agreement, among other things, each of Aurora, Avenue, BlueMountain, Monarch and Oaktree have the right to designate members of the Board of Directors. Each shareholder party to the 2015 shareholders agreement is obligated to vote its shares so that the Board shall at all times include these designees as well as Peter C. Georgiopoulos and Nicolas Busch so long as they serve as Chief Executive Officer of, and consultant to, the Company, respectively. Additionally, pursuant to the 2015 shareholders agreement, each director of the Company immediately prior to the consummation of this offering shall be offered the opportunity to continue to serve as a member of our Board, provided, in the case of a director designated by Aurora, Avenue, BlueMountain, Monarch and Oaktree, such directors' designating shareholder will own five percent of our common shares upon consummation of this offering and such director is independent. As a result of the 2015 shareholders agreement, the shareholders party thereto may be deemed to have formed a "group" (as such term is defined in Section 13(d)(3) of the Exchange Act and Rule 13d-5 promulgated thereunder), which group may be deemed to have beneficial ownership of the shares beneficially owned by its members. Each beneficial holder of the outstanding shares reflected in the above table (other than the natural persons) is a party to the 2015 shareholders agreement. These voting obligations under the 2015 shareholders agreement will terminate upon consummation of this offering.

RELATED PARTY TRANSACTIONS

Related Party Transactions for Fiscal Years 2014, 2013 and 2012

      Oaktree Prepetition Credit Facility

        On March 29, 2011, we entered into a credit agreement with Oaktree, which was amended and restated on May 6, 2011. Upon the closing of the loan under this credit agreement on May 6, 2011, we received $200.0 million and issued 23,091,811 detachable warrants for the purchase of 19.9% of our outstanding prepetition common stock at an exercise price of $0.01 per share. We refer to this agreement as the "Oaktree prepetition credit facility" and to the aforementioned warrants as the "Oaktree warrants."

        The Oaktree prepetition credit facility bore interest at a rate per annum based on LIBOR (with a 3% minimum) plus a margin of 6% per annum if the payment of interest was to be in cash, or a margin of 9% if the payment of interest was to be in kind.

        We reclassified the Oaktree prepetition credit facility, along with accumulated interest paid in kind, to liabilities subject to compromise on November 17, 2011, the date of filing of our Chapter 11 cases. During the period from January 1, 2012 to May 17, 2012, we did not record approximately $12.5 million of interest for the Oaktree prepetition credit facility, including amortization of debt discount, pursuant to accounting rules for companies in bankruptcy.

        As described below, the Oaktree prepetition credit facility was cancelled pursuant to the Chapter 11 plan in exchange for the issuance of 4,750,271 common shares to Oaktree. Additionally, the Oaktree warrants were cancelled pursuant to the Chapter 11 plan.

      Chapter 11 Reorganization

        On November 16, 2011, we entered into a restructuring support agreement with Oaktree and certain of our prepetition senior lenders. We also entered into an equity purchase agreement with Oaktree, which provided that Oaktree would receive 100% of the equity in the reorganized Debtors subject to dilution on the terms set forth in the Chapter 11 plan in exchange for secured debt claims held by Oaktree in respect of the Oaktree prepetition credit facility and a new equity investment by Oaktree.

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. The debtors served notice of the entry of the confirmation order on May 10, 2012 and May 11, 2012.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms. The debtors served notice of the occurrence of the effective date on May 18, 2012 and May 22, 2012.

        Oaktree served as the sponsor of the plan and pursuant to the Chapter 11 plan, Oaktree received 9,800,560 common shares.

        On the effective date, pursuant to the Chapter 11 plan, we entered into a Registration Agreement and a Shareholders' Agreement; Oaktree was a party to each of these agreements. On November 1, 2012, we entered into the First Amended and Restated Registration Agreement which amended the original Registration Agreement. We refer to these agreements as the "pre-merger shareholders agreement" and the "pre-merger registration agreement." The pre-merger registration agreement provides Oaktree with demand registration rights and provides piggyback registration rights to Oaktree and certain other shareholders. The pre-merger shareholders agreement, provides Oaktree with consent rights with respect to specified significant corporate actions as well as the right to designate the members of the Board of Directors of the Company. It also provides Oaktree with certain drag-along rights and provides certain shareholders with certain tag-along rights, preemptive rights and certain other rights set forth in the agreement. The pre-merger shareholders agreement was amended and restated on December 12, 2013, to provide for, among other things, the rights of Aurora, BlackRock, BlueMountain and Twin Haven to require Oaktree to appoint a member to the Board designated by such shareholder. See "—December 2013 Class B Financing" below for more information about this amendment. The pre-merger shareholders agreement was terminated and the pre-merger registration agreement was amended and restated in connection with the consummation of the 2015 merger on May 7, 2015. See "—2015 Merger Related Transactions—2015 Shareholders Agreement" and "—2015 Merger Related Transactions—2015 Registration Rights Agreement" below for more details.

        Additionally, upon the effective date, we adopted Amended and Restated Articles of Incorporation which provided Oaktree with certain drag-along rights and provided other shareholders with certain tag-along rights with respect to a transfer by Oaktree of at least 85% of the Company's securities held by it.

      Transactions Related to Our Interest in OCM Marine Holdings

        On January 7, 2012, Peter C. Georgiopoulos assigned to us his interest in OCM Marine Holdings TP, L.P., or "OCM Marine Holdings," a limited partnership controlled and managed by Oaktree, which had been granted to him in connection with the transactions contemplated by the Oaktree prepetition credit facility. The assignment was consummated pursuant to an Assignment of Limited Partnership Interest and an amended and restated exempted limited partnership agreement of OCM Marine Holdings which we refer to as the "OCM Marine Holdings partnership agreement." As a result of the assignment, we received substantially the same rights as Mr. Georgiopoulos had under the OCM Marine Holdings partnership agreement. Under the OCM Marine Holdings partnership agreement, we were, following this assignment, entitled to an interest in distributions by OCM Marine Holdings, which in the aggregate would not exceed 4.9% of all distributions made by OCM Marine Holdings, provided that no distributions would be made to us until the other investors in OCM Marine Holdings had received distributions equal to the amount of their respective investments. We did not have any rights to participate in the management of OCM Marine Holdings, and we did not make, nor were we required to make, any investment in OCM Marine Holdings. As of January 7, 2012, OCM Marine Holdings and its subsidiaries held the entire loan made under Oaktree prepetition credit facility as well as all of the detachable warrants issued by us in connection therewith.

        Pursuant to the Chapter 11 plan, on the effective date and in accordance with the Partnership Withdrawal Agreement between us and Oaktree, we rejected the Assignment of Limited Partnership Interest, dated as of January 7, 2012 described above, and withdrew as a party to the OCM Marine Holdings partnership agreement. As a result, our right to receive up to 4.9% of the distributions made by the limited partnership was terminated.

      BlueMountain Common Stock Issuance

        On December 21, 2012, pursuant to a Common Stock Subscription Agreement, dated as of November 1, 2012, which we refer to as the "BlueMountain subscription agreement," among the

Company, Oaktree and BlueMountain, we issued 1,084,269 common shares in a private placement to BlueMountain for net proceeds of $28.9 million. We used the net proceeds of this private placement for working capital and general corporate purposes.

        In connection with the transactions contemplated by the BlueMountain subscription agreement, we also entered into a Letter Agreement, dated as of November 1, 2012, with Oaktree and BlueMountain providing certain shareholder and corporate governance rights to BlueMountain, including preemptive rights for equity and debt issuances, the right to cause the Company to pursue an initial public offering, demand registration rights, the right to designate a member of the Board and consent rights with respect to certain significant corporate actions. We refer to this Letter Agreement as the "BlueMountain letter agreement." In connection with these transactions, BlueMountain entered into a joinder to our pre-merger shareholders agreement and pre-merger registration agreement.

        In February 2013, the size of the Board was increased from five to six members and BlueMountain's designee was elected as the additional director. The BlueMountain letter agreement was terminated in connection with the amendment and restatement of the pre-merger shareholders agreement on December 12, 2013 described under "—December 2013 Class B Financing" and rights substantially similar to those provided to BlueMountain in this letter agreement were incorporated into the pre-merger shareholders agreement. The pre-merger shareholders agreement was terminated and the pre-merger registration agreement was amended and restated in connection with the consummation of the 2015 merger on May 7, 2015. See "—2015 Merger Related Transactions—2015 shareholders agreement" and "—2015 Merger Related Transactions—2015 Registration Rights Agreement" below for more details.

      Oaktree Note

        On April 11, 2013, we, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note, which we refer to as the "Oaktree note," in the principal amount of $9.3 million in favor of Oaktree. The Oaktree note, which was unsecured, was guaranteed by Arlington. The Oaktree note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum.

        We were required to comply with various affirmative and negative covenants under the Oaktree note that were substantially similar in all material respects to those in the senior secured credit facilities, excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those credit facilities. On June 11, 2013, we fully repaid the Oaktree note with the proceeds from the Wells Fargo credit facility, described below. Interest expense recognized relative to the Oaktree Note was approximately $0.2 million for the year ended December 31, 2013.

        For more information on the Oaktree note, see Note 11 to the financial statements for the years ended December 31, 2014 and December 31, 2013 included elsewhere in this prospectus.

      Wells Fargo Credit Facility

        On June 11, 2013, we entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9.3 million, which we refer to as the "Wells Fargo credit facility," for working capital and general corporate purposes. On June 11, 2013, we borrowed $9.3 million under the Wells Fargo credit facility and used the proceeds to repay in full the Oaktree note. The Wells Fargo credit facility, which was unsecured, was guaranteed severally (and not jointly), on a specified pro rata basis, by several Oaktree entities.

        Pursuant to an agreement among various Oaktree entities and the Company dated June 11, 2013, we agreed to pay Oaktree an annual fee of $500,000 until the guarantees provided by Oaktree in favor of Wells Fargo Bank, National Association in connection with the Wells Fargo credit facility were terminated. On December 16, 2013, we fully repaid the Wells Fargo credit facility with the proceeds from the issuance of Class B Common Stock. Interest expense recognized relative to the Wells Fargo credit facility was approximately $0.1 million for the year ended December 31, 2013.

        For more information on the Wells Fargo credit facility see "Description of our Indebtedness—Wells Fargo credit facility."

      Certain Other Oaktree Related Transactions

        Pursuant to an Equity Purchase Agreement, dated as of December 15, 2011 and amended on March 26, 2012, which we refer to as the "Oaktree purchase agreement," between us and Oaktree, and an order of the Bankruptcy Court, which we refer to as the "Oaktree purchase agreement order," authorizing the debtors to enter into the Oaktree purchase agreement, we were required to reimburse Oaktree for certain advisory fees, including those owed to an investment bank, which we refer to as the "Oaktree financial advisor," incurred in connection with the Oaktree purchase agreement, the Chapter 11 cases and certain related matters.

        On June 22, 2012, pursuant to a subscription agreement dated as of June 19, 2012, we issued 83,129 common shares to the Oaktree financial advisor, having an agreed-upon value of $36.84 per share, or $3.1 million in the aggregate, which payment was deemed to be a reimbursement by us of Oaktree, in accordance with the Oaktree purchase agreement and the Oaktree purchase agreement order, for certain fees (equal to $3.1 million) owed to the Oaktree financial advisor.

        From August to December 2013, the rights to receive an aggregate amount of $20.4 million owed by us pursuant to bunker supply contracts with certain third-party vendors were assigned by such third-party vendors to Oaktree Principal Bunker Holdings Ltd., which is managed by Oaktree Capital Management, L.P. One current member of our Board is an employee of and/or associated with Oaktree Capital Management, L.P. and three members of our Board prior to the consummation of the 2015 merger were employees of and/or associated with Oaktree Capital Management, L.P. We refer to these assigned rights as the "assigned bunker receivables." The fees payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $0.8 million for the three months ended March 31, 2015, $1.1 million for the three months ended March 31, 2014, $3.4 million for the year ended December 31, 2014 and $1.2 million for the year ended December 31, 2013, and these amounts are included in voyage expenses on consolidated statement of operations. As of March 31, 2015, December 31, 2014 and December 31, 2013, a balance due to Oaktree Principal Bunker Holdings Ltd. of $15.1 million, $14.3 million and $21.6 million, remains outstanding, and is included in accounts payable and accrued expenses on our consolidated balance sheets. In April 2015, the assigned bunker receivables were fully repaid.

        On each of June 28, 2013 and July 3, 2013, we issued 5,000 shares on each date of Series A Preferred Stock to Oaktree in a private placement for $1,000 per share, resulting in aggregate net proceeds of $5.0 million on June 28, 2013 and $5.0 million on July 3, 2013. As described below under "December 2013 Class B Financing," on December 12, 2013, all 10,146 shares of Series A Preferred Stock, together with the accumulated and unpaid dividends of $1.2 million, were converted into 611,468 shares of Class B Common Stock.

        In July 2013, Oaktree Value Opportunities Fund, L.P. and OCM Starfish Debtco S.A.R.L., both affiliated with Oaktree Capital Management, L.P., purchased approximately $59.4 million of our long-term debt in the secondary market.

      December 2013 Class B Financing

        On December 11, 2013, we amended our Amended and Restated Articles of Incorporation to, among other things (i) authorize 30 million shares of a new class of Class B Common Stock, par value

$0.01 per share, with a liquidation preference of $18.50 per share that ranked senior to our existing Common Stock as described below, (ii) authorize 50 million shares of a new class of Class A Common Stock, par value $0.01 per share, (iii) reclassified our existing Common Stock into Class A Common Stock as described below and (iv) authorize 5,000,000 of Preferred Stock, par value $0.01 per share. The shares of Class B Common Stock are convertible into and have rights with respect to voting and dividends that are substantially similar to the Class A Common Stock.

        In the event we are liquidated or sold pursuant to a transaction approved by the Board or OCM Marine Holdings and OCM Marine Investments, which we refer to as a "GMR approved sale," or certain similar transactions described in the Second Amended and Restated Articles of Incorporation which we refer to collectively as a "GMR liquidation," the holders of the Class B Common Stock (unless the Class B Common Stock is converted into shares of the Class A Common Stock) will be entitled to a liquidation preference of $18.50 per share (plus the amount of any declared but unpaid dividends thereon) prior to any distributions to holders of Class A Common Stock, and, except as described in the following sentence, the holders of Class B Common Stock will not be entitled to any further distributions in respect of such shares. Notwithstanding the preceding sentence, for purposes of determining the amount each holder of Class B Common Stock is entitled to receive in the event of a GMR liquidation, each share of Class B Common Stock will be deemed to have converted to Class A Common Stock immediately prior to the GMR liquidation if such a conversion would result in the holders of shares of Class B Common Stock receiving a greater distribution than they would receive without converting.

        Class B Common Stock is convertible to Class A Common Stock at our option in connection with an initial public offering. In the event we exercise this option, upon consummation of the initial public offering, each share of Class B Common Stock will be converted into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) $18.50 by (y) the lower of (A) the per share price at which our common stock is offered in the initial public offering and (B) $18.50.

        Furthermore, each share of Class B Common Stock will convert into a share of Class A Common Stock on a one-for-one basis (i) at any time at the option of its holder, (ii) upon the election of the holders of 75% of the outstanding shares of Class B Common Stock other than those held by OCM Marine Holdings or OCM Marine Investments, (iii) upon the consummation of a GMR approved sale or (iv) in the event of a transfer of shares of Class B Common Stock by a holder of such shares pursuant to a public offering or through certain "tag-along" sales.

        On December 12, 2013, we issued 10,702,702 shares of Class B Common Stock in a private placement for $18.50 per share, which we refer to as the "December 2013 Class B financing," resulting in aggregate gross proceeds to the Company of approximately $198.0 million. We refer to these shares as the "December 2013 Class B shares." The investors who purchased Class B Common Stock in the Class B financing included Oaktree, Aurora, Twin Haven, BlackRock and certain other accredited investors which we refer to collectively as the "December 2013 Class B investors."

        In connection with the closing of the purchase and sale of the Class B shares, the Company, OCM Marine Holdings and each of the Class B investors entered into a joinder to the pre-merger registration agreement.

        In connection with the private placement of the Class B shares, all of the outstanding shares of our Series A Preferred Stock were converted into Class B Common Stock at a price of $18.50 per share of Class B Common Stock based on the liquidation preference of, plus accrued and unpaid dividends on, the Series A Preferred Stock. As a result, on December 12, 2013, 10,146 shares of Series A Preferred Stock were converted into an aggregate of 611,468 shares of Class B Common Stock. We refer to this as the "Series A Preferred conversion." The Series A Preferred conversion was approved by Oaktree which held 10,000 of the shares of the Series A Preferred Stock.

        In connection with the December 2013 Class B financing, the pre-merger shareholders agreement, originally dated May 17, 2012 was amended and restated as of December 12, 2013 to provide for, among other things, (i) certain permitted transfers of equity securities of the Company held by the December 2013 Class B investors, (ii) additional pre-emptive rights of the December 2013 Class B investors, (iii) rights of the December 2013 Class B investors to acquire debt or equity securities of the Company, as applicable, in exchange for, or in addition to, their December 2013 Class B shares, in the event that we consummate a financing transaction during the six-month period following the closing of the purchase and sale of the December 2013 Class B financing, which results in net proceeds to the Company of at least $300.0 million to finance the acquisition by the Company or its subsidiaries of fifteen very large crude carriers, (iv) consent rights of the Class B investors with respect to specified related party transactions with Oaktree Capital Management, L.P. or its controlled affiliates and significant corporate actions, (v) rights of the Class B investors to designate members to the Board of the Company, (vi) rights of the Class B investors to cause the Company to consummate an initial public offering and (vii) demand registration rights of the Class B investors. In addition, the BlueMountain letter agreement described above was terminated and superseded by the pre-merger shareholders agreement which incorporated substantially all of the provisions of the BlueMountain letter agreement. The pre-merger shareholders agreement was terminated on May 7, 2015 upon the consummation of the 2015 merger.

      March 2014 Class B Financing

        On March 21, 2014, we issued 9,000,001 shares of Class B Common Stock in a private placement for $18.50 per share, which we refer to as the "March 2014 Class B financing", resulting in aggregate gross proceeds of approximately $166.5 million, pursuant to subscription agreements, which we refer to as the "March 2014 subscription agreements," entered individually with certain of our existing shareholders, including (i) Oaktree, in the amount of approximately $10 million, (ii) Aurora, in the amount of approximately $15.0 million, (iii) BlackRock, in the aggregate amount of approximately $67.5 million, (iv) BlueMountain, in the aggregate amount of approximately $50 million, (v) Twin Haven in the amount of approximately $15 million and (vi) certain other accredited investors.

        One current member of our Board is an employee of or associated with Oaktree, one member of the Board is associated with or an employee of Aurora and one member of the Board is associated with or an employee of BlueMountain. Prior to the consummation of the 2015 merger, three members of the Board were associated with or employees of Oaktree, one member of the Board was associated with or an employee of Aurora, one member of the Board was associated with or an employee of BlackRock, one member of the Board was associated with or an employee of BlueMountain and one member of the Board was associated with or an employee of Twin Haven.

        Pursuant to the terms of the March 2014 subscription agreements, we agreed to use all or substantially all of the net proceeds of the March 2014 Class B financing for purposes of satisfying our obligations in connection with the VLCC SPV stock purchase and the installment payments under the VLCC shipbuilding contracts described above. To the extent such net proceeds exceed the aggregate amount of such obligations, we are permitted to use the remaining net proceeds for general corporate purposes. On March 25, 2014, we used approximately $162.7 million of the proceeds of March 2014 private placement to fund the purchase price of the VLCC shipbuilding SPVs as described elsewhere in this prospectus.

      BlueMountain Note and Guarantee Agreement

        On March 28, 2014, we and our wholly-owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement, which we refer to as the "Note and Guarantee Agreement," with BlueMountain, whom we refer to as the "senior note purchasers". Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the senior note purchasers for proceeds of $125,020,000 (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes."

        Interest on the senior notes accrues at the rate of 11.0% per annum in the form of an automatic increase in the principal amount of each outstanding senior note. A noteholder may, at any time, request that all of the principal amount owing to such noteholder be evidenced by senior notes. If we at any time irrevocably elect to pay interest in cash for the remainder of the life of the senior notes, interest on the senior notes will thereafter accrue at the rate of 10.0% per annum. The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—Vessel Acquisitions and Disposals" for more information on the VLCC shipbuilding contracts).

        The Note and Guarantee agreement requires us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which we are bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the senior secured credit facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict us and our subsidiaries party to the senior secured credit facilities, the covenants (other than those covenants relating to limitations on additional indebtedness, limitations on liens and limitations on restricted payments described below under "Description of Indebtedness—Senior secured credit facilities") are not materially more restrictive than those contained in the senior secured credit facilities. The Note and Guarantee Agreement allows for the incurrence of additional indebtedness or refinancing of existing indebtedness upon the reduction of the loan to value ratio set forth therein to or below certain thresholds.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If we do not comply with various covenants under the Note and Guarantee Agreement, the senior note purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the senior notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        Concurrent with the issuance of the senior notes, we entered into an amendment and consent, by and among the parties to the Note and Guarantee Agreement which included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

        On January 26, 2015, we entered into an amendment and waiver, by and among the parties to the Note and Guarantee Agreement, which, along with other technical and conforming amendments, removed the requirement that we issue additional senior notes evidencing the payment of payment-in-kind interest resulting from the automatic addition of the amount of such interest to the principal amount of outstanding senior notes.

        As of March 31, 2015, the unamortized discount on the senior notes was $6.2 million, which continues to amortize as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $3.9 million during the three months ended March 31, 2015 and $9.6 million during the year ended December 31, 2014.

      June 2014 Class B Financing

        On June 25, 2014, we issued 1,670,000 shares of Class B Common Stock in a private placement, which we refer to as the "June 2014 Class B financing" for $18.50 per share, resulting in aggregate gross proceeds to the Company of approximately $30.9 million, pursuant to subscription agreements entered individually with certain accredited investor investment entities of Aurora Resurgence Advisors II LLC. One member of the Board is associated with or an employee of affiliates of Aurora Resurgence Advisors II LLC.

2015 Merger Related Transactions

      Agreement and Plan of Merger

        On February 24, 2015, General Maritime Corporation (our former name), Gener8 Maritime Acquisition, Inc. (one of our wholly-owned subsidiaries), Navig8 Crude Tankers, Inc. and each of the equityholders' representatives named therein entered into an Agreement and Plan of Merger. We refer to Gener8 Maritime Acquisition, Inc. as "Gener8 Acquisition", to Navig8 Crude Tankers, Inc. as "Navig8 Crude" and to the Agreement and Plan of Merger as the "2015 merger agreement." Pursuant to the 2015 merger agreement, Gener8 Acquisition merged with and into Navig8 Crude, with Navig8 Crude continuing as the surviving corporation and our wholly-owned subsidiary. Navig8 Crude's shareholders that are determined by us, based on certifications received by the Company from such shareholders following the closing of the 2015 merger, to be permitted to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement are entitled to receive 0.8947 shares of our common stock for each common share of Navig8 Crude they owned immediately prior to the consummation of the transactions contemplated under the 2015 merger agreement. Navig8 Crude's shareholders that are not determined by us to be permitted to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement (such as shareholders that are not "accredited investors") are entitled to receive cash in an amount equal to the number of shares of our common stock such shareholder would have received multiplied by $14.348. We refer to the transactions contemplated under the 2015 merger agreement as the "2015 merger." Concurrently with the 2015 merger, we filed with the Registrar of Corporations of the Republic of the Marshall Islands our Third Amended and Restated Articles of Incorporation to, among other things, increase our authorized capital, reclassify our common stock into a single class of common stock and change our legal name to "Gener8 Maritime, Inc."

        Pursuant to the 2015 merger agreement, we deposited at the closing of the 2015 merger $4,526,626.56 and 31,233,345 shares of our common stock into a trust account with Computershare Trust Company, N.A. ("Computershare Trust") for the benefit of Navig8 Crude's shareholders. We refer to the cash deposited as the "2015 merger cash consideration deposit," to the shares of common stock deposited as the "2015 merger stock consideration deposit" and to the account with Computershare Trust as the "2015 merger exchange and paying agent account." The number of shares and amount of cash deposited into such account was calculated based on an assumption that the holders of 1% of Navig8 Crude's shares are not permitted to receive our shares as consideration. If we determine that the 2015 merger cash consideration deposit is less than the cash amount due to Navig8 Crude shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account an amount equal to such shortfall and Computershare Trust is required to deliver to us a number of shares of our common stock equal to the amount of such shortfall divided by $14.348. If we determine that the 2015 merger stock consideration deposit is less than the number of shares to be delivered to Navig8 Crude shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account a number of our shares of common stock equal to such shortfall and Computershare Trust is required to deliver to us cash in an amount equal to the number of shares we deposit into the 2015 merger exchange and paying agent account multiplied by $14.348. If a large proportion of Navig8 Crude's shareholders are determined to not be entitled to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement, our cash flows and liquidity may be adversely affected.

        Immediately following the consummation of the 2015 merger, our shareholders prior to the 2015 merger owned approximately 34.9 million, or 52.55%, and Navig8 Crude's shareholders prior to the 2015 merger owned approximately 31.5 million, or 47.45% of the shares of our common stock, with Oaktree, BlueMountain, Avenue, Aurora, Monarch, BlackRock and Navig8 Limited and/or their respective affiliates owning approximately 19.4%, 12.1%, 11.1%, 9.6%, 8.2%, 8.2% and 4.2%, respectively, of our outstanding stock. The 2015 merger closed on May 7, 2015.

        Until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. See "Risk Factors—Risk Factors Related to our Financings—You may experience substantial dilution if any claims are made by General Maritime or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement."

      2015 Warrant Agreement

        In connection with the 2015 merger we entered into an amended and restated warrant agreement with Navig8 Limited. We refer to this agreement as the "2015 warrant agreement" and to Navig8 Limited or the subsequent transferee as the "2015 warrantholder." Under the 2015 warrant agreement, 1,600,000 warrants that had, prior to the 2015 merger, provided the 2015 warrantholder the right to purchase 1,600,000 shares of Navig8 Crude's common stock at $10 per share of Navig8 Crude's common stock were converted into warrants entitling the 2015 warrantholder to purchase 0.8947 shares of our common stock for each warrant held for a purchase price of $10.00 per warrant, or $11.18 per share. We refer to these warrants as the "2015 warrants." The 2015 warrants, which expire on March 31, 2016, vest in five equal tranches, with each tranche vesting upon our common shares reaching the following trading thresholds following an initial public offering: $15.09, $16.21, $17.32, $18.44 and $19.56. These trading thresholds represent the volume-weighted average price of our shares over any period of ten consecutive trading days during which there is a minimum cumulative trading volume of $2 million.

        Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant to our Board and a member of our Strategic Management Committee, and Gary Brocklesby, who is expected to serve as a consultant to our Board and a member of our Strategic Management Committee, are each directors and minority beneficial owners of Navig8 Limited.

      Stock Options

        Pursuant to the 2015 merger agreement, we agreed to convert any outstanding option to acquire Navig8 Crude common stock into an option to acquire the number of shares of our common stock equal to the product obtained by multiplying (i) the number of shares of Navig8 Crude common stock subject to such stock option immediately prior to the consummation of the 2015 merger by (ii) 0.8947, at an exercise price per share equal to the quotient obtained by dividing (A) the per share exercise price specified in such stock option immediately prior to the 2015 merger by (B) 0.8947. We also agreed to treat the option agreement between Navig8 Crude and L. Spencer Wells as exercisable through July 8, 2017. Mr. Wells served as BlueMountain's designee to the Navig8 Crude board of directors until the consummation of the 2015 merger. One member of our Board is associated with or an employee of BlueMountain. Immediately prior to the consummation of the 2015 merger, there was one option to purchase 15,000 shares at $13.50 per share; this option, which we referred to as the "2015 option" was converted into an option to purchase 13,420 of our common shares at an exercise price of $15.088 per share.

      2015 Equity Purchase Agreement

        On February 24, 2015, we entered into an equity purchase agreement with Navig8 Crude, Avenue, BlackRock, BlueMountain, Monarch, Oaktree, Twin Haven and/or their respective affiliates. We refer to this agreement as the "2015 equity purchase agreement." In April 2015, certain other accredited investors, including Navig8 Limited, became parties to the 2015 equity purchase agreement through the execution of joinders thereto. We refer to both the original and subsequent signatories to the 2015 equity purchase agreement as the "2015 commitment parties." Under the 2015 equity purchase agreement, we may sell an aggregate of up to $125 million of shares of our common stock in up to three tranches to the 2015 commitment parties at a price of $12.914 per share. If we exercise our option, Oaktree, BlueMountain, Avenue, Monarch, BlackRock and Twin Haven are obligated to purchase shares, for a total purchase amount of $16.5 million, $20.5 million, $16.0 million, $12.9 million, $17.1 million, and $7.2 million, respectively. We refer to our right to exercise our option and require that the parties purchase these shares as the "2015 purchase commitment." The amount of this purchase commitment may be reduced if we issue certain equity securities with net proceeds in excess of $75 million.

        One member of our Board is associated with or an employee of Avenue, one member of our Board is associated with or an employee of BlackRock, one member of our Board is associated with or an employee of BlueMountain, one member of our Board is associated with or an employee of Monarch and one member of our Board is associated with or an employee of Oaktree. Prior to the consummation of the 2015 merger, three members of our Board were associated with or employees of Oaktree, one member of our Board was associated with or an employee of BlackRock, one member of our Board was associated with or an employee of BlueMountain and one member of our Board was associated with or an employee of Twin Haven.

        Pursuant to the terms of the 2015 equity purchase agreement, we issued 483,971 shares of our common stock to the 2015 commitment parties as a commitment premium upon the closing of the 2015 merger as consideration for their purchase commitments. We refer to the issuance of these shares as the "2015 commitment premium." Shares of our common stock issued as the 2015 commitment premium are subject to restrictions on transfer until the 2015 purchase commitment terminates or is fully exercised by us.

        The 2015 purchase commitment terminates if the aggregate offering price (before deduction of underwriters' discounts and commissions) of a firm commitment underwritten offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of shares of our common stock equals or exceeds, subject to certain adjustments, $200,000,000. The commitment to purchase our common stock by the commitment parties will terminate upon the consummation of this offering.

        The 2015 purchase commitment terminates six months after the closing of the 2015 merger, provided that we may elect to extend the period in which we may sell shares of our common stock to the 2015 commitment parties for an additional six months. If we elect to extend the period in which we may sell shares of our common stock to the 2015 commitment parties, we will be obligated to issue to the 2015 commitment parties an additional 725,956 shares of our common stock.

        In connection with the 2015 equity purchase agreement, we have agreed to indemnify, subject to certain exceptions, each 2015 commitment party and its affiliates from losses incurred by such 2015 commitment party or its affiliate or to which such 2015 commitment party or its affiliate may become subject that arise out of or in connection with the 2015 equity purchase agreement and the transactions contemplated therein.

      2015 Shareholders Agreement

        In connection with the consummation of the merger agreement we entered into a shareholders agreement with certain of our shareholders, including the 2015 commitment parties who hold at least 5% of our outstanding shares, including Aurora, Avenue, BlackRock, BlueMountain, Monarch and Oaktree. We refer to this agreement as the "2015 shareholders agreement."

        One member of our Board is associated with or an employee of Aurora, one member of our Board is associated with or an employee of Avenue, one member of our Board is associated with or an employee of BlackRock, one member of our Board is associated with or an employee of BlueMountain, one member of our Board is associated with or an employee of Monarch and one member of our Board is associated with or an employee of Oaktree. Prior to the consummation of the 2015 merger, three members of our Board were associated with or employees of Oaktree, one member of our Board was associated with or an employee of Aurora, one member of our Board was associated with or an employee of BlackRock and one member of our Board was associated with or an employee of BlueMountain.

        The 2015 shareholders agreement sets forth certain understandings and agreements with respect to certain corporate governance matters, including the following:

        Unless 75% of the shareholders party to the 2015 shareholders agreement consent otherwise, our Board will be comprised of seven (7) members with each of Aurora, Avenue, BlueMountain, Monarch, Oaktree or their respective affiliates, as long as they remain holders of 5% of our outstanding common stock and until the termination of the 2015 shareholders agreement, designating one (1) director. Additionally, each of the parties to the 2015 shareholders agreement agrees to vote its shares to support the election of the directors to our Board designated by the others.

        Additionally, until the termination of the 2015 shareholders agreement, and so long as he serves as a consultant to the Company, the parties to the 2015 shareholders agreement agree to each vote their shares to support the election of Nicolas Busch as a director of the Company. Until the termination of the 2015 shareholders agreement, and so long as he serves as our Chief Executive Officer, the parties to the 2015 shareholders agreement agree to vote their shares to support the election of Peter Georgiopoulos as a director of the Company and as the Chairman of the Board of Directors.

        Avenue and Monarch, or their respective affiliates, as long as they each remain holders of 5% of our outstanding common stock and until the termination of the 2015 shareholders agreement, can appoint one of the directors as the Lead Independent Director of our Board.

        The 2015 shareholders agreement provides that, subject to certain exceptions, our Board immediately prior to an initial public offering will determine the composition of our Board immediately following such initial public offering; provided that the Board immediately following the initial public offering shall consist of at least seven and no more than nine directors and each of the directors immediately prior to the consummation of this offering is entitled under the 2015 shareholders agreement to be offered the opportunity to continue to serve as a director following the initial public offering provided that, in the case of a director who is a shareholder designee, such director is considered independent and that the designating shareholder responsible for such director's appointment will own at least five percent of our outstanding common shares following consummation of the initial public offering.

        Pursuant to the 2015 shareholders agreement, our Board expects to create (i) a Strategic Management Committee consisting of Gary Brocklesby (voting and Chairman), Nicolas Busch (voting), Peter Georgiopoulos (voting), John Tavlarios (voting), and Leonard J. Vrondissis (non-voting) and (ii) a Compensation Committee consisting of the directors designated by Aurora, Avenue, Monarch, Oaktree or their affiliates.

        Shareholders holding at least 40% of shares of our common stock shall have the right to call special meetings of shareholders. In addition to the transfer restrictions set forth in our Articles of Incorporation, prior to any transfer of equity securities, other than pursuant to a sale of the Company approved by our Board, the transferring shareholder (i) must cause each prospective transferee to execute and deliver a joinder agreement to the 2015 shareholders agreement and (ii) must give written notice to us accompanied by a written legal opinion of legal counsel that the transfer may be effected without registration or otherwise violating securities laws.

        The 2015 shareholders agreement may not be amended, modified or waived unless such amendment, modification or waiver is in writing and signed by us and holders of at least 66 2/3% of the common stock then beneficially owned by shareholders, provided that no such amendment shall have a materially disproportionate and materially adverse impact on any shareholder that is not a party to such amendment, modification or waiver.

        The 2015 shareholders agreement will terminate upon the consummation of this offering.

      2015 Registration Rights Agreement

        In connection with the consummation of the 2015 merger, we entered into the Second Amended and Restated Registration Agreement, with certain of our shareholders, including Aurora, Avenue, BlackRock, BlueMountain, Monarch, Oaktree and Twin Haven. We refer to this agreement, as amended, as the "2015 registration rights agreement," and to Aurora, Avenue, BlackRock, BlueMountain, Monarch, Oaktree, and Twin Haven as the "2015 principal shareholders."

        The 2015 registration rights agreement provides that, any time following the consummation of an initial public offering by the company and from time to time, the 2015 principal shareholders will be entitled to demand a certain number of long-form registrations and short-form registrations of all or part of their registrable securities. Demand registrations may be requested by the 2015 principal shareholders holding five million shares (as adjusted for any stock dividends, stock splits, combinations and reorganizations and similar events) of registrable securities. No registration statement is required to be filed within 180 days of the final prospectus used in an initial public offering.

        We are not required to effectuate demands for any long-form or short-form registration unless the expected gross proceeds from the registration are $60 million or more. We are not required to effectuate more than eight demand registrations in total and no more than two in any calendar year, and are not required to effectuate any demand registrations following the fifth anniversary of the 2015 registration rights agreement, although the 2015 principal shareholders may request an unlimited number of non-underwritten shelf takedowns. The 2015 registration rights agreement requires us to provide certain piggyback registration rights to certain holders of registrable securities. Under the 2015 registration rights agreement, each holder of registrable securities is required to agree to certain customary "lock-up" agreements in connection with underwritten public offerings.

      Support and Voting Agreements

        Concurrently with the execution of the 2015 merger agreement, and in order to facilitate the 2015 merger, the Company and Navig8 Crude entered into a voting agreement with Avenue, BlueMountain and Monarch, or certain of their respective affiliates. We refer to each of these entities as a "Navig8 Crude supporting shareholder" and collectively, the "Navig8 Crude supporting shareholders." The Company and Navig8 Crude also entered into voting agreements with, among others, Aurora, BlackRock, BlueMountain, Oaktree and Twin Haven, or certain of their respective affiliates. We refer to each of these entities as a "Company supporting shareholder" and collectively, the "Company supporting shareholders" and together with the Navig8 Crude supporting shareholders, the "supporting shareholders." We refer to the agreements with the supporting shareholders as the "2015 voting agreements."

        Pursuant to the 2015 voting agreements, (i) each Company supporting shareholder agreed, among other things, to vote in favor of the proposal to amend and restate our articles of incorporation and bylaws at the annual meeting and related proposals and to vote against any action, proposal, transaction or agreement that reasonably could have been expected to interfere with the consummation of the 2015 merger, including alternative acquisition proposals; and (ii) each Navig8 Crude supporting shareholder agreed, among other things, to vote in favor of the 2015 merger and related proposals and to vote against any action, proposal, transaction or agreement that reasonably could have been expected to interfere with the consummation of the 2015 merger, including alternative acquisition proposals.

        The 2015 voting agreements also contained various prohibitions on transfers of shares in the Company and in Navig8 Crude during the term of the 2015 voting agreements. Each supporting shareholder agreed to cease and cause to be terminated all discussions or negotiations conducted theretofore with any person, other than the Company, with respect to certain proposals for the acquisition of the Company or Navig8 Crude, as applicable. The 2015 voting agreements terminated upon and are of no further force or effect as of the closing date of the 2015 merger.

      Other Shareholder Consent Agreements to Merger

        In connection with the 2015 merger, certain of our shareholders, including Aurora, BlackRock, BlueMountain, Oaktree and Twin Haven provided various consents and waivers under the pre-merger shareholders agreement, the pre-merger registration rights agreement and various past subscription agreements for our common shares, to facilitate entry into, and consummation of the transactions contemplated by, the 2015 merger agreement.

Related Party Transactions of Navig8 Crude Tankers, Inc.

        Navig8 Group consists of Navig8 Limited and all of its subsidiaries including, without limitation, Navig8 Shipmanagement Pte Ltd., Navig8 Asia Pte Ltd, VL8 Management Inc., Navig8 Inc. and VL8 Pool Inc. Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant to our Board and member of our Strategic Management Committee, and Gary Brocklesby, who is expected to serve as a consultant to our Board and member of our Strategic Management Committee, are each directors and minority beneficial owners of Navig8 Limited.

  VL8 Pool Agreements

        Pursuant to pool agreements by and between VL8 Pool Inc. and the 14 newbuilding-owning subsidiaries we acquired in the 2015 merger, or the "2015-acquistion VLCC SPV's", VL8 Pool Inc. intends to divide the revenue of VL8 Pool vessels between all the pool participants. Revenues are intended to be shared according to a distribution key based on vessel characteristics allocated to each pool vessel with the aim of reflecting the relative earning potential of each pool vessel compared with other pool vessels. The VL8 Pool's legal entity is VL8 Pool Inc., a subsidiary of Navig8 Limited. VL8 Pool acts as the time charterer of the pool vessels and will enter the pool vessels into employment contracts such as voyage charters. VL8 Pool will, as time charterer, be responsible for the commercial employment and operation of pool vessels. The pool agreements contain various provisions which allow VL8 Pool Inc. to terminate the pool agreements upon the occurrence of certain events of default. The agreements also have a risk of mutualisation of liabilities amongst the pool participants under the pool arrangements. See "Risk Factors—Certain Agreements entered into by Gener8 Acquisition with members of the Navig8 Group prior to the 2015 merger may adversely affect or restrict our business." Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that these pool agreements will remain in place.

        Pursuant to pool agreements by and between VL8 Pool and Gener8 Acquisition's 14 newbuilding-owning subsidiaries, VL8 Pool intends to enter into time charters with each of the pool participants and such time charters form part of the pool agreements. The hire payable under and term of each of the time charters is linked to the pool distribution amounts payable under and the participation period of a pool vessel under the pool agreements. Further, the time charters by and between VL8 Pool Inc. and Gener8 Acquisition's 14 newbuilding-owning subsidiaries contain provisions that may adversely affect or restrict our business, including the following: (a) we are subject to continuing seaworthiness and maintenance obligations; (b) VL8 Pool Inc. may put a pool vessel off hire or cancel a charter if the relevant vessel owning subsidiary fails to produce certain documentation within 30 days of demand; (c) VL8 Pool Inc. may put a pool vessel off hire for any delays caused by the vessel's flag or the nationality of her crew; (d) VL8 Pool Inc. has extensive rights to place the vessel off hire and to terminate and redeliver the vessel without penalty in connection with any shortfall in oil majors' approvals or SIRE discharge reports; (e) VL8 Pool Inc. has the right to call for remedy of any breach of representation or warranty within 30 days failing which the vessel may be put off hire; and (f) after 10 days off hire the charter may then be terminated by the charterers. Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that these time charters will remain in place. The pool agreements, together with the time charters, provide that each pool vessel shall remain in the VL8 Pool for a minimum period of one year with each of the newbuilding-owning subsidiaries and VL8 Pool Inc. thereafter being entitled to terminate the pool agreement and the time charter by giving ninety (90) days' notice in writing to the other (plus or minus 30 days at the option of VL8 Pool Inc.) at any time after the expiration of the initial 10 month period such pool vessel is in the pool (which may be reduced if there is a firm sale to a third party) but a pool vessel may not be withdrawn until it has fulfilled its contractual obligations to third parties.

        The pool agreements by and between VL8 Pool Inc. and Gener8 Acquisition's 14 newbuilding-owning subsidiaries contain provisions that may adversely affect or restrict our business, including the following: (a) if VL8 Pool Inc. suffers a loss in connection with the pool agreements, it may set off the amount of such loss against the distributions that were to be made to the relevant vessel-owning subsidiary or any working capital repayable pursuant to the agreement; (b) we are required to provide working capital of $1,750,000 to VL8 Pool Inc. upon delivery of the vessel into the pool, which is repayable on the vessel leaving the pool, as well as fund cash calls to be paid within 10 days of demand by the Pool Committee (consisting of representatives from VL8 Pool Inc. and each pool participant); (c) each pool vessel is obligated to remain on hire for 90 days after seizure by pirates but will thereafter be off hire until again available to VL8 Pool Inc.; (d) VL8 Pool Inc. has the right to terminate the vessel's participation in the pool under a wide range of circumstances, including but not limited to (i) the pool vessel is off hire for more than 30 days in a six month period, (ii) the pool vessel is, in the reasonable opinion of VL8 Pool Inc., untradeable to a significant proportion of oil majors for any reason, (iii) insolvency of the relevant vessel-owning subsidiary, (iv) the relevant vessel-owning subsidiary is in breach of the agreement and VL8 Pool Inc., in its reasonable opinion, considers the breach to warrant a cancellation of the agreement or (v) if any relevant vessel-owning subsidiary or an affiliate becomes a sanctioned person; (e) VL8 Pool Inc. has extensive rights to place the vessel off hire and to terminate and redeliver the vessel without penalty in connection with any shortfall in oil major approvals or SIRE discharge reports; (f) VL8 Pool Inc. has no liability to relevant vessel-owning subsidiary for any loss, damage, delay or expense, direct or indirect, including but not limited to loss of profit arising out of or in connection with the detention of or delay to the pool vessel; (g) the relevant vessel-owning subsidiaries have agreed to indemnify VL8 Pool Inc. in respect of all liabilities incurred by VL8 Pool Inc. in performing its obligations under the pool agreements, even if such liabilities are greater than its proportion of the pool distributions; and (h) if VL8 Pool Inc. incurs a loss, any uninsured liabilities of the pool vessels could become an expense shared by all pool members.

      VL8 Pool Commercial Management Agreement

        Pursuant to a commercial management agreement by and between VL8 Management Inc., or VL8 Management, and VL8 Pool Inc., dated September 1, 2010, or the Navig8 Commercial Management Agreement, VL8 Management agreed to provide commercial management services for the VL8 Pool Inc., including but not limited to marketing services, seeking, negotiating and concluding time charters, providing voyage estimates and accounts, issuing voyage instructions, supervising and arranging bunkering and monitoring voyage performance. Pursuant to the Navig8 Commercial Management Agreement, VL8 Pool Inc. agrees to pay VL8 Management a fee equal to 1.25% of all hire revenues during the term of the commercial management agreement along with an administration fee of $325 per day per vessel. Under the terms of the agreement, the liability of VL8 Management is limited to acts of negligence, gross negligence or willful misconduct and is subject to a cap of $500,000 per incident or series of incidents. In addition, the commercial management agreement contains an indemnity from VL8 Pool in favor of VL8 Management and its employees and agents. The commercial management agreement may be voluntarily terminated on ninety days' written notice by either party.

        Based on our discussions with Navig8 Group to date, we expect that the Navig8 Commercial Management Agreement will remain in place.

      Navig8 Supervision Agreements

        Gener8 Acquisition has entered into supervision agreements with Navig8 Shipmanagement Pte Ltd., or "Navig8 Shipmanagement," a subsidiary of Navig8 Limited, with regards to the 2015 acquired VLCC newbuildings whereby Navig8 Shipmanagement agrees to provide advice and supervision services for the construction of the newbuilding vessels. These services also include project management, plan approval, supervising construction, fabrication and commissioning and vessel delivery services. As per the supervision agreements, Gener8 Acquisition agrees to pay Navig8 Shipmanagement a total fee of $500,000 per vessel. The agreements do not contain the ability to terminate early and, as such, the agreements would be effective until full performance or a termination by default. Under the supervision agreements, the liability of Navig8 Shipmanagement is limited to acts of negligence, gross negligence or willful misconduct and is subject to a cap of $250,000 per vessel, which is less than the fee payable per vessel. The supervision agreements also contain an indemnity in favor of Navig8 Shipmanagement and its employees and agents. We refer to these agreements as the "Navig8 supervision agreements."

        Based on our discussions with Navig8 Group to date, we expect that the supervision agreements will remain in place.

      Corporate Administration Agreement

        On December 17, 2013, Navig8 Crude entered into a corporate administration agreement with Navig8 Asia Pte Ltd., or "Navig8 Asia," a subsidiary of Navig8 Limited, whereby Navig8 Asia agreed to provide certain administrative services for Navig8 Crude. In accordance with the corporate administration agreement, Navig8 Crude agreed to pay Navig8 Asia a fee of $250 per vessel per day.

        Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that the corporate administration agreement will be terminated. If the corporate administration agreement is not terminated, the agreement does not contain the ability to terminate early and, as such, the agreement would be effective until a termination by default.

      Technical Management Agreements

        Pursuant to technical management agreements by and between Navig8 Shipmanagement and Gener8 Acquisition's 14 newbuilding-owning subsidiaries, Navig8 Shipmanagement has agreed to provide technical management services for these vessels, once delivered, including but not limited to arranging for and managing crews, vessel maintenance, provision of supplies, spares, victuals and lubricating oils, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance, and providing technical support. In accordance with the technical management agreements, Gener8 Acquisition's vessel-owning subsidiaries will pay Navig8 Shipmanagement an annual fee of $182,500 (payable at a daily rate of $500.00 per day), per vessel. The technical management agreements are generally consistent with industry standard and include a liability cap for Navig8 Shipmanagement of ten times the annual management fee.

        Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that the technical management agreements will be terminated and that the Gener8 vessels will be managed by third party managers. If the technical management agreements are not terminated, the agreements may be terminated upon two months' written notice.

      Project Structuring Agreement

        On December 17, 2013, Navig8 Crude entered into a project structuring agreement with Navig8 Limited, whereby Navig8 Limited agreed to provide certain project structuring services for Navig8 Crude in connection with the purchase of vessels. In accordance with the project structuring agreement, Navig8 Crude agreed to pay Navig8 Limited a fee of 1% of the agreed yard base price of any vessel which Navig8 Crude contracts to build and purchase, such fee to be paid by the issuance of ordinary shares in Navig8 Crude.

        Subject to reaching mutually agreeable commercial terms with Navig8 Group, we expect that the project structuring agreement will be terminated. If the project structuring agreement is not terminated, the agreement does not contain the ability to terminate early and, as such, the agreement would be effective until a termination by default.

      Right of First Refusal Letter

        On December 17, 2013, Navig8 Limited entered into a letter of undertaking in favor of Navig8 Crude in which Navig8 Limited agreed that while Navig8 Limited or any of its direct or indirect subsidiaries provide services to Navig8 Crude, Navig8 Limited will, and will cause its controlled affiliates to, give Navig8 Crude the right of first refusal in respect of all new opportunities that Navig8 Limited or its controlled affiliates have to purchase and own VLCC vessels and in which Navig8 Limited further agreed that Navig8 Limited and its controlled affiliates will not compete with Navig8 Crude in owning VLCC vessels unless Navig8 Crude has not exercised its option in respect of such VLCC vessels.

      Nave Quasar Time Charter

        On January 15, 2014, Navig8 Crude entered into a Time Charter Party with Navig8 Inc., or "N8I," a subsidiary of Navig8 Limited, relating to Nave Quasar for a charter period of twelve or twenty-four months. In November 2014, Navig8 Crude declared the optional 12-month period on the existing time charter for Nave Quasar. Navig8 Crude's estimated commitments, as of March 31, 2015, through the expected re-delivery date of Nave Quasar, aggregate approximately $8.4 million, of which $7.3 million are payable in 2015 and $1.1 million are payable in 2016.

      Additional Related Party Transactions of Navig8 Crude Tankers Inc.

        On July 16, 2014, Navig8 Crude entered into customary indemnification agreements with each of its directors. Three of Navig8's former directors, Roger Schmitz, Dan Ilany and Nicolas Busch, serve as directors on our Board.

Other Related Party Transactions

        During the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, we provided office space to P C Georgiopoulos & Co. LLC and P C Georgiopoulos & Co. LLC incurred expenses relating thereto totaling approximately $2,000, $11,000, $6,000, $39,000 and $4,000, respectively. P C Georgiopoulos & Co. LLC is an investment management company controlled by Peter C. Georgiopoulos, our Chief Executive Officer and Chairman of our Board of Directors. As of March 31, 2015 and December 31, 2014, 2013 and 2012, a balance remains outstanding of approximately $15,000, $14,000, $3,000 and $8,000, respectively.

        During the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, we incurred fees for legal services aggregating approximately $2,000, $81,000, $27,000, $41,000 and $0, respectively, to the father of Peter C. Georgiopoulos. As of March 31, 2015, a balance remains outstanding of approximately $2,000. No balances remain outstanding as of December 31, 2014, 2013 and 2012.

        During the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, we provided business, travel and entertainment services to Genco Shipping & Trading Limited, or "Genco," and Genco incurred costs relating thereto totaling approximately $30,000, $102,000, $133,000, $76,000 and $11,000, respectively. Genco is an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of March 31, 2015 and December 31, 2014, 2013 and 2012, a balance of approximately $30,000, $12,000, $51,000 and $35,000, respectively, remains outstanding.

        During the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, Genco made available certain of its employees who performed internal audit services for us for which we were invoiced approximately $0, $84,000, $140,000, $22,000 and $63,000, respectively, based on actual time spent by the employees. As of March 31, 2015 and December 31, 2014, 2013 and 2012, a balance of approximately $0, $12,000, $35,000 and $23,000, respectively, remains outstanding.

        During the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, Aegean Marine Petroleum Network, Inc., or "Aegean," supplied bunkers and lubricating oils to our vessels aggregating approximately $2.0 million, $17.1 million, $11.8 million, $10.4 million and $20.2 million, respectively. As of March 31, 2015 and December 31, 2014, 2013 and 2012, a balance of approximately $0, $560,000, $443,000 and $1.8 million, respectively, remains outstanding. Peter Georgiopoulos, our Chief Executive Officer and Chairman of our Board of Directors, is the chairman of Aegean's board of directors and John Tavlarios, our Chief Operating Officer and member of our Board, is on the board of directors of Aegean. During the year ended December 31, 2014, Aegean chartered one of our vessels on one voyage with voyage revenues aggregating approximately $1.5 million (no such transactions during the three months ended March 31, 2015, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, or the period from January 1, 2012 to May 17, 2012). As of March 31, 2015 and December 31, 2014, a balance of approximately $0 and $317,000, respectively, remains outstanding. In addition, we provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012 for approximately $52,000, $210,000, $30,000, $36,000 and $28,000, respectively. As of March 15, 2015 and December 31, 2014, 2013 and 2012, a balance of approximately $1,000, $5,000, $3,000 and $3,000, respectively, remains outstanding.

        Effective as of April 1, 2014, we subleased a portion of our office space at 299 Park Avenue, 2nd floor, New York, NY 10171 to Chemical Transportation Group, Inc. for rent of $5,000 per month, payable at the start of each month. Peter C. Georgiopoulos is chairman of the board of directors of Chemical Transportation Group, Inc. As of March 31, 2015 and December 31, 2014, no balance remains outstanding.

        In June 2014, the following funds managed by Monarch Alternative Capital LP sold approximately $7,440,999.36 in face amount of our long term debt in the secondary market. Those funds include Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, Monarch Cayman Fund Limited, Monarch Capital Master Partners II-A LP, Monarch Capital Master Partners II LP, Monarch Alternative Solutions Master Fund Ltd, and P Monarch Recovery Ltd. The debt was obtained in connection with our emergence from bankruptcy in May 2012. One member of our Board is associated with or an employee of Monarch Alternative Capital LP.

Board Designees

        In connection with our emergence from bankruptcy in May 2012 Oaktree designated five persons to our board of directors. In February 2013, in connection with BlueMountain's investment in us in December 2012, BlueMountain designated an additional director. In January 2014, Aurora, and Twin Haven each designated an additional director and in March 2014, BlackRock designated a ninth director, in each case, in connection with such entities' respective investments in the Company in December 2013. These directors were each designated pursuant to Board designation rights provided in the pre-merger shareholders agreement, or the BlueMountain letter agreement (which was terminated and superseded by the pre-merger shareholders agreement) described above under "Related Party Transactions—BlueMountain Common Stock Issuance." "BlueMountain" refers to BlueMountain Capital Management, LLC and/or one or more of its investment entities, "BlackRock" refers to BlackRock, Inc. and/or one or more of its investment entities, "Aurora" refers to ARF II Maritime Holdings LLC and/or one or more other investment entities of Aurora Resurgence Capital Partners II LLC, "Twin Haven" refers to Twin Haven Special Opportunities Fund IV, L.P. and/or one or more other investment entities of Twin Haven Capital Partners, LLC. Upon the consummation of the 2015 merger on May 7, 2015, the pre-merger shareholders agreement was terminated and replaced by the 2015 shareholders agreement described above under "—2015 Merger Related Transactions—2015 Shareholders Agreement" pursuant to which a seven member board was elected. Under the 2015 shareholders agreement, each of Aurora, Avenue, BlueMountain, Monarch and Oaktree were given the right to designate a director to the Board. Messrs. Georgiopoulos and Busch were also appointed to the Board pursuant to the 2015 shareholders agreement. The shareholders party to the 2015 shareholders agreement are obligated to vote their shares to support the election of these designees.

Review, Approval or Ratification of Transactions with Related Parties

        Our Board of Directors has adopted a policy and procedures for review, approval and monitoring of transactions involving the Company and "related persons" (generally, directors and executive officers, director nominees, shareholders owning five percent or greater of our outstanding stock and immediate family members of the foregoing) which shall be effective upon the consummation of this offering. The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest) and will be applied to any such transactions proposed after its adoption.

        Related person transactions must be approved by the Board or by a committee of the Board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the Company. In considering the transaction, the Board or committee will consider all relevant factors, including as applicable (i) the related person's interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss; (iv) the Company's business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to the Company than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to the Company; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares since the effective date. We cannot make any prediction as to the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our common stock. The market price of our common shares could decline because of the sale of a large number of our common shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common shares. See "Risk Factors—Future Sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares."

Sale of Restricted Shares

        Upon the consummation of this offering, we will have                common shares outstanding, or             shares if the underwriters exercise their over-allotment option in full. Of these shares, the             shares sold in this offering (or            shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in Rule 144 promulgated under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The issuance of 200,011 of our common shares to our prepetition general unsecured creditors pursuant to the Chapter 11 plan (including 4,941 shares held in escrow in respect of disputed claims as of May 15, 2015) was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code and are therefore freely tradable, except for shares that are held by our directors, executive officers and other affiliates. As a result, after giving effect to this offering,            common shares, or      % of our outstanding common shares, which amount includes 200,011 shares issued to general unsecured creditors pursuant to the chapter 11 plan and an estimated             shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

        The remaining 64,790,499 outstanding shares, or        % of our outstanding shares after giving effect to this offering, will consist of:

  •
  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares";

  •
  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares"; and

  •
  23,272,623 "restricted securities," which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to this offering.

  •
  31,717,316 restricted securities which we refer to as the "2015 merger shares," including an estimated 31,233,345 shares issued or expected to be issued to former Navig8 shareholders as merger consideration and 483,971 shares issued to commitment parties under the 2015 equity purchase agreement as a commitment premium described below under "Related Party Transactions—2015 Merger Related Transactions—2015 Equity Purchase Agreement."

        The issuance of the Oaktree investment shares, the private placement shares and the 2015 merger shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and these shares are restricted securities. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares and the private placement shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

      Rule 144

        The restricted securities described above are eligible for resale under Rule 144. The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Options/Equity Awards and Warrants

        We intend to file a registration statement under the Securities Act to register 1,145,541 common shares reserved for issuance under our 2012 Equity Incentive Plan and            common shares reserved for issuance under our Management Incentive Plan. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, there were options outstanding under our 2012 Equity Incentive plan to purchase a total of 343,662 common shares, of which options to purchase 137,463 shares were exercisable immediately. Shares issued upon the exercise of options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to directors, executive officers and other affiliates and the lock-up agreements described below.

        In addition, the Chapter 11 plan provided for the issuance of warrants to our prepetition general unsecured creditors which are exercisable for up to 309,296 common shares at an exercise price of $42.50 per share. We refer to these warrants as the "May 2012 warrants." As of May 15, 2015, warrants exercisable for 301,655 shares have been distributed to our general unsecured creditors while warrants exercisable for 7,641 shares remain held in an escrow account in respect of disputed claims. The issuance of the warrants, and the issuance of the common shares upon exercise will be, exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code, and therefore are, or will be upon issuance, eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

        Certain shareholders, our executive officers and our directors have agreed that, for a period of 180 days after the date of this prospectus, subject to specified exceptions, they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Additionally, pursuant to our Third Amended and Restated Articles of Incorporation, all shareholders prior to this offering are bound by similar restrictions for a period of 180 days after the date of this prospectus. Because all or substantially all of the 200,011 shares allocated to our general unsecured creditors pursuant to our Chapter 11 plan are registered in the name of Cede & Co. as nominee for The Depository Trust Company, and due to the administrative burden of imposing transfer restrictions on these shares, we have requested and the underwriters have agreed to exclude any of these 200,011 shares which are registered in the name of Cede & Co. from the transfer restrictions in our articles of incorporation described above.

        Immediately following the consummation of this offering, shareholders subject to lock-up agreements will hold            common shares, representing approximately        % of our then outstanding common shares, or approximately        % if the underwriters exercise their over-allotment option.

        We have agreed not to issue, sell or otherwise dispose of any of our common shares during the 180-day period following the date of this prospectus subject to specified exceptions. We may, however, grant options to purchase common shares, issue common shares upon the exercise of outstanding options under our equity incentive plans and in certain other circumstances.

Registration Rights

        In connection with the closing of the 2015 merger, we entered into a Registration Rights Agreement which provides that any time following the consummation of an initial public offering by Gener8 and from time to time, certain shareholders will be entitled to demand a certain number of long-form registrations and short-form registrations of all or part of their registrable securities. Demand registrations may be requested by certain shareholders holding five million shares (as adjusted for any stock dividends, stock splits, combinations and reorganizations and similar events) of registrable securities. No registration statement is required to be filed within 180 days of the final prospectus used in an initial public offering. We are not required to effectuate demands for any long-form or short-form registration unless the expected gross proceeds from the registration are $60 million or more. We are not required to effectuate more than eight demand registrations total and no more than two in any calendar year, although certain shareholders may request an unlimited number of non-underwritten shelf takedowns. The Registration Rights Agreement requires us to provide certain piggyback registration rights to certain holders of registrable securities. Under the Registration Rights Agreement, each holder of registrable securities is required to agree to certain customary "lock-up" agreements in connection with underwritten public offerings, including this offering.

        Prior to this offering, there has been no public market for our common shares since the effective date, and no prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that have been or may be granted under any employee share option or employee share award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF OUR CAPITAL STOCK

        In connection with this offering, we will be amending and restating our bylaws. Additionally, upon consummation of this offering, certain provisions of our Third Amended and Restated Articles of Incorporation will cease to be of further effect. The following description of our common stock contains a summary of the material provisions of our articles of incorporation and bylaws that will be in effect as of the consummation of this offering. Please see our Third Amended and Restated Articles of

Incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the "BCA."

Authorized Capital Stock

        Under our amended and restated articles of incorporation, our authorized capital stock consists of 225 million shares of common stock, par value $0.01 per share and 25 million shares of preferred stock, par value $0.01 per share.

Common Shares

      Voting Rights

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, and will not be entitled to cumulate votes for the election of directors. Election of directors will be by plurality of votes cast, and, except as described below, all other matters will be by a majority of the votes cast. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated articles of incorporation, our common stock has the exclusive right to vote for the election of directors and for all other purposes. Our common stock votes together as a single class.

      Dividends

        Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

      Liquidation Rights

        In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and liabilities, subject to the prior distribution rights of holders of shares of our preferred stock, if any are then outstanding.

      Other Rights

        Holders of our common stock do not have conversion, redemption, subscription, sinking fund or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

      Transfer Agent

        The transfer agent for our common stock is Computershare Trust Company N.A.

      Listing

        We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol "GNRT."

Preferred Shares

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the voting rights, if any, of the holders of the series; and

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  the preferences and relative, participating, option or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights.

Limitations on Liability and Indemnification of Officers and Directors

      Limitations on Liability

        Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

        The Business Corporations Act of the Republic of the Marshall Islands, or the "BCA," provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

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  for any breach of the director's duty of loyalty to the corporation or its shareholders;

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  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

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  for any transaction from which the director derived an improper personal benefit.

        Our directors will not be personally liable to us or our shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited:

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  for any breach of the director's duty of loyalty to the corporation or its shareholders;

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  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

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  for any transaction from which the director derived an improper personal benefit.

        Our amended and restated articles of incorporation provide that if the BCA is amended to authorize the further elimination or limitation of the liability of directors for actions taken or omitted to be taken then the liability of a director of the Company, in addition to the limitation on personal liability provided for in our amended and restated articles of incorporation, shall be limited to the fullest extent permitted by the amended BCA in respect of actions or omissions to act which occur during any period to which the amended BCA's amended provisions pertain.

      Indemnification of Officers and Directors

        Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses

(including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

        In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any person who is or is threatened to be made party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation can be indemnified for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

        We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of ours, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

        We will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of us to procure judgment in our favor by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      Forum Selection

        Our amended and restated bylaws provide that the state or federal courts located in the State of New York are the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim arising pursuant to any provision of the BCA, or (4) any action asserting a claim governed by the internal affairs doctrine, unless we consent in writing to the selection of an alternative forum.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

        Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

      Blank Check Preferred Shares

        Under the terms of our amended and restated articles of incorporation, our board of directors has the authority, without any further vote or action by our shareholders, to authorize our issuance of up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

      Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

      Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of the Marshall Islands and "interested shareholders," our amended and restated articles of incorporation include these provisions. Our amended and restated articles of incorporation contain provisions which prohibit them from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

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  prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, other than certain excluded shares;

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  on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder;

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  the shareholder is Peter C. Georgiopoulos or an affiliate or associate thereof; or

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  the shareholder is the owner of 15% or more of the outstanding voting stock of the Company at the time of the consummation of this offering.

        For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

      Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

      Limited Actions by Shareholders

        Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board and shareholder consideration of a proposal may be delayed until the next annual meeting.

      Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days before the first anniversary of the preceding year's annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

      Amendments to Articles of Incorporation

        Our amended and restated articles of incorporation require the affirmative vote of the holders of not less than 80% of the shares entitled to vote in an election of directors to amend, alter, change or repeal the following provisions in our amended and restated articles of incorporation:

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  the classified board and director removal provisions;

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  the requirement that action by written consent of the shareholders be taken by unanimous written consent;

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  limitations on the power of our shareholders to amend the amended and restated bylaws or to call special meetings of shareholders;

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  the ability to remove a director for cause; and

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  the limitation on business combinations between us and interested shareholders.

        This requirement makes it more difficult for our shareholders to make changes to the provisions in the amended and restated articles of incorporation that could have anti-takeover effects.

      Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. Among other things, the right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available if for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

      Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

        Pursuant to the Chapter 11 plan, a prepetition revolving credit facility entered into by our wholly-owned subsidiary, General Maritime Subsidiary Corporation, which we refer to as "GMR Sub Corp.," and a syndicate of commercial lenders was amended and restated on the effective date. We refer to this prepetition revolving credit facility as the "2011 credit facility." Pursuant to the amended and restated credit facility, which we refer to as the "$508M credit facility," and after giving effect to a partial paydown of outstanding obligations under the credit facility provided for by the Chapter 11 plan, our outstanding revolving loans under the credit facility were converted into tranche A term loans and the termination value of a related interest rate swap, together with interest thereon, was exchanged for tranche B term loans under the $508M credit facility. The $508M credit facility, upon our emergence from Chapter 11, provided for term loans in the aggregate amount of $509.0 million.

        Pursuant to the Chapter 11 plan, a prepetition term loan and revolving facility entered into by our wholly-owned subsidiary, General Maritime Subsidiary II Corporation, which we refer to as "GMR

Sub II Corp.," and a syndicate of commercial lenders was amended and restated on the effective date. Pursuant to the amended and restated credit facility, which we refer to as the "$273M credit facility," and after giving effect to a partial paydown of outstanding obligations under the credit facility provided for by the Chapter 11 plan, our outstanding revolving loans under the credit facility were converted into term loans and our outstanding term loans under the credit facility continued as term loans under the $273M credit facility. The $273M credit facility, upon our emergence from Chapter 11, provided for term loans in the aggregate amount of $273.8 million.

        We refer to the $508M credit facility and the $273M credit facility as the "senior secured credit facilities." The senior secured credit facilities mature on May 17, 2017.

        The senior secured credit facilities bear interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $508M credit facility is secured on a first lien basis by a pledge of our interest in GMR Sub Corp. and Arlington Tankers Ltd., our wholly-owned subsidiary which we refer to as "Arlington," a pledge by such subsidiaries of their interests in the vessel-owning subsidiaries they own, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is secured on a second lien basis by a pledge of our interest in GMR Sub II Corp., a pledge by GMR Sub II Corp. of its interest in the vessel-owning subsidiaries that it owns, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and was guaranteed by us and our subsidiaries (other than GMR Sub. Corp.) which own vessels or interests in vessel-owning subsidiaries. The $273M credit facility is secured on a first lien basis by a pledge of our interest in GMR Sub II Corp., a pledge by GMR Sub II Corp. of its interest in the vessel-owning subsidiaries it owns, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is secured on a second lien basis by a pledge of our interests in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interests in the vessel-owning subsidiaries they own, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is guaranteed by the Company and its subsidiaries (other than GMR Sub II Corp.) which own vessels or interests in vessel-owning subsidiaries. The senior secured credit facilities are secured on a pari passu basis by a lien of substantially all of our other assets. The senior secured credit facilities are not secured by our interests in VLCC Corp. and its subsidiaries, Unique Tankers and related assets, certain deposit amounts and non-recourse subsidiaries. In addition, the senior secured credit facilities are secured on a pari passu basis by a pledge by us, GMR Sub Corp., GMR Sub II Corp. and Arlington of certain of our and their respective bank accounts.

        As of March 31, 2015 and December 31, 2014, we had an outstanding letter of credit of approximately $658,000. This letter of credit is secured by cash placed in a restricted account amounting to approximately $660,000 as of March 31, 2015 and December 31, 2014.

        We are required to comply with various collateral maintenance and financial covenants under the senior secured credit facilities, including with respect to our minimum cash balance and an interest expense coverage ratio covenant. The senior secured credit facilities also require us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; and other customary covenants and related provisions.

        Upon the reduction of the loan to value ratio set forth in the senior secured credit facilities to or below 0.6:1, the senior secured credit facilities provide for a cessation or reduction in restrictiveness of certain affirmative obligations and negative covenants. Once this loan to value ratio is reduced to or below this specified threshold, fewer restrictions on granting of liens, making of capital expenditures and incurrence of indebtedness will apply. In addition, upon reducing the loan to value ratio to or below this point, the senior secured credit facilities (i) permit us to retain certain proceeds in connection with collateral vessel dispositions, (ii) remove requirements to deliver certain financial statements and (iii) no longer require agent consent to enter into certain charters.

        The senior secured credit facilities include customary events of default and remedies for credit facilities of this nature. If we do not comply with our financial and other covenants under the senior secured credit facilities, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the senior secured credit facilities.

        Pursuant to the amendments to the senior secured credit facilities in 2012, 2013, 2014 and 2015, certain terms and covenants under both facilities were modified to reflect the following terms as of April 7, 2015:

      Amortization

        The $508M credit facility's earliest amortization payment date is March 31, 2016 and the $273M credit facility's earliest amortization payment date is June 30, 2016.

        A repayment schedule of outstanding borrowings at March 31, 2015 is as follows:

YEAR ENDING DECEMBER 31,	$508M credit facility	$273M credit facility	Senior Notes	TOTAL
2015	$—	$—	$—	$—
2016	57,808,777	17,015,539	—	74,824,316
2017	356,870,974	224,565,625	—	581,436,599
2018	—	—	—	—
2019	—	—	—	—
Thereafter	—	—	138,473,957	138,473,957

	$414,679,751	$241,581,164	$138,473,957	$794,734,872

      Excess Liquidity

        If at any time our total leverage ratio is greater than 0.6:1, we are obligated to make prepayments on or about the last day of each calendar quarter in an amount equal to our excess liquidity which is cash on hand exceeding $125.0 million. The definition of excess liquidity excludes, among other things, scheduled repayments of principal and interest thereon under the senior secured credit facilities on or about the last day of each such calendar quarter and amounts raised from issuances of equity after December 31, 2013.

      Affirmative and Negative Covenants

        In addition, we were also obligated to cause certain subsidiaries that own specified vessels to dispose of such vessels on or before August 31, 2014 and apply the net cash proceeds of such dispositions as required by the mandatory prepayment provisions of the senior secured credit facilities. This obligation was satisfied with the sale of one Aframax vessel in October 2013 and one Suezmax vessel in July 2014. Exceptions to certain negative covenants, specifically the indebtedness, liens, capital expenditures and investments covenants, permit us and our subsidiaries to acquire new vessels and to incur debt and grant liens in connection therewith, subject to satisfaction of certain financial covenants and other conditions. On April 7, 2015, we entered into an amendment to the Senior Secured Credit Facilities, which amends certain provisions of the Senior Secured Credit Facilities, including amendments to the "change of control" definition and the investments and merger covenants, among others, in order to permit the Company to enter into the transactions contemplated under the 2015 merger agreement. These amendments are subject to an additional covenant relating to Gener8 Acquisition and the 2015 merger which limits cash payments related to the 2015 merger unless funded solely from Gener8 Acquisition and its subsidiaries (with a limited exception for amounts funded by VLCC Corp. and its subsidiaries which must be reimbursed by Gener8 Acquisition and its subsidiaries within 30 days of the 2015 merger) and limits investments in Gener8 Acquisition unless funded solely from amounts received from the issuance of equity received after the amendment effective date. The covenant also has restrictions on the Company or any of its subsidiaries (other than Gener8 Acquisition) from guaranteeing or otherwise becoming liable for debt of Gener8 Acquisition or any of its subsidiaries, amending or waiving provisions of the 2015 merger agreement or the 2015 equity purchase agreement or making any cash payments pursuant to the indemnification provision of the 2015 merger agreement.

      Collateral Maintenance

        The collateral maintenance tests require the aggregate fair market value of the collateral vessels under the senior secured credit facilities to be at least 110% of the aggregate principal amount of outstanding loans under the senior secured credit facilities, and increase over time to 120%.

      Minimum Cash

        The minimum cash balance covenant requires a minimum cash balance level of $10,000 on December 13, 2013 to and including December 31, 2014, $15,000 on January 1, 2015 to and including December 31, 2015 and $20,000 at any time after January 1, 2016.

      Interest Expense Coverage Ratio

        The date on which the interest expense coverage ratio becomes effective is March 31, 2016. The minimum ratio commences with a 1.00:1.00 ratio and increases over time to a 2.00:1.00 ratio on the maturity date.

        The vessel valuations we received in May, August and November 2013 indicated that we did not comply with certain of our collateral maintenance covenants under the senior secured credit facilities. The senior secured credit facilities prohibit us from electing an interest period other than one month when we are not in compliance with our covenants. On August 27, 2013, we obtained a waiver of such restriction from the lenders to permit us to select a three month interest period commencing on August 30, 2013. On November 29, 2013, the lenders agreed to waive, as of December 13, 2013, existing events of default related to our failure to comply with certain of our collateral maintenance covenants, potential events of default for failure to comply with the minimum cash balance covenant arising from the funding of interest payments due on November 29, 2013 and any related defaults or events of default.

        As of March 31, 2015, approximately $414.6 million and $241.6 million of the $508M credit facility and the $273M credit facility, respectively, were outstanding. As of December 31, 2014, approximately $414.7 million and $241.6 million of the $508M credit facility and the $273M credit facility, respectively, were outstanding. As of December 31, 2013, approximately $436.1 million and $241.6 million of the $508M credit facility and the $273M credit facility, respectively, were outstanding. These facilities are fully drawn and, at March 31, 2015, December 31, 2014 and December 31, 2013, there is no availability for additional borrowings. For the three months ended March 31, 2015, and the years ended December 31, 2014 and 2013, interest expense incurred under the senior secured credit facilities amounted to approximately $6.9 million, $28.4 million and $33.2 million, respectively.

Oaktree Note

        On April 11, 2013, we, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note, which we refer to as the "Oaktree note," in the principal amount of $9.3 million in favor of Oaktree. The Oaktree note, which was unsecured, was guaranteed by Arlington. The Oaktree note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum.

        We were required to comply with various affirmative, negative and financial covenants under the Oaktree note that were substantially similar in all material respects to those in the senior secured credit facilities, excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those credit facilities. On June 11, 2013, we fully repaid the Oaktree note with the proceeds from the Wells Fargo credit facility, described below. Interest expense recognized relative to the Oaktree Note was approximately $0.2 million for the year ended December 31, 2013.

Wells Fargo Credit Facility

        On June 11, 2013, we entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9.3 million, which we refer to as the "Wells Fargo credit facility," for working capital and general corporate purposes. On June 11, 2013, we borrowed $9.3 million under the Wells Fargo credit facility and used the proceeds to repay in full the Oaktree note. The Wells Fargo credit facility, which was unsecured, was guaranteed severally (and not jointly), on a specified pro rata basis, by several Oaktree entities. The Wells Fargo credit facility was to mature on July 31, 2014 and bore interest, at our option, at either a fluctuating rate equal to Wells Fargo's Prime Rate or LIBOR plus a margin of 2.5% per annum.

        We were required to comply with various affirmative, negative and financial covenants under the Wells Fargo credit facility that were substantially similar in all material respects to those in the senior secured credit facilities (excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those facilities) as well as financial covenants with respect to our minimum cash balance and interest expense coverage ratio.

        The Wells Fargo credit facility contained events of defaults and remedies that are substantially similar to those in the senior secured credit facilities and provided that events of default under the senior secured credit facilities or events of default under certain credit facilities of Oaktree will be events of default under the Wells Fargo credit facility. On December 16, 2013, we fully repaid the Wells Fargo credit facility with the proceeds from the Class B financing, described above. Interest expense recognized relative to the Wells Fargo credit facility was approximately $0.1 million for the year ended December 31, 2013.

Senior Notes

        On March 28, 2014, we and our wholly-owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement with affiliates of BlueMountain Capital Management, LLC which we refer to as the "note purchasers." Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the note purchasers for proceeds of approximately $125 million (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes." Interest on the senior notes accrues at the rate of 11.0% per annum in the form of an automatic increase in the principal amount of each outstanding senior note. A noteholder may, at any time, request that all of the principal amount owing to such noteholder be evidenced by senior notes. If we at any time irrevocably elect to pay interest in cash for the remainder of the life of the senior notes, interest on the senior notes will thereafter accrue at the rate of 10.0% per annum. The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—VLCC Newbuildings" for more information on the VLCC shipbuilding contracts).

        The Note and Guarantee Agreement requires us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which we are bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the senior secured credit facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict us and our subsidiaries party to the senior secured credit facilities, the covenants (other than those covenants relating to limitations on additional indebtedness, limitations on liens and limitations on restricted payments described above under "Description of Indebtedness—Senior secured credit facilities") are not materially more restrictive than those contained in the senior secured credit facilities. The Note and Guarantee Agreement allows for the incurrence of additional indebtedness or refinancing of existing indebtedness upon the reduction of the loan to value ratio set forth therein to or below certain thresholds.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If we do not comply with various covenants under the Note and Guarantee Agreement, the note purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the senior notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        We have the option to redeem up to 35.0% of the principal amount of the senior notes with the proceeds of an equity offering at a redemption price of 110.5% in principal amount, subject to certain terms and conditions set forth in the Note and Guaranty Agreement. Additionally, we have the option to prepay the senior notes at any time. However, if they are paid prior to May 13, 2016 (other than with the proceeds of an equity offering as described above) we will be obligated to pay a make-whole premium provided for in the Note and Guarantee Agreement. If we redeem the notes during periods from May 13, 2016 to May 12, 2017, from May 13, 2017 to May 12, 2018 and from May 13, 2018 to May 12, 2019 we will be obligated to pay redemption premiums of 9.0%, 6.0% and 3.0% respectively.

        Concurrent with the issuance of the senior notes, we entered into an Amendment No. 1 and Consent, by and among the parties to the Note and Guarantee Agreement. This amendment included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

        On January 26, 2015, we entered into an amendment and waiver, by and among the parties to the Note and Guarantee Agreement, which, along with other technical and conforming amendments, removed the requirement that we issue additional senior notes evidencing the payment of payment-in-kind interest resulting from the automatic addition of the amount of such interest to the principal amount of outstanding senior notes. On April 30, 2015, we entered into an amendment, by and among the parties to the Note and Guarantee Agreement, which amended the change of control provision to permit the transactions contemplated by the 2015 merger agreement.

        As of March 31, 2015, the unamortized discount on the senior notes was $6.2 million, which we amortize as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $3.9 million during the three months ended March 31, 2014.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or significant shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:
Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communications, if any.
A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Shareholders' Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Marshall Islands	Delaware
The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.
If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.
Removal
Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may affect removal of any or all directors only for cause.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax consequences to a U.S. holder or a non-U.S. holder, as defined below, with respect to the ownership and disposition of our common shares. The following discussion, in so far as it expresses conclusions as to the application of United States federal income tax consequences of the ownership and disposition of our common shares, is the opinion of Kramer Levin Naftalis & Frankel LLP. This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to a U.S. holder or a non-U.S. holder nor does this discussion address the tax consequences of owning our common shares with respect to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, U.S. expatriates, persons holding our common shares (i) as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities or (ii) pursuant to the exercise of employee stock options or otherwise as compensation for services, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common shares, dealers in securities or currencies and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. Moreover, this discussion is based on the Internal Revenue Code of 1986, as amended, or the "Code," existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares (including consequences arising under U.S. federal estate and gift tax laws).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the U.S., (b) a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our common shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. holder is referred to below as a "non-U.S. holder."

        If a partnership (or entity treated as such for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common shares, you are encouraged to consult your tax advisor.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of U.S. Holders

      Distributions

        Subject to the discussion under "PFIC Status" below, any distributions made by us to a U.S. holder with respect to our common shares generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in our common shares (determined on a share-by-share basis), and thereafter as capital gain. Because we are not a U.S. corporation, U.S. holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

        Dividends paid on our common shares to a U.S. holder who is an individual, trust or estate, or a "non-corporate U.S. holder," will generally be treated as "qualified dividend income" that is taxable to such non-corporate U.S. holder at preferential tax rates, provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares, as a result of this offering, should be traded); (2) we are not a passive foreign investment company, or a" PFIC," for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are, or will be); (3) the non-corporate U.S. holder 's holding period of our common shares includes more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend; and (4) the non-corporate U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If we were to be a PFIC, as discussed below, for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. A non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of such holder's "net investment income," which includes, among other items, dividends on our shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of our shares.

        Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year divided by the total amount of our earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of our common shares—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

      Sale, Exchange or Other Disposition of Common Shares

        Subject to the discussion under "PFIC Status" below, a U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. holder from such disposition and the U.S. holder's tax basis in such shares. Capital gain of a non-corporate U.S. holder generally is taxed at a lower rate than ordinary income where such holder has a holding period greater than one year. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. holder's ability to deduct capital losses is subject to certain limitations. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of that holder's "net investment income," which generally may include, among other items, net gain attributable to the disposition of our shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their disposition of our shares.

      PFIC Status

        The foregoing discussion assumed that we are not and will not become a "passive foreign investment company," or "PFIC."

        We will be a PFIC if either:

  •
  75% or more of our gross income in a taxable year consists of "passive income" (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

  •
  at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

        For purposes of determining whether we are a PFIC, we will be treated as earning and owning a proportionate share of the income and assets, respectively, of our subsidiaries that have made special U.S. tax elections to be disregarded as separate entities (see "Taxation of the Company") as well as of any other corporate subsidiary in which we own directly or indirectly at least 25% of the subsidiary's stock.

        For purposes of these tests, income derived from the performance of services generally does not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. We intend to treat our income from the time and spot charter of vessels as services income, rather than rental income. Accordingly, we intend to take the position that such income does not constitute passive income, and that the assets that we will own and operate in connection with the production of that income, primarily our vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. While there is no direct legal authority under the PFIC rules addressing our method of operation, there is some legal authority supporting the characterization of income derived from time charters and spot charters as services income for other tax purposes. However, there is also legal authority, which characterizes time charter income as rental income rather than services income for other tax purposes.

        Based on our existing operations and our view that income from time and spot chartered vessels is services income rather than rental income, we intend to take the position that we are not now and have never been a PFIC with respect to any taxable year. Although there is legal authority to the contrary, as noted above, our counsel, Kramer Levin Naftalis & Frankel LLP, is of the opinion that, based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, and assuming that there is no material change to the composition of our assets, the source of our income or the nature of our activities and other operations, we should not be a PFIC in 2015 or any future taxable year.

        No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover because there are uncertainties in the application of the PFIC rules and PFIC status is determined annually and is based on the composition of a company's income and assets (which are subject to change), we can provide no assurance that we will not become a PFIC in any future taxable year.

        Subject to the QEF and mark-to-market elections discussed below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), (i) each U.S. holder who is treated as owning our common shares during such taxable year for purposes of the PFIC rules would be required to allocate any excess distributions received (i.e., the portion of any distributions received by the U.S. holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. holder in the three preceding taxable years, or, if shorter, the U.S. holder's holding period for our common shares) and any gain realized from the disposition of our common shares ratably over the U.S. holder's holding period of our common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be treated as ordinary income; and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        A U.S. holder who holds our common shares during a period when we are a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder's holding of our common shares, even if we ceased to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election discussed below. U.S. holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

        QEF Election.    The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. holder who has made a timely "qualified electing fund," or a "QEF," election for all taxable years that the holder has held our common shares and we were a PFIC. Instead, each U.S. holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long term capital gain, regardless of whether we have made any distributions of the earnings or gain.

The U.S. holder's basis in our common shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the common shares and will not be taxed again once distributed. A U.S. holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. If we determine that we are a PFIC for any taxable year, we will use reasonable efforts to provide each U.S. holder with all necessary information in order to make the QEF election described above.

        "Mark-to-Market" Election.    Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common shares are treated as "regularly traded on a qualified exchange," which we believe will be the case as a result of this offering, a U.S. holder may make a mark-to-market election. There can be no assurance, however, that our common shares will be "regularly traded" for purposes of the mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common shares at the close of any taxable year over the U.S. holder's adjusted tax basis in the common shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. holder included in income in prior years. A U.S. holder's tax basis in our common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. holder.

U.S. Federal Income Taxation of Non-U.S. Holders

        Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our common shares unless the income is effectively connected income (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.).

        Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless either:

  •
  the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

  •
  the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise).

        Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. holders. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

        Non-U.S. holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our common shares and on any gain realized upon the sale, exchange or other disposition of our common shares.

Backup Withholding and Information Reporting

        In general, payments of distributions on our common shares to, a non-corporate U.S. holder, and proceeds of, a disposition of, our common shares received by a non-corporate U.S. holder, may be subject to U.S. federal income tax information reporting requirements. Such payments may also be subject to U.S. federal backup withholding tax if the non-corporate U.S. holder:

  •
  fails to provide us with an accurate taxpayer identification number;

  •
  is notified by the IRS that they have become subject to backup withholding because they previously failed to report all interest or dividends required to be shown on their federal income tax returns; or

  •
  fails to comply with applicable certification requirements.

        A non-U.S. holder that receives distributions on our common shares, or sells our common shares through the U.S. office of a broker, or a non-U.S. office of a broker with specified connections to the United States, may be subject to backup withholding and related information reporting unless the non-U.S. holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption therefrom.

        Backup withholding tax is not an additional tax. Holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed their income tax liability by timely filing a refund claim with the IRS.

Tax Return Disclosure Requirement

        Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

MATERIAL MARSHALL ISLANDS TAX CONSIDERATIONS

        The following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of investing in our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common shares.

        Holders are urged to consult their tax advisors concerning the U.S. federal, state and local and non-U.S. tax consequences of owning shares of our common stock.

 UNDERWRITING

        Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors and certain shareholders have agreed that, for a period of 180 days from the date of this prospectus, subject to specified exceptions, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and UBS in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on the New York Stock Exchange under the symbol "GMR."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by Gener8 Maritime, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that our portion of the total expenses of this offering will be $            . We have agreed to reimburse the underwriters for certain expenses relating to clearing this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $25,000.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

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  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

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  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

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  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

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  Covering transactions involve purchases of shares either pursuant to the underwriters' over-allotment option or in the open market in order to cover short positions.

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  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

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  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our senior secured credit facilities. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

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  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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  used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only:

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  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

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  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  •
  you confirm and warrant that you are either:

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  a "sophisticated investor" under Section 708(8)(a) or (b) of the Corporations Act;

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  a "sophisticated investor" under Section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of Section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

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  a person associated with the company under Section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of Section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  •
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under Section 708 of the Corporations Act.

LEGAL MATTERS

        Various legal matters in connection with this offering will be passed on for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, and Reeder & Simpson P.C., Majuro, Marshall Islands. The underwriters have been represented in connection with this offering by Cravath Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of General Maritime Corporation as of December 31, 2014 and 2013 and for the years then ended included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The following sections in this prospectus have been reviewed by Drewry Shipping Consultants Limited, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus: (a) under the caption "Summary—Our Company"(i)  the portion of the first sentence of the first paragraph beginning "the Navig8 Group" and ending "independent vessel pool managers"; (ii) the fourth sentence of the first paragraph; (iii) the portion of the second sentence of the third paragraph beginning "tanker market continues" and ending "capture significant upside"; (iv) the portion of the second sentence of the fifth paragraph beginning "increase in trip length" and ending "trade patterns"; (v) the portion of the third sentence of the sixth paragraph stating "an improving tanker market"; (vi) sentences one through two of the seventh paragraph; and (vii) the fourth and seventh sentences of the eighth paragraph; (b) under the caption "Summary—Business Opportunities" (i) the paragraph with the heading "Increasing freight rates offer opportunities for higher spot vessel earnings and vessel values"; (ii) the paragraph with the heading "Continued growth in crude oil demand"; (iii) the paragraph with the heading "Shifting supply and demand patterns driving increased ton-miles"; (iv) the first four sentences in the paragraph with the heading "Declining tanker orderbook and increased scrapping underpin limited growth in global tanker supply"; and (v) the first and third sentences of the paragraph with the heading "Attractive dynamics for sector consolidation"; (c) under the caption "Summary—Our Competitive Strengths" (i) the portion of the first sentence in the paragraph with the heading "Significant built-in growth from 21 "eco" VLCC newbuildings" beginning "following the delivery" and ending "fleets worldwide"; (ii) the portion beginning "making our fleet" and ending "based on current orders" of the second sentence of the paragraph with the heading "High-quality, versatile and young "eco" fleet"; (iii) the first and second sentences of the paragraph with the heading "Vessel employment strategy well positioned to capture upside from the improving tanker market"; and (iv) the fourth sentence of the paragraph with the heading "Strong commercial platform, enhanced by our strategic relationship with the Navig8 Group"; (d) under the caption "Summary—Our Business Strategy", the first sentence of the paragraph with the heading "Operate a young, high-quality fleet and continue to safely and effectively serve our customers"; (e) the second paragraph, excluding the first and last sentences, and the second sentence of the fourth paragraph of the Risk Factor titled "Our revenues may be adversely affected if we and/or our pool managers do not successfully employ our vessels"; (f) the fourth sentence and the portion of the fifth sentence stating "the tanker industry, which has been highly cyclical" of the first paragraph, the factors affecting supply and demand of tanker capacity discussed in the second paragraph and the first sentence of the last paragraph of the Risk Factor titled "The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings"; (g) the first paragraph and the first sentence of the second paragraph of the Risk Factor titled "An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability"; (h) the first paragraph and the first clause of the title of the Risk Factor titled "The international tanker industry has experienced a drastic downturn after experiencing historically high charter rates and vessel values in early 2008, and a sustained or further downturn in this market may have an adverse effect on our earnings, impair our goodwill and the carrying value of our vessels and affect compliance with our loan covenants"; (i) the first paragraph of the Risk Factor titled "The market for crude oil and refined petroleum product transportation services is highly competitive and we may not be able to effectively compete"; (j) the Risk Factor titled "The market value of our vessels may fluctuate significantly, and we may incur impairment charges or incur losses when we sell vessels following a decline in their market value"; (k) the last sentence of the first paragraph and the portion of the second sentence of the second paragraph beginning "new market prices" and ending "the cost of newbuildings" of the Risk Factor titled "Declines in charter rates and other market deterioration could cause the market value of our vessels to decrease significantly"; (l) the first paragraph of the Risk Factor titled "The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business"; (m) the fourth and fifth sentences of the first paragraph of the Risk Factor titled "If economic conditions throughout the world do not improve, it will impede our operations"; (n) the second to last sentence of the first paragraph of the Risk Factor titled "The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position"; (o) the third and sixth sentences of the first paragraph of the Risk Factor titled "A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations"; (p) the Risk Factors titled "Any decrease or prolonged weakness in shipments of crude oil may adversely affect our financial performance" and "Increasing self-sufficiency in energy by the United States could lead to a decrease or prolonged weakness in imports of oil to that country, which to date has been one of the largest importers of oil worldwide" and the Risk Factor titled "The employment of our vessels could be adversely affected by an inability to clear the oil majors' risk assessment process, and we could be in breach of our charter agreements with respect to the applicable vessels," excluding the last two paragraphs; (q) the first four sentences of the first paragraph of the Risk Factor titled "Acts of piracy could adversely affect our business"; (r) the third sentence of the Risk Factor titled "Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business"; (s) the first sentence of the second paragraph beginning with "These requirements can affect" of the Risk Factor titled "We are subject to requirements under environmental and operational safety laws, regulations and conventions that could require significant expenditures, affect our cash flows and net income and could subject us to significant liability"; (t) the fourth sentence of the second paragraph of the Risk Factor titled "Failure of counterparties, including charterers, pool managers or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations and cash flows"; (u) the first sentence of the second paragraph of the Risk Factor titled "The construction of our VLCC newbuildings requires the implementation of complex, new technology and is dependent upon factors outside of our control, and unexpected outcomes resulting from the implementation of such technology could adversely affect our profitability and future prospects"; (v) the portion of the second sentence beginning "latest technological improvements" and ending "decreased water resistance" and the third sentence of the Risk Factor titled "No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings"; (w) the factors that could lead to delay of receipt of newbuildings discussed in the Risk Factor titled "Delays in deliveries of any of our 21 VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery"; (x) the Risk Factor titled "There may be risks associated with the purchase and operation of secondhand vessels," excluding the first, third and last sentences; (y) the Risk Factor titled "Our operating results may fluctuate seasonally"; (z) the second paragraph of the Risk Factor titled "An increase in costs could materially and adversely affect our financial performance," excluding the first sentence; (aa) the portion of the second to last sentence beginning "drastic fall" and ending "capacity and services" of the second paragraph of the Risk Factor titled "Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2011"; (bb) the last sentence of the second paragraph and the second and fifth sentences of the third paragraph of the Risk Factor titled "We may face unexpected repair costs for our vessels"; (cc) the first seven sentences of the second paragraph of the Risk Factor titled "The revenues we earn may be dependent on the success and profitability of any vessel pools in which our vessels operate"; (dd) the first paragraph, excluding the first sentence, and the sixth sentence of the second paragraph of the Risk Factor titled "Shipping is an inherently risky business and our insurance may not be adequate"; (ee) the last sentence of the first paragraph of the Risk Factor titled "The risks associated with older vessels could adversely affect our operations"; (ff) the Risk Factor titled "Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition"; (gg) the first sentence of the first paragraph of the Risk Factor titled "Fluctuations in the market value of our fleet may adversely affect our liquidity and may result in breaches under our financing arrangements and sales of vessels at a loss"; (hh) under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" the portion of the first sentence beginning "the Navig8 Group" and ending "vessel pool managers," and the fourth sentence; (ii) under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Spot and Time Charter Deployment": (jj) sentences one through ten and sentence thirteen of the second paragraph; (kk) the fourth and fifth sentences of the first paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Net Voyage Revenues as Performance Measure"; (ll) the fourth to last sentence in the paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition"; (mm) the first sentence of the second paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of Long-Lived Assets"; (nn) the first sentence of the first paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure of Market Risk—Foreign Exchange Rate Risk"; (oo) the third sentence of the first paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure of Market Risk—Commodity Risk"; (pp) the section under the caption "The International Oil Tanker Shipping Industry" (qq) under the caption "Business—Our Company" (i) the portion of the first sentence beginning "the Navig8 Group" and ending "vessel pool managers," and the fourth sentence; (ii) the portion of the second sentence beginning "Navig8 Group" and ending "commercial ship manager" of the second paragraph; (iii) the portion of the second sentence stating "the tanker market continues its expected recovery" of the third paragraph beginning "We believe we are uniquely positioned"; (iv) the portion of the second sentence beginning "increase in trip length" and ending "shifting trade patterns" of the fifth paragraph; (v) the portion of the third sentence stating "an improving tanker market" of the sixth paragraph; (vi) the seventh paragraph, excluding the second to last and last sentences; and (vii) the fourth sentence and the second to last sentence of the eighth paragraph; (rr) under the caption "Business—Our Competitive Strengths" (i) the portion of the first sentence beginning "following the delivery" and ending "fleets worldwide" under the heading "Significant built-in growth from 21 "eco" VLCC newbuildings"; (ii) the portion of the second sentence beginning "to 4.8 years" and ending "tanker companies based on current orders" under the heading "High-quality, versatile and young "eco" fleet"; (iii) the portion of the first sentence beginning "the continued increase" and ending "oil ton-miles" and the second sentence under the heading "Vessel employment strategy well positioned to capture upside from the improving tanker market"; and (iv) the fourth sentence of the paragraph with the heading "Strong commercial platform, enhanced by our strategic relationship with the Navig8 Group"; (ss) under the caption "Business—Our Business Strategy" the portion of the first sentence stating "which we believe will be among the youngest crude tanker fleets in the industry" under the heading "Operate a young, high-quality fleet and continue to safely and effectively serve our customers"; (tt) the portion of the first sentence stating "quality yards" of the first paragraph under the caption "Business—Vessel Acquisitions and Disposals—2015 Acquired VLCC Newbuildings"; (uu) the second and third sentences and the portion of the fourth sentence stating "Due to the historically low charter rates in recent years" of the paragraph under the caption "Business—Employment of our Fleet"; (vv) the last sentence of the paragraph under the caption

"Business—Employment of our Fleet—VL8, Suez8 and V8 Pools"; (ww) the first four paragraphs under the caption "Business—Oil Major Vetting Process"; (xx) the last two sentences of the first paragraph under the caption "Business—Operations and Ship Management—Commercial Management" (yy) the third sentence of the first paragraph and the second paragraph under the caption "Business—Operations and Ship Management—Technical Management," excluding the portion of the second paragraph stating "hold themselves to strict quality standards and"; (zz) the first two paragraphs under the caption "Business—Competition"; (aaa) the first sentence under the caption "Business—Seasonality"; and (bbb) the section titled "Glossary of Shipping Terms."

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common shares offered hereby. This prospectus which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

        Upon completion of this offering, we will be required and we intend to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our internet website, www.gener8maritime.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Marshall Islands company, and we expect that substantially all of our assets and those of our subsidiaries will be located outside of the United States. As a result, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce liabilities against us based upon these laws. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Marshall Islands court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands courts would not have subject matter jurisdiction to entertain such a suit.

        Reeder & Simpson PC, our counsel as to Marshall Islands law, has advised us that the Marshall Islands does not have a specific treaty with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. However, pursuant to statutory law, the Marshall Islands courts will enforce money judgments of foreign courts without a retrial on the merits if the provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with and there would be no impediment for you to originate an action in the Marshall Islands based upon Marshall Islands law.

 GLOSSARY OF SHIPPING TERMS

        The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this annual report. The terms are taken from the Marine Encyclopedic Dictionary (Sixth Edition) published by Lloyd's of London Press Ltd. and other sources, including information supplied by us.

        Aframax tanker.    Tanker ranging in size from 80,000 DWT to 120,000 DWT.

        American Bureau of Shipping.    American classification society.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    Contract or hire of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the complete operation and maintenance of the vessel, including crewing.

        Bunker Fuel.    Fuel supplied to ships and aircraft in international transportation, irrespective of the flag of the carrier, consisting primarily of residual fuel oil for ships and distillate and jet fuel oils for aircraft.

        Cabotage.    The transport of cargo by sea between ports in the same country, sometimes reserved for national flag vessels.

        CAGR.    Compound average growth rate.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. A vessel is "chartered in" by an end user and "chartered out" by the provider of the vessel.

        Charterer.    The individual or company hiring a vessel.

        Charterhire.    A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

        Classification society.    A private, self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or "classes" according to the society's rules for each particular type of vessel.

        Daewoo.    Daewoo Shipbuilding & Marine Engineering Co., Ltd.

        Demurrage.    The delaying of a vessel caused by a voyage charterer's failure to load, unload, etc. before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

        Double-hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

        Double-sided.    Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

        Drydock.    Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

        DNV GL.    Norwegian classification society.

        DWT.    Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

        Handymax tanker.    Tanker ranging in size from 40,000 DWT to 60,000 DWT.

        HHI.    Hyundai Heavy Industries Co., Ltd.

        HHIC Phil Inc.    Hanjin Heavy Industries (Philippines).

        HSHI.    Hyundai Samho Heavy Industries

        Hull.    Shell or body of a vessel.

        IMO.    International Maritime Organization, a United Nations agency that sets international standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor which takes place approximately two and half years before and after each special survey. This survey is more rigorous than the annual survey and is meant to ensure that the vessel meets the standards of the classification society.

        Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

        LWT.    Lightweight tons.

        Net voyage revenues.    Voyage revenues minus voyage expenses.

        Newbuilding.    A new vessel under construction or just completed.

        OECD.    Organization for Economic Co-operation and Development.

        Off hire.    The period a vessel is unable to perform the services for which it is immediately required under its contract. Off hire periods include days spent on repairs, drydockings, special surveys and vessel upgrades. Off hire may be scheduled or unscheduled, depending on the circumstances.

        Panamax tanker.    Tanker ranging in size from 60,000 DWT to 80,000 DWT.

        P&I Insurance.    Third-party indemnity insurance obtained through a mutual association, or P&I Club, formed by shipowners to provide protection from third-party liability claims against large financial loss to one member by contribution towards that loss by all members.

        Scrapping.    The disposal of old vessel tonnage by way of sale as scrap metal.

        SWS.    China's Shanghai Waigaoqiao Shipbuilding

        SIRE discharge reports.    A hydrocarbon discharge ship inspection report carried out under the Ship Inspection Report Program (SIRE) of the Oil Companies International Marine Forum, a voluntary association of oil companies (including all the oil majors) having an interest in the shipment of crude oil and oil products and the operation of terminals.

        Sister ship.    Ship built to same design and specifications as another.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every four to five years.

        Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

        Suezmax tanker.    Tanker ranging in size from 120,000 DWT to 200,000 DWT.

        Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

        TCE.    Time charter equivalent. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenue by total operating days for fleet.

        Time charter.    Contract for hire of a vessel under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages.

        VLCC.    Acronym for Very Large Crude Carrier, or a tanker ranging in size from 200,000 DWT to 320,000 DWT.

        Voyage charter.    A Charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel expenses, unless the vessel to which the Charter relates has been time chartered in. The customer is liable for demurrage, if incurred.

        Worldscale.    Industry name for the Worldwide Tanker Nominal Freight Scale published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.

GENERAL MARITIME CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
General Maritime Corporation
New York, New York

        We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 31, 2015

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$147,303	$97,707
Restricted cash	660	659
Due from charterers, net	50,007	45,610
Vessel held for sale	—	5,899
Prepaid expenses and other current assets	32,692	50,813

Total current assets	230,662	200,688

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation of $109,235 and $69,734, respectively	814,528	873,435
Vessels under construction	257,581	—
Other fixed assets, net	2,985	2,711
Deferred drydock costs, net	14,361	6,728
Deferred financing costs, net	1,805	2,187
Other assets	11,872	6,706
Goodwill	27,131	30,479

Total noncurrent assets	1,130,263	922,246

TOTAL ASSETS	$1,360,925	$1,122,934

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$52,770	$79,508

Total current liabilities	52,770	79,508

NONCURRENT LIABILITIES:
Long-term debt	790,835	677,632
Other noncurrent liabilities	171	104

Total noncurrent liabilities	791,006	677,736

TOTAL LIABILITIES	843,776	757,244

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Class A common stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at December 31, 2014 and 2013	113	113
Class B common stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 and 11,314,170 shares at December 31, 2014 and December 31, 2013, respectively	220	113
Preferred stock, $0.01 par value per share; authorized 5,000,000 shares; issued and outstanding 0 shares at December 31, 2014 and 2013	—	—
Paid-in capital	809,477	611,231
Accumulated deficit	(292,990)	(245,906)
Accumulated other comprehensive income	329	139

Total shareholders' equity	517,149	365,690

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,360,925	$1,122,934

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

	For the Years Ended December 31,
	2014	2013
VOYAGE REVENUES:
Voyage revenues	$392,409	$356,669

OPERATING EXPENSES:
Voyage expenses	239,906	259,982
Direct vessel operating expenses	84,209	90,297
General and administrative	22,418	21,814
Depreciation and amortization	46,118	45,903
Loss on goodwill impairment	2,099	—
Goodwill write-off for sales of vessels	1,249	1,068
Loss on impairment of vessel	—	2,048
Loss on disposal of vessels and vessel equipment	8,729	2,452
Closing of Portugal office	5,123	—

Total operating expenses	409,851	423,564

OPERATING LOSS	(17,442)	(66,895)

OTHER EXPENSES:
Interest expense, net	(29,849)	(34,643)
Other income (expenses), net	469	(30)

Total other expenses	(29,380)	(34,673)

Loss before reorganization items, net	(46,822)	(101,568)
Reorganization items, net	(262)	495

NET LOSS	$(47,084)	$(101,073)

NET LOSS PER CLASS A AND CLASS B COMMON SHARE:
Basic	$(1.54)	$(8.64)

Diluted	$(1.54)	$(8.64)

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(DOLLARS IN THOUSANDS)

	For the Years Ended December 31,
	2014	2013
Net loss	$(47,084)	$(101,073)

Other comprehensive income:
Foreign currency translation adjustments	190	57

Total other comprehensive income	190	57

Comprehensive loss	$(46,894)	$(101,016)

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(DOLLARS IN THOUSANDS)

	Common Stock	Preferred Stock	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance as of January 1, 2013	$112	$—	$402,728	$(143,667)	$82	$259,255
Net loss				(101,073)		(101,073)
Foreign currency translation adjustments					57	57
Issuance of 102,227 shares of common stock to settle a payable	1		2,828			2,829
Issuance of 10,146 shares of preferred stock		10,146	(331)			9,815
Conversion of 10,146 shares of preferred stock to 611,468 shares of Class B common stock		(10,146)	11,312	(1,166)		—
Issuance of 10,702,702 shares of Class B common stock	113		193,329			193,442
Amortization of stock based compensation			1,365			1,365

Balance as of December 31, 2013	226	—	611,231	(245,906)	139	365,690
Net loss				(47,084)		(47,084)
Foreign currency translation adjustments					190	190
Issuance of 10,688,828 shares of Class B common stock	107		197,031			197,138
Amortization of stock based compensation			1,215			1,215

Balance as of December 31, 2014	$333	$—	$809,477	$(292,990)	$329	$517,149

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(DOLLARS IN THOUSANDS)

	For the Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(47,084)	$(101,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of vessels and vessel equipment	8,729	2,452
Loss on impairment of vessel	—	2,048
Goodwill write-off for sales of vessels	1,249	1,068
Loss on goodwill impairment	2,099	—
Payment-in-kind interest expense	7,354	—
Depreciation and amortization	46,118	45,903
Amortization of deferred financing costs	737	201
Stock-based compensation expense	1,215	1,365
Write-off of deferred financing costs	—	24
Net unrealized gain on derivative financial instruments	—	(1,964)
Allowance for bad debts	1,990	2,005
Changes in assets and liabilities:
Increase in due from charterers	(6,388)	(25,411)
Decrease (increase) in prepaid expenses and other current and noncurrent assets	10,960	(4,748)
(Decrease) increase in accounts payable and other current and noncurrent liabilities	(25,989)	44,442
Decrease in deferred voyage revenue	—	(1,534)
Deferred drydock costs incurred	(12,787)	(5,250)

Net cash used in operating activities	(11,797)	(40,472)

CASH FLOWS FROM INVESTING ACTIVITIES:
Installment payments for purchase of vessels	(248,623)	—
Payment of capitalized interest	(6,629)	—
Proceeds from sale of vessels	22,703	7,546
Purchase of vessel improvements and other fixed assets	(5,470)	(3,244)

Net cash (used in) provided by investing activities	(238,019)	4,302

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under Senior Notes	125,020	—
Borrowings on credit facilities	—	18,870
Repayments of credit facilities	(21,371)	(116,140)
Proceeds from issuance of common stock	197,743	198,000
Proceeds from issuance of preferred stock	—	10,146
Payment of common stock issuance costs	(1,621)	(3,908)
Payment of preferred stock issuance costs	—	(331)
Deferred financing costs paid	(354)	(1,736)

Net cash provided by financing activities	299,417	104,901

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5)	55

NET INCREASE IN CASH AND CASH EQUIVALENTS	49,596	68,786
CASH AND CASH EQUIVALENTS, beginning of year	97,707	28,921

CASH AND CASH EQUIVALENTS, end of year	$147,303	$97,707

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the year for interest, net of payment of capitalized interest	$22,157	$35,691

See Note 2 for supplementary information of noncash items.

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS—Incorporated on February 1, 1997, under the Laws of Republic of the Marshall Islands, General Maritime Corporation and its wholly-owned subsidiaries (collectively, the "Company") provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet at December 31, 2014 consisted of twenty five tankers in operation (seven Very Large Crude Carriers ("VLCCs"), eleven Suezmax tankers, four Aframax tankers, two Panamax tankers, and one Handymax tanker) and seven newbuilding VLCCs under construction. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

        The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts from several days to several weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

        A time charter involves placing a vessel at the charterer's disposal for a set period of time, generally one to three years, during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

        The Company is party to certain commercial pooling arrangements. Commercial pools are designed to provide for effective chartering and commercial management of similar vessels that are combined into a single fleet to improve customer service, increase vessel utilization and capture cost efficiencies (see Note 14).

        BASIS OF PRESENTATION—The financial statements of the Company have been prepared on the accrual basis of accounting and presented in United States Dollar (USD or $) which is the functional currency of the Company. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform with accounting principles generally accepted in the United States of America, is presented below.

        ACCOUNTING FOR THE CHAPTER 11 FILING—On May 17, 2012 (the "Effective Date"), the Company completed its financial restructuring and emerged from chapter 11 of the United States Bankruptcy Code through a series of transactions contemplated by the Plan of Reorganization (the "Chapter 11 Plan"), and the Chapter 11 Plan became effective pursuant to its terms. The Company follows the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 852, Reorganizations. Pursuant to this, the Company adopted fresh start accounting which results in a new basis of accounting and reflects the allocation of the Company's estimated fair value to its underlying assets and liabilities. The excess of reorganization value over the fair value of tangible and identifiable intangible assets and liabilities is recorded as goodwill.

        BUSINESS GEOGRAPHICS—Non-U.S. operations accounted for a majority of our revenues and results of operations. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues, earnings or assets from the transportation of international seaborne crude oil and petroleum products by geographical area.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        SEGMENT REPORTING—Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil and petroleum products with its fleet of vessels.

        PRINCIPLES OF CONSOLIDATION—The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        REVENUE AND EXPENSE RECOGNITION—Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

          SPOT MARKET VOYAGE CHARTERS.     Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are generally recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2014 and 2013, the Company has a reserve of approximately $2,100 and $2,093, respectively, against its due from charterers balance associated with freight and demurrage revenues.

          TIME CHARTERS.     Revenue from time charters is recognized on a straight-line basis over the term of the respective time charter agreement. Direct vessel operating expenses are recognized when incurred. Time charter agreements require, among others, that the vessels meet specified speed and bunker consumption standards. The Company believes that there may be unasserted claims relating to its time charters of $1,455 as of December 31, 2014 and 2013 for which the Company has reduced its amounts due from charterers to the extent that there are amounts due from charterers with asserted or unasserted claims or as an accrued expense to the extent the claims exceed amounts due from such charterers.

        VESSELS, NET—Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. If

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life would be adjusted, if necessary, at the date such regulations are adopted. In addition, the Company estimates residual value of its vessels to be $265/LWT (light weight ton).

        Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. Depreciation expense of vessel assets for the years ended December 31, 2014 and 2013 totaled $42,419 and $44,096, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        VESSELS UNDER CONSTRUCTION—Vessels under construction represent the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the years ended December 31, 2014 and 2013, the Company capitalized interest expense associated with vessels under construction of $8,958 and $0, respectively.

        OTHER FIXED ASSETS, NET—Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

DESCRIPTION	USEFUL LIVES
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

        REPLACEMENTS, RENEWALS AND BETTERMENTS—The Company capitalizes and depreciates the costs of significant replacements, renewals and betterments to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on management's judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

        GOODWILL—The Company follows the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off. Goodwill as of December 31, 2014 and 2013 was $27,131 and $30,479, respectively. Goodwill of $1,249 (relating to one vessel sold in July 2014) and $1,068 (relating to one vessel sold in October 2013 and another sold in February 2014), respectively, was written off during the years ended December 31, 2014 and 2013. During the year ended December 31, 2014, the Company recorded $2,099 of goodwill impairment as a result of our annual assessment. Refer to Note 3—Goodwill impairment for additional information.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        IMPAIRMENT OF LONG-LIVED ASSETS—The Company follows FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs, are included in this analysis.

        During 2013, the Company prepared an analysis which estimated the future undiscounted cash flows for each vessel at November 30, 2013. Based on the analysis, which included consideration of the Company's long-term intentions relative to its vessels, including its assessment of whether the Company would drydock and continue to operate its older vessels, it was determined that the impairment loss in 2013 amounted to $2,048, which was related to one vessel sold in February 2014 and was calculated as the difference between the vessel's carrying value and its net realizable value. During 2014, the Company did not perform such analysis to estimate the future undiscounted cash flows for each vessel due to the upward trend in vessel values and shipping rates and lack of indicators for vessel impairment during the period.

        DEFERRED DRYDOCK COSTS, NET—Approximately every thirty to sixty months, the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company defers costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the estimated period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the consolidated statements of operations. For the years ended December 31, 2014 and 2013, amortization was $2,773 and $1,107, respectively. The accumulated amortization decreased by $50 during the year ended December 31, 2014 due to the sale of a vessel. Accumulated amortization as of December 31, 2014 and 2013 was $4,038 and $1,315, respectively.

        The Company only includes in deferred drydock costs those direct costs that are incurred as part of the drydock to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydock or not, are expensed as incurred.

        DEFERRED FINANCING COSTS, NET—Deferred financing costs include origination fees and amendment fees paid to the banks associated with securing new loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization for the years ended December 31, 2014 and 2013 was $737 and $201, respectively. Accumulated amortization as of December 31, 2014 and 2013 was $924 and $187, respectively.

        COMPREHENSIVE LOSS—The Company follows FASB ASC 220, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

components in the financial statements. Comprehensive loss is comprised of net loss and foreign currency translation adjustments.

        ACCOUNTING ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On the Effective Date, the Company's assets and liabilities were adjusted to their fair values. Significant ongoing estimates include goodwill, vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

        CASH AND CASH EQUIVALENTS—Cash and cash equivalents include cash on deposit in overnight deposit accounts and investments in term deposits with maturities of three months or less at the time of purchase.

        NET LOSS PER SHARE—Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years ended
	December 31, 2014		December 31, 2013
	Class A*	Class B	Class A*	Class B
Basic net loss per share:
Numerator:
Allocation of net loss applicable to common stock	$(17,402)	$(29,682)	$(97,148)	$(5,091)
Denominator:
Weighted-average shares outstanding, basic	11,270,196	19,222,626	11,237,987	588,957

Basic net loss per share	$(1.54)	$(1.54)	$(8.64)	$(8.64)

Diluted net loss per share:
Numerator:
Allocation of net loss applicable to common stock	$(17,402)	$(29,682)	$(97,148)	$(5,091)
Reallocation of net loss as a result of assumed conversion of Class B to Class A shares	(29,682)	—	(5,091)	—

Allocation of net loss applicable to common stock	$(47,084)	$(29,682)	$(102,239)	$(5,091)

Denominator:
Weighted-average shares outstanding used in basic computation	11,270,196	19,222,626	11,237,987	588,957
Add:
Assumed conversion of Class B to Class A shares	19,222,626	—	588,957	—

Weighted-average shares outstanding, diluted	30,492,822	19,222,626	11,826,944	588,957

Diluted net loss per share	$(1.54)	$(1.54)	$(8.64)	$(8.64)

*
Common shares were reclassified as Class A shares on December 12, 2013 on a one-to-one basis. Such reclassification has been retrospectively reflected herein. Options to purchase 343,662 and 364,847 shares of Class A stock were excluded from the above calculation for the years ended December 31, 2014 and 2013, respectively, because the impact is anti-dilutive.

        FAIR VALUE OF FINANCIAL INSTRUMENTS—With the exception of the Company's long-term debt (see Notes 11 and 12), the estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2014 and 2013 due to their short-term or variable-rate nature of the respective borrowings.

        DERIVATIVE FINANCIAL INSTRUMENTS—The Company records the fair value of its derivative financial instruments on its balance sheet as Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as an adjustment to Interest expense on the consolidated statements of operations as applicable. See Notes 11 for additional disclosures on the Company's financial instruments.

        INTEREST RATE RISK MANAGEMENT—The Company is exposed to interest rate risk through its variable rate credit facilities. Until December 31, 2013, pay fixed, receive variable interest rate swaps were used to achieve a fixed rate of interest on the hedged portion of debt in order to increase the ability of the Company to forecast interest expense. Upon the filing of the voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Cases") on November 17, 2011, these swaps became cancelable at the option of the counterparty and were de-designated from hedge accounting. Accordingly, changes in fair value of the interest rate swaps were recorded on the consolidated statements of operations as a component of other income or expense. Effective December 31, 2013, the Company's interest rate swaps have expired. See Notes 11 for additional disclosures on the Company's interest rate swaps.

        CONCENTRATION OF CREDIT RISK—Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. During the years ended December 31, 2014 and 2013, the Company earned 15.2% and 12.2%, respectively, of its revenues from one customer.

        The Company maintains substantially all of its cash and cash equivalents with two financial institutions. None of the Company's cash balances are covered by insurance in the event of default by these financial institutions.

        FOREIGN CURRENCY TRANSACTIONS—Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statements of operations as components of general and administrative expenses or other expense depending on the nature of the transactions to which they relate. During the years ended December 31, 2014 and 2013, transactions denominated in foreign currencies resulted in other (income) expense of ($71) and $69, respectively.

        TAXES—The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce (i.e., voyages that do not begin or end in the U.S.). The Company is generally not subject to state and local income taxation. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. However, as a result of the change in ownership of the Company, on the Effective Date, the Company no longer qualifies for an exemption pursuant to Section 883 of the Code, making the Company subject to U.S. federal tax on its shipping income that is derived from U.S. sources retroactive to the beginning of 2012. As such, the Company has recorded gross transportation tax relating to such shipping income as a current liability on the consolidated balance sheet. During the years ended December 31, 2014 and 2013, the Company recorded gross

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transportation tax of $1,158 and $1,139, respectively, as a component of voyage expenses on its statements of operations.

        RECENT ACCOUNTING PRONOUNCEMENTS—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity's results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. The Company does not expect a material impact on its consolidated financial statements as a result of the adoption of this standard.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or "ASU 2014-09," which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this standard update on its consolidated financial statements.

        In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Amendments to the Consolidation Analysis, which focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. This new standard simplifies consolidation accounting by reducing the number of consolidation models and providing incremental benefits to stakeholders. In addition, the new standard places more emphasis on risk of loss when determining a controlling financial interest, reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (a "VIE"), and changes consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The new standard will be effective for periods beginning after December 15, 2015 for public companies. For private companies and not-for-profit organizations, the new standard will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the potential impact of this standard update on its consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

2. CASH FLOW INFORMATION

        The Company excluded from cash flows from investing and financing activities in the consolidated statements of cash flows items included in accounts payable and accrued expenses for the purchase of other fixed assets of $26 and $89 as of December 31, 2014 and 2013, respectively; and for unpaid fees related to the common stock offering (see Note 19) of $0 and $1,016 as of December 31, 2014 and 2013, respectively. Capitalized interest amounted to $8,958 for the year ended December 31, 2014, out of which, $2,329 has not been paid out as of December 31, 2014 ($19 is included in Accounts payable and accrued expenses and $2,310 is included in Long-term debt in the consolidated balance sheet).

3. GOODWILL

	Goodwill	Accumulated impairment losses	Net
Balance as of January 1, 2013	$120,573	$(89,026)	$31,547
Write-off related to sales of vessels	(1,068)	—	(1,068)

Balance as of December 31, 2013	119,505	(89,026)	30,479
Write-off related to sale of vessel	(1,249)	—	(1,249)
Impairment loss	—	(2,099)	(2,099)

Balance as of December 31, 2014	$118,256	$(91,125)	$27,131

        FASB ASC 350-20-35, Intangibles—Goodwill and Other, bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, Disclosures about Segments of an Enterprise and Related Information, or one level below an operating segment. The Company considers each vessel to be an operating segment and a reporting unit. Accordingly, goodwill relating to the Company's emergence from Chapter 11 on May 17, 2012 was allocated to twenty nine vessel/reporting units based on their proportional fair value as of that date.

        FASB ASC 350-20-35 provides guidance for impairment testing of goodwill, which is not amortized. Other than goodwill, the Company does not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of the Company's reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

3. GOODWILL (Continued)

        In the Company's annual assessments of goodwill for impairment, the Company estimated the fair value of the reporting units to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, the Company uses the trailing ten-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and management believes the use of a ten-year average is the best measure of future rates over the remaining useful life of the Company's fleet. Also for this purpose, the Company uses a utilization rate based on the Company's historic average.

        The Company expects to incur the following costs over the remaining useful lives of the vessels in the Company's fleet:

  •
  Vessel operating costs based on historic costs adjusted for inflation,

  •
  Drydock costs based on historic costs adjusted for inflation, and

  •
  General and administrative costs based on budgeted costs adjusted for inflation.

        The more significant factors which could impact management's assumptions regarding voyage revenues, drydock costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from the Company's significant customers; (b) changes in demand; (c) material declines in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.

        Step 1 of impairment testing as of November 30, 2014 and 2013 consisted of determining and comparing the fair value of a reporting unit, calculated using the weighted average of expected future cash flows (discounted by the Company's weighted average cost of capital), the fair value of the vessels owned by the reporting unit, and the reporting unit's equity value implied by the Company's recent equity transactions and other market based considerations, to the carrying value of the reporting unit. Based on performance of this test, it was determined that the goodwill relating to two reporting units was impaired in 2014 and accordingly, the Company recorded a goodwill impairment charge of $2,099 in the year ended December 31, 2014 to write-down these reporting units' carrying amount of goodwill to implied fair value of goodwill. Goodwill was determined not to be impaired in 2013.

        Additionally, Goodwill associated with one Suezmax vessel, which was sold in July 2014, of $1,249 was written-off during the year ended December 31, 2014. Goodwill associated with two Aframax vessels, which were sold in October 2013 and February 2014, of $1,068 was written-off during the year ended December 31, 2013.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

4. DISPOSAL OF VESSELS AND VESSEL EQUIPMENT

        During the year ended December 31, 2014, the Company recorded a loss on disposal of vessels and vessel equipment of $8,729, of which $1,846 related to the disposal of vessel equipment and $6,883 related to the sales of vessels. During the year ended December 31, 2013, the Company recorded a loss on disposal of vessel and vessel equipment of $2,452, of which $1,315 related to the disposal of vessel equipment and $1,137 related to the sale of vessel. Losses on disposal of vessels include the cost of fuel consumed to deliver the vessels to their point of sale, as well as legal costs and commissions. The loss on disposal of vessel equipment relates to replacement of steel and vessel equipment.

        Out of the total loss on disposal of vessels of $6,883 for the year ended December 31, 2014, $6,349 was related to one vessel sold in July 2014. The vessel was approximately 16 years old at the time of sale and was sold to an unrelated third-party at arm's length to satisfy the Company's obligation under amendments to the Senior Secured Credit Facilities requiring the Company to cause its subsidiaries to sell two vessels (the other vessel was sold in October 2013). See Note 11 below for more details regarding this obligation. In addition, unamortized drydock costs of $2,502 and undepreciated vessel equipment of $113 relating to the vessel were also written off and included in the Loss on disposal of vessels and vessel equipment in the consolidated statement of operations.

5. VESSEL HELD FOR SALE AND VESSEL IMPAIRMENT

        As of December 31, 2013, the Company classified one vessel as held for sale, as the sale had been approved and marketed at that time. The vessel was subsequently sold during February 2014. This vessel was written down to its fair value, less cost to sell, as determined by the contract to sell this vessel which was finalized in January 2014, and was reclassified on the consolidated balance sheet to current assets. In addition, any unamortized drydock costs and undepreciated vessel equipment relating to the vessel were also written off as they were deemed to have been impaired. The aggregate loss of $2,048 was recorded on the consolidated statement of operations as a component of Loss on impairment of vessel.

        The Company prepared an analysis which estimated the future undiscounted cash flows for each vessel at November 30, 2013. Based on this analysis, which included consideration of the Company's long-term intentions relative to its vessels, including its assessment of whether the Company would drydock and continue to operate its older vessels, it was determined that there was no impairment on any vessel other than the one recorded as held-for-sale at December 31, 2013. During 2014, the Company did not perform such analysis to estimate the future undiscounted cash flows for each vessel due to the upward market and lack of indicators for vessel impairment during the period.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

6. VESSELS UNDER CONSTRUCTION

        Vessels under construction consist of the following:

December 31, 2014
SPV Stock Purchase	$162,683
Installment payments	85,030
Capitalized interest expense	8,958
Drawing approval and site supervision fee	820
Others (Initial agent fee, etc.)	90

Total	$257,581

        In March 2014, VLCC Acquisition I Corporation ("VLCC Corp."), a wholly-owned subsidiary of the Company, entered into an agreement with Scorpio Tankers Inc. ("Scorpio") and seven of its wholly-owned subsidiaries ("Shipbuilding SPVs") for VLCC Corp. to purchase the outstanding common stock of the Shipbuilding SPVs for an aggregate price of approximately $162,683 (the "SPV Stock Purchase").

        In December 2013, each of the Shipbuilding SPVs entered into a shipbuilding contract (collectively, the "Shipbuilding Contracts") with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. (collectively, the "Ship Builders") for the construction and purchase of a 300,000 DWT Crude Oil Tanker (collectively, the "VLCC Newbuildings"). As a result of the acquisition by VLCC Corp. of the Shipbuilding SPVs, the Company acquired indirect ownership of the Shipbuilding Contracts. Under the terms of the Shipbuilding Contracts, the VLCC Newbuildings are scheduled to be delivered during the period from on or before August 2015 through August 2016. The aggregate remaining installment payments under the Shipbuilding Contracts are $487,288 as of December 31, 2014, out of which, $198,190 is due in 2015 and $289,098 is due in 2016. The Company expects to finance the remaining installment payments using cash on hand as well as additional financing. However, there is no assurance that the Company will be able to obtain any additional financing.

        In December 2013, in connection with the entry by the Shipbuilding SPVs into the Shipbuilding Contracts, Scorpio agreed to guarantee (the "Scorpio Guarantees") the performance of each of the Shipbuilding SPVs under the Shipbuilding Contracts for the benefit of the Ship Builders. In March 2014, in connection with the SPV Stock Purchase, VLCC Corp. and Scorpio entered into an agreement pursuant to which VLCC Corp., among other things, agreed to indemnify Scorpio to the extent that Scorpio is required to perform its obligations under the Scorpio Guarantees.

        In March 2014, the Shipbuilding SPVs collectively entered into an agreement for the Appointment of a Buyer's representative with Scorpio Ship Management S.A.M. ("SSM") to appoint SSM as their agent to review and approve drawings and documents and equipment proposals relating to the construction of the VLCC Newbuildings. The agreement provides for SSM to be reimbursed for these services at the rate of $10 per week (the "Initial agent fee") for an initial period of six weeks from the date of the agreement, subsequently extended by agreement to eight weeks.

        In May 2014, each of the Shipbuilding SPVs entered into a Project Consultation and Site Building Supervision Agreement with SSM to appoint SSM as their project manager to supervise and inspect the

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

6. VESSELS UNDER CONSTRUCTION (Continued)

construction of each of the VLCC Newbuildings. The agreement provides for SSM a site supervision fee totaling $600 in respect of each of the VLCC Newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., a site supervision fee totaling $550 in respect of each of the VLCC Newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd., and for each of the VLCC Newbuildings, a drawing and plans approval fee of $20, payable in each case by the relevant Shipbuilding SPVs.

7. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of the following:

	December 31, 2014	December 31, 2013
Cash	$147,303	$97,627
Cash equivalents	—	80

Total	$147,303	$97,707

        Cash equivalents refer to investments in term deposits.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	December 31, 2014	December 31, 2013
Bunkers and lubricants	$24,285	$37,394
Insurance claims receivable	1,156	3,180
Prepaid insurance	1,904	2,112
Other	5,347	8,127

Total	$32,692	$50,813

        Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects, pursuant to the terms of the insurance agreements, to recover from the carrier within one year, net of deductibles which have been expensed. As of December 31, 2014 and 2013, the portion of insurance claims receivable not expected to be collected within one year of $4,696 and $2,995, respectively, is included in Other assets (non-current) on the consolidated balance sheets.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

9. OTHER FIXED ASSETS

        Other fixed assets consist of the following:

	December 31, 2014	December 31, 2013
Other fixed assets:
Furniture, fixtures and equipment	$1,154	$1,110
Vessel equipment	3,381	2,367
Computer equipment	312	170
Other	71	71

Total cost	4,918	3,718
Less: accumulated depreciation	1,933	1,007

Total	$2,985	$2,711

        Depreciation of Other fixed assets for the years ended December 31, 2014 and 2013 was $926 and $700, respectively.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	December 31, 2014	December 31, 2013
Accounts payable	$33,747	$59,901
Accrued operating expenses	15,707	17,785
Accrued administrative expenses	3,240	1,221
Accrued interest	76	601

Total	$52,770	$79,508

11. LONG-TERM DEBT

        Long-term debt consists of the following:

	December 31, 2014	December 31, 2013
$508M Credit Facility	$414,680	$436,051
$273M Credit Facility	241,581	241,581
Senior Notes	134,574	—

Long-term debt	790,835	677,632
Less: current portion of long-term debt	—	—

Long-term debt	$790,835	$677,632

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

Senior Secured Credit Facilities

        The Third Amended and Restated Credit Agreement, dated as of May 17, 2012 (the "$508M Credit Facility"), among the Company, as parent, General Maritime Subsidiary II Corporation ("GMR Sub II Corp."), as borrower, Arlington Tankers Ltd. ("Arlington") and General Maritime Subsidiary Corporation ("GMR Sub Corp."), each as a guarantor, certain other subsidiaries of the Company, the lenders party thereto from time to time, and Nordea Bank Finland PLC, New York Branch and the Second Amended and Restated Credit Agreement, dated as of May 17, 2012 (the "$273M Credit Facility"), among the Company, as parent, GMR Sub Corp., as borrower, Arlington and GMR Sub II Corp., each as a guarantor, and certain other Subsidiaries of the Company, the lenders party thereto from time to time, and Nordea Bank Finland PLC, New York (collectively, "Senior Secured Credit Facilities") mature on May 17, 2017.

        The $508M Credit Facility bears interest at a rate per annum based on LIBOR (London Interbank Offered Rate) plus a margin of 4% per annum. The $508M Credit Facility is secured on a first lien basis by a pledge by the Company of substantially all of its assets (other than its interests in its wholly-owned subsidiary VLCC Corp. and its subsidiaries and Unique Tankers LLC and related assets), including its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub II Corp., a pledge by such subsidiary of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub Corp.) that guarantee its other existing credit facilities.

        The $273M Credit Facility bears interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $273M Credit Facility is secured on a first lien basis by a pledge by the Company of substantially all of its assets (other than its interests in its wholly-owned subsidiary VLCC Corp. and its subsidiaries and Unique Tankers LLC and related assets), including its interest in GMR Sub II Corp., a pledge by such subsidiary of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub II Corp.) that guarantee its other existing credit facilities.

        As of December 31, 2014 and 2013, the Company had an outstanding letter of credit of $658. This letter of credit is secured by cash placed in a restricted account amounting to $660 and $659 as of December 31, 2014 and 2013, respectively.

        The Company is required to comply with various collateral maintenance and financial covenants under the Senior Secured Credit Facilities, including with respect to the Company's minimum cash balance and an interest expense coverage ratio covenant. The Senior Secured Credit Facilities also require the Company to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; sale of certain vessels within specified time frames; and other customary covenants.

        The Senior Secured Credit Facilities include customary events of default and remedies for facilities of this nature. If the Company does not comply with its various financial and other covenants under the Senior Secured Credit Facilities, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the Senior Secured Credit Facilities.

        Pursuant to the amendments to the Senior Secured Credit Facilities in 2012, 2013, and 2014, certain covenants under both facilities were modified to reflect the following terms as of December 31, 2014:

        Amortization Table—The $508M Credit Facility's amortization table's earliest payment date is March 31, 2016 and the $273M Credit Facility's amortization table's earliest payment date is June 30, 2016.

        Excess Liquidity—If at any time the Company's total leverage ratio is greater than 0.60:1.00, the Company shall make prepayments in an amount equal to the Company's excess liquidity. The definition of excess liquidity excludes, among other things, amounts raised from future issuances of equity.

        Affirmative and Negative Covenants—In addition to the covenants described above, we were obligated to cause certain subsidiaries that own specified vessels to dispose of such vessels on or before August 31, 2014 and apply the net cash proceeds of such dispositions as required by the mandatory prepayment provisions of the Senior Secured Credit Facilities. This obligation was satisfied with the sale of one Aframax vessel in October 2013 and one Suezmax vessel in July 2014. The Company repaid $7,270 of the $508M Credit Facility using the proceeds from the sale of the Aframax vessel in October 2013 and repaid $15,000 of the $508M Credit Facility using the proceeds from the sale of the Suezmax vessel in July 2014. Exceptions to certain negative covenants, specifically the indebtedness, liens, capital expenditures and investments covenants, permit the Company and its subsidiaries to acquire new vessels, and to incur debt and grant liens in connection therewith, subject to satisfaction of certain financial covenants and other conditions.

        Collateral Maintenance—The collateral maintenance tests require the aggregate fair market value of the collateral vessels under the Senior Secured Credit Facilities to be at least 110% of the aggregate principal amount of outstanding loans under the Senior Secured Credit Facilities on January 1, 2015 to and including June 30, 2015, 115% from July 1, 2015 to and including December 31, 2016, and increase over time to 120%.

        Minimum Cash—The minimum cash balance covenant requires a minimum cash balance level of $10,000 on December 31, 2014, $15,000 on January 1, 2015 to and including December 31, 2015 and $20,000 at any time after January 1, 2016.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

        Interest Expense Coverage Ratio—The date on which the interest expense coverage ratio becomes effective is March 31, 2016. The minimum ratio commences with a 1.00:1.00 ratio and increases over time to a 2.00:1.00 ratio on the maturity date as follows:

Fiscal Quarter Ending	Ratio
March 31, 2016	1.00:1.00
June 30, 2016	1.25:1.00
September 30, 2016	1.50:1.00
December 31, 2016	1.75:1.00
Maturity Date	2.00:1.00

        A repayment schedule of outstanding Senior Secured Credit Facilities at December 31, 2014 is as follows:

YEAR ENDING DECEMBER 31,	$508M Credit Facility	$273M Credit Facility	TOTAL
2016	$57,809	$17,015	$74,824
2017	356,871	224,566	581,437

	$414,680	$241,581	$656,261

        Senior Secured Credit Facilities are fully drawn and, at December 31, 2014 and 2013, there is no availability for additional borrowings. For the years ended December 31, 2014 and 2013, interest expense incurred under the Senior Secured Credit Facilities amounted to $28,261 and $33,239, respectively.

Note and Guarantee Agreement

        On March 28, 2014, the Company and VLCC Corp. entered into a Note and Guarantee Agreement (the "Note and Guarantee Agreement") with affiliates of BlueMountain Capital Management, LLC (collectively, the "Note Purchasers"). Pursuant to the Note and Guarantee Agreement, the Company issued senior unsecured notes on May 13, 2014 in the aggregate principal amount of $131,600 (the "Senior Notes") to the Note Purchasers for proceeds to the Company of $125,020 (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. Interest on the Senior Notes accrues at the rate of 11.0% per annum in the form of additional Senior Notes and the balloon repayment is due 2020, except that if the Company at any time irrevocably elects to pay interest in cash for the remainder of the life of the Senior Notes, interest on the Senior Notes will thereafter accrue at the rate of 10.0% per annum. The Senior Notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the Senior Notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the Shipbuilding Contracts (see Note 6).

        The Note and Guarantee Agreement requires the Company to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

(including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which it is bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the Senior Secured Credit Facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict the Company and its subsidiaries party to the Senior Secured Credit Facilities, the covenants (other than those covenants relating to limitations on additional indebtedness, limitations on liens and limitations on restricted payments) are not materially more restrictive than those contained in the Senior Secured Credit Facilities.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If the Company does not comply with various covenants under the Note and Guarantee Agreement, the Note Purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the Senior Notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        Concurrent with the issuance of the Senior Notes, the Company entered into an Amendment No. 1 and Consent ("Amendment No. 1 to Note and Guarantee Agreement"), by and among the parties to the Note and Guarantee Agreement. Amendment No. 1 to Note and Guarantee Agreement included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

        As of December 31, 2014, the discount on the Senior Notes was $6,329, which the Company amortizes as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $9,554 (out of which $2,200 was capitalized) and $0 during the years ended December 31, 2014 and 2013, respectively.

Oaktree Note

        On April 11, 2013, the Company, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note (the "Oaktree Note") in the principal amount of $9,342 in favor of OCM Marine Holdings TP, L.P. ("OCM Marine Holdings"), as initial lender. The Oaktree Note, which was unsecured, was guaranteed by Arlington. The Oaktree Note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum. Interest expense recognized relative to the Oaktree Note was $153 for the year ended December 31, 2013.

        On June 11, 2013, the Company fully repaid the Oaktree Note with the proceeds from the Wells Fargo Credit Facility, described below.

Wells Fargo Credit Facility

        On June 11, 2013, the Company entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

amount of up to $9,341 (the "Wells Fargo Credit Facility") for working capital and general corporate purposes. On June 11, 2013, the Company borrowed $9,342 under the Wells Fargo Credit Facility and used the proceeds to repay in full the Oaktree Note. The Wells Fargo Credit Facility, which is unsecured, is guaranteed severally (and not jointly), on a specified pro rata basis, by Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P.—Class A, and OCM Asia Principal Opportunities Fund, L.P. The Wells Fargo Credit Facility bore interest, at the Company's option, at either a fluctuating rate equal to Wells Fargo's Prime Rate or LIBOR plus a margin of 2.5% per annum. Interest expense recognized relative to the Wells Fargo Credit Facility was $134 for the year ended December 31, 2013.

        On December 16, 2013, the Company fully repaid the Wells Fargo Credit Facility with the proceeds from the issuance of Class B Common Stock.

Interest Rate Swap Agreement

        Prior to December 31, 2013, the Company was party to one interest rate swap agreement to manage interest costs and the risk associated with changing interest rates. The notional principal amount of this swap was $75,000, the details of which are as follows:

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea

        The changes in the notional principal amounts of the swaps during the years ended December 31, 2014 and 2013 are as follows:

	For the Years Ended December 31,
	2014	2013
Notional principal amount, beginning of year	$—	$75,000
Additions	—	—
Terminations	—	—
Expirations	—	(75,000)

Notional principal amount, end of the year	$—	$—

        The filing of the Chapter 11 Cases constituted a termination event under the interest rate swap agreements, making them cancelable at the option of the counterparties. As a result of the Chapter 11 Cases, the Company de-designated all of its interest rate swaps from hedge accounting as of November 17, 2011. Once de-designated, changes in fair value of the swaps are recorded on the statements of operations and amounts included in accumulated other comprehensive income are amortized to interest expense over the original term of the hedging relationship.

        The Company's 19 vessels which collateralize the $508M Credit Facility also served as collateral for the interest rate swap agreement with Nordea, subordinated to the outstanding borrowings and outstanding letters of credit under the $508M Credit Facility.

        Interest expense pertaining to interest rate swaps for the years ended December 31, 2014 and 2013 was $0 and $81, respectively.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	$660	$660	$659	$659
Long-term debt	790,835	776,350	677,632	677,632

        The fair value of the Senior Secured Credit Facilities as of December 31, 2014 was deemed to approximate the carrying value as the loan agreements have recently been amended in 2014. The fair value of the Senior Notes was based on quoted yields of bond indices and is classified within Level 3 of the fair value hierarchy. The fair value of the Company's long-term debt as of December 31, 2013 was deemed to approximate the fair value of similar long-term debt having the terms agreed to on December 12, 2013 when these loans were amended.

        The carrying amounts of the Company's other financial instruments at December 31, 2014 and December 31, 2013 (principally cash and cash equivalents, restricted cash, amounts due from charterers, prepaid expenses, accounts payable and accrued expenses) approximate fair values because of the relative short maturity of those instruments.

        The fair value of a Vessel held for sale (see Note 5) was determined based on the selling price, net of estimated costs to sell, of such asset based on the contract of sale finalized within a short period of time of its classification as held for sale, and measured on a nonrecurring basis. Because sales of vessels occur infrequently, and as the sale of such asset was being negotiated around period end, the selling price is considered to be a Level 2 item.The fair value of Goodwill can be measured only as a residual and cannot be measured directly, and is measured on a nonrecurring basis. The Company employs a methodology used to determine an amount that achieves a reasonable estimate of the value of goodwill for purposes of measuring an impairment loss. That estimate, referred to as implied fair value of goodwill, is a Level 3 measurement. The Company used significant unobservable inputs (Level 3) in determining the implied fair value of goodwill as of December 31, 2014. No such measurement on Goodwill impairment was deemed necessary as of December 31, 2013 (see Note 3). The following table summarizes the valuation of assets measured on a nonrecurring basis:

	December 31, 2014			December 31, 2013
	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Vessel held for sale	$—	$—	$—	$5,899	$5,899	$—
Goodwill	27,131	—	27,131	n/a	n/a	n/a
Senior Notes	120,090	—	120,090	n/a	n/a	n/a

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

13. REVENUES FROM TIME CHARTERS AND SPOT VOYAGES

        Total revenues earned on time charters for the years ended December 31, 2014 and 2013 were $10,917 and $16,226, respectively; while the total revenues earned on spot voyages for the years ended December 31, 2014 and 2013 were $381,492 and $340,443, respectively. Future minimum rental receipts, excluding any additional revenue relating to profit sharing arrangements under certain time charters and time charters associated with vessels subject to performance claims, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts as of December 31, 2014 are $29,296 and $3,306 during the 2015 and 2016 fiscal years, respectively.

14. VESSEL POOL ARRANGEMENTS

2011 VLCC Pool

        During the second quarter of 2011, the Company agreed to enter five of its VLCCs into a commercial pool of VLCCs (the "2011 VLCC Pool") managed by a third-party company ("2011 VLCC Pool Operator"). Through March 31, 2012, the Genmar Vision, the Genmar Ulysses, the Genmar Zeus, the Genmar Hercules and the Genmar Victory were delivered into the 2011 VLCC Pool.

        The subsidiaries of the Company which own the Genmar Poseidon and the Genmar Atlas entered into time charters with a subsidiary company of the 2011 VLCC Pool Operator which in turn delivered those vessels into the 2011 VLCC Pool in July 2011. These two time charters were at market related rates, subject to a floor of $15,000 per day and a 50% profit share above $30,000 per day. The Genmar Atlas and the Genmar Poseidon time charters were terminated and the vessels were removed from the 2011 VLCC Pool in October 2012 and June 2013, respectively.

        As each vessel entered the 2011 VLCC Pool, it was required to fund a working capital reserve of $2,000 per vessel, which was increased to $2,500 per vessel during the fourth quarter of 2012. This reserve was being accumulated over an eight-month period via $250 per month being withheld from distributions of revenues earned. The 2011 VLCC Pool Operator is responsible for the working capital reserve for the two vessels it charters. For the five vessels delivered directly into the 2011 VLCC Pool by December 31, 2012, there is a working capital reserve of $1,900 and $4,400 as of December 31, 2014 and 2013, respectively, which is recorded on the consolidated balance sheet as Other assets. All these five vessels left the 2011 VLCC Pool by the end of May 2013, while the Company continues to own and operate these vessels. During the years ended December 31, 2014 and 2013, these five vessels earned time charter revenue of $0 and $4,045, respectively, and have receivables from the 2011 VLCC Pool, including the working capital reserve, amounting to $3,446 and $3,812 as of December 31, 2014 and 2013, respectively, for undistributed earnings and bunkers onboard the vessels when they entered into the 2011 VLCC Pool and certain other advances made by the Company on behalf of the vessels in the 2011 VLCC Pool.

        See Note 21—Commitments and Contingencies for discussion regarding a dispute on balance due from the 2011 VLCC Pool.

Unique Tankers Pool

        On November 29, 2012, Unique Tankers LLC, a wholly-owned subsidiary of the Company ("Unique Tankers"), entered into an Agency Agreement (the "Unique Agency Agreement") with

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

14. VESSEL POOL ARRANGEMENTS (Continued)

Unipec UK Company Limited ("Unipec") for purposes of establishing and operating a pool of tanker vessels (the "Unique Pool") to be employed in the worldwide carriage or storage of crude oil, fuel oil or other products. Pursuant to the Unique Agency Agreement, Unique Tankers is jointly managed by General Maritime Management LLC, a wholly-owned subsidiary of the Company ("GMM"), and Unipec through a pool committee (the "Unique Pool Committee"). The Unique Agency Agreement continues in full force and effect until terminated by either party.

        Unique Tankers charters in tanker vessels ("Unique Pool Vessels") under time charters providing vessel owners with a charter hire based on the earnings of all of the vessels entered in the Unique Tankers pool and pool weightings assigned to the vessels pursuant to pool participation agreements entered into with vessel owners. In turn, Unique Tankers deploys Unique Pool Vessels as agent of the vessel owners/disponent owners to its customers.

        Subject to the direction of the Unique Pool Committee, GMM acts as Unique Pool manager, providing administrative services to Unique Tankers. GMM also oversees, monitors and assists with, as requested, commercial management of the Unique Pool Vessels. GMM is entitled to receive a fixed fee per day for each Unique Pool Vessel for such services. All such fees have been eliminated in consolidation. For the years ended December 31, 2014 and 2013, all of the Unique Pool Vessels were owned by the Company. Pursuant to the Unique Agency Agreement, Unipec has acted as the exclusive commercial manager of the Unique Pool Vessels, and as compensation receives a certain percentage of the gross voyage revenues obtained by each Unique Pool Vessel (the "Unique Agency Fee"); this percentage may vary and be subject to adjustments based on criteria set forth in the Unique Agency Agreement. For the years ended December 31, 2014 and 2013, the Unique Agency Fee amounted to $2,733 and $491, respectively, and is included in the Voyage Expenses on the consolidated statements of operations.

        Unipec has agreed that it will not manage vessels other than the Unique Pool Vessels without giving Unique Tankers a right of first refusal and will manage Unique Pool Vessels on terms at least as favorable as those for any other vessels managed by Unipec.

        Under an exclusivity side letter, the Company is restricted in its establishment or operation of Suezmax or VLCC crude oil tankers outside the Unique Tankers Pool without the prior approval of Unipec during the term of the Unique Agency Agreement. Also, under an option side letter, GMM has granted Unipec an option to purchase Unique Tankers for a fixed price, which option is exercisable during the term of the Unique Agency Agreement.

        As of December 31, 2014 and 2013, 17 and 18 of the Company's vessels, respectively, were chartered into Unique Pool. For the years ended December 31, 2014 and 2013, voyage revenue associated with the Unique Pool of $291,028 and $228,517, respectively, is included in the consolidated statements of operations.

15. LEASE COMMITMENTS

        In 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

15. LEASE COMMITMENTS (Continued)

rental expense is $145, including amortization of the lease asset recorded on May 17, 2012 associated with fresh-start accounting, for the period from May 18, 2012 to September 30, 2020. During the years ended December 31, 2014 and 2013, the Company recorded $1,756 of expense associated with this lease each year.

        Future minimum rental payments on this lease for the next five years are as follows: 2015—$1,454, 2016—$1,536, 2017—$1,536, 2018—$1,536, and thereafter—$2,688.

16. REORGANIZATION ITEMS, NET

        Reorganization items, net represent amounts incurred and recovered subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases and are comprised of the following:

	For the Years Ended December 31,
	2014	2013
Trustee fees incurred	$(45)	$(11)
Professional fees incurred	(113)	(50)
Cancellation of bareboat charters	—	119
Write-off pre-bankruptcy (receivables)/payables	(104)	437

	$(262)	$495

17. CLOSING OF PORTUGAL OFFICE

        The Company announced the closing of its Portugal office to its employees on April 29, 2014. Management estimates that the total one-time charges associated with the closing, including severance of $4,700, will be approximately $6,000. The Company outsources the management of the vessels that have been managed by the Portugal office to a third-party ship manager with its principal office in Mumbai, India. Management commenced the change of management of the vessels in May 2014 and completed the change in November 2014.

        For the year ended December 31, 2014, costs incurred associated with the closing of the Portugal office amounted to $5,123 (including the estimated severance costs of $4,401) and are included in Closing of Portugal office on the consolidated statement of operations. As of December 31, 2014, a balance of $1,127 remains outstanding and is included in Accounts payable and accrued expenses on the consolidated balance sheet.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

17. CLOSING OF PORTUGAL OFFICE (Continued)

Closing of Portugal Office
Balance as of January 1, 2014	$—
Expenses accrued	5,123
Amount paid	(3,797)
Revaluation gain on payables in Euros	(199)

Balance as of December 31, 2014	$1,127

18. RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        During the years ended December 31, 2014 and 2013, the Company incurred office expenses totaling $11 and $6, respectively, on behalf of P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, the Chairman of the Company's Board. As of December 31, 2014 and 2013, a balance due from P C Georgiopoulos & Co., LLC of $14 and $3, respectively, remains outstanding.

        During the years ended December 31, 2014 and 2013, the Company incurred fees for legal services aggregating $81 and $27, respectively, due to the father of Peter C. Georgiopoulos. No balances due to the father of Peter C. Georgiopoulos remain outstanding as of December 31, 2014 and 2013.

        During the years ended December 31, 2014 and 2013, the Company incurred certain business, travel, and entertainment costs totaling $102 and $133, respectively, on behalf of Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of December 31, 2014 and 2013, a balance due from Genco of $53 and $51, respectively, remains outstanding.

        During the years ended December 31, 2014 and 2013, Genco made available certain of its employees who performed internal audit services for the Company for which the Company was invoiced $84 and $140, respectively, based on actual time spent by the employees. As of December 31, 2014 and 2013, a balance of $12 and $35, respectively, remains outstanding.

        During the years ended December 31, 2014 and 2013, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $17,088 and $11,780, respectively. As of December 31, 2014 and 2013, a balance of $560 and $443, respectively, remains outstanding. Peter Georgiopoulos is the chairman of Aegean's board of directors, John Tavlarios is a member of the Company's Board and the president and chief executive officer of the Company and is on the board of directors of Aegean. During the years ended December 31, 2014 and 2013, Aegean acted as the charterer for the Company's voyages with voyage revenues aggregating $1,452 and $0, respectively. As of December 31, 2014 and 2013, a balance of $317 and $0, respectively, remains outstanding. In addition, the Company provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the years ended December 31, 2014 and 2013 for $210 and $30, respectively. As of December 31, 2014 and 2013, a balance of $5 and $3, respectively, remains outstanding.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

18. RELATED PARTY TRANSACTIONS (Continued)

        During the years ended December 31, 2014 and 2013, the Company provided office space to Chemical Transportation Group, Inc. ("Chemical"), an owner and operator of chemical vessels for $45 and $0, respectively. Peter C. Georgiopoulos is chairman of Chemical's board of directors. No balances remain outstanding as of December 31, 2014 and 2013.

        Pursuant to an agreement among Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P., OCM Asia Principal Opportunities Fund, L.P. (collectively "Oaktree Guarantors") and the Company dated June 11, 2013, the Company agreed to pay Oaktree Guarantors an annual fee of $500 until the guarantees provided by the Oaktree Guarantors in favor of Wells Fargo Bank, National Association in connection with the Wells Fargo Credit Agreement were terminated. The amount of $500 for the year ended December 31, 2013 is included in Other expense on the consolidated statement of operations. No balance remains outstanding as of December 31, 2014 and 2013.

        During 2013, the Company assigned certain payments associated with bunker supply contracts with third-party vendors amounting to $20,364 to Oaktree Principal Bunker Holdings Ltd., which is managed by Oaktree Capital Management, L.P. Three board members of the Company are associated with or employed by Oaktree Capital Management, L.P. The fees payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $3,388 and $1,222 for the years ended December 31, 2014 and 2013, respectively, and this amount is included in Voyage expenses on the consolidated statement of operations. As of December 31, 2014 and 2013, the balance due to Oaktree Principal Bunker Holdings Ltd. of $14,306 and $21,586, respectively, remains outstanding, and is included in Accounts payable and accrued expenses on consolidated balance sheets.

        Amounts due from the related parties described above as of December 31, 2014 and 2013 are included in Prepaid expenses and other current assets on the consolidated balance sheets; amounts due to the related parties described above as of December 31, 2014 and 2013 are included in Accounts payable and accrued expenses on the consolidated balance sheets.

19. COMMON STOCK ISSUANCES

        On January 24, 2014, in connection with the issuance of Class B common stock, par value $0.01 per share ("Class B Common Stock") in December 2013, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On February 3, 2014, the Company issued 16,250 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

        On March 21, 2014, the Company issued 9,000,001 shares of Class B common stock in a private placement for $18.50 per share (the "March 2014 Private Placement"), resulting in aggregate gross proceeds to the Company of $166,500 in the aggregate, pursuant to Subscription Agreements (the "March 2014 Subscription Agreements") entered individually with certain of the Company's existing shareholders, including (i) OCM Marine Holdings, an investment entity which may be deemed an affiliate of Oaktree Capital Management, L.P. (together with its affiliated investment entities and funds managed by it, "Oaktree") in the amount of approximately $10,000, (ii) an investment entity which may be deemed an affiliate of Aurora Resurgence Capital Partners II LLC (together with its affiliated investment entities, "Aurora") in the amount of approximately $15,000, (iii) certain investment entities

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

19. COMMON STOCK ISSUANCES (Continued)

which may be deemed affiliates of BlackRock, Inc. (together with its affiliated investment entities, "BlackRock") in the aggregate amount of approximately $67,500, (iv) certain investment entities which may be deemed affiliates of BlueMountain Capital Management, LLC (together with its affiliated investment entities, "BlueMountain") in the aggregate amount of approximately $50,000, (v) an investment entity which may be deemed an affiliate of Twin Haven Capital Partners, LLC (together with its affiliated investment entities, "Twin Haven") in the amount of approximately $15,000 and (vi) certain other accredited investors. Three members of the Board of Directors of the Company (the "Board") are associated with or are employees of Oaktree, one member of the Board is associated with or an employee of Aurora, one member of the Board is associated with or an employee of BlackRock, one member of the Board is associated with or an employee of BlueMountain and one member of the Board is associated with or an employee of Twin Haven. Pursuant to the terms of the March 2014 Subscription Agreements, the Company agreed to use all or substantially all of the net proceeds of the March 2014 Private Placement for purposes of satisfying the Company's obligations in connection with the SPV Stock Purchase and Shipbuilding Contracts described above. To the extent such net proceeds exceed the aggregate amount of such obligations, the Company is permitted to use the remaining net proceeds for general corporate purposes. On March 25, 2014, the Company used approximately $162,700 of the proceeds of the March 2014 Private Placement to fund the purchase price of the Shipbuilding SPVs as described above.

        On May 5, 2014, in connection with the March 2014 Private Placement, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On May 21, 2014, the Company issued 2,577 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

        On June 25, 2014, the Company issued 1,670,000 shares of Class B Common Stock in a private placement for $18.50 per share, resulting in aggregate gross proceeds to the Company of $30,895, pursuant to Subscription Agreements entered individually with certain accredited investor investment entities which may be deemed affiliates of Aurora.

        Pursuant to the issuance of common stock during the year ended December 31, 2014, the Company incurred fees of $605, which was recorded as a reduction of proceeds from share issuances.

20. STOCK-BASED COMPENSATION

        On the Effective Date, pursuant to the Chapter 11 Plan, the Company adopted the General Maritime Corporation 2012 Equity Incentive Plan, under which certain officers of the Company were granted options to purchase an aggregate 515,493 shares of common stock. The exercise price for each such option is $38.26 per share, and each option has a 10-year term. The options vest 20% on each of the first five anniversaries of the grant date, with accelerated vesting upon a change in control of the Company. If any executive's employment is terminated by the Company without cause or by the executive for good reason, then the portion of that executive's options that would have vested on the next anniversary of the grant date will vest. Upon termination of any executive's employment for any reason, the Company has the right to purchase the shares received by the executive upon exercise of this options as a price which will depend on the circumstances surrounding the termination. For the years ended December 31, 2014 and 2013, amortization of the fair value of these stock options was

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

20. STOCK-BASED COMPENSATION (Continued)

$1,215 and $1,365, respectively, which is included in the Company's consolidated statements of operations as a component of general and administrative expense. Amortization of the unamortized stock-based compensation balance of $1,183 as of December 31, 2014 is expected to be $720, $369, and $94 during the fiscal years ending December 31, 2015, 2016 and 2017, respectively.

        The following table summarizes all stock option activity for the years ended December 31, 2014 and 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2013	515,493	$38.26	$18.22
Granted	—
Exercised	—
Forfeited	(171,831)

Outstanding, December 31, 2013	343,662	$38.26	$18.22
Granted	—
Exercised	—
Forfeited	—

Outstanding, December 31, 2014	343,662	$38.26	$18.22

        The following table summarizes certain information about stock options outstanding as of December 31, 2014 and 2013:

	Options Outstanding, December 31, 2014			Options Exercisable, December 31, 2014
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	343,662	$38.26	7.4	—	—

	Options Outstanding, December 31, 2013			Options Exercisable, December 31, 2013
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	343,662	$38.26	8.4	—	—

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

21. COMMITMENTS AND CONTINGENCIES

        From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

GENMAR STAR

        On March 7, 2006, Kıyı Emniyeti Genel Müdürlüğü (the Directorate General of Coastal Safety) filed a claim against the Company in an in rem proceeding before the Istanbul Admiralty Court in Turkey (the "Turkish Court") relating to an incident in 2006 when the vessel became disabled in Turkish waters as a result of a rudder failure problem. The claimant asserted that it provided a salvage service to the vessel and the Company asserted that the service provided to the vessel was merely towage assistance. The Turkish Court required the Company to post a $4,000 letter of credit, which permitted the Company to sail and sell the vessel. The Company sold the vessel in May 2006. On February 14, 2012, the Company was notified that the letter of credit was drawn in its entirety. The drawdown of this letter of credit resulted in an additional $4,000 borrowing during February 2012 under the prepetition revolving credit facility entered into by the Company's wholly-owned subsidiary, GMR Sub Corp., and was treated as a $4,000 security deposit with the Turkish Court pending the outcome of this case. In 2013, the Company settled the claim for $2,600. Accordingly, in January 2014, pursuant to this settlement, the Company recovered $1,400 of the $4,000 it had posted in support of the letter of credit. In November 2014, the Company was reimbursed by insurance for $1,700 of the $2,600 settlement; the remaining $900 was written off by the Company in 2013.

GENMAR PROGRESS

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7, 2014, the Trustees presented a revised claim for $7,851, consisting of $848 for loss of beach use, $4,906 for injuries to mangroves, sea grass and coral, $83 for uncompensated damage assessment costs and $2,014 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim. The parties are arranging for an initial settlement meeting in Puerto Rico on a mutually convenient date in Spring of 2015.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

21. COMMITMENTS AND CONTINGENCIES (Continued)

2011 VLCC POOL DISPUTE

        Pursuant to an arbitration commenced in January 2013, on August 2, 2013, five vessel owning subsidiaries of the Company (the "2011 VLCC Pool Subs") that entered into the 2011 VLCC Pool submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association claims of balances due following the withdrawal of their respective vessels from the 2011 VLCC Pool. The claims are for, among other things, amounts due for hire of the vessels and amounts due in respect of working capital invested in the 2011 VLCC Pool. The respondents in the arbitrations, the 2011 VLCC Pool Operator and agent, assert that lesser amounts are owed to the 2011 VLCC Pool Subs by the 2011 VLCC Pool and that the working capital amounts of approximately $1,900 in the aggregate are not due to be returned until a later date pursuant to the terms of the pool agreements. The respondents also counterclaim for damages for alleged breaches of collateral contracts to the pool agreements, claiming that such contracts purport to extend the earliest date by which the 2011 VLCC Pool Subs were entitled to withdraw their vessels from the 2011 VLCC Pool. Such counterclaim for damages has not yet been quantified. Submissions in this arbitration have closed.

        As of December 31, 2014, amount due from the 2011 VLCC Pool of $3,446 was included in Other assets (noncurrent). It is possible, although not assured, that the Company may be able to obtain payment of this amount by accessing the funds in the Escrow Account currently being held by the attorneys of the 2011 VLCC Pool Operator (see below Atlas Charter Dispute for a description of the Escrow Account). As of December 31, 2013, amounts due from the 2011 VLCC Pool of $3,314 and $1,900 were included in Due from charterers (current) and Other assets (noncurrent), respectively; and amounts due to the 2011 VLCC Pool of $1,401 were included in Accounts payable and accrued expenses on the consolidated balance sheet.

ATLAS CHARTER DISPUTE

        On April 22, 2013, GMR Atlas LLC, a vessel owning subsidiary of the Company, submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association a claim for declaratory relief as to the proper construction of certain provisions of a charterparty contract (the "Atlas Charterparty") between GMR Atlas LLC and the party chartering a vessel from GMR Atlas LLC (the "Atlas Claimant") relating to, among other things, customer vetting eligibility. The Atlas Claimant is an affiliate of the 2011 VLCC Pool Operator. The Atlas Claimant initially counterclaimed (the "Initial Atlas Claims") for repayment of hire and other amounts paid under the Atlas Charterparty during the period from July 22, 2012 to November 4, 2012 and also asserted claims for interests and costs. GMR Atlas LLC provided security for those claims, plus amounts in respect of interest and costs, in the sum of $3,498 pursuant to an escrow agreement (the "Escrow Account"). The Initial Atlas Claims were dismissed with prejudice to the extent they were for repayment of hire or other amounts paid prior to October 26, 2012 and this dismissal is no longer subject to appeal.

        The Atlas Claimant served further submissions on March 7, 2014 which set out claims in the aggregate amount of $3,951 plus an unquantified claim for interest and legal costs (the "Subsequent Atlas Claims") arising from the Atlas Charterparty, including primarily claims for damages (as opposed to a claim for repayment) for alleged breaches of customer vetting eligibility requirements. The Subsequent Atlas Claims, in addition to setting out new claims not previously asserted, also include the portion of the Initial Atlas Claims which had not been dismissed. The $3,498 security previously

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

21. COMMITMENTS AND CONTINGENCIES (Continued)

provided in respect of the Initial Atlas Claims remains held in respect of the Subsequent Atlas Claims. The aggregate amount of claims currently asserted by the Atlas Claimant in respect of the Atlas Charterparty is $3,951 plus an unquantified claim for interest and legal costs. These claims are presently proceeding in London arbitration. Both parties have exchanged lists of documents for standard disclosure and copies of the documents to be disclosed. The next stage will be the exchange of witness statements of fact. As of the date of this report, the Company is not able to determine the likelihood of the outcome.

22. SUBSEQUENT EVENTS

        In preparing the consolidated financial statements, the Company has evaluated events and transactions occurring after December 31, 2014 for recognition or disclosure purposes. Based on this evaluation, from January 1, 2015 through March 31, 2015, which represents the date the consolidated financial statements were available to be issued, no material events have been identified other than the following:

AGREEMENT AND PLAN OF MERGER

        On February 24, 2015, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Gener8 Maritime Acquisition, Inc. ("Gener8 Acquisition"), Navig8 Crude Tankers, Inc. ("Navig8 Crude") and the equity-holders' representatives named therein. Gener8 Acquisition is incorporated under the laws of Republic of the Marshall Islands and is a wholly owned subsidiary of the Company. It has authorized 500 shares of common stock at zero par value, and as of March 31, 2015, 100 shares of common stock are issued and outstanding. Navig8 Crude is incorporated under the laws of Republic of the Marshall Islands, and its shares are registered on the Norwegian Over the Counter Market. Navig8 Crude's material assets include newbuilding contracts for 14 VLCC tankers with deliveries scheduled to commence beginning the third quarter of 2015. As of December 31, 2014, Navig8 Crude's estimated commitments associated with these newbuildings through their expected delivery dates were approximately $1,040,200, out of which $350,100, $642,200 and $47,900 is due in 2015, 2016 and 2017, respectively (unaudited). If the Merger (as defined below) is successful, the Company anticipates requiring to raise additional capital in order to fund these remaining installment payments. There are no assurances that the Company will be able to raise adequate capital to fund the remaining installment payments.

        Pursuant to the Merger Agreement, Gener8 Acquisition will merge with and into Navig8 Crude with Navig8 Crude continuing as the surviving corporation ("the Merger"). As a result of the Merger, Navig8 Crude will be a wholly owned subsidiary of the Company. The Company will be renamed Gener8 Maritime Inc. ("Gener8 Maritime").

        In connection with the consummation of the Merger, the existing Class A and Class B common stock of the Company will be converted to a single class of common stock on a 1:1 basis upon the filing of the Company's Third Amended and Restated Articles of Incorporation. At the effective time of the Merger, each issued and outstanding share of common stock of Gener8 Acquisition, immediately prior to the effective time of the Merger shall be automatically converted into common stock of Navig8 Crude; and each issued and outstanding share of common stock of Navig8 Crude will be cancelled and be converted into the right to receive 0.8947 shares of common stock of Gener8 Maritime, provided

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

22. SUBSEQUENT EVENTS (Continued)

that if shares of common stock of Gener8 Maritime cannot be issued to a holder of shares of common stock of Navig8 Crude in compliance with an exemption from registration under the Securities Act of 1933, such holder's shares of common stock of Navig8 Crude will be cancelled and converted into the right to receive cash in an amount equal to the number of shares of common stock of Gener8 Maritime such holder would have received multiplied by $14.348. Following the closing of the Merger, it is anticipated that the Company's existing shareholders and Navig8 Crude's shareholders will own approximately 52.55% and 47.45%, respectively, of the pro forma issued and outstanding common stock of Gener8 Maritime, including restricted shares contemplated in the Merger Agreement to be issued pursuant to terms and conditions yet to be determined and anticipated to be outstanding at closing.

        Under the Merger Agreement, until the date that is twenty four months following the closing of the Merger, subject to a cap of $75,000 and only to the extent that such losses exceed the threshold amount of $5,000, Gener8 Maritime will indemnify and defend each of the holders of the Company's common stock and Navig8 Crude's common stock immediately prior to the Merger in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the Merger by, Navig8 Crude and the Company, respectively. The obligation to indemnify for such losses shall be payable by issuing shares of Gener8 Maritime common stock with a fair market value equal to the amount of such loss.

        The Merger is expected to close in the first half of 2015, subject to required approvals by the shareholders of each company and customary closing conditions. There are no assurances that the Merger will close within this timeframe, nor that it will be successfully closed.

EQUITY PURCHASE AGREEMENT

        In connection with the Merger, the Company has entered into an Equity Purchase Agreement with Navig8 Crude and certain of their respective shareholders (the "Commitment Parties") under which the Commitment Parties have agreed to purchase up to $125 million of shares of Gener8 Maritime's common stock at an exercise price of $12.914 (the "Exercise Price") per share (the "Purchase Commitments"), subject to adjustments as described in the Equity Purchase Agreement. The board of directors of Gener8 Maritime may exercise the Purchase Commitments, from time to time in up to three tranches, by delivering a notice of exercise to the Commitment Parties for the subscription and purchase of shares of Gener8 Maritime's common stock at any time prior to 6 months following the closing of the Merger (which period may be extended, at Gener8 Maritime's election, an additional 6 months). Upon the delivery of an exercise notice, each Commitment Party must purchase at the Exercise Price the number of shares set forth in such Commitment Party's notice of exercise.

        Upon the closing of the Merger, Gener8 Maritime will pay each Commitment Party a Purchase Premium in the form of shares of Gener8 Maritime common stock equal to 5% of the shares that the Commitment Party is obligated to purchase. Upon an extension of the initial 6 month term by Gener8 Maritime, if any, Gener8 Maritime will pay each Commitment Party an additional Purchase Premium in the form of shares of Gener8 Maritime common stock equal to 7.5% of the shares that the Commitment Party remains obligated to purchase.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

22. SUBSEQUENT EVENTS (Continued)

        The Exercise of the Purchase Commitments is subject to the completion of the Merger and the Purchase Commitments will terminate on the earlier of the six month anniversary of the merger (subject to an additional six month extension by Gener8 Maritime) and the date of an initial public offering of Gener8 Maritime's common stock that results in proceeds to Gener8 Maritime of at least $200,000 less any amounts raised by Gener8 Maritime by issuances of common stock or other equity securities.

SHAREHOLDERS AGREEMENT

        In connection with the closing of the Merger, Gener8 Maritime expects to enter into a shareholders agreement with certain shareholders, including with respect to the shares issued pursuant to the Equity Purchase Agreement to certain Commitment Parties who hold at least 5% of the outstanding shares of Gener8 Maritime common stock. The Shareholders Agreement sets forth certain understandings and agreements with respect to certain corporate governance matters, including (i) fixing the number of directors serving on Gener8 Maritime's board of directors at seven, (ii) obligating certain shareholders to vote their shares to support the election of directors designated by certain other shareholders, (iii) creating a strategic management committee and appointing directors thereto and (iv) creating a compensation committee and appointing directors thereto.

ADVISORY FIRM ENGAGEMENT LETTER

        In addition, the Company signed an engagement letter ("Engagement Letter") with an independent investment banking advisory firm (the "Advisory Firm") on July 17, 2014 to confirm that the Advisory Firm will act as a financial advisor to the Company for the purpose of the Merger. Under the terms of the Engagement Letter, the Company has agreed to pay the Advisory Firm an opinion fee (the "Opinion Fee") upon the Advisory Firm informing the Company that it is prepared to render an opinion in respect of the fairness, from a financial point of view, to the Company and/or its shareholders of the consideration to be paid in a proposed transaction. The Opinion Fee for issuing an opinion in connection with the Merger is $500 and shall be credited against the Success Fee, to the extent previously paid. The Company also agreed to pay the Advisory Firm, upon consummation of the Merger, a success fee ("Success Fee") of $6,000, less any Opinion Fee paid. The Company has not recorded or paid any fees associated with the Engagement Letter during the year ended December 31, 2014.

NOTE AND GUARANTEE AGREEMENT AMENDMENT

        On January 26, 2015, the Company entered into an amendment and waiver, by and among the parties to the Note and Guarantee Agreement, which, along with other technical and conforming amendments, removed the requirement that the Company issue additional senior notes evidencing the payment of payment-in-kind interest resulting from the automatic addition of the amount of such interest to the principal amount of outstanding senior notes.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	March 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash	$163,674	$147,303
Restricted cash	660	660
Due from charterers, net	53,668	50,007
Prepaid expenses and other current assets	30,186	32,692

Total current assets	248,188	230,662

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation of $118,839 and $109,235, respectively	805,169	814,528
Vessels under construction	280,686	257,581
Other fixed assets, net	2,766	2,985
Deferred drydock costs, net	15,118	14,361
Deferred financing costs, net	1,617	1,805
Other assets	13,108	11,872
Goodwill	27,131	27,131

Total noncurrent assets	1,145,595	1,130,263

TOTAL ASSETS	$1,393,783	$1,360,925

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$50,288	$52,770
Long-term debt, current portion	12,081	—

Total current liabilities	62,369	52,770

NONCURRENT LIABILITIES:
Long-term debt	782,654	790,835
Other noncurrent liabilities	187	171

Total noncurrent liabilities	782,841	791,006

TOTAL LIABILITIES	845,210	843,776

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Class A common stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at March 31, 2015 and December 31, 2014	113	113
Class B common stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 at March 31, 2015 and December 31, 2014	220	220
Preferred stock, $0.01 par value per share; authorized 5,000,000 shares; issued and outstanding 0 shares at March 31, 2015 and December 31, 2014	—	—
Paid-in capital	809,719	809,477
Accumulated deficit	(262,071)	(292,990)
Accumulated other comprehensive income	592	329

Total shareholders' equity	548,573	517,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,393,783	$1,360,925

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

(UNAUDITED)

	For the Three Months Ended March 31,
	2015	2014
VOYAGE REVENUES:
Voyage revenues	$121,402	$123,282

OPERATING EXPENSES:
Voyage expenses	45,894	68,884
Direct vessel operating expenses	20,897	21,847
General and administrative	4,624	5,478
Depreciation and amortization	10,999	11,169
Loss on disposal of vessels and vessel equipment	131	1,112
Closing of Portugal office	192	—

Total operating expenses	82,737	108,490

OPERATING INCOME	38,665	14,792

OTHER EXPENSES:
Interest expense, net	(7,427)	(7,266)
Other expenses, net	(319)	(65)

Total other expenses	(7,746)	(7,331)

NET INCOME	$30,919	$7,461

NET INCOME PER CLASS A AND CLASS B COMMON SHARE:
Basic	$0.93	$0.32

Diluted	$0.93	$0.32

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	For the Three Months Ended March 31,
	2015	2014
Net income	$30,919	$7,461

Other comprehensive income:
Foreign currency translation adjustments	263	149

Total other comprehensive income	263	149

Comprehensive income	$31,182	$7,610

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	Common Stock	Preferred Stock	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance as of January 1, 2015	$333	$—	$809,477	$(292,990)	$329	$517,149
Net Income				30,919		30,919
Foreign currency translation adjustments					263	263
Amortization of stock based compensation			242			242

Balance as of March 31, 2015	$333	$—	$809,719	$(262,071)	$592	$548,573

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	For the Three Months Ended March 31
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,919	$7,461
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of vessels and vessel equipment	131	1,112
Payment-in-kind interest expense	2,642	—
Depreciation and amortization	10,999	11,169
Amortization of deferred financing costs	187	171
Stock-based compensation expense	242	396
Allowance for bad debts	1,624	203
Changes in assets and liabilities:
Increase in due from charterers	(5,284)	(14,643)
Decrease in prepaid expenses and other current and noncurrent assets	4,242	5,578
Decrease in accounts payable and other current and noncurrent liabilities	(4,540)	(5,516)
Increase in deferred voyage revenue	—	593
Deferred drydock costs incurred	(1,871)	(3,546)

Net cash provided by operating activities	39,291	2,978

CASH FLOWS FROM INVESTING ACTIVITIES:
Installment payments for purchase of vessels	(19,560)	(162,683)
Payment of capitalized interest	(2,215)	—
Proceeds from sale of vessels	—	6,438
Purchase of vessel improvements, other fixed assets and other	(1,078)	(571)

Net cash used in investing activities	(22,853)	(156,816)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of credit facilities	—	(6,371)
Proceeds from issuance of common stock	—	166,801
Payments of professional fees for potential IPO	(449)	—
Payment of common stock issuance costs	—	(1,053)

Net cash provided by (used in) financing activities	(449)	159,377

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	382	149

NET INCREASE IN CASH AND CASH EQUIVALENTS	16,371	5,688
CASH AND CASH EQUIVALENTS, beginning of period	147,303	97,707

CASH AND CASH EQUIVALENTS, end of period	$163,674	$103,395

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the period for interest, net of payment of capitalized interest	$4,655	$7,583

See Note 2 for supplementary information of noncash items.

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS—Incorporated on February 1, 1997, under the Laws of Republic of the Marshall Islands, General Maritime Corporation and its wholly-owned subsidiaries (collectively, the "Company") provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet at March 31, 2015 consisted of twenty five tankers in operation (seven Very Large Crude Carriers ("VLCCs"), eleven Suezmax tankers, four Aframax tankers, two Panamax tankers, and one Handymax tanker) and seven new building VLCCs under construction. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

        The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts from several days to several weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

        A time charter involves placing a vessel at the charterer's disposal for a set period of time, generally one to three years, during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

        The Company is party to certain commercial pooling arrangements. Commercial pools are designed to provide for effective chartering and commercial management of similar vessels that are combined into a single fleet to improve customer service, increase vessel utilization and capture cost efficiencies (see Note 11).

        On May 7, 2015, the Company consummated a merger pursuant to an agreement between Gener8 Maritime Acquisition, Inc., a wholly owned subsidiary of the Company, Navig8 Crude Tankers, Inc. and the equity-holders' representatives named therein. As a result of the merger, Navig8 Crude Tankers, Inc. became a wholly owned subsidiary of the Company, and the Company has been renamed Gener8 Maritime Inc. See Subsequent Events for more information.

        BASIS OF PRESENTATION—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management of the Company, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and operating results, have been included in the financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's financial statements for the year ended December 31, 2014. The results of operations for the three months ended March 31, 2015 and 2014 are not necessarily indicative of the operating results for the full year. The financial statements of the Company have been prepared on the accrual basis of accounting and presented in United States Dollar (USD or $) which is the functional currency of the Company. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform with accounting principles generally accepted in the United States of America, is presented below.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        PRINCIPLES OF CONSOLIDATION—The accompanying condensed consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        REVENUE AND EXPENSE RECOGNITION—Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

          SPOT MARKET VOYAGE CHARTERS.     Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are generally recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At March 31, 2015 and December 31, 2014, the Company has a reserve of approximately $3,622 and $2,100, respectively, against its due from charterers balance associated with voyage revenues, including freight and demurrage revenues.

          TIME CHARTERS.     Revenue from time charters is recognized on a straight-line basis over the term of the respective time charter agreement. Direct vessel operating expenses are recognized when incurred. Time charter agreements require, among others, that the vessels meet specified speed and bunker consumption standards. The Company believes that there may be unasserted claims relating to its time charters of $380 and $1,455 as of March 31, 2015 and December 31, 2014, respectively, for which the Company has reduced its amounts due from charterers to the extent that there are amounts due from charterers with asserted or unasserted claims or as an accrued expense to the extent the claims exceed amounts due from such charterers.

        VESSELS, NET—Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. If regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life would be adjusted, if necessary, at the date such regulations are adopted. Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. Depreciation expense of vessel assets for the three months ended March 31, 2015 and 2014 totaled $9,635 and $10,567, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        Effective January 1, 2015, the Company increased the estimated residual scrap value of the vessels from $265/LWT (light weight ton) to $325/LWT prospectively based on the 15-year average scrap value of steel. The change in the estimated residual scrap value will result in a decrease in depreciation expense over the remaining lives of the vessel assets. During the three months ended March 31, 2015, the effect of the increase in the estimated residual scrap value was to decrease depreciation expense and to increase net income by approximately $700, and to increase net income per basic and diluted common share by $0.02.

        VESSELS UNDER CONSTRUCTION—Vessels under construction represent the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the three months ended March 31, 2015 and 2014, the Company capitalized interest expense associated with vessels under construction of $3,545 (of which $2,215 was paid in cash and $1,330 has not been paid) and $0, respectively.

        GOODWILL—The Company follows the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off. Goodwill as of March 31, 2015 and December 31, 2014 was $27,131. It was determined that there was no indicator of goodwill impairment during the three months ended March 31, 2015 and 2014.

        IMPAIRMENT OF LONG-LIVED ASSETS—The Company follows FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs, are included in this analysis. It was determined that there was no indicator of impairment for any vessel for the three months ended March 31, 2015 and 2014.

        DEFERRED DRYDOCK COSTS, NET—Approximately every thirty to sixty months, the Company's vessels are required to be dry-docked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company defers costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the estimated period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the condensed

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consolidated statements of operations. For the three months ended March 31, 2015 and 2014, amortization was $1,114 and $392, respectively. Accumulated amortization as of March 31, 2015 and December 31, 2014 was $5,152 and $4,038, respectively.

        The Company only includes in deferred drydock costs those direct costs that are incurred as part of the drydock to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydock or not, are expensed as incurred.

        DEFERRED FINANCING COSTS, NET—Deferred financing costs include origination fees and amendment fees paid to the banks associated with securing new loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization for the three months ended March 31, 2015 and 2014 was $187 and $171, respectively. Accumulated amortization as of March 31, 2015 and December 31, 2014 was $1,111 and $924, respectively.

        CAPITALIZED COSTS FOR POTENTIAL IPO—Professional fees associated with the Company's potential initial public offering ("IPO") are capitalized and included in Other assets on the condensed consolidated balance sheets. In the event the IPO is successful, such costs would offset proceeds of the offering. In the event the IPO is unsuccessful, such costs would be expensed.

        ACCOUNTING ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        NET INCOME PER SHARE—Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

	Three months ended
	March 31, 2015		March 31, 2014
	Class A	Class B	Class A	Class B
Basic net income per share:
Numerator:
Allocation of net income applicable to common stock	$10,473	$20,446	$3,586	$3,875
Denominator:
Weighted-average shares outstanding, basic	11,270,196	22,002,998	11,270,196	12,178,080

Basic net income per share	$0.93	$0.93	$0.32	$0.32

Diluted net income per share:
Numerator:
Allocation of net income applicable to common stock	$10,473	$20,446	$3,586	$3,875
Reallocation of net income as a result of assumed conversion of Class B to Class A shares	20,446	—	3,875	—

Allocation of net income applicable to common stock	$30,919	$20,446	$7,461	$3,875

Denominator:
Weighted-average shares outstanding used in basic computation	11,270,196	22,002,998	11,270,196	12,178,080
Add:
Assumed conversion of Class B to Class A shares	22,002,998	—	12,178,080	—

Weighted-average shares outstanding, diluted	33,273,194	22,002,998	23,448,276	12,178,080

Diluted net income per share:	$0.93	$0.93	$0.32	$0.32

        Options to purchase 343,662 shares of Class A stock were excluded from the above calculation for the three months ended March 31, 2015 and 2014, because the impact is anti-dilutive.

        FAIR VALUE OF FINANCIAL INSTRUMENTS—With the exception of the Company's Senior Notes (see Notes 8 and 9), the estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of March 31, 2015 and December 31, 2014 due to their short-term or variable-rate nature of the respective borrowings.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        CONCENTRATION OF CREDIT RISK—Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. During the three months ended March 31, 2015 and 2014, the Company earned 20.2% and 16.6%, respectively, of its revenues from one customer, and 6.9% and 12.3% of its revenues from another customer.

        The Company maintains substantially all of its cash and cash equivalents with two financial institutions. None of the Company's cash balances are covered by insurance in the event of default by these financial institutions.

        FOREIGN CURRENCY TRANSACTIONS—Gains and losses on transactions denominated in foreign currencies are recorded within the condensed consolidated statements of operations as components of general and administrative expenses or other expense depending on the nature of the transactions to which they relate. During the three months ended March 31, 2015 and 2014, transactions denominated in foreign currencies resulted in other expense of $270 and $56, respectively.

        TAXES—The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce (i.e., voyages that do not begin or end in the U.S.). The Company is generally not subject to state and local income taxation. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. However, as a result of the change in ownership of the Company, on the Effective Date, the Company no longer qualifies for an exemption pursuant to Section 883 of the Code, making the Company subject to U.S. federal tax on its shipping income that is derived from U.S. sources retroactive to the beginning of 2012. As such, the Company has recorded gross transportation tax relating to such shipping income as a current liability on the condensed consolidated balance sheet. During the three months ended March 31, 2015 and 2014, the Company recorded gross transportation tax of $335 and $461, respectively, as a component of voyage expenses on its statements of operations.

        RECENT ACCOUNTING PRONOUNCEMENTS—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity's results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. The Company does not expect a material impact on its condensed consolidated financial statements as a result of the adoption of this standard.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or "ASU 2014-09," which supersedes nearly all existing revenue recognition

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this standard update on its condensed consolidated financial statements.

        In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Amendments to the Consolidation Analysis, which focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. This new standard simplifies consolidation accounting by reducing the number of consolidation models and providing incremental benefits to stakeholders. In addition, the new standard places more emphasis on risk of loss when determining a controlling financial interest, reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (a "VIE"), and changes consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The new standard will be effective for periods beginning after December 15, 2015 for public companies. For private companies and not-for-profit organizations, the new standard will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the potential impact of this standard update on its condensed consolidated financial statements.

2. CASH FLOW INFORMATION

        The Company excluded from cash flows from investing and financing activities in the condensed consolidated statements of cash flows items included in accounts payable and accrued expenses for the purchase of other fixed assets of $6 and $26 as of March 31, 2015 and December 31, 2014, respectively, for unpaid professional fees related to the potential initial public offering of $750 and $766 as of March 31, 2015 and December 31, 2014, respectively, and for unpaid professional fees related to the potential merger (see Note 17) of $1,919 and $0 as of March 31, 2015 and December 31, 2014, respectively. Capitalized interest amounted to $3,545 for the three months ended March 31, 2015, out of which, $1,330 has not been paid out as of March 31, 2015 ($73 is included in Accounts payable and accrued expenses and $1,257 is included in Long-term debt in the condensed consolidated balance sheet).

3. DISPOSAL OF VESSELS AND VESSEL EQUIPMENT

        During the three months ended March 31, 2015, the Company recorded a loss on disposal of vessel equipment of $131. During the three months ended March 31, 2014, the Company recorded a loss on disposal of vessels and vessel equipment of $1,112, of which $577 related to the disposal of vessel equipment and $535 related to the sales of vessels. Losses on disposal of vessels include the cost

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

3. DISPOSAL OF VESSELS AND VESSEL EQUIPMENT (Continued)

of fuel consumed to deliver the vessels to their point of sale, as well as legal costs and commissions. The loss on disposal of vessel equipment relates to replacement of steel and vessel equipment.

4. VESSELS UNDER CONSTRUCTION

        Vessels under construction consist of the following:

	March 31, 2015	December 31, 2014
SPV Stock Purchase	$162,683	$162,683
Installment payments	103,840	85,030
Capitalized interest expense	12,503	8,958
Drawing approval and site supervision fee	1,570	820
Others (initial agent fee, etc.)	90	90

Total	$280,686	$257,581

        In March 2014, VLCC Acquisition I Corporation ("VLCC Corp."), a wholly-owned subsidiary of the Company, entered into an agreement with Scorpio Tankers Inc. ("Scorpio") and seven of its wholly-owned subsidiaries ("Shipbuilding SPVs") for VLCC Corp. to purchase the outstanding common stock of the Shipbuilding SPVs for an aggregate price of approximately $162,683 (the "SPV Stock Purchase").

        In December 2013, each of the Shipbuilding SPVs entered into a shipbuilding contract (collectively, the "Shipbuilding Contracts") with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. (collectively, the "Ship Builders") for the construction and purchase of a 300,000 DWT Crude Oil Tanker (collectively, the "VLCC Newbuildings"). As a result of the acquisition by VLCC Corp. of the Shipbuilding SPVs, the Company acquired indirect ownership of the Shipbuilding Contracts. The aggregate remaining installment payments under the Shipbuilding Contracts are $468,478 as of March 31, 2015, out of which, $179,380 is due in the remaining nine months of 2015 and $289,098 is due in 2016.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	March 31, 2015	December 31, 2014
Bunkers and lubricants	$20,799	$24,285
Insurance claims receivable	3,501	1,156
Prepaid insurance	1,749	1,904
Other	4,137	5,347

Total	$30,186	$32,692

        Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects, pursuant to the terms of the insurance agreements, to recover from

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

the carrier within one year, net of deductibles which have been expensed. As of March 31, 2015 and December 31, 2014, the portion of insurance claims receivable not expected to be collected within one year of $3,026 and $4,696, respectively, is included in Other assets (non-current) on the condensed consolidated balance sheets.

6. OTHER FIXED ASSETS

        Other fixed assets consist of the following:

	March 31, 2015	December 31, 2014
Other fixed assets:
Furniture, fixtures and equipment	$1,139	$1,154
Vessel equipment	3,411	3,381
Computer equipment	312	312
Other	87	71

Total cost	4,949	4,918
Less: accumulated depreciation	2,183	1,933

Total	$2,766	$2,985

        Depreciation of Other fixed assets for the three months ended March 31, 2015 and 2014 was $250 and $210, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	March 31, 2015	December 31, 2014
Accounts payable	$31,078	$33,747
Accrued operating expenses	17,955	15,707
Accrued administrative expenses	1,179	3,240
Accrued interest	76	76

Total	$50,288	$52,770

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

8. LONG-TERM DEBT

        Long-term debt consists of the following:

	March 31, 2015	December 31, 2014
$508M Credit Facility	$414,680	$414,680
$273M Credit Facility	241,581	241,581
Senior Notes	138,474	134,574

Long-term debt	794,735	790,835
Less: current portion of long-term debt	(12,081)	—

Long-term debt	$782,654	$790,835

SENIOR SECURED CREDIT FACILITIES

        As of March 31, 2015 and December 31, 2014, the Company had an outstanding letter of credit of $658. This letter of credit is secured by cash placed in a restricted account amounting to $660 as of March 31, 2015 and December 31, 2014.

        A repayment schedule of outstanding Senior Secured Credit Facilities at March 31, 2015 is as follows:

YEAR ENDING DECEMBER 31,	$508M Credit Facility	$273M Credit Facility	TOTAL
2016	$57,809	$17,015	$74,824
2017	356,871	224,566	581,437

	$414,680	$241,581	$656,261

        Senior Secured Credit Facilities are fully drawn and, at March 31, 2015 and December 31, 2014, there is no availability for additional borrowings. For the three months ended March 31, 2015 and 2014, interest expense incurred under the Senior Secured Credit Facilities amounted to $6,870 (out of which $2,288 was capitalized) and $7,059, respectively.

NOTE AND GUARANTEE AGREEMENT

        As of March 31, 2015 and December 31, 2014, the discount on the Senior Notes was $6,199 and $6,329, respectively, which the Company amortizes as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $3,900 (out of which $1,257 was capitalized) during the three months ended March 31, 2015.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments are as follows:

	March 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	$660	$660	$660	$660
Long-term debt, including current portion	794,735	783,738	790,835	776,350

        The fair value of the Senior Secured Credit Facilities as of March 31, 2015 and December 31, 2014 was deemed to approximate the carrying value as the loan agreements have recently been amended in 2014. The fair value of the Senior Notes was based on quoted yields of bond indices and is classified within Level 3 of the fair value hierarchy.

        The carrying amounts of the Company's other financial instruments at March 31, 2015 and December 31, 2014 (principally restricted cash, amounts due from charterers, prepaid expenses, accounts payable and accrued expenses) approximate fair values because of the relative short maturity of those instruments.

        The fair value of Goodwill can be measured only as a residual and cannot be measured directly, and is measured on a nonrecurring basis. The Company employs a methodology used to determine an amount that achieves a reasonable estimate of the value of goodwill for purposes of measuring an impairment loss. That estimate, referred to as implied fair value of goodwill, is a Level 3 measurement. The Company used significant unobservable inputs (Level 3) in determining the implied fair value of goodwill as of December 31, 2014. No such measurement on Goodwill impairment was deemed necessary as of March 31, 2015. The following table summarizes the valuation of assets measured on a nonrecurring basis:

	March 31, 2015			December 31, 2014
	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Goodwill	n/a	n/a	n/a	$27,131	$—	$27,131
Senior Notes	$127,477	—	$127,477	120,090	—	120,090

10. REVENUES FROM TIME CHARTERS AND SPOT VOYAGES

        Total revenues earned on time charters for the three months ended March 31, 2015 and 2014 were $6,075 and $1,777, respectively; while the total revenues earned on spot voyages for the three months ended March 31, 2015 and 2014 were $115,327 and $121,505, respectively. Future minimum rental receipts, excluding any additional revenue relating to profit sharing arrangements under certain time charters and time charters associated with vessels subject to performance claims, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts as of March 31, 2015 are $22,997 and $3,306 during the 2015 and 2016 fiscal years, respectively.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. VESSEL POOL ARRANGEMENTS

2011 VLCC Pool

        During the second quarter of 2011, the Company agreed to enter five of its VLCCs into a commercial pool of VLCCs (the "2011 VLCC Pool") managed by a third-party company ("2011 VLCC Pool Operator"). Through March 31, 2012, the Genmar Vision, the Genmar Ulysses, the Genmar Zeus, the Genmar Hercules and the Genmar Victory were delivered into the 2011 VLCC Pool.

        The subsidiaries of the Company which own the Genmar Poseidon and the Genmar Atlas entered into time charters with a subsidiary company of the 2011 VLCC Pool Operator which in turn delivered those vessels into the 2011 VLCC Pool in July 2011. These two time charters were at market related rates, subject to a floor of $15,000 per day and a 50% profit share above $30,000 per day. The Genmar Atlas and the Genmar Poseidon time charters were terminated and the vessels were removed from the 2011 VLCC Pool in October 2012 and June 2013, respectively.

        As each vessel entered the 2011 VLCC Pool, it was required to fund a working capital reserve of $2,000 per vessel, which was increased to $2,500 per vessel during the fourth quarter of 2012. This reserve was being accumulated over an eight-month period via $250 per month being withheld from distributions of revenues earned. The 2011 VLCC Pool Operator is responsible for the working capital reserve for the two vessels it charters. For the five vessels delivered directly into the 2011 VLCC Pool by December 31, 2012, there is a working capital reserve of $1,900 as of March 31, 2015 and December 31, 2014 which is recorded on the condensed consolidated balance sheet as Other assets. All these five vessels left the 2011 VLCC Pool by the end of May 2013, while the Company continues to own and operate these vessels. These five vessels have receivables from the 2011 VLCC Pool, including the working capital reserve, amounting to $3,446 as of March 31, 2015 and December 31, 2014 for undistributed earnings and bunkers onboard the vessels when they entered into the 2011 VLCC Pool and certain other advances made by the Company on behalf of the vessels in the 2011 VLCC Pool.

        See Note 16—Commitments and Contingencies for discussion regarding a dispute on balances due from the 2011 VLCC Pool.

Unique Tankers Pool

        On November 29, 2012, Unique Tankers LLC, a wholly-owned subsidiary of the Company ("Unique Tankers"), entered into an Agency Agreement (the "Unique Agency Agreement") with Unipec UK Company Limited ("Unipec") for purposes of establishing and operating a pool of tanker vessels (the "Unique Pool") to be employed in the worldwide carriage or storage of crude oil, fuel oil or other products. Pursuant to the Unique Agency Agreement, Unique Tankers is jointly managed by General Maritime Management LLC, a wholly-owned subsidiary of the Company ("GMM"), and Unipec through a pool committee (the "Unique Pool Committee"). The Unique Agency Agreement continues in full force and effect until terminated by either party.

        Unique Tankers charters in tanker vessels ("Unique Pool Vessels") under time charters providing vessel owners with a charter hire based on the earnings of all of the vessels entered in the Unique Tankers pool and pool weightings assigned to the vessels pursuant to pool participation agreements entered into with vessel owners. In turn, Unique Tankers deploys Unique Pool Vessels as agent of the vessel owners/disponent owners to its customers.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. VESSEL POOL ARRANGEMENTS (Continued)

        Subject to the direction of the Unique Pool Committee, GMM acts as Unique Pool manager, providing administrative services to Unique Tankers. GMM also oversees, monitors and assists with, as requested, commercial management of the Unique Pool Vessels. GMM is entitled to receive a fixed fee per day for each Unique Pool Vessel for such services. All such fees have been eliminated in consolidation. For the three months ended March 31, 2015 and 2014, all of the Unique Pool Vessels were owned by the Company. Pursuant to the Unique Agency Agreement, Unipec has acted as the exclusive commercial manager of the Unique Pool Vessels, and as compensation receives a certain percentage of the gross voyage revenues obtained by each Unique Pool Vessel (the "Unique Agency Fee"); this percentage may vary and be subject to adjustments based on criteria set forth in the Unique Agency Agreement. For the three months ended March 31, 2015 and 2014, the Unique Agency Fee amounted to $802 and $877, respectively, and is included in the Voyage Expenses on the condensed consolidated statements of operations.

        Unipec has agreed that it will not manage vessels other than the Unique Pool Vessels without giving Unique Tankers a right of first refusal and will manage Unique Pool Vessels on terms at least as favorable as those for any other vessels managed by Unipec.

        Under an exclusivity side letter, the Company is restricted in its establishment or operation of Suezmax or VLCC crude oil tankers outside the Unique Tankers Pool without the prior approval of Unipec during the term of the Unique Agency Agreement. Also, under an option side letter, GMM has granted Unipec an option to purchase Unique Tankers for a fixed price, which option is exercisable during the term of the Unique Agency Agreement.

        As of March 31, 2015 and December 31, 2014, 15 and 17 of the Company's vessels, respectively, were chartered into the Unique Pool. For the three months ended March 31, 2015 and 2014, voyage revenue associated with the Unique Pool of $90,969 and $93,850, respectively, is included in the condensed consolidated statements of operations.

12. LEASE COMMITMENTS

        In 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense is $145, including amortization of the lease asset recorded on May 17, 2012 associated with fresh-start accounting, for the period from May 18, 2012 to September 30, 2020. During the three months ended March 31, 2015 and 2014, the Company recorded $439 of expense associated with this lease each quarter.

        Future minimum rental payments on this lease for the next five years are as follows: 2015 (from April 1, 2015)—$1,097, 2016- $1,536, 2017- $1,536, 2018- $1,536, and thereafter—$2,688.

13. CLOSING OF PORTUGAL OFFICE

        The Company announced the closing of its Portugal office to its employees on April 29, 2014. Management estimates that the total one-time charges associated with the closing, including severance of $4,700, will be approximately $6,000. The Company outsources the management of the vessels that

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

13. CLOSING OF PORTUGAL OFFICE (Continued)

have been managed by the Portugal office to a third-party ship manager with its principal office in Mumbai, India. Management commenced the change of management of the vessels in May 2014 and completed the change in November 2014.

        For the three months ended March 31, 2015, costs incurred associated with the closing of the Portugal office amounted to $192 and are included in Closing of Portugal office on the condensed consolidated statement of operations. As of March 31, 2015 and December 31, 2014, a balance of $794 and $1,127, respectively, remains outstanding and is included in Accounts payable and accrued expenses on the condensed consolidated balance sheets.

Closing of Portugal Office
Balance as of January 1, 2015	$1,127
Expenses accrued	192
Amount paid	(412)
Revaluation gain on payables in Euros	(113)

Balance as of March 31, 2015	$794

14. RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        During the three months ended March 31, 2015 and 2014, the Company incurred office expenses totaling $2 and $2, respectively, on behalf of P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, the Chairman of the Company's Board. As of March 31, 2015 and December 31, 2014, a balance due from P C Georgiopoulos & Co., LLC of $15 and $14, respectively, remains outstanding.

        During the three months ended March 31, 2015 and 2014, the Company incurred fees for legal services aggregating $2 and $21, respectively, due to the father of Peter C. Georgiopoulos. As of March 31, 2015 and December 31, 2014, a balance due to the father of Peter C. Georgiopoulos of $2 and $0, respectively, remains outstanding.

        During the three months ended March 31, 2015 and 2014, the Company incurred certain business, travel, and entertainment costs totaling $30 and $28, respectively, on behalf of Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of March 31, 2015 and December 31, 2014, a balance due from Genco of $30 and $53, respectively, remains outstanding.

        During the three months ended March 31, 2015 and 2014, Genco made available certain of its employees who performed internal audit services for the Company for which the Company was invoiced $0 and $35, respectively, based on actual time spent by the employees. As of March 31, 2015 and December 31, 2014, a balance of $0 and $12, respectively, remains outstanding.

        During the three months ended March 31, 2015 and 2014, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

14. RELATED PARTY TRANSACTIONS (Continued)

$1,989 and $4,029, respectively. As of March 31, 2015 and December 31, 2014, a balance of $0 and $560, respectively, remains outstanding. Peter Georgiopoulos is the chairman of Aegean's board of directors, John Tavlarios is a member of the Company's Board and the president and chief executive officer of the Company and is on the board of directors of Aegean. During the second half year of 2014, Aegean chartered one of the Company's voyages (no such transactions during the three months ended March 31, 2015 and 2014). As of March 31, 2015 and December 31, 2014, a balance of $0 and $317, respectively, remains outstanding. In addition, the Company provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the three months ended March 31, 2015 and 2014 for $52 and $49, respectively. As of March 31, 2015 and December 31, 2014, a balance of $1 and $5, respectively, remains outstanding.

        During the three months ended March 31, 2015 and 2014, the Company provided office space to Chemical Transportation Group, Inc. ("Chemical"), an owner and operator of chemical vessels for $15 and $0, respectively. Peter C. Georgiopoulos is chairman of Chemical's board of directors. No balances remain outstanding as of March 31, 2015 and December 31, 2014.

        During 2013, the Company assigned certain payments associated with bunker supply contracts with third-party vendors amounting to $20,364 to Oaktree Principal Bunker Holdings Ltd., which is managed by Oaktree Capital Management, L.P. Three board members of the Company are associated with or employed by Oaktree Capital Management, L.P. The fees payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $824 and $1,141 for the three months ended March 31, 2015 and 2014, respectively, and this amount is included in Voyage expenses on the condensed consolidated statement of operations. As of March 31, 2015 and December 31, 2014, the balance due to Oaktree Principal Bunker Holdings Ltd. of $15,130 and $14,306, respectively, remains outstanding, and is included in Accounts payable and accrued expenses on the condensed consolidated balance sheets.

        Amounts due from the related parties described above as of March 31, 2015 and December 31, 2014 are included in Prepaid expenses and other current assets on the condensed consolidated balance sheets; amounts due to the related parties described above as of March 31, 2015 and December 31, 2014 are included in Accounts payable and accrued expenses on the condensed consolidated balance sheets.

15. STOCK-BASED COMPENSATION

        For the three months ended March 31, 2015 and 2014, amortization of the fair value of these stock options was $242 and $396, respectively, which is included in the Company's condensed consolidated statements of operations as a component of general and administrative expense. Amortization of the unamortized stock-based compensation balance of $941 as of March 31, 2015 is expected to be $478, $369, and $94 during the fiscal years ending December 31, 2015 (remaining months), 2016 and 2017, respectively. During the three months ended March 31, 2015 and 2014, none of these options were exercised or forfeited.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

15. STOCK-BASED COMPENSATION (Continued)

        The following table summarizes certain information about stock options outstanding as of March 31, 2015 and December 31, 2014:

	Options Outstanding, March 31, 2015			Options Exercisable, March 31, 2015
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	343,662	$38.26	7.1	137,465	$38.26

	Options Outstanding, December 31, 2014			Options Exercisable, December 31, 2014
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	343,662	$38.26	7.4	—	—

16. COMMITMENTS AND CONTINGENCIES

        From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

GENMAR PROGRESS

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7, 2014, the Trustees presented a revised claim for $7,851, consisting of $848 for loss of beach use, $4,906 for injuries to mangroves, sea grass and coral, $83 for uncompensated damage assessment costs and $2,014 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim. The parties are arranging for an initial settlement meeting in Puerto Rico on a mutually convenient date in summer of 2015.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

16. COMMITMENTS AND CONTINGENCIES (Continued)

2011 VLCC POOL DISPUTE

        Pursuant to an arbitration commenced in January 2013, on August 2, 2013, five vessel owning subsidiaries of the Company (the "2011 VLCC Pool Subs") that entered into the 2011 VLCC Pool submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association claims of balances due following the withdrawal of their respective vessels from the 2011 VLCC Pool. The claims are for, among other things, amounts due for hire of the vessels and amounts due in respect of working capital invested in the 2011 VLCC Pool. The respondents in the arbitrations, the 2011 VLCC Pool Operator and agent, assert that lesser amounts are owed to the 2011 VLCC Pool Subs by the 2011 VLCC Pool and that the working capital amounts of approximately $1,900 in the aggregate are not due to be returned until a later date pursuant to the terms of the pool agreements. The respondents also counterclaim for damages for alleged breaches of collateral contracts to the pool agreements, claiming that such contracts purport to extend the earliest date by which the 2011 VLCC Pool Subs were entitled to withdraw their vessels from the 2011 VLCC Pool. Such counterclaim for damages has not yet been quantified. Submissions in this arbitration have closed.

        As of March 31, 2015 and December 31, 2014, amount due from the 2011 VLCC Pool of $3,446 was included in Other assets (noncurrent). It is possible, although not assured, that the Company may be able to obtain payment of this amount by accessing the funds in the Escrow Account currently being held by the attorneys of the 2011 VLCC Pool Operator (see below Atlas Charter Dispute for a description of the Escrow Account).

ATLAS CHARTER DISPUTE

        On April 22, 2013, GMR Atlas LLC, a vessel owning subsidiary of the Company, submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association a claim for declaratory relief as to the proper construction of certain provisions of a Charterparty contract (the "Atlas Charterparty") between GMR Atlas LLC and, the party chartering a vessel from GMR Atlas LLC (the "Atlas Claimant") relating to, among other things, customer vetting eligibility. The Atlas Claimant is an affiliate of the 2011 VLCC Pool Operator. The Atlas Claimant initially counterclaimed (the "Initial Atlas Claims") for repayment of hire and other amounts paid under the Atlas Charterparty during the period from July 22, 2012 to November 4, 2012 and also asserted claims for interests and costs. GMR Atlas LLC provided security for those claims, plus amounts in respect of interest and costs, in the sum of $3,498 pursuant to an escrow agreement (the "Escrow Account"). The Initial Atlas Claims were dismissed with prejudice to the extent they were for repayment of hire or other amounts paid prior to October 26, 2012 and this dismissal is no longer subject to appeal.

        The Atlas Claimant served further submissions on March 7, 2014 which set out claims in the aggregate amount of $3,951 plus an unquantified claim for interest and legal costs (the "Subsequent Atlas Claims") arising from the Atlas Charterparty, including primarily claims for damages (as opposed to a claim for repayment) for alleged breaches of customer vetting eligibility requirements. The Subsequent Atlas Claims, in addition to setting out new claims not previously asserted, also include the portion of the Initial Atlas Claims which had not been dismissed. The $3,498 security previously provided in respect of the Initial Atlas Claims remains held in respect of the Subsequent Atlas Claims. The aggregate amount of claims currently asserted by the Atlas Claimant in respect of the Atlas Charterparty is $3,951 plus an unquantified claim for interest and legal costs. These claims are

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

16. COMMITMENTS AND CONTINGENCIES (Continued)

presently proceeding in London arbitration. Both parties have exchanged lists of documents for standard disclosure and copies of the documents to be disclosed. The next stage will be the exchange of witness statements of fact and the preparation of an expert report for exchange. As of the date of this report, the Company is not able to determine the likelihood of the outcome.

17. SUBSEQUENT EVENTS

        In preparing the condensed consolidated financial statements, the Company has evaluated events and transactions occurring after March 31, 2015 for recognition or disclosure purposes. Based on this evaluation, from April 1, 2015 through May 22, 2015, which represents the date the condensed consolidated financial statements were available to be issued, no material events have been identified other than the following:

AGREEMENT AND PLAN OF MERGER

        On May 7, 2015, the Company consummated the merger contemplated by that certain agreement and plan of merger (the "Merger Agreement") with Gener8 Maritime Acquisition, Inc. ("Gener8 Acquisition"), Navig8 Crude Tankers, Inc. ("Navig8 Crude") and the equity-holders' representatives named therein. Gener8 Acquisition is a wholly owned subsidiary of the Company. Navig8 Crude is party to newbuilding contracts for 14 VLCC tankers with deliveries scheduled to commence beginning the third quarter of 2015. As of March 31, 2015, Navig8 Crude's estimated commitments associated with these newbuildings through their expected delivery dates were approximately $996,754, of which $306,654, $642,200 and $47,900 is due in 2015, 2016 and 2017, respectively.

        Pursuant to the Merger Agreement, Gener8 Acquisition merged with and into Navig8 Crude with Navig8 Crude continuing as the surviving corporation ("the Merger"). As a result of the Merger, Navig8 Crude is a wholly owned subsidiary of the Company. The Company was renamed Gener8 Maritime Inc. ("Gener8 Maritime").

        At the closing of the Merger, the Company deposited into an account maintained by an exchange and paying agent, in trust for the benefit of Navig8 Crude's former shareholders, 31,233,345 shares of Gener8 Maritime and $4,527 in cash. The number of shares and amount of cash deposited into such account were calculated based on an assumption that the holders of 1% of Navig8's shares are not permitted pursuant to the Securities Act of 1933, as amended (the "Securities Act") under the Merger Agreement to receive shares of the Company as consideration and will receive cash instead. If, at any time, the Company determines that more or less than 1% of Navig8's shares are not permitted to receive shares of the Company as consideration, the Company and the exchange and paying agent shall exchange cash for shares, as necessary in accordance with the terms of the Merger Agreement.

        In connection with the closing of the Merger, the Company's Class A and Class B common stock were converted to a single class of common stock on a 1:1 basis upon the filing of the Company's Third Amended and Restated Articles of Incorporation. At the effective time of the Merger, each issued and outstanding share of common stock of Gener8 Acquisition, immediately prior to the effective time of the Merger, was automatically converted into common stock of the surviving corporation; and each issued and outstanding share of common stock of Navig8 Crude was cancelled and converted into the right to receive 0.8947 shares of common stock of Gener8 Maritime, provided that if shares of common

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

17. SUBSEQUENT EVENTS (Continued)

stock of Gener8 Maritime cannot be issued to a holder of shares of common stock of Navig8 Crude in compliance with an exemption from registration under the Securities Act, such holder's shares of common stock of Navig8 Crude will be cancelled and converted into the right to receive cash in an amount equal to the number of shares of common stock of Gener8 Maritime such holder would have received multiplied by $14.348.

        Under the Merger Agreement, until May 7, 2017, subject to a maximum amount of $75,000 and deductible of $5,000, Gener8 Maritime will indemnify and defend each of the holders of the Company's common stock and Navig8 Crude's common stock immediately prior to the Merger in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the Merger by, Navig8 Crude and the Company, respectively. The obligation to indemnify for such losses shall be payable by issuing shares of Gener8 Maritime common stock with a fair market value equal to the amount of such loss.

EQUITY PURCHASE AGREEMENT

        In connection with the Merger, the Company entered into that certain equity purchase agreement (the "Equity Purchase Agreement"), dated as of February 24, 2015, with Navig8 Crude and certain of their respective shareholders (the "Commitment Parties") under which the Commitment Parties have agreed to purchase up to $125 million of shares of Gener8 Maritime's common stock at an exercise price of $12.914 (the "Exercise Price") per share (the "Purchase Commitments"), subject to adjustments as described in the Equity Purchase Agreement. The board of directors of Gener8 Maritime may exercise the Purchase Commitments, from time to time in up to three tranches, by delivering a notice of exercise to the Commitment Parties for the subscription and purchase of shares of Gener8 Maritime's common stock at any time prior to 6 months following the closing of the Merger (which period may be extended, at Gener8 Maritime's election, an additional 6 months). Upon the delivery of an exercise notice, each Commitment Party must purchase at the Exercise Price the number of shares set forth in such Commitment Party's notice of exercise.

        Upon the closing of the Merger, Gener8 Maritime paid each Commitment Party a Purchase Premium in the form of shares of Gener8 Maritime common stock equal to 5% of the shares that the Commitment Party is obligated to purchase. Upon an extension of the initial 6-month term by Gener8 Maritime, if any, Gener8 Maritime will pay each Commitment Party an additional Purchase Premium in the form of shares of Gener8 Maritime common stock equal to 7.5% of the shares that the Commitment Party remains obligated to purchase.

        The Purchase Commitments will terminate on the earlier of the six-month anniversary of the Merger (subject to an additional six month extension by Gener8 Maritime) and the date of an initial public offering of Gener8 Maritime's common stock that results in proceeds to Gener8 Maritime of at least $200,000 less any amounts raised by Gener8 Maritime by issuances of common stock or other equity securities.

SHAREHOLDERS AGREEMENT

        On May 7, 2015, Gener8 Maritime entered into that certain shareholders agreement (the "Shareholders Agreement") with certain shareholders of the Company. The Shareholders Agreement

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

17. SUBSEQUENT EVENTS (Continued)

sets forth certain understandings and agreements with respect to certain corporate governance matters, including (i) fixing the number of directors serving on Gener8 Maritime's board of directors at seven, (ii) obligating certain shareholders to vote their shares to support the election of directors designated by certain other shareholders, (iii) creating a strategic management committee and appointing directors thereto and (iv) creating a compensation committee and appointing directors thereto. The Shareholders Agreement terminates upon the earlier of (a) the consummation of the underwritten public offering of the Company's Common Stock registered under the Securities Act and (b) with respect to each shareholder party to the Shareholders Agreement, when each such shareholder and its affiliates no longer beneficially own any shares of common stock of the Company.

REGISTRATION RIGHTS AGREEMENT

        On May 7, 2015, Gener8 Maritime entered into that certain Second Amended and Restated Registration Rights Agreement (the "2015 Registration Rights Agreement"), which provides that certain shareholders will be entitled to demand a certain number of long-form registrations and short-form registrations of all or part of their registerable securities, subject to certain exceptions specified thereunder.

WARRANT AGREEMENT

        In connection with the Merger, the Company entered into an amended and restated warrant agreement (the "2015 Navig8 warrant agreement") with Navig8 Limited (or the subsequent transferee, the "2015 Navig8 warrantholder"). Under the 2015 Navig8 warrant agreement, 1,600,000 warrants that had, prior to the Merger, provided the 2015 Navig8 warrantholder the right to purchase 1,600,000 shares of Navig8 common stock at $10 per share of Navig8 common stock were converted into warrants entitling the 2015 Navig8 warrantholder to purchase 0.8947 shares of our common stock for each warrant held for a purchase price of $10.00 per warrant, or $11.18 per share.

        The 2015 warrants, which expire on March 31, 2016, vest in five equal tranches, with each tranche vesting upon the Company's common shares reaching the following trading thresholds following an initial public offering: $15.09, $16.21, $17.32, $18.44 and $19.56. These trading thresholds represent the volume-weighted average price of the Company's shares over any period of ten consecutive trading days during which there is a minimum cumulative trading volume of $2 million.

OPTION AGREEMENT

        In connection with the Merger, the Company agreed to convert any outstanding option to acquire Navig8 common stock into an option to acquire the number of shares of the common stock of the Company equal to the product obtained by multiplying (i) the number of shares of Navig8 common stock subject to such stock option immediately prior to the consummation of the Merger by (ii) 0.8947, at an exercise price per share equal to the quotient obtained by dividing (A) the per share exercise price specified in such stock option immediately prior to the Merger by (B) 0.8947. The Company also agreed to treat the option agreement between Navig8 and L. Spencer Wells as exercisable through July 8, 2017.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

17. SUBSEQUENT EVENTS (Continued)

ADVISORY FIRM ENGAGEMENT LETTER

        In addition, the Company signed an engagement letter ("Engagement Letter") with an independent investment banking advisory firm (the "Advisory Firm") on July 17, 2014 to confirm that the Advisory Firm will act as a financial advisor to the Company for the purpose of the Merger. Under the terms of the Engagement Letter, the Company paid the Advisory Firm an aggregate of $6,000 comprised of $500 upon the Advisory Firm informing the Company that it is prepared to render an opinion in respect of the fairness, from a financial point of view, to the Company and/or its shareholders of the consideration to be paid in a proposed transaction and $5,500 upon consummation of the Merger. $500 has been included in General and administrative expenses on the condensed consolidated statement of operations for the three months ended March 31, 2015.

NOTE AND GUARANTEE AGREEMENT AMENDMENT

        On April 7, 2015, the Company entered into an amendment to the Senior Secured Credit Facilities, which amends certain provisions of the Senior Secured Credit Facilities, including amendments to the "change of control" definition and the investments and merger covenants, among others, in order to permit the Company to enter into the transactions contemplated under the Merger Agreement. These amendments are subject to an additional covenant relating to Gener8 Acquisition and the Merger which limits cash payments related to the Merger unless funded solely from Navig8 and its subsidiaries (with a limited exception for amounts funded by VLCC Corp. and its subsidiaries which must be reimbursed by Navig8 and its subsidiaries within 30 days of the Merger) and limits investments in Gener8 Acquisition unless funded solely from amounts received from the issuance of equity received after the amendment effective date. The covenant also has restrictions on the Company or any of its subsidiaries (other than Gener8 Acquisition) from guaranteeing or otherwise becoming liable for debt of Navig8 or any of its subsidiaries, amending or waiving provisions of the Merger or the Equity Purchase Agreement or making any cash payments pursuant to the indemnification provision of the Merger Agreement.

        On April 30, 2015, we entered into an amendment, by and among the parties to the Note and Guarantee Agreement, which amended the change of control provision to permit the transactions contemplated by the Merger Agreement.

              Shares

GENER8 MARITIME, INC.

Common Stock

P R E L I M I N A R Y    P R O S P E C T U S

Joint Book-Running Managers

Citigroup	UBS

Co-Managers

        Until                ,        (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or "FINRA," filing fee and the NYSE listing fee.

SEC registration fee	$	*
Printing and engraving expense		*
Legal fees and expenses		*
Accounting fees and expenses		*
NYSE listing fee		*
FINRA filing fee		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

      Indemnification

        Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

        In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any person who is or is threatened to be made party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation can be indemnified for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

        We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of ours, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

        We will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of us to procure judgment in our favor by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Limitations on Personal Liability

        Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

        The Business Corporations Act of the Republic of the Marshall Islands, or the "BCA," provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to the corporation or its shareholders;

  •
  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our directors will not be personally liable to us or our shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited:

  •
  for any breach of the director's duty of loyalty to the corporation or its shareholders;

  •
  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Our amended and restated articles of incorporation provide that if the BCA is amended to authorize the further elimination or limitation of the liability of directors for actions taken or omitted to be taken then the liability of a director of the Company, in addition to the limitation on personal liability provided for in our amended and restated articles of incorporation, shall be limited to the fullest extent permitted by the amended BCA in respect of actions or omissions to act which occur during any period to which the amended BCA's amended provisions pertain.

Item 15.    Recent Sales of Unregistered Securities

      Issuance of Securities under Chapter 11 Plan

        Pursuant to the chapter 11 plan, on the effective date, all our outstanding prepetition equity securities, including but not limited to all outstanding shares of our common stock, par value $0.01 per share, and all outstanding options and contractual or other rights to acquire any equity securities in the Company, were canceled and discharged and are of no further force and effect, whether surrendered for cancelation or otherwise, and holders of such prepetition equity securities received no distributions under the chapter 11 plan in respect thereof. In addition, among other things, the Chapter 11 plan provided for the issuance of 200,011 shares of Common Stock and warrants exercisable for up to 309,296 shares of Common Stock at an exercise price of $42.50 to our prepetition general unsecured creditors and a total of 9,800,560 shares of Common Stock to Oaktree.

        Of the 200,011 shares allocated to our unsecured creditors, 195,070 shares have, as of May 15, 2015, been distributed to creditors and 4,941 shares remain in an escrow account in respect of disputed claims. Of the warrants allocated to our unsecured creditors, warrants exercisable for 301,655 shares have, as of November 6, 2014, been distributed to creditors, and warrants exercisable for 7,641 shares remain in an escrow account in respect of disputed claims. To the extent that any shares or warrants remain in escrow following resolution of the disputed claims, they will either be distributed pro rata to holders of claims which were previously allowed, or, if the amount remaining is de minimis, they will be returned to us. Although these escrowed shares are not treated as outstanding for purposes of voting, when referencing outstanding shares or issued shares in this prospectus, we will, unless otherwise indicated by context, treat the escrowed shares as if they are outstanding and issued to holders of allowed general unsecured claims. See "Business—Chapter 11 Reorganization" for more information regarding the issuance of these shares and warrants. The offer and distribution of these shares and warrants, as well as the shares underlying these warrants was exempt from registration pursuant to Section 1145 of the Bankruptcy Code.

        The 9,800,560 shares of Common Stock issued to Oaktree on the effective date consisted of:

  •
  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims held by Oaktree in respect of the Oaktree prepetition credit facility, which we refer to as the "Oaktree conversion shares"; and

  •
  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares."

        The issuance of the Oaktree investment shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and these shares are restricted securities. Oaktree represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the Oaktree investment shares could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of the Oaktree investment shares and did not offer any securities to the general public in connection with such issuance. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

      Grant of Options to Executive Officers

        In addition, on the effective date, pursuant to the 2012 Equity Incentive Plan (which was provided for by the chapter 11 plan) described above under "Executive Compensation—2012 Equity Incentive Plan," John Tavlarios was granted options to purchase 229,108 shares of Common Stock, Leonard Vrondissis was granted options to purchase 57,277 shares of Common Stock and Milton Gonzales was granted options to purchase 57,277 shares of Common Stock. Our former chief financial officer was also granted options to purchase 171,831 shares of Common Stock. When our former chief financial officer resigned in February 2013, he forfeited these options in accordance with their terms. The terms of these options are described above under "Executive Compensation—2012 Equity Incentive Plan."

        The grant of these options, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Each of the recipients of the options was an "accredited investor," as defined in Regulation D promulgated under the Securities Act. Each such recipient agreed that the options were non-transferable other than by testamentary disposition or by the laws of descent and distribution. We did not engage in a general solicitation or advertising with respect to the issuance of such options and did not offer any options to the general public in connection with such issuance.

      June 2012 Issuance to Oaktree's Financial Advisor

        Pursuant to an Equity Purchase Agreement, dated as of December 15, 2011 and amended on March 26, 2012, which we refer to as the "Oaktree purchase agreement," among us and Oaktree, and an order of the Bankruptcy Court, which we refer to as the "Oaktree purchase agreement order," authorizing the debtors to enter into the Oaktree purchase agreement, we were required to reimburse Oaktree for certain advisory fees, including those owed to an investment bank, which we refer to as the "Oaktree financial advisor," incurred in connection with the Oaktree purchase agreement, the Chapter 11 cases and certain related matters.

        On June 22, 2012, pursuant to a subscription agreement dated as of June 19, 2012, we issued 83,129 common shares to the Oaktree financial advisor, having an agreed-upon value of $36.84 per share, or $3.1 million in the aggregate, which payment was deemed to be a reimbursement by us of Oaktree, in accordance with the Oaktree purchase agreement and the Oaktree purchase agreement order, for certain fees (equal to $3.1 million) owed to the Oaktree financial advisor.

        The issuance of the common shares to the Oaktree financial advisor, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The Oaktree financial advisor represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      December 2012 Issuance to BlueMountain

        On December 21, 2012, pursuant to a Common Stock Subscription Agreement, dated as of November 1, 2012, which we refer to as the "BlueMountain subscription agreement," among the Company, Oaktree and BlueMountain, we issued 1,084,269 common shares in a private placement to BlueMountain for net proceeds of $28.9 million.

        The issuance of the shares of Common Stock to BlueMountain, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Each BlueMountain entity receiving the shares represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      April 2013 Issuance to GMR Financial Advisor

        Pursuant to a Letter Agreement, dated as of October 3, 2011, between us and an investment bank, which we refer to as the "GMR financial advisor," we were required to pay the GMR financial advisor certain fees and expenses incurred in connection with financial advisory services rendered by the GMR financial advisor to us in connection with our Chapter 11 restructuring. On April 25, 2013, we issued 102,227 shares of Class A Common Stock to the GMR financial advisor in a private placement in satisfaction of approximately $2.8 million of remaining outstanding fees owed to the GMR financial advisor.

        The issuance of the shares of Common Stock to the GMR financial advisor, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The GMR financial advisor represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      June - August 2013 Series A Preferred Stock Issuances

        On June 27, 2013, we authorized 150,000 shares of a new series of Series A Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share that ranked senior to our common stock. The Series A Preferred Stock ranked senior as to dividends over our common stock and any other class of stock that by its terms ranks junior as to dividends to the Series A Preferred Stock, when and if issued. Each share of Series A Preferred Stock was entitled to receive dividends when, as and if declared by our Board, and to the extent permitted under our outstanding indebtedness existing at the time of a declaration or payment, at an annual rate of 25% on each share's $1,000 liquidation preference, compounded quarterly and accruing from the date of issuance. Dividends on the Series A Preferred Stock accrue until our liquidation or until they are redeemed, reclassified, exchanged or otherwise acquired by us.

        On each of June 28, 2013 and July 3, 2013, we issued 5,000 shares on each date of Series A Preferred Stock to Oaktree in a private placement for $1,000 per share, resulting in aggregate net proceeds of $5.0 million on June 28, 2013 and $5.0 million on July 3, 2013. In August 2013, we issued an aggregate of 146 shares of Series A Preferred Stock in private placements for $1,000 per share to two additional accredited investors. As described below under "Class B Financing," all 10,146 shares of Series A Preferred Stock, together with the accumulated and unpaid dividends of $1.2 million, were converted into 611,648 shares of Class B Common Stock.

        The issuance of the shares of Series A Preferred Stock, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The purchasers of the Series A Preferred Stock represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      December 2013 Class B Financing

        On December 12, 2013, we issued 10,702,702 shares of Class B Common Stock in a private placement for $18.50 per share, resulting in aggregate gross proceeds of approximately $198.0 million,

pursuant to an Amended and Restated Subscription Agreement, or the "December 2013 Class B subscription agreement," by and among the Company, OCM Marine Holdings and certain other accredited investors party thereto which we refer to collectively as the "December 2013 Class B investors."

        In connection with the closing of the purchase and sale of the Class B shares, the Company, OCM Marine Holdings and each of the Class B investors entered into a joinder to the pre-merger registration agreement.

        In connection with the purchase and sale of the Class B shares, all of our outstanding shares of Series A Preferred Stock were converted into Class B shares at a price of $18.50 per share of Class B Common Stock based on the liquidation preference of, plus accrued and unpaid dividends on, the Series A Preferred Stock. We refer to this as the "Series A Preferred conversion." The Series A Preferred conversion was approved by Oaktree and our Board, in accordance with the Statement of Designation, Powers, Preferences and Rights of Series A Preferred Stock, dated as of June 28, 2013. As a result of the Series A Preferred conversion, on December 12, 2013, 10,146 shares of Series A Preferred Stock were converted into 611,468 shares of Class B Common Stock.

        In connection with the issuance of the Class B Common Stock in December 2013, our Articles of Incorporation and Shareholders Agreement were each amended and restated. See "Related Party Transactions—December 2013 Class B Financing" for a description of these amendments.

        On January 24, 2014, we made a preemptive rights offering to all of our eligible shareholders. On February 3, 2014, we issued 16,250 Class B shares pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      March 2014 Class B Financing

        On March 21, 2014, we issued 9,000,001 shares of Class B Common Stock in a private placement for $18.50 per share, or the "March 2014 private placement", resulting in aggregate gross proceeds to the Company of approximately $166.5 million, pursuant to subscription agreements, which we refer to as the "March 2014 subscription agreements," entered individually with certain of our existing shareholders and OCM Marine Holdings. Pursuant to the terms of the March 2014 subscription agreements, we agreed to use all or substantially all of the net proceeds of the March 2014 private placement for purposes of satisfying our obligations in connection with the VLCC SPV stock purchase and VLCC shipbuilding contracts described above under "Business—VLCC Newbuildings." To the extent such net proceeds exceed the aggregate amount of such obligations, we are permitted to use the remaining net proceeds for general corporate purposes. On March 25, 2014, we used approximately $162.7 million of the proceeds of the March 2014 private placement to fund the purchase price of the VLCC shipbuilding SPVs as described elsewhere in this prospectus.

        On May 5, 2014, we made a preemptive rights offering of Class B Common Stock to certain eligible shareholders. On May 21, 2014, we issued 2,577 shares of Class B Common Stock in a private placement for $18.50 per share to an investor exercising its preemptive rights.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      June 2014 Class B Financing

        On June 25, 2014, we issued 1,670,000 shares of Class B Common Stock in a private placement, which we refer to as the "June 2014 Class B financing" for $18.50 per share, resulting in aggregate gross proceeds to the Company of approximately $30.9 million, pursuant to subscription agreements entered individually with certain accredited investor investment entities.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      Senior Notes

        On March 28, 2014, we and our wholly-owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement with affiliates of BlueMountain Capital Management, LLC which we refer to as the "note purchasers." Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the note purchasers for proceeds of approximately $125 million (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes." The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—VLCC Newbuildings" for more information on the VLCC shipbuilding contracts).

        The issuance of the senior notes, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The note purchasers represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the senior notes could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

        See "Description of Indebtedness—Senior Notes" for further information regarding the senior notes.

      2015 Merger

        On February 24, 2015, General Maritime Corporation (our former name), Gener8 Maritime Acquisition, Inc. (one of our wholly-owned subsidiaries), Navig8 and each of the equityholders' representatives named therein entered into an Agreement and Plan of Merger, pursuant to which former Navig8 shareholders received shares of our common stock. See "Related Party Transactions—2015 Merger Related Transactions—Agreement and Plan of Merger" for further information.

        The issuance of such shares of our common stock is in reliance upon the exemptions from registration afforded by Section 4(a)(2) and Rule 506 promulgated under Regulation D under the Securities Act, based on our determination that the shares of the Company were only offered to "accredited investors" as defined in Rule 501 under the Securities Act. The former Navig8 shareholders who received common shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the shares could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      2015 Equity Purchase Agreement

        On February 24, 2015, we entered into an equity purchase agreement with Navig8, Avenue, BlackRock, BlueMountain, Monarch, Oaktree, Twin Haven and/or their respective affiliates. We refer to this agreement as the "2015 equity purchase agreement." In April 2015, certain other accredited investors became parties to the 2015 equity purchase agreement through the execution of joinders thereto. We refer to both the original and subsequent signatories to the 2015 equity purchase agreement as the "2015 commitment parties." Pursuant to the terms of the 2015 equity purchase agreement, we issued 483,971 shares of our common stock to the 2015 commitment parties as a commitment premium upon the closing of the merger as consideration for their purchase commitments. See "Related Party Transactions—2015 Merger Related Transactions—Equity Purchase Agreement" for further information.

        We issued these shares to the 2015 commitment parties in reliance upon the exemptions from registration afforded by Section 4(a)(2) and Rule 506 promulgated under Regulation D under the Securities Act, based on our determination that the shares of the Company were only offered to "accredited investors" as defined in Rule 501 under the Securities Act. The 2015 commitment parties who received common shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the shares could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      2015 Navig8 Warrant Agreement

        In connection with the 2015 merger we entered into an amended and restated warrant agreement with Navig8 Limited. We refer to this agreement as the "2015 Navig8 warrant agreement" and to Navig8 Limited or the subsequent transferee as the "2015 Navig8 warrantholder." Under the 2015 Navig8 warrant agreement, 1,600,000 warrants that had prior to the 2015 merger provided the 2015 Navig8 warrantholder the right to purchase 1,600,000 shares of Navig8 common stock at $10 per share of Navig8 common stock were converted into warrants entitling the 2015 Navig8 warrantholder to purchase 0.8947 shares of our common stock for each warrant held for a purchase price of $10.00 per warrant, or $11.18 per share. We refer to these warrants as the "2015 warrants." The 2015 warrants, which expire on March 31, 2016, vest in five equal tranches, with each tranche vesting upon our common shares reaching the following trading thresholds after an initial public offering: $15.09, $16.21, $17.32, $18.44 and $19.56. These trading thresholds represent the volume-weighted average price of our shares over any period of ten consecutive trading days during which there is a minimum cumulative trading volume of $2 million.

        The issuance of the 2015 warrants, as described above, was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. We determined that the 2015 Navig8 warrantholder was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and the 2015 Navig8 warrantholder agreed that the 2015 warrants could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the entry into the 2015 Navig8 Warrant Agreement and did not offer any securities to the general public in connection with such agreement.

      Navig8 Stock Options

        Pursuant to the 2015 merger agreement, we agreed to convert any outstanding option to acquire Navig8 common stock into an option to acquire the number of shares of our common stock equal to the product obtained by multiplying (i) the number of shares of Navig8 common stock subject to such stock option immediately prior to the consummation of the 2015 merger by (ii) 0.8947, at an exercise price per share equal to the quotient obtained by dividing (A) the per share exercise price specified in such stock option immediately prior to the 2015 merger by (B) 0.8947. We also agreed to treat the option agreement between Navig8 and the option holder as exercisable through July 8, 2017. Immediately prior to the consummation of the 2015 merger, there was one option to purchase 15,000 shares at $13.50 per share; this option, which we refer to as the "2015 option" was converted into an option to purchase 13,420 of our common shares at an exercise price of $15.088 per share.

        The issuance of the 2015 option, as described above, was made in reliance on the "no-sale theory" and/or the exemption from registration afforded by Section 4(a)(2) of the Securities Act. We determined that the holder of the 2015 option was an "accredited investor" as defined in Regulation D promulgated under the Securities Act and such holder agreed that the 2015 option could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the conversion of this option and did not offer any securities to the general public in connection with such conversion.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1
Second Amended Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among General Maritime Corporation, Arlington Tankers Ltd., Arlington Tankers, LLC, Companion Ltd., Compatriot Ltd., Concept Ltd., Concord Ltd., Consul Ltd., Contest Ltd., GMR Administration Corp., General Maritime Investments LLC, General Maritime Management LLC, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary NSF Corporation, General Product Carriers Corporation, GMR Agamemnon LLC, GMR Ajax LLC, GMR Alexandra LLC, GMR Argus LLC, GMR Atlas LLC, GMR Chartering LLC, GMR Concept LLC, GMR Concord LLC, GMR Constantine LLC, GMR Contest LLC, GMR Daphne LLC, GMR Defiance LLC, GMR Elektra LLC, GMR George T LLC, GMR GP LLC, GMR Gulf LLC, GMR Harriet G LLC, GMR Hercules LLC, GMR Hope LLC, GMR Horn LLC, GMR Kara G LLC, GMR Limited LLC, GMR Maniate LLC, GMR Minotaur LLC, GMR Orion LLC, GMR Phoenix LLC, GMR Poseidon LLC, GMR Princess LLC, GMR Progress LLC, GMR Revenge LLC, GMR Spartiate LLC, GMR Spyridon LLC, GMR St. Nikolas LLC, GMR Star LLC, GMR Strength LLC, GMR Trader LLC, GMR Trust LLC, GMR Ulysses LLC, GMR Zeus LLC, Victory Ltd. and Vision Ltd.
2.2
Agreement and Plan of Merger, dated as of February 24, 2015, by and among General Maritime Corporation, Gener8 Maritime Acquisition Inc., Navig8 Crude Tankers, Inc. and each of the Equityholders' Representatives named therein
3.1		Amended and Restated Articles of Incorporation of Gener8 Maritime, Inc.
3.2		Bylaws of Gener8 Maritime, Inc.
4.1	*	Specimen Common Stock Certificate
4.2		Warrant Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Computershare Shareowner Services LLC
4.3		Global Warrant Certificate, dated May 17, 2012, held by The Depository Trust Company for the benefit of Cede & Co.
4.4		First Amended and Restated Warrant Instrument, made on February 24, 2015, by Navig8 Crude Tankers, Inc. and General Maritime Corporation in favor of Navig8 Limited
5.1	*	Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued
8.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP regarding U.S. tax matters
8.2	*	Opinion of Dennis J. Reeder, Esq. regarding Republic of Marshall Islands tax matters
10.1		General Maritime Corporation 2012 Equity Incentive Plan, adopted May 17, 2012
10.2		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and John P. Tavlarios
10.3		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Leonard J. Vrondissis
10.4		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Milton H. Gonzales

Exhibit Number		Description
10.5		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and John P. Tavlarios
10.6		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Leonard J. Vrondissis
10.7		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Milton H. Gonzales
10.8		Shareholders' Agreement, dated as of May 7, 2015, by and among Gener8 Maritime, Inc. and the Shareholders named therein
10.9		Second Amended and Restated Registration Agreement, dated as of May 7, 2015, by and among Gener8 Maritime, Inc. and the Shareholders named therein
10.10		Equity Purchase Agreement, dated as of February 24, 2015, by and between General Maritime Corp., Navig8 Crude Tankers, Inc. and each of the Commitment Parties thereto, as amended
10.11		Form of Shareholder Support and Voting Agreement, dated as of February 24, 2015, by and among Navig8 Crude Tankers, Inc., General Maritime Corporation, and the Shareholders party thereto
10.12
Third Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch, as amended
10.13	*
Second Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.14	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.15	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.16	*	Amendment and Reaffirmation Agreement, dated as of May 17, 2012, by the Subsidiary Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch
10.17	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)

Exhibit Number		Description
10.18	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.19	*	Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.20	*	Share Charge, dated as of May 17, 2012, by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.21	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.22	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.23	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.24	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.25	*	Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.26
Second Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch, as amended
10.27	*
Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.28	*
Amended and Restated Parent Pledge Agreement, dated as of May 17, 2012, by General Maritime Corporation to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.29	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.30	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.31	*
Amended and Restated Subsidiaries Guaranty, dated as of May 17, 2012, by the Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)

Exhibit Number		Description
10.32	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.33	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.34	*	Secondary Share Charge, dated as of May 17, 2012, by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.35	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.36	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.37	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.38	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.39	*	Secondary Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.40
Note and Guarantee Agreement, dated as of March 28, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P., including Form of Note
10.41
Amendment No. 1 to the Note and Guarantee Agreement, dated as of May 13, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.

Exhibit Number	Description
10.42	Amendment No. 2 and Waiver to the Note and Guarantee Agreement, dated as of January 26, 2015, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
10.43
Amendment No. 3 to the Note and Guarantee Agreement, dated as of April 30, 2015, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
10.44
Master Agreement, dated as of March 18, 2014, by and among STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited, STI Esles Shipping Company Limited, VLCC I Acquisition Corporation and Scorpio Tankers Inc., as amended
10.45	Deed of Guarantee, dated as of March 25, 2014, by and between VLCC Acquisition I Corporation and Scorpio Tankers, Inc.
10.46
Subsidiary Guarantee, dated as of May 13, 2014, by VLCC Acquisition I Corporation, STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited and STI Esles Shipping Company Limited in favor of certain noteholders of General Maritime Corporation
10.47	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Cavaliere Shipping Company Limited, as amended
10.48	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Dundee Shipping Company Limited, as amended
10.49	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Edinburgh Shipping Company Limited, as amended
10.50	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Esles Shipping Company Limited, as amended
10.51	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Glasgow Shipping Company Limited, as amended
10.52	Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Newcastle Shipping Company Limited, as amended

Exhibit Number		Description
10.53		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Perth Shipping Company Limited, as amended
10.54	*	Shipbuilding Contract, dated December 20, 2013 by and between STI Cavaliere Shipping Company Limited and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S777
10.55	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Dundee Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5407
10.56	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Dundee Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5407
10.57	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Edinburgh Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5405
10.58	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Edinburgh Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5405
10.59	*	Shipbuilding Contract, dated December 20, 2013, by and between STI Esles Shipping Company Limited and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S778
10.60	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Glasgow Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5404
10.61	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Glasgow Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5404
10.62	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Newcastle Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5408
10.63	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Newcastle Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5408
10.64	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Perth Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5406
10.65	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Perth Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5406
10.66	*	Letter of Guarantee, dated as of December 23, 2013, by ABN AMRO Bank N.V. in favor of STI Cavaliere Shipping Company Limited

Exhibit Number		Description
10.67	*	Advice of Amendment of Guarantee, dated as of March 13, 2014, by ABN AMRO Bank N.V. to STI Cavaliere Shipping Company Limited
10.68	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Dundee Shipping Company Limited by The Export-Import Bank of Korea
10.69	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Edinburgh Shipping Company Limited by The Export-Import Bank of Korea
10.70	*	Letter of Guarantee, dated as of December 23, 2013, by ABN AMRO Bank N.V. in favor of STI Esles Shipping Company Limited
10.71	*	Advice of Amendment of Guarantee, dated as of March 13, 2014, by ABN AMRO Bank N.V. to STI Esles Shipping Company Limited
10.72	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Glasgow Shipping Company Limited by The Export-Import Bank of Korea
10.73	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Newcastle Shipping Company Limited by The Export-Import Bank of Korea
10.74	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Perth Shipping Company Limited by The Export-Import Bank of Korea
10.75		Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S768
10.76		Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S769
10.77		Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S770
10.78		Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S771
10.79
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1355
10.80
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1356
10.81
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1357
10.82
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1358
10.83		Shipbuilding Contract, dated as of March 21, 2014, by and between Navig8 Crude Tankers, Inc., and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1384
10.84		Shipbuilding Contract, dated as of March 21, 2014, by and between Navig8 Crude Tankers, Inc., and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1385

Exhibit Number	Description
10.85	Shipbuilding Contract, dated as of March 24, 2014, by and between Navig8 Crude Tankers, Inc., and Hyundai Heavy Industries Co., Ltd. with respect to Hull No. 2794
10.86	Shipbuilding Contract, dated as of March 24, 2014, by and between Navig8 Crude Tankers, Inc., and Hyundai Heavy Industries Co., Ltd. with respect to Hull No. 2795
10.87	Shipbuilding Contract, dated as of March 25, 2014, by and between Navig8 Crude Tankers, Inc., and HHIC-PHIL Inc. with respect to Hull No. NTP0137
10.88	Shipbuilding Contract, dated as of March 25, 2014, by and between Navig8 Crude Tankers, Inc., and HHIC-PHIL Inc. with respect to Hull No. NTP0138
10.89	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S768
10.90	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S769
10.91	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S770
10.92	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S771
10.93	Irrevocable Letter of Guarantee, dated as of March 26, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial Bank of Korea with respect to Hull No. 2794, as amended
10.94	Irrevocable Letter of Guarantee, dated as of March 26, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial Bank of Korea with respect to Hull No. 2795, as amended
10.95	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1355
10.96	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1355
10.97	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1356
10.98	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1356
10.99	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1357
10.100	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1357
10.101	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1358
10.102	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1358
10.103
Irrevocable Letter of Guarantee, dated as of April 3, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial and Commercial Bank of China Limited, Shanghai Municipal Branch with respect to Hull No. H1384

Exhibit Number		Description
10.104		Letter of Guarantee, dated April 23, 2014, in favor of Shanghai Waigaoqiao Shipbuilding Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1384
10.105
Irrevocable Letter of Guarantee, dated as of April 3, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial and Commercial Bank of China Limited, Shanghai Municipal Branch with respect to Hull No. H1385
10.106		Letter of Guarantee, dated April 23, 2014, in favor of Shanghai Waigaoqiao Shipbuilding Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1385
10.107		Irrevocable Letter of Guarantee, dated as of April 11, 2014, in favor of Navig8 Crude Tankers, Inc. by Korea Development Bank with respect to Hull No. NTP0137, as amended
10.108		Letter of Guarantee, dated March 25, 2014, in favor of HHIC-PHIL by Navig8 Crude Tankers Inc. with respect to Hull No. NTP0137
10.109		Irrevocable Letter of Guarantee, dated as of April 13, 2014, in favor of Navig8 Crude Tankers, Inc. by Korea Development Bank with respect to Hull No. NTP0138, as amended
10.110		Letter of Guarantee, dated March 25, 2014, in favor of HHIC-PHIL by Navig8 Crude Tankers Inc. with respect to Hull No. NTP0138
10.111		Corporate Administration Agreement, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Asia Pte Ltd, as amended
10.112		Project Structuring Agreement, dated as of December 17, 2013, by and between Navig8 Limited and Navig8 DMCC
10.113		Letter Agreement, dated as of December 17, 2013, by Navig8 Limited for the benefit of Navig8 Crude Tankers Inc.
10.114
Agreement for Plan Approval and Construction Supervision, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. S768, S769, S770 and S771, as amended to include Hull Nos. 2794 and 2795
10.115
Agreement for Plan Approval and Construction Supervision, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. H1355, H1356, H1357 and H1358, as amended to include Hull Nos. H1384 and H1385
10.116
Agreement for Plan Approval and Construction Supervision, dated of March 25, 2014, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. NTP0137 and NTP0138
10.117		Agency Agreement, dated as of November 30, 2012, by and between Unique Tankers LLC and Unipec UK Company Limited
10.118		Option Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.119		Exclusivity Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.120		Pool Participation Agreement, dated as of December 3, 2012, by and between Unique Tankers LLC and General Maritime Corporation
10.121	*	Variation Agreement, dated as of November 7, 2014, by and among Unipec UK Company Limited, General Maritime Management LLC and Unique Tankers LLC

Exhibit Number		Description
10.122	*	Variation Agreement, dated as of March 18, 2015, by and between VLCC Acquisition I Corporation and Scorpio Tankers Inc.
10.123	*	Variation Agreement, dated as of March 19, 2015, by and between General Maritime Management LLC and Unique Tankers LLC
10.124		Pool Participation Agreement, dated as of December 17, 2013, by and between VL8 Pool Inc. and Navig8 Crude Tankers 1 Inc. with respect to Hull No. S768
10.125		BIMCO Standard Ship Management Agreement, dated as of December 17, 2013, by and between Navig8 Crude Tankers 1 Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull No. S768, as amended
10.126		Disclosure Letter Agreement, dated as of April 13, 2015, by and among General Maritime Corporation, Navig8 Crude Tankers Inc., VL8 Pool Inc., VL8 Management Inc. and Navig8 Shipmanagement Pte Ltd
10.127	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI
10.128	*	Credit Agreement, dated as of June 11, 2013, by and between General Maritime Corporation and Wells Fargo Bank, National Association
10.129	*
Senior Promissory Note, dated as of April 11, 2013, entered into by General Maritime Corporation, General Maritime Subsidiary Corporation and General Maritime Subsidiary II Corporation for the benefit of OCM Marine Holdings TP, L.P.
10.130		Stock Option Grant Agreement, dated as of July 8, 2014, by and between Navig8 Crude Tankers Inc. and L. Spencer Wells
10.131		Indemnification Agreement, dated as of July 16, 2014, by and between Nicolas Busch and Navig8 Crude Tankers Inc.
10.132		Indemnification Agreement, dated as of July 16, 2014, by and between Dan Ilany and Navig8 Crude Tankers Inc.
10.133		Indemnification Agreement, dated as of July 16, 2014, by and between Roger Schmitz and Navig8 Crude Tankers Inc.
10.134	*	Subscription Agreement, dated as of June 19, 2012, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
10.135	*	Subscription Agreement, dated as of June 28, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.136	*	Subscription Agreement, dated as of July 3, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.137	*	Subscription Agreement, dated as of August 22, 2013, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
10.138	*	Subscription Agreement, dated as of August 21, 2013, by and between General Maritime Corporation and J. Goldman Master Fund, L.P.

Exhibit Number		Description
10.139	*	Common Stock Subscription Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P.
10.140	*
Amended and Restated Common Stock Subscription Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., Aurora Resurgence Fund II LP and certain other shareholders of General Maritime Corporation
10.141	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC
10.142	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P.
10.143	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio
10.144	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.145	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Credit Opportunities Master Fund I L.P.
10.146	*	Subscription Agreement, dated as of May 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Houlihan Lokey Capital, Inc.
10.147	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Partners L.P.
10.148	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Co-Investors LLC
21.1	*	Subsidiaries of Gener8 Maritime, Inc.
23.1	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 8.1)
23.2		Consent of Drewry Shipping Consultants Limited
23.3		Consent of Deloitte & Touche LLP
24.1		Powers of Attorney (contained in the signature page to this registration statement)

*
To be filed by amendment

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 22nd day of May, 2015.

Gener8 Maritime, Inc.
By:	/s/ PETER C. GEORGIOPOULOS
	Name:	Peter C. Georgiopoulos
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter C. Georgiopoulos and Leonard J. Vrondissis, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on May 22, 2015 in the capacities indicated.

Signature	Title

/s/ PETER C. GEORGIOPOULOS Peter C. Georgiopoulos	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ LEONARD J. VRONDISSIS Leonard J. Vrondissis	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)
/s/ NICOLAS BUSCH Nicolas Busch	Director

Signature	Title

/s/ ADAM PIERCE Adam Pierce	Director
/s/ STEVEN D. SMITH Steven D. Smith	Director

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1
Second Amended Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among General Maritime Corporation, Arlington Tankers Ltd., Arlington Tankers, LLC, Companion Ltd., Compatriot Ltd., Concept Ltd., Concord Ltd., Consul Ltd., Contest Ltd., GMR Administration Corp., General Maritime Investments LLC, General Maritime Management LLC, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary NSF Corporation, General Product Carriers Corporation, GMR Agamemnon LLC, GMR Ajax LLC, GMR Alexandra LLC, GMR Argus LLC, GMR Atlas LLC, GMR Chartering LLC, GMR Concept LLC, GMR Concord LLC, GMR Constantine LLC, GMR Contest LLC, GMR Daphne LLC, GMR Defiance LLC, GMR Elektra LLC, GMR George T LLC, GMR GP LLC, GMR Gulf LLC, GMR Harriet G LLC, GMR Hercules LLC, GMR Hope LLC, GMR Horn LLC, GMR Kara G LLC, GMR Limited LLC, GMR Maniate LLC, GMR Minotaur LLC, GMR Orion LLC, GMR Phoenix LLC, GMR Poseidon LLC, GMR Princess LLC, GMR Progress LLC, GMR Revenge LLC, GMR Spartiate LLC, GMR Spyridon LLC, GMR St. Nikolas LLC, GMR Star LLC, GMR Strength LLC, GMR Trader LLC, GMR Trust LLC, GMR Ulysses LLC, GMR Zeus LLC, Victory Ltd. and Vision Ltd.
2.2
Agreement and Plan of Merger, dated as of February 24, 2015, by and among General Maritime Corporation, Gener8 Maritime Acquisition Inc., Navig8 Crude Tankers, Inc. and each of the Equityholders' Representatives named therein
3.1		Amended and Restated Articles of Incorporation of Gener8 Maritime, Inc.
3.2		Bylaws of Gener8 Maritime, Inc.
4.1	*	Specimen Common Stock Certificate
4.2		Warrant Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Computershare Shareowner Services LLC
4.3		Global Warrant Certificate, dated May 17, 2012, held by The Depository Trust Company for the benefit of Cede & Co.
4.4		First Amended and Restated Warrant Instrument, made on February 24, 2015, by Navig8 Crude Tankers, Inc. and General Maritime Corporation in favor of Navig8 Limited
5.1	*	Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued
8.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP regarding U.S. tax matters
8.2	*	Opinion of Dennis J. Reeder, Esq. regarding Republic of Marshall Islands tax matters
10.1		General Maritime Corporation 2012 Equity Incentive Plan, adopted May 17, 2012
10.2		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and John P. Tavlarios
10.3		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Leonard J. Vrondissis
10.4		Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Milton H. Gonzales

Exhibit Number		Description
10.5		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and John P. Tavlarios
10.6		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Leonard J. Vrondissis
10.7		Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Milton H. Gonzales
10.8		Shareholders' Agreement, dated as of May 7, 2015, by and among Gener8 Maritime, Inc. and the Shareholders named therein
10.9		Second Amended and Restated Registration Agreement, dated as of May 7, 2015, by and among Gener8 Maritime, Inc. and the Shareholders named therein
10.10		Equity Purchase Agreement, dated as of February 24, 2015, by and between General Maritime Corp., Navig8 Crude Tankers, Inc. and each of the Commitment Parties thereto, as amended
10.11		Form of Shareholder Support and Voting Agreement, dated as of February 24, 2015, by and among Navig8 Crude Tankers, Inc., General Maritime Corporation, and the Shareholders party thereto
10.12
Third Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch, as amended
10.13	*
Second Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.14	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.15	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.16	*	Amendment and Reaffirmation Agreement, dated as of May 17, 2012, by the Subsidiary Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch
10.17	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.18	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)

Exhibit Number		Description
10.19	*	Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.20	*	Share Charge, dated as of May 17, 2012, by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.21	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.22	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.23	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.24	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.25	*	Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.26
Second Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch, as amended
10.27	*
Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.28	*
Amended and Restated Parent Pledge Agreement, dated as of May 17, 2012, by General Maritime Corporation to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.29	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.30	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.31	*
Amended and Restated Subsidiaries Guaranty, dated as of May 17, 2012, by the Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.32	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)

Exhibit Number		Description
10.33	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.34	*	Secondary Share Charge, dated as of May 17, 2012, by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.35	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.36	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.37	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.38	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.39	*	Secondary Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.40
Note and Guarantee Agreement, dated as of March 28, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P., including Form of Note
10.41
Amendment No. 1 to the Note and Guarantee Agreement, dated as of May 13, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
10.42
Amendment No. 2 and Waiver to the Note and Guarantee Agreement, dated as of January 26, 2015, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
10.43
Amendment No. 3 to the Note and Guarantee Agreement, dated as of April 30, 2015, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.

Exhibit Number		Description
10.44		Master Agreement, dated as of March 18, 2014, by and among STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited, STI Esles Shipping Company Limited, VLCC I Acquisition Corporation and Scorpio Tankers Inc., as amended
10.45		Deed of Guarantee, dated as of March 25, 2014, by and between VLCC Acquisition I Corporation and Scorpio Tankers, Inc.
10.46
Subsidiary Guarantee, dated as of May 13, 2014, by VLCC Acquisition I Corporation, STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited and STI Esles Shipping Company Limited in favor of certain noteholders of General Maritime Corporation
10.47		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Cavaliere Shipping Company Limited, as amended
10.48		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Dundee Shipping Company Limited, as amended
10.49		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Edinburgh Shipping Company Limited, as amended
10.50		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Esles Shipping Company Limited, as amended
10.51		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Glasgow Shipping Company Limited, as amended
10.52		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Newcastle Shipping Company Limited, as amended
10.53		Share Purchase Agreement, dated as of March 21, 2014, by and between Scorpio Tankers Inc. and VLCC Acquisition I Corporation with respect to STI Perth Shipping Company Limited, as amended
10.54	*	Shipbuilding Contract, dated December 20, 2013 by and between STI Cavaliere Shipping Company Limited and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S777
10.55	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Dundee Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5407
10.56	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Dundee Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5407
10.57	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Edinburgh Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5405

Exhibit Number		Description
10.58	*	Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Edinburgh Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5405
10.59	*	Shipbuilding Contract, dated December 20, 2013, by and between STI Esles Shipping Company Limited and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S778
10.60	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Glasgow Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5404
10.61	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Glasgow Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5404
10.62	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Newcastle Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5408
10.63	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Newcastle Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5408
10.64	*	Shipbuilding Contract, dated December 13, 2013, by and between STI Perth Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5406
10.65	*
Amendment No. 1, dated as of March 10, 2014, to that certain Shipbuilding Contract by and between STI Perth Shipping Company Limited and Daewoo Shipbuilding & Marine Engineering Co., Ltd. with respect to Hull No. 5406
10.66	*	Letter of Guarantee, dated as of December 23, 2013, by ABN AMRO Bank N.V. in favor of STI Cavaliere Shipping Company Limited
10.67	*	Advice of Amendment of Guarantee, dated as of March 13, 2014, by ABN AMRO Bank N.V. to STI Cavaliere Shipping Company Limited
10.68	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Dundee Shipping Company Limited by The Export-Import Bank of Korea
10.69	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Edinburgh Shipping Company Limited by The Export-Import Bank of Korea
10.70	*	Letter of Guarantee, dated as of December 23, 2013, by ABN AMRO Bank N.V. in favor of STI Esles Shipping Company Limited
10.71	*	Advice of Amendment of Guarantee, dated as of March 13, 2014, by ABN AMRO Bank N.V. to STI Esles Shipping Company Limited
10.72	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Glasgow Shipping Company Limited by The Export-Import Bank of Korea
10.73	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Newcastle Shipping Company Limited by The Export-Import Bank of Korea
10.74	*	Irrevocable Stand By Letter of Credit, dated as of December 17, 2013, in favor of STI Perth Shipping Company Limited by The Export-Import Bank of Korea
10.75		Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S768

Exhibit Number	Description
10.76	Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S769
10.77	Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S770
10.78	Shipbuilding Contract, dated as of December 12, 2013, by and between Navig8 Crude Tankers, Inc., and Hyundai Samho Heavy Industries Co., Ltd. with respect to Hull No. S771
10.79
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1355
10.80
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1356
10.81
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1357
10.82
Shipbuilding Contract, dated as of December 17, 2013, by and between Navig8 Crude Tankers, Inc., and China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1358
10.83	Shipbuilding Contract, dated as of March 21, 2014, by and between Navig8 Crude Tankers, Inc., and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1384
10.84	Shipbuilding Contract, dated as of March 21, 2014, by and between Navig8 Crude Tankers, Inc., and Shanghai Waigaoqiao Shipbuilding Co., Ltd. with respect to Hull No. H1385
10.85	Shipbuilding Contract, dated as of March 24, 2014, by and between Navig8 Crude Tankers, Inc., and Hyundai Heavy Industries Co., Ltd. with respect to Hull No. 2794
10.86	Shipbuilding Contract, dated as of March 24, 2014, by and between Navig8 Crude Tankers, Inc., and Hyundai Heavy Industries Co., Ltd. with respect to Hull No. 2795
10.87	Shipbuilding Contract, dated as of March 25, 2014, by and between Navig8 Crude Tankers, Inc., and HHIC-PHIL Inc. with respect to Hull No. NTP0137
10.88	Shipbuilding Contract, dated as of March 25, 2014, by and between Navig8 Crude Tankers, Inc., and HHIC-PHIL Inc. with respect to Hull No. NTP0138
10.89	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S768
10.90	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S769
10.91	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S770
10.92	Irrevocable Letter of Guarantee, dated as of December 16, 2013, in favor of Navig8 Crude Tankers, Inc. by Nonghyup Bank with respect to Hull No. S771
10.93	Irrevocable Letter of Guarantee, dated as of March 26, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial Bank of Korea with respect to Hull No. 2794, as amended
10.94	Irrevocable Letter of Guarantee, dated as of March 26, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial Bank of Korea with respect to Hull No. 2795, as amended

Exhibit Number	Description
10.95	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1355
10.96	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1355
10.97	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1356
10.98	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1356
10.99	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1357
10.100	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1357
10.101	Irrevocable Letter of Guarantee, dated as of December 27, 2013, in favor of Navig8 Crude Tankers, Inc. by China Citic Bank Corp., Ltd. with respect to Hull No. H1358
10.102	Letter of Guarantee, dated January 7, 2014, in favor of China Shipbuilding Trading Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1358
10.103
Irrevocable Letter of Guarantee, dated as of April 3, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial and Commercial Bank of China Limited, Shanghai Municipal Branch with respect to Hull No. H1384
10.104	Letter of Guarantee, dated April 23, 2014, in favor of Shanghai Waigaoqiao Shipbuilding Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1384
10.105
Irrevocable Letter of Guarantee, dated as of April 3, 2014, in favor of Navig8 Crude Tankers, Inc. by Industrial and Commercial Bank of China Limited, Shanghai Municipal Branch with respect to Hull No. H1385
10.106	Letter of Guarantee, dated April 23, 2014, in favor of Shanghai Waigaoqiao Shipbuilding Co., Ltd. by Navig8 Crude Tankers Inc. with respect to Hull No. H1385
10.107	Irrevocable Letter of Guarantee, dated as of April 11, 2014, in favor of Navig8 Crude Tankers, Inc. by Korea Development Bank with respect to Hull No. NTP0137, as amended
10.108	Letter of Guarantee, dated March 25, 2014, in favor of HHIC-PHIL by Navig8 Crude Tankers Inc. with respect to Hull No. NTP0137
10.109	Irrevocable Letter of Guarantee, dated as of April 13, 2014, in favor of Navig8 Crude Tankers, Inc. by Korea Development Bank with respect to Hull No. NTP0138, as amended
10.110	Letter of Guarantee, dated March 25, 2014, in favor of HHIC-PHIL by Navig8 Crude Tankers Inc. with respect to Hull No. NTP0138
10.111	Corporate Administration Agreement, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Asia Pte Ltd, as amended
10.112	Project Structuring Agreement, dated as of December 17, 2013, by and between Navig8 Limited and Navig8 DMCC
10.113	Letter Agreement, dated as of December 17, 2013, by Navig8 Limited for the benefit of Navig8 Crude Tankers Inc.
10.114
Agreement for Plan Approval and Construction Supervision, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. S768, S769, S770 and S771, as amended to include Hull Nos. 2794 and 2795

Exhibit Number		Description
10.115		Agreement for Plan Approval and Construction Supervision, dated as of December 17, 2013, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. H1355, H1356, H1357 and H1358, as amended to include Hull Nos. H1384 and H1385
10.116
Agreement for Plan Approval and Construction Supervision, dated of March 25, 2014, by and between Navig8 Crude Tankers Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull Nos. NTP0137 and NTP0138
10.117		Agency Agreement, dated as of November 30, 2012, by and between Unique Tankers LLC and Unipec UK Company Limited
10.118		Option Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.119		Exclusivity Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.120		Pool Participation Agreement, dated as of December 3, 2012, by and between Unique Tankers LLC and General Maritime Corporation
10.121	*	Variation Agreement, dated as of November 7, 2014, by and among Unipec UK Company Limited, General Maritime Management LLC and Unique Tankers LLC
10.122	*	Variation Agreement, dated as of March 18, 2015, by and between VLCC Acquisition I Corporation and Scorpio Tankers Inc.
10.123	*	Variation Agreement, dated as of March 19, 2015, by and between General Maritime Management LLC and Unique Tankers LLC
10.124		Pool Participation Agreement, dated as of December 17, 2013, by and between VL8 Pool Inc. and Navig8 Crude Tankers 1 Inc. with respect to Hull No. S768
10.125		BIMCO Standard Ship Management Agreement, dated as of December 17, 2013, by and between Navig8 Crude Tankers 1 Inc. and Navig8 Shipmanagement Pte Ltd with respect to Hull No. S768, as amended
10.126		Disclosure Letter Agreement, dated as of April 13, 2015, by and among General Maritime Corporation, Navig8 Crude Tankers Inc., VL8 Pool Inc., VL8 Management Inc. and Navig8 Shipmanagement Pte Ltd
10.127	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI
10.128	*	Credit Agreement, dated as of June 11, 2013, by and between General Maritime Corporation and Wells Fargo Bank, National Association
10.129	*
Senior Promissory Note, dated as of April 11, 2013, entered into by General Maritime Corporation, General Maritime Subsidiary Corporation and General Maritime Subsidiary II Corporation for the benefit of OCM Marine Holdings TP, L.P.
10.130		Stock Option Grant Agreement, dated as of July 8, 2014, by and between Navig8 Crude Tankers Inc. and L. Spencer Wells
10.131		Indemnification Agreement, dated as of July 16, 2014, by and between Nicolas Busch and Navig8 Crude Tankers Inc.
10.132		Indemnification Agreement, dated as of July 16, 2014, by and between Dan Ilany and Navig8 Crude Tankers Inc.

Exhibit Number		Description
10.133		Indemnification Agreement, dated as of July 16, 2014, by and between Roger Schmitz and Navig8 Crude Tankers Inc.
10.134	*	Subscription Agreement, dated as of June 19, 2012, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
10.135	*	Subscription Agreement, dated as of June 28, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.136	*	Subscription Agreement, dated as of July 3, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.137	*	Subscription Agreement, dated as of August 22, 2013, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
10.138	*	Subscription Agreement, dated as of August 21, 2013, by and between General Maritime Corporation and J. Goldman Master Fund, L.P.
10.139	*
Common Stock Subscription Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P.
10.140	*
Amended and Restated Common Stock Subscription Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., Aurora Resurgence Fund II LP and certain other shareholders of General Maritime Corporation
10.141	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC
10.142	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P.
10.143	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio
10.144	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation and OCM Marine Holdings TP, L.P.
10.145	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Credit Opportunities Master Fund I L.P.
10.146	*	Subscription Agreement, dated as of May 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Houlihan Lokey Capital, Inc.
10.147	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Partners L.P.
10.148	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Co-Investors LLC
21.1	*	Subsidiaries of Gener8 Maritime, Inc.
23.1	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 8.1)

Exhibit Number	Description
23.2	Consent of Drewry Shipping Consultants Limited
23.3	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney (contained in the signature page to this registration statement)

*
To be filed by amendment